

2024
ANNUAL REPORT
MANAGING FOR THE LONG RUN

ANNUAL REVIEW, FORM 10-K AND 2025 PROXY STATEMENT



OLD REPUBLIC INTERNATIONAL CORPORATION

CONTENTS

2024 Annual Report to the Shareholders

- 2024 Annual Review (including 2024 Annual Letter)
- Annual Report on Form 10-K for the year ended December 31, 2024

Notice of Annual Meeting of the Shareholders and Proxy Statement



2024
ANNUAL REVIEW
MANAGING FOR THE LONG RUN

OLD REPUBLIC INTERNATIONAL CORPORATION

Annual Review

TABLE OF CONTENTS



MANAGING FOR THE LONG RUN

About Old Republic

Our **MISSION** is to provide quality insurance security and related services to businesses, individuals, and public institutions, and be a dependable long-term steward of the trust that policyholders, shareholders, and other important stakeholders place in us.

Old Republic International Corporation (ORI) is a leading specialty insurer that operates diverse property & casualty and title insurance companies. Founded in 1923 and a member of the Fortune 500, we are a leader in underwriting and risk management services for business partners across the United States and Canada. Our specialized operating companies are experts in their fields, enabling us to provide tailored solutions that set us apart.

Old Republic operates in a decentralized manner that emphasizes specialization by type of insurance coverage and industry, ensuring broad diversification and dispersion of risk. ORI's performance reflects an entrepreneurial spirit, a necessary long-term orientation, and a corporate culture that promotes integrity and accountability.

A summary table below shows our Book Value Annual Compound Total Return and Market Value Annual Compound Total Return alongside two market indices.

	ORI Book Value Annual Compound Total Return (1)	ORI Market Value Annual Compound Total Return (2)	S&P 500 Index Annual Compound Total Return	S&P P&C Insurance Index Annual Compound Total Return
Ten Years 2015 – 2024	12.4%	16.7%	13.1%	15.3%

(1) Calculated as the sum of the annual change in book value per share, plus cash dividends declared.
(2) Calculated as the sum of the annual change in market price per share, plus cash dividends paid, and assumes that cash dividends are reinvested on a pretax basis in shares when paid.

Old Republic has consistently paid a regular cash dividend without interruption for 84 years and raised the annual regular cash dividend for 44 years.



Financial Highlights

($ IN MILLIONS, EXCEPT PER SHARE DATA)	Consolidated Data		
	2024	2023	% Change
Total Revenues	$ 8,231.5	$ 7,258.3	13.4%
Pretax Income: Excluding Investment Gains (Losses)	999.8	938.4	6.5
Net Income: Excluding Investment Gains (Losses)	797.0	749.5	6.3
Net Income Per Share-Diluted: Excluding Investment Gains (Losses)	3.03	2.63	15.2
Operating Cash Flow	1,233.4	880.4	40.1
Assets	27,843.1	26,501.4	5.1
Common Shareholders' Equity: Total	5,618.9	6,410.7	-12.4
Per Share	22.84	23.31	-2.0
Cash and Invested Assets Per Share	66.68	58.86	13.3
Cash Dividends Per Share*	3.06	0.98	
Operating Return on Equity	12.4%	12.1%	
Growth in Book Value Per Share, Including Dividends	11.1%	15.3%	
Closing Stock Price	$ 36.19	$ 29.40	23.1%

* In addition to the regular quarterly dividend payment of $0.265 per share, a special cash dividend of $2.00 per share was declared in December 2024.

($ IN MILLIONS)	Segments of Business					
	Revenues			Pretax Income		
	2024	2023	% Change	2024	2023	% Change
Specialty Insurance	$5,400.6	$4,744.3	13.8%	$ 848.3	$ 787.8	7.7%
Title Insurance	2,682.9	2,620.6	2.4	144.1	133.5	7.9
Corporate & Other	77.9	84.2	-7.5	7.3	16.9	-56.5
Subtotal	8,161.6	7,449.3	9.6%	999.8	938.4	6.5%
Investment Gains (Losses):						
Realized from acutal transactions and impairments	88.8	(67.0)		88.8	(67.0)	
Unrealized from changes in fair value of equity securities	(18.9)	(123.9)		(18.9)	(123.9)	
Subtotal	69.9	(190.9)		69.9	(190.9)	
Consolidated	$8,231.5	$7,258.3		$1,069.7	$ 747.4	



2024 Annual Letter

DEAR SHAREHOLDERS AND ALL IMPORTANT STAKEHOLDERS:

In 2023, Old Republic (ORI) celebrated ‘‘100 Years of Excellence’’. In 2024, our next 100 years got off to a good start. As you will read below, this was an excellent year from a financial perspective, with numerous markers of success including combined ratio, operating income, premium and fee growth, operating return on equity, book value growth, and total shareholder return. These results continue a long-term track record of excellence and consistency. In our Property & Casualty (P&C) markets, industry pricing trends have been mostly supportive, though challenges persist, particularly as it relates to continued legal system abuse. The title insurance market faces different challenges as a result of higher mortgage interest rates that have suppressed real estate activity. In 2024, and over the long run, we have demonstrated that we can thrive in any environment.

The resiliency of our business model rests on the 17 different P&C subsidiary companies within Specialty Insurance and Title Insurance. Each ORI subsidiary company is a specialist, narrow and deep in their specialty niche, with a keen focus on service, including distribution, claims, underwriting, and risk control. They operate with autonomy and accountability, with the attendant benefits of diversification to manage risk. Our approximately 9,400 associates are tied together with a common culture grounded in respect, accountability, and integrity. During 2024, we continued to strengthen associate engagement and to bring people together around numerous ‘‘excellence’’ initiatives that foster communication within disciplines such as underwriting, claims, and technology.

During 2024, several recently launched subsidiary companies began to contribute to overall growth. Old Republic Lawyers Specialty Insurance (class of ’23) and Old Republic Accident & Health (’23) both recorded their first premium and are off to strong starts in their respective markets. They follow in the footsteps of other start-ups, Old Republic Inland Marine (’21) and Old Republic Excess & Surplus (’22), both of which are already profitable. These start-up businesses are part of our continued focus on investing in technology and human capital throughout the company.

Our portfolio of diverse specialty businesses are supported by a strong balance sheet, conservatively managed and reflected by an A+ rating from AM Best. Our ongoing profitability and strong balance sheet enabled us to return a record amount of capital to shareholders, with 2024 marking the 84th consecutive year of paying a regular cash dividend without interruption and the 44th consecutive year we have increased our regular cash dividend. During the year we also repurchased approximately 30 million shares (almost 11% of shares outstanding) and declared a $2.00 special cash dividend. In total we returned $1.7 billion to shareholders in 2024. With 7.6% insider ownership, our employees, officers, and directors are directly aligned with shareholder value creation.

ANOTHER YEAR OF STRONG OPERATING PERFORMANCE

- **Consolidated pretax income** excluding investment gains (losses) was $1.00 billion compared to $938 million in 2023.
- **Our Title Insurance business** produced $144 million of pretax income, compared to $134 million last year, reflecting stabilized conditions in the real estate market.
- **Operating return on shareholders’ equity** (beginning of year) was 12.4% compared to 12.1% last year.
- **Our Specialty Insurance business** reached a record $848 million of pretax income, besting the prior record of $788 million.
- **Underwriting profit** was solid, with a consolidated combined ratio of 93.9% compared to 92.6% in 2023.
- **Shareholders’ equity** ended the year at $5.62 billion, after returning $1.71 billion to shareholders through dividends and share repurchases.

2024 PER SHARE PERFORMANCE

★ **Net Income
Per Diluted Share**
excluding investment
gains, was $3.03 up
15.2% compared to $2.63 in
2023.

★ **Total Market Return
Per Share**
with dividends reinvested,
was 27.1% compared with
26.3% last year.

★ **Shareholders' Equity
Per Share**
finished the year at $22.84
compared to $23.31
at year-end 2023, with $3.06 in
regular and special cash
dividends declared during 2024.

★ **Total Book Value Return
Per Share**
with the addition of dividends,
was 11.1% versus 15.3%
in 2023.

Our performance reflects the success of a long-term strategy for our diversified, specialty insurance businesses.

We remain confident that ORI will continue creating long-term value for shareholders and all important stakeholders.

SEGMENTED AND CONSOLIDATED OPERATIONS SHOW SOLID RESULTS

Specialty Insurance net premiums and fees earned rose 15%. Customer retention remains high, and new business trends were strong; both testaments to our value proposition centered around service, expertise, and stability. At the same time, data analytics capabilities enable segmentation and pricing precision that are responsive to loss cost trends.

New subsidiary companies were a meaningful contributor to growth. In 2024, six subsidiaries we launched since 2015 made up 12% of Specialty Insurance's gross written premium. Our two subsidiaries launched in 2023, Old Republic Lawyers Specialty Insurance and Old Republic Accident & Health, both contributed to that growth in 2024.

The graph below shows the Specialty Insurance combined ratios for the past five years.

Specialty Insurance Combined Ratio



PERCENT

These combined ratios reflect our consistent comment to:

★ **Diversified specialty expertise:**
We build and grow businesses with a narrow and deep focus. This specialized nature allows us to deliver a value proposition to our partners and customers that goes well beyond a fair price.

★ **Portfolio management:**
Data and analytic tools are used to drive segmented pricing precision across products, industries, and geographies.
We constantly challenge ourselves to incorporate the latest trends and our view of the future.

★ **Operational excellence:**
We leverage data, talent, and best practices by collaborating across our subsidiaries. Operational Excellence Initiatives include underwriting, claims, distribution, marketing, actuarial, and risk control. This provides our subsidiaries with the benefit of scale while driving decision making closer to their customers.

Our expense ratio generally reflects a shift in the line of coverage mix toward those with higher expense ratios and lower loss ratios. We target combined ratios between 90% and 95% over a full underwriting cycle, recognizing that quarterly and annual ratios and trends may deviate from this range, particularly given the long claim payment patterns associated with the business.

We remain optimistic about the continued progress of the Specialty Insurance business. Our long-term strategy aims to drive profitable growth with a focus on:

★ **Organic Growth**

★ **Selective Acquisitions**

★ **New Distribution Channels**

★ **New Ventures**

★ **New Product Offerings**

★ **Geographic Expansion**

Our 17 specialized operating companies offer both admitted and non-admitted solutions.

The driving force behind all of these strategies is our continued pursuit of excellence.

Title Insurance net premiums and fees earned rose 2%. This reflected a stabilization in residential and commercial real estate market activity despite a backdrop of higher mortgage interest rates. Despite these continued top-line headwinds, we produced meaningful pretax operating income in 2024 that was 8% above the prior year.

Our Title Insurance business model is based on mitigating and preventing losses rather than assuming significant underwriting risk. Loss prevention is driven at the front end of a transaction. This function is led by professionals trained in real estate law who do extensive searches of historical real estate transfers before policies are issued. As a result, operating expenses are much higher for title insurance when compared with other types of insurance. However, that also means loss costs are much lower.

The chart below shows five years of Title Insurance combined ratios. The higher expense ratios in 2024 and 2023 generally reflect lower revenues, while the 97.0% combined ratio demonstrates the resiliency of our Title Insurance business model when navigating reduced real estate activity. We target combined ratios between 90% and 95%, recognizing that quarterly and annual ratios and trends may deviate from this range because of the business cycles in the real estate market.

Title Insurance Combined Ratio



PERCENT

Year	Combined	Expense ratio	Loss ratio
2020	90.7	88.4	2.3
2021	89.3	86.7	2.6
2022	93.2	90.9	2.3
2023	97.1	95.2	1.9
2024	97.0	95.2	1.8

- Loss ratio
- Expense ratio

Our long-term strategy to increase revenues remains focused on:

★ **Growing organically**

★ **Expanding our commercial title business**

★ **Rolling out leading, innovative technology solutions for our independent agents and customers**

★ **Making selective acquisitions**

Old Republic is the nation's third largest title insurer.

We are particularly strong with independent agents who account for 77% of our revenues.

We are well positioned for a recovery in the real estate market with an outstanding team, deep industry relationships, and technological capabilities that differentiate us from competitors.

Specialty Insurance and Title Insurance complement each other exceptionally well. Consistent with ORI's long-term strategy, both focus on providing specialized insurance coverages, products, and related services. Customers for both groups demand strong financial ratings that are predicated on a strong balance sheet. In addition, these groups share critical complementary enterprise risk management attributes, which enhance the balance and stability of ORI's business model.

SPECIALTY INSURANCE

★ **Capital Heavy**

★ **High Loss - Low Expense**

★ **Diverse Competitors**

★ **P&C Market Cycle Influenced**

★ **Higher Interest Rates Can Increase Investment Income**

TITLE INSURANCE

★ **Capital Light**

★ **Low Loss - High Expense**

★ **Concentrated Competitors**

★ **Real Estate Market Cycle Influenced**

★ **Lower Interest Rates Can Increase Revenue**

Consolidated Investment Income increased 16% primarily due to higher fixed income investment yields. At year-end 2024, approximately 84% of the fair-valued investment portfolio of $16.079 billion was allocated to fixed income securities and short-term investments, up from 82% at year-end 2023. The remaining 16% was invested in equity securities, down from 18% the prior year. The ongoing reinvestment into fixed income securities increased the ending fixed income portfolio book yield from 3.99% at year-end 2023 to 4.52% at the end of 2024.

Our investment management process remains focused on retaining quality investments that produce consistent streams of investment income. The fixed income portfolio continues to be the anchor for the underwriting subsidiaries' obligations. The maturities of our fixed income assets are matched to the expected liabilities for claim payment obligations to policyholders and their beneficiaries. Our equity portfolio consists of high-quality common stocks of U.S. companies with long-term records of reasonable earnings growth and steadily increasing dividends. At the end of 2024, net unrealized gains in our equity portfolio were $1.13 billion, while net unrealized losses in our fixed income portfolio from mark-to-market adjustments were $81 million.

ORI's investment portfolio is focused on ensuring solid funding of our insurance underwriting subsidiaries' obligations to policyholders and their beneficiaries, as well as the long-term stability of the subsidiaries' capital base. For these reasons, the investment portfolio has extremely limited exposure to high risk or illiquid asset classes such as limited partnerships, derivatives, hedge funds or private equity investments. In addition, we do not engage in hedging or securities lending transactions, nor do we invest in securities whose values are predicated on non-regulated financial instruments with unfunded counter-party risk attributes. We perform regular stress tests of our investment portfolio to gain reasonable assurance that periodic downdrafts in market prices do not undermine our financial strength.

OUR POSITION IN CONTEXT OF OUR LONG-TERM STRATEGY

Our long-term strategy creates value for all stakeholders through focusing on specialized insurance coverages, products, and related services. Much of our long-term underwriting success is due to a history of specializing within the P&C and title insurance markets.

One important way we support this strategy is through the conservative, long-term management of our balance sheet. Maintaining a strong financial position gives us the ability to achieve these goals:

★ Enable our underwriting subsidiaries to remain resilient in the face of recurring marketplace challenges, adhere to pricing integrity and underwriting standards, and sustainable profitability
★ Utilize only moderate debt leverage to focus on maintaining capital flexibility
★ Retain enough liquidity to address unforeseen contingencies
★ Pay shareholders a sustainable and increasing dividend

We enter 2025 in a strong position:

★ Our associates have significant intellectual capital and are dedicated to our mission
★ We have high customer retention with a loyal and growing specialty customer base
★ Incentives throughout the organization are aligned for profitable long-term growth
★ Our balance sheet is solid



LOOKING FORWARD

We have built a strong foundation to profitably expand the business. This enables us to provide opportunities for all associates to thrive and grow, while delivering value to all other stakeholders. To make that possible, we will continue to:

★ Make long-term investments in people and technology

★ Find ways to be more innovative

★ Pursue excellence in everything we do

We will seek opportunities to build our market share through organic growth, new subsidiary companies, select acquisitions, new product offerings, and geographical expansion. Our focus remains on providing specialized underwriting and risk management expertise to our specialty customers.

Respectfully submitted on behalf of the Company and its Board of Directors,

Craig R. Smiddy
President and Chief Executive Officer

Chicago, Illinois
March 28, 2025

Net Operating Income Per Share-Diluted
Cash Dividends Per Share

IN DOLLARS



Book Value Per Share
Market Value Per Share

IN DOLLARS



Segmented Operating Revenue

$ IN MILLIONS



Segmented Pretax Operating Income

$ IN MILLIONS



Consolidated Net Income
Consolidated Net Operating Income

$ IN MILLIONS



Consolidated Net Operating Cash Flow

$ IN MILLIONS



Operating Return on Equity

PERCENT



Capital Returned By Source

$ IN MILLIONS

Cumulative Ten-Year
Total Return To Shareholders

IN DOLLARS



Reflects cumulative total market return data assuming a $100 investment made in Old Republic common stock at the end of 2014.

Sources of Consolidated Income

This table shows the most meaningful indicators of ORI's segmented and consolidated financial performance. We focus on pretax income, excluding investment gains (losses). In our opinion, this measure provides a better way to analyze, evaluate, and establish accountability for the results of our underwriting subsidiaries. Including realized investment gains (losses) in net income can mask trends in operating results, because these realizations are often highly discretionary. For the same reason, including unrealized investment gains (losses) in equity securities can distort operating performance with significant period-to-period fluctuations.

($ in millions, except share data)	Years Ended December 31,				
	2024	2023	2022	2021	2020
Net premiums and fees earned:					
Specialty Insurance	$4,677.0	$4,119.2	$3,808.6	$3,555.5	$3,394.2
Title Insurance	2,619.1	2,562.8	3,833.8	4,404.3	3,286.3
Corporate and other	14.6	25.6	32.9	43.6	57.2
Consolidated	$7,310.8	$6,707.7	$7,675.3	$8,003.6	$6,737.8
Underwriting income (loss):(a)					
Specialty Insurance	$ 364.0	$ 406.0	$ 400.9	$ 311.4	$ 151.8
Title Insurance	79.7	75.4	261.3	474.0	305.8
Corporate and other	(39.8)	(50.8)	3.5	0.4	(22.4)
Consolidated	$ 404.0	$ 430.6	$ 665.8	$ 785.9	$ 435.2
Consolidated combined ratio:					
Loss ratio:					
Current year	43.9%	43.3%	35.5%	32.9%	38.2%
Prior years	(2.2)	(4.6)	(3.7)	(2.7)	(1.2)
Total	41.7	38.7	31.8	0.2	37.0
Expense ratio	52.2	53.9	59.2	59.7	56.3
Combined ratio	93.9%	92.6%	91.0%	89.9%	93.3%
Net investment income:					
Specialty Insurance	$ 546.5	$ 462.7	$ 358.0	$ 342.4	$ 352.2
Title Insurance	63.2	57.0	47.9	43.8	42.0
Corporate and other	63.3	58.5	53.5	47.9	44.6
Consolidated	$ 673.1	$ 578.3	$ 459.5	$ 434.3	$ 438.9
Interest and other expenses (income):					
Specialty Insurance	$ 62.3	$ 80.9	$ 69.1	$ 64.2	$ 64.2
Title Insurance	(1.1)	(1.0)	0.4	2.1	3.8
Corporate and other (b)	16.1	(9.3)	(2.8)	(10.1)	(24.3)
Consolidated	$ 77.3	$ 70.5	$ 66.7	$ 56.2	$ 43.7
Pretax income excluding investment gains (losses)					
Specialty Insurance	$ 848.3	$ 787.8	$ 689.8	$ 589.6	$ 439.8
Title Insurance	144.1	133.5	308.8	515.7	344.0
Corporate and other	7.3	16.9	59.9	58.6	46.5
Consolidated	999.8	938.4	1,058.6	1,164.0	830.4
Income taxes	202.7	188.8	213.4	228.1	159.6
Net income excluding investment gains (losses)	797.0	749.5	845.1	935.9	670.8
Consolidated pretax investment gains (losses):					
Realized from actual transactions and impairments	88.8	(67.0)	62.2	6.9	14.2
Unrealized from changes in fair value of equity securities	(18.9)	(123.9)	(263.4)	751.1	(156.2)
Total	69.9	(190.9)	(201.1)	758.0	(142.0)
Income taxes (credits)	14.2	(40.0)	(42.5)	159.6	(29.8)
Net of tax investment gains (losses)	55.7	(150.8)	(158.6)	598.4	(112.1)
Net income	$ 852.7	$ 598.6	$ 686.4	$1,534.3	$ 558.6
Net income per diluted share:					
Net income excluding investment gains (losses)	$ 3.03	$ 2.63	$ 2.79	$ 3.08	$ 2.24
Realized investment gains (losses)	0.27	(0.19)	0.16	0.02	0.04
Unrealized from changes in fair value of equity securities	(0.06)	(0.34)	(0.69)	1.95	(0.41)
Diluted net income	$ 3.24	$ 2.10	$ 2.26	$ 5.05	$ 1.87
Cash dividends per share (c)	$ 3.06	$ 0.98	$ 1.92	$ 2.38	$ 1.84
Ending book value per share	$ 22.84	$ 23.31	$ 21.05	$ 22.76	$ 20.75
Closing stock market price per share	$ 36.19	$ 29.40	$ 24.15	$ 24.58	$ 19.71

(a) Includes related services.

(b) Includes consolidation/elimination entries.

(c) 2024 includes a special cash dividend of $2.00 per share, 2022 includes a special cash dividend of $1.00 per share, 2021 includes a special cash dividend of $1.50 per share, and 2020 includes a special cash dividend of $1.00 per share.

Total Returns Compared to Selected S&P Indices' Returns

This table shows our Book Value Annual Compound Total Return and Market Value Annual Compound Total Return alongside two market indices, tracked back to 1968 (the year before ORI became an insurance holding company). We evaluate our performance based on 10-year trends as these likely encompass one or two economic and/or insurance underwriting cycles.

Year	Old Republic International Corporation					S&P 500 Index	S&P P&C Insurance Index
	Year End Book Value	Year End Market Price	Annual Cash Dividend Declared	Book Value Annual Compound Total Return(*)	Market Value Annual Compound Total Return(**)	Annual Compound Total Return	Annual Compound Total Return
1968	$ 0.280	$ 0.472	$0.007	18.2%	41.8%	11.0%	
1969	0.312	0.336	0.010	15.1%	-26.6%	-8.4%	
1970	0.360	0.528	0.012	19.2%	60.7%	4.0%	
1971	0.472	0.840	0.014	34.9%	61.7%	14.3%	
1972	0.480	1.240	0.016	5.1%	49.5%	19.0%	
1973	0.472	0.456	0.018	2.2%	-61.7%	-14.7%	
1974	0.376	0.408	0.020	-16.1%	-6.1%	-26.5%	
1975	0.288	0.440	0.020	-18.1%	12.7%	37.2%	
1976	0.560	0.624	0.011	98.3%	44.4%	23.8%	
1977	0.792	0.792	0.022	45.3%	30.4%	-7.2%	
1978	0.976	0.976	0.033	27.4%	27.4%	6.6%	
1979	1.080	1.112	0.052	16.0%	19.3%	18.4%	
1980	1.224	0.888	0.054	18.3%	-15.3%	32.5%	
1981	1.392	1.144	0.054	18.1%	34.9%	-4.9%	
1982	1.648	1.456	0.056	22.4%	32.2%	21.6%	
1983	1.888	2.353	0.058	18.1%	65.6%	22.6%	
1984	2.208	2.039	0.059	20.1%	-11.2%	6.3%	
10 Year Annual Compound Return				**23.8%**	**21.7%**	**14.8%**	
1985	2.304	3.014	0.062	7.1%	51.4%	31.7%	
1986	2.528	2.316	0.065	12.5%	-21.0%	18.7%	
1987	2.952	1.861	0.068	19.5%	-16.7%	5.3%	
1988	3.152	2.450	0.071	9.2%	29.8%	16.6%	
1989	3.544	2.604	0.076	14.8%	14.3%	31.7%	
1990	3.920	2.465	0.081	12.9%	-2.2%	-3.1%	-2.3%
1991	4.456	4.207	0.086	15.9%	74.2%	30.5%	25.3%
1992	5.072	5.896	0.094	15.9%	42.4%	7.6%	17.2%
1993	5.744	2.363	0.102	15.3%	-7.3%	10.1%	-1.8%
1994	6.112	5.037	0.111	8.3%	-4.0%	1.3%	4.8%
10 Year Annual Compound Return				**13.1%**	**12.3%**	**14.4%**	
1995	7.248	8.415	0.121	20.6%	70.1%	37.6%	35.4%
1996	7.768	9.511	0.148	9.2%	15.1%	23.0%	21.5%
1997	8.312	13.222	0.178	9.3%	41.2%	33.4%	45.5%
1998	9.216	12.000	0.206	13.4%	-7.8%	28.6%	-6.6%
1999	9.590	7.267	0.262	6.9%	-37.5%	21.0%	-25.5%
2000	11.000	17.066	0.294	17.8%	142.1%	-9.1%	55.9%
2001	12.480	14.938	0.314	16.3%	-10.6%	-11.9%	-8.1%
2002	13.960	14.934	0.336	14.6%	2.0%	-22.1%	-11.0%
2003	15.650	20.288	0.890***	18.5%	42.4%	28.7%	26.4%
2004	16.940	20.240	0.403	10.8%	1.9%	10.9%	10.4%
10 Year Annual Compound Return				**13.6%**	**17.7%**	**12.1%**	**11.5%**
2005	17.530	21.008	1.312***	11.2%	10.5%	4.9%	15.1%
2006	18.910	23.280	0.590	11.2%	13.9%	15.8%	12.8%
2007	19.710	15.410	0.630	7.6%	-31.5%	5.5%	-14.0%
2008	15.910	11.920	0.670	-15.9%	-18.0%	-37.0%	-29.4%
2009	16.490	10.040	0.680	7.9%	-10.1%	26.5%	12.4%
2010	16.160	13.630	0.690	2.2%	43.4%	15.1%	8.9%
2011	14.760	8.920	0.700	-4.3%	-27.2%	2.1%	-0.3%
2012	14.030	10.650	0.710	-0.1%	23.4%	16.0%	20.1%
2013	14.640	17.270	0.720	9.5%	70.7%	32.4%	38.3%
2014	15.150	14.630	0.730	8.5%	-11.2%	13.7%	15.7%
10 Year Annual Compound Return				**3.4%**	**2.2%**	**7.7%**	**6.4%**
2015	14.980	18.630	0.740	3.8%	33.4%	1.4%	9.5%
2016	17.160	19.000	0.750	19.6%	6.2%	11.9%	15.7%
2017	17.720	21.380	1.760***	13.5%	16.9%	21.8%	22.4%
2018	17.230****	20.570	0.780	1.6%	4.8%	-4.4%	-4.7%
2019	19.980	22.370	1.800***	26.4%	17.8%	31.5%	25.9%
2020	20.750	19.710	1.840***	13.1%	-7.7%	18.4%	6.3%
2021	22.770****	24.580	2.380***	21.2%	45.2%	28.7%	17.5%
2022	21.070	24.150	1.920***	0.9%	6.7%	-18.1%	18.9%
2023	23.310	29.400	0.980	15.3%	26.3%	26.3%	10.8%
2024	$22.840	$36.190	$3.060***	11.1%	27.1%	25.0%	35.2%
10 Year Annual Compound Return				**12.4%**	**16.7%**	**13.1%**	**15.3%**
57 Year Annual Compound Return				**12.7%**	**12.8%**	**10.6%**	**10.6%**

Note: (*) Calculated as the sum of the annual change in book value per share, plus cash dividends declared. (**) Calculated as the sum of the annual change in market price per share, plus cash dividends, and assumes cash dividends are reinvested on a pretax basis in shares when paid. (***) Includes special cash dividends declared of $2.000, $1.000, $1.500, $1.000, $1.000, $1.000, $0.800, and $0.534 per share in 2024, 2022, 2021, 2020, 2019, 2017, 2005, and 2003, respectively. (****) The 2018 and 2021 year-end market price reflect the impact of special cash dividends paid within those years but declared in the preceding year.



Old Republic International Corporation

Old Republic's Stakeholder Groups:



**Our Community:
The Public Interest**
We're an insurance business vested with the public interest. All is done right, within the law, and with integrity.

**Our Capital Providers:
Shareholders & Debt Holders**
Capital is the lifeblood of a financial institution. It is the source and continuity of the enterprise.

**Our Customers:
Policyholders & Buyers of Services**
Good things happen when customers' legitimate needs are fulfilled by our people.

Our People: Intellectual Capital Providers
Our people's intellectual talent, know-how, and honorable work put capital to efficient use.

Old Republic's Culture:

It starts with "we" — we have each other's back

We act with integrity – we are trustworthy and honest

We are efficient – we optimize better and faster

We do things the right way – we don't follow undisciplined competition

We are humble – but we are confident

We leave politics to politicians – we are collaborative and collegial

We are patient and thoughtful – we don't panic or overreact

We are creative and innovative – we think outside the box

We are inclusive – we listen to and respect others' points of view

We drive down decision making and accountability – we are decentralized



We keep things simple – we don't over-engineer and over-analyze

We communicate in an open, clear, consistent, concise manner – we tell it like it is

We drive out bureaucracy when we see it – our organizational structures are flat

We are long-term focused – we don't let short-term or quarterly results guide us



Specialty Insurance

Specialty Insurance serves customers in the U.S. and Canada through a network of over 100 offices in 65 cities. Each underwriting subsidiary specializes in a Property & Casualty niche, offering customized risk management and insurance solutions. Specialty Insurance uses four approaches within the industry and product specializations. First: alternative risk financing solutions (captives, large deductibles, stop-loss and retro programs) for large corporations, affinity groups, and public institutions with complex risks that choose to retain a significant level of their own risk. Second: traditional risk transfer and related services for mid-sized companies. Third: specialty insurance products for small companies on an admitted and non-admitted basis. Fourth: home warranty, auto warranty, and travel insurance products for individuals. Specialty Insurance's brand reflects a tradition of delivering on promises of financial indemnity and service, earning a reputation for reliability and stability through insurance market cycles and providing a durable competitive advantage.

Sources of Pretax Income	**Combined Ratio**

$ IN MILLIONS



PERCENT



Specialty Insurance's underwriting results have outperformed the industry average in each of the past 10 years.

Specialty Insurance delivered another strong performance in 2024. Net premiums earned increased 14% to $4.7 billion. This produced $848 million of pretax operating income, up 8% from 2023. Premium growth stemmed from rate increases, strong customer retention, and healthy new business production, including contributions from recently established underwriting subsidiaries. A combined ratio of 92.2%, including 2.2 points of favorable prior-period loss reserve development combined with premium growth produced this higher income. Specialty Insurance's underwriting excellence initiatives position the portfolio for additional profitable growth in 2025 and beyond.

Geographic Distribution of Direct Premiums Written

	2015	2023	2024
UNITED STATES			
NORTHEAST	9.8%	10.9%	11.2%
MID-ATLANTIC	7.6	6.4	6.5
SOUTHEAST	15.8	17.8	18.2
EAST NORTH CENTRAL	13.8	12.3	12.2
WEST NORTH CENTRAL	13.4	11.4	10.7
MOUNTAIN	6.5	7.4	7.2
WESTERN	17.8	16.7	16.3
SOUTHWEST	13.2	13.5	14.9
FOREIGN (PRINCIPALLY CANADA)	2.1	3.6	2.8
	100.0%	100.0%	100.0%

Specialty Insurance continued to diversify in 2024. Commercial auto and workers' compensation comprised 59% of net premiums written in 2024, down from 67% in 2017. This reflects efforts to expand core lines of coverage while growing at a faster rate in others.

All of Specialty Insurance's 17 underwriting subsidiaries offer differentiated solutions within specialty product and distribution niches. The rest of this section outlines each subsidiary's contribution to Specialty Insurance's financial performance, strength, and growth.

BITCO Insurance Companies (BITCO) has protected industries that drive the American economy for over 100 years. BITCO provides specialized property and casualty insurance programs and related services to three main sectors at the heart of U.S. infrastructure: 1) commercial construction, 2) forest products, and 3) energy, including onshore oil and gas and renewables. BITCO offers all its programs coast-to-coast, providing solutions for middle-market, large, and complex customers.

A foundation of BITCO's value proposition is to provide excellent service by strategically placing underwriting, claims, and risk control teams near its customer base throughout the country.

Great West Casualty Company (GWCC) has been committed to its mission to be *the* premier provider of insurance products and services for truckers for nearly 70 years. This led to Great West becoming one of America's largest insurers of trucking companies, offering comprehensive coverage packages designed to meet the needs of any size motor carrier.



Great West's stability is reflected in its long-term partnerships. Customers stay with Great West because of its deep understanding and commitment to the trucking industry. Trucking clients also appreciate the expertise of Great West's long-time agency partners, who are equally committed to the carrier's promise − *The Difference is Service®.*

Great West's long history of profitable growth is enhanced through strategic use of data and technology, and tailoring new products and programs to customers' needs. This allows it to be more responsive and to allocate resources where they have the greatest impact. Continued focus on risk selection and appropriate pricing allowed Great West to increase written premiums in 2024 while producing solid profit margins.

Old Republic Accident & Health (ORAH) offers a diverse range of Accident & Health insurance and reinsurance solutions, including Employer Stop Loss, Managed Care, Special Risk, and Ancillary products. ORAH operates in traditional, non-traditional and captive settings and offers flexible terms to its program management partners. The team includes top industry leaders who provide thorough and timely underwriting, medical management and claims solutions.



Old Republic Aerospace (ORAE) is a leader in serving the U.S. and Canadian aviation market. ORAE focuses on: 1) corporate flight departments, 2) commercial operators, 3) airports and municipal aircraft, 4) aerial applicators, 5) aviation workers' compensation, 6) aerospace products liability, and 7) individual owners and operators of light aircraft. Integrated claims and risk control services support ORAE's dynamic and disciplined approach to underwriting.

More than 40 years of aviation insurance experience gives ORAE the foundation to deliver unique solutions. Investments in technology and talent development enabled ORAE to deliver best-in-class service.

Old Republic Cyber (ORC) was established in early 2025 making it Old Republic's newest underwriting subsidiary. It will offer Cyber and Technology Errors & Omissions coverage to middle market and large organizations across a variety of sectors. ORC's focus will emphasize expert underwriting and claims handling supported by advanced data and analytics capabilities and strategic cybersecurity partnerships.

Old Republic Excess & Surplus (ORES) launched in 2023 and serves the wholesaler community through an experienced, service-oriented team and an advanced technology platform. ORES brokerage and binding units offer property and casualty coverage on a non-admitted basis providing solutions for hard to place small to medium-sized businesses.

In 2024, ORES grew by expanding wholesale distribution, underwriting business portfolios, broadening the underwriting team, and developing additional products. In 2025, ORES will launch its Producer Portal and an advanced API platform to streamline wholesalers' transactions.



Old Republic Home Protection Company (ORHP) offers home service contracts for major systems and appliances to home sellers and buyers. ORHP's brand is built on 50 years of providing comprehensive coverage, with capable and caring service, at competitive rates. ORHP distributes products primarily through a nationwide network of real estate agents and brokers, and serves customers through an independent service provider network.

Looking ahead, ORHP has several new initiatives to promote its products directly to consumers using a variety of marketing campaigns.

Old Republic Insurance Company of Canada (ORICAN) is a federally licensed property and casualty insurance company based in Ontario. ORICAN's principal business is underwriting long-haul trucking and travel insurance programs. ORICAN also provides insurance and related services to customers with cross-border operations in concert with its U.S. affiliates: GWCC, ORAE, ORIAS, and ORRM.



Old Republic Inland Marine (ORIM) offers specialty products and services to a wide range of inland marine customers. ORIM's industry-leading underwriters have the experience, expertise, and authority to provide thoughtful and timely underwriting decisions. ORIM focuses on providing insured and broker partners with a seamless and efficient user experience, from submission through the full policy lifecycle.



Old Republic Insured Automotive Services (ORIAS) specializes in automobile service contracts, mechanical breakdown insurance, and related products for new and used vehicles. It enjoys decades-long partnerships with some of the nation's largest automotive, financial intermediary, and related service companies. ORIAS provides insured automotive products for more than 5,000 automobile dealers.

ORIAS' growth potential lies in its ability to provide well-designed products and underwriting support, combined with a reputation for superior customer service.

Old Republic Lawyers Specialty Insurance (ORLSI) offers professional liability (LPL) coverage for law firms through an exclusive network of state administrators. ORLSI's current target is law firms with fewer than 35 attorneys that have a wide mix of practice areas.

Established in 2023, ORLSI leverages responsive products and strong relationships with bar associations in select states, making it an attractive partner for the legal industry. ORLSI crafts customized solutions based on its clients' unique requirements, applying its extensive expertise in LPL.

Old Republic Professional Liability (ORPRO) is a premier underwriter of management and professional liability insurance specializing in: 1) directors and officers, 2) employment practices, 3) fiduciary, 4) financial institutions professional, 5) lawyers' professional, 6) commercial crime and fidelity, and 7) miscellaneous professional liability.

ORPRO serves a diverse customer base, including public, private, and not-for-profit organizations. It is a recognized market leader in technology, biotechnology, and life sciences, distinguished by its disciplined underwriting, high service standards, and expertise in resolving complex claims.

ORPRO continues to invest in talent, data, systems, and products to meet customers' evolving needs.

Old Republic Residual Market Services (ORMARKS) serves the workers' compensation residual markets. As a national servicing carrier, it provides fee-based policy management and claim services to assigned risk policyholders throughout America.

ORMARKS leverages deep knowledge and long relationships with critically important state regulators, rating bureaus, and product administrators.

Old Republic Risk Management (ORRM) serves the casualty needs of large corporate and group clients in many industries that are core to the North American economy. It does this through an unbundled claims and risk control business model. ORRM pioneered the alternative market approach to insurance risk management. This gives ORRM longstanding and industry-leading expertise in providing innovative solutions and services for sizable insurance buyers. These offerings include the use of large deductibles, self-insurance, and captive mechanisms.

The Old Republic brand is well known in this specialized market. That advantage is enhanced by ORRM's competitive strengths: best-in-class service, product stability, responsiveness, and innovative flexibility to meet customer needs.

Old Republic Specialty Insurance Underwriters (ORSIU) focuses on two segments in the specialty insurance marketplace. The first provides alternative risk insurance and reinsurance risk transfer products for public entities and nonprofits. The second offers specialty insurance programs, managed by independent program administrators, using an unbundled service model for claims and risk control. The company collaborates with specialized producers that are committed to providing high levels of service and products tailored to customers' needs.

As ORSIU celebrates its 10th year in operation, it will continue to focus on profitable growth through the successful partnerships with clients, business partners and colleagues.



Old Republic Surety Company (ORSC) underwrites contract, fidelity, and commercial bonds distributed through a strong and partnered network of independent insurance agencies. ORSC's solutions include commercial bonds and contract bid bonds; performance and payment bonds; and maintenance bonds for large, middle market and smaller growing contractors. ORSC offers superior service and creative underwriting options in all 50 states and some of the U.S. territories.

ORSC continues to expand its geographic footprint and product offering while consistently delivering significant, market-leading growth and maintaining a strong underwriting margin.

PMA Companies (PMA) is a premier provider of workers' compensation and casualty insurance, claims administration, and risk management products and services. It focuses on large and mid-size organizations throughout the United States, with an emphasis on loss sensitive insurance products. PMA Management Corp., its fee-for-service third-party administrator (TPA) helps the company further capitalize on its claims and risk management expertise in the large account marketplace.

PMA works with customers to protect their employees and reduce their total cost of risk. It specializes in several industries, including healthcare, manufacturing, wholesale/retail trade, service, and higher education. PMA's long-term strategy will deliver stable underwriting and fee-for-service profitability, measured growth, and strong customer retention.

LOOKING AHEAD

In 2025, Specialty Insurance will continue to diversify, adding new specialty products and services, as well as launching new underwriting subsidiaries.

Everything begins and ends with serving customers. This includes carefully managing each operation and fulfilling long-term promises of financial indemnity to policyholders and their beneficiaries. Specialty Insurance will remain focused on underwriting profitability and continuing its decades-long, industry-leading underwriting record.

Specialty Insurance

($ in Millions)		2024	2023	2022	2021	2020
Financial Position	Cash, Fixed Income Securities	$11,445.8	$10,876.8	$ 9,973.1	$ 9,553.4	$ 9,495.9
	Equity Securities	1,981.6	2,039.9	2,411.4	3,257.3	2,690.4
	Other Invested Assets	142.9	127.7	114.0	100.1	99.8
	Reinsurance Recoverable	6,904.3	5,938.9	5,574.9	4,928.6	4,345.8
	Other Assets	4,088.4	3,727.0	3,154.4	2,821.3	2,594.1
		$24,563.2	$22,710.5	$21,227.9	$20,660.9	$19,226.1
	Loss Reserves	$13,146.4	$11,929.1	$11,521.4	$10,709.0	$ 9,974.9
	Unearned Premiums	3,505.4	3,042.6	2,787.7	2,559.2	2,396.7
	Other Liabilities	3,721.4	3,793.7	3,341.8	3,272.9	3,022.5
	Equity	4,189.8	3,945.0	3,576.9	4,119.8	3,832.2
		$24,563.2	$22,710.5	$21,227.9	$20,660.9	$19,226.1
Operating Results	Net Premiums Written	$ 5,030.5	$ 4,356.3	$ 3,978.2	$ 3,680.9	$ 3,431.3
	Net Premiums Earned	$ 4,677.0	$ 4,199.2	$ 3,808.6	$ 3,555.5	$ 3,394.2
	Net Investment Income	546.5	462.7	358.0	342.4	352.2
	Other Income	177.0	162.2	148.9	144.5	130.3
		5,400.6	4,744.3	4,315.6	4,042.5	3,876.8
	Loss and Loss Adjustment Expenses	2,975.6	2,536.7	2,352.0	2,280.3	2,353.0
	Policyholders' Dividends	23.5	16.5	12.5	22.7	18.9
	Sales and General Expenses	1,490.8	1,322.2	1,192.0	1,085.4	1,000.7
	Interest and Other Costs	62.3	80.9	69.1	64.2	64.2
		4,552.3	3,956.4	3,625.8	3,452.8	3,436.9
	Pretax Operating Income	$ 848.3	$ 787.8	$ 689.8	$ 589.6	$ 439.8
	Operating Cash Flow	$ 1,097.2	$ 791.3	$ 898.9	$ 771.8	$ 755.3
Underwriting Statistics	All Coverages Combined:					
	Paid Loss Ratio	55.4%	58.4%	55.5%	56.8%	60.3%
	Incurred Loss Ratio	63.6%	61.6%	61.8%	64.2%	69.3%
	Dividend Ratio	0.5%	0.4%	0.3%	0.6%	0.6%
	Expense Ratio	28.1%	28.2%	27.4%	26.5%	25.6%
	Combined Ratio	92.2%	90.2%	89.5%	91.3%	95.5%
	Liability Coverages:					
	Earned Premiums	$ 2,788.3	$ 2,475.4	$ 2,351.3	$ 2,203.8	$ 2,140.2
	Loss Ratio	66.6%	61.3%	63.3%	68.0%	73.9%
	Dividend Ratio	0.5%	0.4%	0.3%	0.7%	0.6%
	Other Coverages:					
	Earned Premiums	$ 1,888.4	$ 1,643.7	$ 1,457.3	$ 1,347.6	$ 1,260.3
	Loss Ratio	59.3%	62.0%	59.3%	57.3%	61.1%
	Dividend Ratio	0.4%	0.4%	0.3%	0.1%	0.1%
Composition of Pretax Operating Income	Underwriting/Service Income	$ 364.0	$ 406.0	$ 400.9	$ 311.4	$ 151.8
	Net Investment Income	546.5	462.7	358.0	342.4	352.2
	Interest and Other Costs	(62.3)	(80.9)	(69.1)	(64.2)	(64.3)
	Pretax Operating Income	$ 848.3	$ 787.8	$ 689.8	$ 589.6	$ 439.7
Key Ratios	Net Premiums Written to Equity	1.2x	1.1x	1.1x	0.9x	0.9x
	Net Loss Reserves to Equity	175%	176%	191%	160%	165%
	Cash and Invested Assets to Liabilities	99%	100%	102%	110%	111%

The above summary has been prepared on the basis of generally accepted accounting principles and excludes investment gains and losses.

Title Insurance

Title Insurance has a national network of roughly 8,000 independent title agents along with more than 270 branch and subsidiary offices. Title Insurance serves mortgage lenders and the real estate community, and offers a comprehensive suite of title insurance and related specialty products and services to individuals, businesses, and government entities.

The last two years were challenging for the real estate market and, in turn, the title insurance industry. Despite these challenges, Title Insurance posted improvements in operating revenues and combined ratio in 2024.

Growth in commercial transactions contributed to improvements in 2024, and now represent 22% of overall premiums. With a transformed nationwide commercial footprint now fully implemented, commercial activity should continue to drive success at Title Insurance.

Despite ongoing market hurdles, Title Insurance's disciplined approach to expense management spurred profitability and allowed Title Insurance to maintain a strong capital base.

Sources of Pretax Income Trends

Combined Ratio



$ IN MILLIONS

PERCENT

Since 1992, no other title insurance underwriter has had higher overall financial strength ratings, as reported by independent ratings agencies. This recognizes Title Insurance's competitive advantages: 1) strong operating performance, 2) sound capital management practices, 3) conservative reserving, 4) quality underwriting standards, and 5) a commitment to technology that improves efficiency and delivers advanced solutions to independent title agents, owned operations, and customers. Title Insurance's independent title agency network remains its top focus, and accounted for 77% of total premium and fee revenues in 2024.

Title Insurance's multi-year effort to modernize and improve its IT platform continues with initiatives designed to optimize processes, procedures, and operating structure. Improvements in automation and technology help Title Insurance make more data-informed decisions and provide a competitive advantage.



In response to the ever-present threat that fraud poses to real estate transactions, Title Insurance joined forces with a leading wire fraud protection company to help prevent mortgage payoff fraud. This brings together software, insurance, and recovery and support services designed to help fight fraud and create the best possible experience for agents, customers, and all parties involved in real estate transactions.

Title Insurance's agency operations continue to assist title agents with growing their market coverage by focusing on the technology that title agents need, including 24/7 access to online tools, as well as integrated solutions that enable seamless connections regardless of their closing software. Early in 2025, Title Insurance established a strategic technology partnership with an innovator in the digital real estate closing experience. This positions Title Insurance to stay at the forefront of the title industry's technological evolution, enabling agents' success well into the future.

Geographic Distribution of Direct Premiums Written

	2015	2023	2024
UNITED STATES			
NORTHEAST	18.0%	12.5%	12.9%
MID-ATLANTIC	8.2	8.8	8.8
SOUTHEAST	28.4	35.2	35.3
EAST NORTH CENTRAL	8.1	8.5	7.7
WEST NORTH CENTRAL	5.8	5.2	5.4
MOUNTAIN	8.9	10.1	10.3
WESTERN	13.3	8.4	8.4
SOUTHWEST	9.3	11.3	11.2
TOTAL	**100.0%**	**100.0%**	**100.0%**

1-4 Family Mortgage Origination Trends
Net Premiums & Fees Trends

$ IN BILLIONS — $ IN MILLIONS

Legend:
- Net Premiums & Fees (RH)
- Refinance Originations (LH)
- Purchase Originations (LH)

Years: 15 16 17 18 19 20 21 22 23 24

LOOKING AHEAD

Title Insurance starts 2025 mindful of where the market has been. Encouraging signs include improvements in the broader economy, and the upward direction of order counts in our direct operations. New home construction, especially for first-time buyers, is expected to increase in 2025, which should both help provide affordable housing and address critically low housing inventory levels. The lessons learned during the past two lean years have shaped Title Insurance's plans to identify economy of scale advantages, manage costs, and capitalize on anticipated market improvements.



Title Insurance

($ in Millions)		2024	2023	2022	2021	2020
Financial Position	Cash, Fixed Income Securities	**$1,181.6**	$1,165.6	$1,238.3	$1,280.3	$1,091.0
	Equity Securities	**308.3**	332.4	375.9	507.4	401.0
	Other Invested Assets	**14.4**	14.8	14.3	11.0	9.4
	Title Plants and Records	**42.8**	42.1	42.1	42.1	42.3
	Property and Equipment	**159.0**	174.8	181.7	171.9	165.0
	Other Assets	**209.4**	218.4	225.0	221.2	211.9
		$1,915.8	$1,948.2	$2,077.6	$2,234.2	$1,920.9
	Loss Reserves	**$ 572.7**	$ 598.5	$ 612.8	$ 594.2	$ 556.1
	Other Liabilities	**311.8**	304.6	351.9	440.0	390.3
	Equity	**1,031.3**	1,045.0	1,112.8	1,199.9	974.3
		$1,915.8	$1,948.2	$2,077.6	$2,234.2	$1,920.9
Operating Results	Net Premiums Earned	**$2,334.6**	$2,300.9	$3,500.6	$3,960.5	$2,894.4
	Service Fees and Other Income	**285.1**	262.6	334.1	444.9	392.9
	Net Investment Income	**63.2**	57.0	47.9	43.8	42.0
		2,682.9	2,620.6	3,882.7	4,449.3	3,329.3
	Loss and Loss Adjustment Expenses	**46.1**	48.7	89.1	112.9	75.3
	Sales and General Expenses	**2,493.8**	2,439.3	3,484.2	3,818.4	2,906.1
	Interest and Other Costs	**(1.1)**	(1.0)	0.4	2.1	3.8
		2,538.8	2,487.0	3,573.8	3,933.5	2,985.3
	Pretax Operating Income	**$ 144.1**	$ 133.5	$ 308.8	$ 515.7	$ 344.0
	Operating Cash Flow	**$ 120.2**	$ 79.5	$ 253.5	$ 486.7	$ 362.2
Underwriting Statistics (a)	Paid Loss Ratio	**2.7%**	2.5%	1.8%	1.7%	1.5%
	Incurred Loss Ratio	**1.8%**	1.9%	2.3%	2.6%	2.3%
	Expense Ratio	**95.2%**	95.2%	90.9%	86.7%	88.4%
	Combined Ratio	**97.0%**	97.1%	93.2%	89.3%	90.7%
Composition of Pretax Operating Income	Underwriting/Service Income	**$ 79.7**	$ 75.4	$ 261.3	$ 474.0	$ 305.8
	Net Investment Income	**63.2**	57.0	47.9	43.8	42.0
	Interest and Other Costs	**1.1**	1.0	(0.4)	(2.1)	(3.8)
	Pretax Operating Income	**$ 144.1**	$ 133.5	$ 308.8	$ 515.7	$ 344.0
Key Ratios	Premiums and Fees to Equity	**2.5**	2.5x	3.4x	3.7x	3.4x
	Loss Reserves to Equity	**56%**	57%	55%	50%	57%
	Reserves to Paid Losses (b)	**8.7x**	9.2x	9.2x	9.3x	9.2x
	Cash and Invested Assets to Liabilities	**170%**	167%	169%	174%	159%

The above summary has been prepared on the basis of generally accepted accounting principles and excludes investment gains and losses.

(a) Loss and expense ratios are measured against combined premiums and fees.

(b) Represents average paid losses for the most recent five years divided into loss reserves at the end of each five-year period.



Corporate & Other Operations

Corporate & Other includes a small life and accident insurance business, the RFIG Run-off business through the date of its sale of May 31, 2024, the parent holding company, and several internal corporate services subsidiaries. Corporate & Other tends to produce highly variable results stemming from volatility inherent in the lack of scale. Net investment income in 2024 reflects the impact of higher investment yields earned, offset slightly by a declining invested asset base which was impacted by share repurchase activity, the sale of the RFIG Run-off business, and the timing of debt issuance and repayment activity. Corporate expenses in 2024 reflect an increase in interest costs associated with the 5.750% Senior Notes issued in March 2024.

OPERATING RESULTS

($ in Millions)	2024	2023	2022	2021	2020
Net Premiums Earned	**$14.6**	$25.6	$ 32.9	$43.6	$ 57.2
Net Investment Income	**63.3**	58.5	53.5	48.0	44.7
	77.9	84.2	86.5	91.7	101.8
Loss and Loss Adjustment Expenses	**2.6**	(5.4)	(13.4)	4.8	44.0
General Operating Expenses	**67.8**	72.7	40.1	28.1	11.2
	70.5	67.3	26.6	33.0	55.2
Pretax Operating Income	**$ 7.3**	$16.9	$ 59.9	$58.6	$ 46.5



Investment Management

A TIME-TESTED, LONG-TERM STRATEGY

Our long-term investment strategy has helped us consistently meet our investment income goals while managing investment risk. Our portfolio features diverse, liquid, and high-quality fixed income and equity securities. We also match the maturities of our fixed income assets with the expected liabilities for claim payments. This combination protects our capital base. It also gives our underwriting subsidiaries a solid foundation for meeting their long-term claim payment obligations to policyholders and their beneficiaries.

We actively manage risk in our portfolio and avoid complexity. That approach has been especially helpful when confronted with challenging financial markets, which can test the integrity of a company's capital base. While changing conditions in financial markets occasionally require us to fine-tune our investment strategy, we remain true to its basic tenets.

2024 INVESTMENT ACTIVITIES AND PORTFOLIO REVIEW

At year-end 2024, approximately 84% of our $16.0 billion fair-valued investment portfolio was allocated to fixed income securities, cash and short-term investments. The remaining 16% was invested in equity securities. This compares to 83% and 17%, respectively, at the end of 2023.

Net investment income was $673 million in 2024, up from $578 million in the preceding year. Dividend income from equity securities decreased 13% to $79 million, reflecting the lower allocation to this area. However, interest income from fixed income securities rose 21% to $594 million, due to an increase in investment yields and a slightly higher invested asset base. The ongoing reinvestment into fixed income securities increased the ending fixed income portfolio book yield from 3.99% at year-end 2023 to 4.52% at the end of 2024.

Net realized gains from disposing of investments were $94 million in 2024 compared with losses of $15 million a year earlier. Net unrealized gains increased to $1.05 billion at year-end, compared with $1.03 billion at the close of 2023.

FIXED INCOME PORTFOLIO

One of our investment risk management goals is to mitigate the adverse effects of interest rate volatility. We guard against falling interest rates by typically buying non-callable bonds. We also limit our exposure to rising interest rates by buying fixed income securities with a maturity typically no longer than ten years. We do not invest in high risk or illiquid securities.

Our fixed income portfolio consists of U.S. and Canadian government bonds and corporate bonds. Fixed income purchases in 2024 were principally liquid, non-callable corporate bonds with maturities between five and ten years. We made no new investments in tax-exempt municipal bonds in 2024, as our current corporate tax rate made these unattractive on an after-tax basis. During the period, we reduced our allocation to municipals by selling overvalued, shorter maturities and reinvesting the proceeds into higher yielding government bonds.

Net unrealized losses were $84 million at year-end 2024 versus $123 million in net unrealized losses at year-end 2023, mostly attributable to higher valuations and trading activity. Sector allocations remain consistent, with a slight increase in corporate bonds. Our allocation to government bonds increased as a result of the sale of municipals. Credit quality averages an A rating, with investment-grade bonds representing 98.7% of the portfolio compared to 98.8% last year. Duration (a measure of bond portfolio price sensitivity to changes in interest rates) has increased to 3.83 years.

Fixed income dispositions in 2024 (maturities and sales) totaled $4.48 billion, resulting in net pretax losses of $111 million. These losses partially offset the gains on equity dispositions. Fixed income purchases for the year totaled $4.02 billion, at an average book yield of 4.77% and an average maturity of 5.7 years.



Diversification of Fixed Income Portfolio

Consumer Goods	24.6%
Industrials	19.4%
Utilities	18.7%
U.S. & Canadian Governments	14.8%
Financial Institutions	12.8%
Energy	5.7%
States and Municipalities	3.7%
Other	0.3%

2024



Quality of Fixed Income Portfolio

AAA	18.0%
AA	9.4%
A	40.5%
BAA	30.7%
All Other	1.4%

2024



EQUITY PORTFOLIO

Our equity portfolio is focused on higher yielding, blue chip and utility common stocks. These tend to deliver annual dividend growth with lower volatility. The portfolio has extremely limited exposure to high risk or illiquid securities, such as limited partnerships, derivatives, hedge funds, or private equity investments.

Our equity portfolio exposure tolerances are guided by a variety of factors: 1) the adequacy of the capital within each of our underwriting subsidiaries, 2) the stability of that capital under various stress scenarios, and 3) our levels of liquidity. The level of this liquidity cushion may influence the amount of equity securities that we hold in the portfolio at a particular time. Similarly, tax-planning opportunities may influence the timing and magnitude of our purchase and sale decisions.

At year-end 2024, our equity portfolio had a market value of $2.54 billion. This balance reflected total disposals for the year of $327 million (versus purchases of $24 million). Full-year net realized gains were $207 million, and the portfolio ended with an unrealized gain of $1.13 billion, versus $1.15 billion at the close of 2023. Our equity holdings at the end of the year had a book yield of 5.67% and a market yield of 3.15%.

ECONOMIC LANDSCAPE AND OUTLOOK

The current economic outlook remains healthy, but uncertain. Recent domestic and geopolitical uncertainty has increased volatility, and we expect this to persist in the near term. As a result, the Federal Reserve has been vocal about being patient regarding further interest rate cuts in 2025. A "higher for longer" interest rate scenario would allow us to continue to reinvest proceeds of maturing securities and new monies at attractive yields, supporting increased investment income for 2025 and beyond.

Our key objectives for the investment portfolio are capital preservation and investment income. The current portfolio allocation stands at approximately 84% fixed income and 16% equities. Based on our view that 1) fixed income yields will remain relatively attractive and 2) equities are generally fully valued, we expect to maintain this allocation. In fixed income, we will stay focused on investment-grade corporate bonds with maturities of five to ten years. We will continue to avoid chasing yield at the expense of quality, given the potential for credit deterioration, especially if the economy were to unexpectedly slip into a recession. Within the equity portfolio, we will continue to focus on blue chip and utility common stocks that offer attractive yields and dividend growth.

INVESTMENT MANAGEMENT

Consolidated Investments

($ in Millions)	2024	2023	2022	2021	2020
Fixed Income Securities:					
Taxable Bonds and Notes	$11,773.6	$11,372.2	$10,876.9	$ 9,686.4	$ 9,433.2
Tax-Exempt Bonds and Notes	317.9	767.6	869.7	989.2	1,063.5
Short-Term Investments	1,403.7	1,032.6	860.8	565.7	749.6
	13,495.3	13,172.5	12,607.6	11,241.4	11,246.4
Other Invested Assets:					
Equity Securities	2,540.7	2,660.8	3,220.9	5,302.8	4,054.8
Other	42.8	34.3	31.2	32.0	28.8
Total Investments	$16,079.0	$15,867.7	$15,859.9	$16,576.3	$15,330.1

Sources of Consolidated Investment Income

($ in Millions)	2024	2023	2022	2021	2020
Fixed Income Securities:					
Taxable	$507.2	$422.1	$296.2	$261.3	$269.9
Tax-Exempt	13.7	16.6	18.2	19.2	19.8
Short-Term Investments	72.8	50.9	17.9	0.1	2.2
	593.8	489.8	332.4	280.7	292.1
Other Investment Income:					
Equity Securities Dividends	79.3	92.1	132.5	157.5	149.8
Other	27.6	17.0	4.3	2.1	3.5
	107.0	109.1	136.8	159.6	153.4
Gross Investment Income	700.8	598.9	469.3	440.4	445.6
Less: Investment Expenses	27.7	20.6	9.7	6.1	6.6
Net Investment Income	**$673.1**	**$578.3**	**$459.5**	**$434.3**	**$438.9**
Net Yield on Average Investments (At Market)	4.2%	3.6%	2.8%	2.7%	3.0%

Consolidated Fixed Income Securities Portfolio Statistics

	Specialty Insurance	Title Insurance	Consolidated
December 31, 2024 Maturities in:			
0-5 Years	58.4%	57.1%	59.8%
6-10 Years	39.1%	37.5%	37.4%
11 or More Years	2.5%	5.4%	2.8%
	100.0%	100.0%	100.0%
Average Quality Rating	A	A	A
Average Life of Portfolio (Years):			
December 31, 2024	4.6	4.6	4.5
December 31, 2023	4.4	4.5	4.3
December 31, 2022	4.4	4.8	4.3
December 31, 2021	4.4	5.0	4.4
December 31, 2020	4.3	4.6	4.3



Capitalization and Financial Ratings

OLD REPUBLIC SECURITIES CURRENTLY ISSUED AND OUTSTANDING

249 million outstanding Old Republic common shares as of year-end 2024 were listed on the New York Stock Exchange (symbol: ORI). During 2024, the Company repurchased 30 million shares at an average price of $31.82. Holdings include shares held by ORI's employees who - together and through the ORI 401(k) Savings and Profit Sharing Plan and other benefit plans, and the direct holdings of our officers and directors - represent 7.6% of outstanding shares. For the group as a whole, these aggregate holdings of 23 million shares place them as the third largest shareholder group, following BlackRock, Inc. and The Vanguard Group.



Total Assets, Liabilities, and Equity Trends

$ IN MILLIONS

Legend: Total Liabilities, Equity, Total Assets

Other securities issued and outstanding at December 31, 2024: $550.0 million of 3.875% Senior Notes due in 2026, $400.0 million of 5.750% Senior Notes due in 2034, and $650.0 million of 3.850% Senior Notes due in 2051.

INDEPENDENT FINANCIAL RATINGS

	CURRENT RATINGS ASSIGNED BY:		
	A.M. Best	Moody's	Standard & Poor's
BITCO General Insurance Corporation	A+	A2	A+
BITCO National Insurance Company	A+	A2	A+
Great West Casualty Company	A+	A2	A+
Old Republic General Insurance Corporation	A+	A2	A+
Old Republic Insurance Company	A+	A2	A+
Old Republic Insurance Company of Canada	A	*	*
Old Republic National Title Insurance Company	A+	A2	A+
Old Republic Surety Company	A+	*	A+
Old Republic Union Insurance Company	A+	*	A+
PMA Insurance Group	A+	A2	A+
Old Republic International Corporation: Long-Term Debt	*	Baa2	BBB+

* No rating sought by Company or provided by the indicated rating agency.

Ratings as of March 28, 2025

Old Republic International Corporation
TEN-YEAR FINANCIAL SUMMARY

($ in Millions, Except Share Data)		2024	2023	2022	2021	2020	2019	2018	2017	2016	2015
Financial Position Summary	Cash and Fixed Income Securities	$13,697.2	$13,375.4	$12,688.7	$11,399.6	$11,365.1	$10,381.5	$ 9,683.0	$10,145.9	$ 9,973.1	$ 9,366.7
	Equity Securities	2,540.7	2,660.8	3,220.9	5,302.8	4,054.8	4,030.5	3,380.9	3,265.5	2,896.1	1,987.8
	Other Invested Assets	170.8	151.3	138.0	116.5	115.3	115.4	123.4	124.9	126.5	120.9
	Reinsurance Recoverable	6,914.1	5,951.4	5,588.0	4,943.4	4,362.8	3,823.9	3,484.5	3,371.8	3,231.5	3,183.6
	Prepaid Federal Income Taxes	—	—	—	—	—	—	129.8	114.3	82.4	63.3
	Other Assets	4,520.1	4,362.3	3,523.7	3,219.4	2,917.0	2,724.9	2,525.1	2,380.9	2,281.7	2,379.1
		$27,843.1	$26,501.4	$25,159.4	$24,981.8	$22,815.2	$21,076.3	$19,327.1	$19,403.5	$18,591.6	$17,101.6
	Policy Liabilities	$ 3,679.4	$ 3,193.1	$ 2,970.0	$ 2,750.1	$ 2,593.1	$ 2,419.2	$ 2,303.5	$ 2,176.3	$ 2,035.0	$ 1,945.1
	Loss and LAE Reserves	13,727.7	12,538.2	12,221.5	11,425.5	10,671.0	9,929.5	9,471.2	9,237.6	9,206.0	9,120.1
	Other Liabilities	4,816.9	4,359.2	3,794.6	3,911.4	3,364.3	2,727.3	2,406.0	3,256.3	2,889.9	2,166.3
	Preferred Stock	—	—	—	—	—	—	—	—	—	—
	Common Equity	5,618.9	6,410.7	6,173.2	6,894.7	6,186.6	6,000.1	5,146.2	4,733.3	4,460.6	3,869.8
		$27,843.1	$26,501.4	$25,159.4	$24,981.8	$22,815.2	$21,076.3	$19,327.1	$19,403.5	$18,591.6	$17,101.6
	Total Capitalization	$ 7,207.6	$ 8,002.0	$ 7,770.2	$ 8,483.2	$ 7,153.1	$ 6,974.2	$ 6,127.6	$ 6,182.0	$ 5,989.4	$ 4,822.7
	Book Value Per Share	$ 22.84	$ 23.31	$ 21.07	$ 22.77	$ 20.75	$ 19.98	$ 17.23	$ 17.72	$ 17.16	$ 14.98
Income Statement Summary	Net Premiums and Fees	$ 7,310.8	$ 6,707.7	$ 7,675.3	$ 8,003.6	$ 6,737.8	$ 6,241.1	$ 5,940.9	$ 5,769.1	$ 5,537.5	$ 5,354.9
	Net Investment Income	673.1	578.3	459.5	434.3	438.9	450.7	431.8	409.4	387.0	388.6
	Other Income	177.6	163.1	149.9	145.6	131.2	132.6	121.6	102.2	107.3	106.7
	Investment Gains (Losses):										
	Realized From Actual Transactions	88.8	(67.0)	62.2	6.9	14.2	36.6	58.2	211.6	72.8	91.3
	Unrealized from Changes in Fair Value of Equity Securities	(18.9)	(123.9)	(263.4)	751.1	(156.2)	599.5	(293.8)	—	—	—
	Total Revenues	8,231.5	7,258.3	8,083.7	9,341.6	7,166.0	7,460.5	6,258.8	6,492.4	6,104.7	5,941.7
	Loss and LAE Expenses	3,048.0	2,596.6	2,440.2	2,420.9	2,491.4	2,572.7	2,460.7	2,478.8	2,347.9	2,459.3
	Sales and General Expenses	4,113.7	3,914.2	4,786.0	4,998.5	3,986.1	3,565.4	3,359.9	3,288.1	3,070.8	2,850.5
	Total Expenses	7,161.7	6,510.8	7,226.3	7,419.5	6,477.5	6,138.1	5,820.7	5,767.0	5,418.7	5,309.8
	Pretax Income	1,069.7	747.4	857.4	1,922.1	688.4	1,322.4	438.1	725.4	686.0	631.8
	Income Taxes	216.9	148.7	170.6	387.7	129.7	265.9	67.5	164.8	219.0	209.6
	Net Income	$ 852.7	$ 598.6	$ 686.4	$ 1,534.3	$ 558.6	$ 1,056.4	$ 370.5	$ 560.5	$ 466.9	$ 422.1
	Operating Cash Flow	$ 1,233.4	$ 880.4	$ 1,170.6	$ 1,331.7	$ 1,185.0	$ 936.2	$ 760.5	$ 452.8	$ 637.3	$ 688.2
	Net Income Per Share: (a)										
	Basic	$ 3.30	$ 2.12	$ 2.28	$ 5.08	$ 1.87	$ 3.52	$ 1.26	$ 2.14	$ 1.80	$ 1.63
	Diluted	$ 3.24	$ 2.10	$ 2.26	$ 5.05	$ 1.87	$ 3.51	$ 1.24	$ 1.92	$ 1.62	$ 1.48
Sources of Revenues	Specialty Insurance	$ 5,400.6	$ 4,744.3	$ 4,315.6	$ 4,042.5	$ 3,876.8	$ 3,920.8	$ 3,739.4	$ 3,531.6	$ 3,354.7	$ 3,313.3
	Title Insurance	2,682.9	2,620.6	3,882.7	4,449.3	3,329.3	2,778.1	2,612.4	2,554.4	2,448.3	2,256.2
	Corporate & Other (b) (c)	77.9	84.2	86.5	91.7	101.8	125.4	142.5	194.7	228.7	280.8
	Subtotal	8,161.6	7,449.3	8,284.9	8,583.5	7,308.0	6,824.4	6,494.4	6,280.8	6,031.8	5,850.3
	Investment Gains (Losses):										
	Realized From Actual Transactions	88.8	(67.0)	62.2	6.9	14.2	36.6	58.2	211.6	72.8	91.3
	Unrealized from Changes in Fair Value of Equity Securities	(18.9)	(123.9	(263.4)	751.1	(156.2)	599.5	(293.8)	—	—	—
	Consolidated	$ 8,231.5	$ 7,258.3	$ 8,083.7	$ 9,341.6	$ 7,166.0	$ 7,460.5	$ 6,258.8	$ 6,492.4	$ 6,104.7	$ 5,941.7
Sources of Pretax Income	Specialty Insurance	$ 848.3	$ 787.8	$ 689.8	$ 589.6	$ 439.8	$ 370.2	$ 363.9	$ 340.3	$ 319.9	$ 336.4
	Title Insurance	144.1	133.5	308.8	515.7	344.0	230.8	219.3	237.1	210.2	166.8
	Corporate & Other (b)	7.3	16.9	59.9	58.6	46.5	85.1	90.3	(63.6)	82.8	37.1
	Subtotal	999.8	938.4	1,058.6	1,164.0	830.4	686.2	673.7	513.8	613.1	540.4
	Investment Gains (Losses):										
	Realized From Actual Transactions	88.8	(67.0)	62.2	6.9	14.2	36.6	58.2	211.6	72.8	91.3
	Unrealized from Changes in Fair Value of Equity Securities	(18.9)	(123.9)	(263.4)	751.1	(156.2)	599.5	(293.8)	—	—	—
	Consolidated	$ 1,069.7	$ 747.4	$ 857.4	$ 1,922.1	$ 688.4	$ 1,322.4	$ 438.1	$ 725.4	$ 686.0	$ 631.8

(a) Retroactive adjustments have been made for all stock dividends and splits declared through December 31, 2024, and for consistent presentation of annual data.

(b) Corporate & Other includes amounts for the RFIG Run-off business through the effective date of its sale of May 31, 2024, a small life and accident insurance business, the parent holding company, several internal corporate services subsidiaries, and consolidation elimination adjustments.

(c) 2015 reflects the transfer of accident insurance business from a life and accident subsidiary to a Specialty Insurance affiliate resulting in a $26.4 reduction in premiums.

Old Republic International Corporation
TEN-YEAR OPERATING AND BALANCE SHEET STATISTICS

($ in Millions)		2024	2023	2022	2021	2020	2019	2018	2017	2016	2015
Underwriting Service Operating Ratios	**Specialty Insurance:**										
	All Lines Combined:										
	Earned Premiums	**$4,677.0**	$4,119.2	$3,808.6	$3,555.5	$3,394.2	$3,432.4	$3,277.1	$3,110.8	$2,936.3	$2,894.7
	Loss Ratio	**63.6%**	61.6%	61.8%	64.2%	69.3%	71.0%	71.6%	71.2%	72.4%	73.5%
	Dividend Ratio	**0.5**	0.4	0.3	0.6	0.6	0.8	0.6	0.6	0.6	0.6
	Expense Ratio	**28.1**	28.2	27.4	26.5	25.6	25.7	25.0	25.5	24.8	23.5
	Combined Ratio	**92.2%**	90.2%	89.5%	91.3%	95.5%	97.5%	97.2%	97.3%	97.8%	97.6%
	Liability Lines Only:										
	Earned Premiums	**$2,788.3**	$2,475.4	$2,351.3	$2,208.8	$2,140.2	$2,217.5	$2,120.9	$2,032.5	$1,963.3	$1,989.0
	Loss Ratio	**66.6%**	61.3%	63.3%	68.0%	73.9%	75.5%	75.9%	76.2%	78.5%	80.6%
	Dividend Ratio	**0.5%**	0.4%	0.3%	0.7%	0.6%	0.9%	0.6%	0.6%	0.6%	0.5%
	All Other Lines:										
	Earned Premiums	**$1,888.4**	$1,643.7	$1,457.3	$1,347.6	$1,260.3	$1,217.2	$1,154.8	$1,077.1	$ 974.1	$ 908.0
	Loss Ratio	**59.3%**	62.0%	59.3%	57.3%	61.1%	63.0%	63.5%	62.1%	60.5%	57.3%
	Dividend Ratio	**0.4%**	0.4%	0.3%	0.1%	0.1%	0.1%	0.2%	0.2%	0.3%	0.4%
	Title Insurance: (a)										
	Earned Premiums and Fees	**$2,619.1**	$2,562.8	$3,833.8	$4,404.3	$3,286.3	$2,736.0	$2,573.1	$2,516.5	$2,410.9	$2,220.8
	Loss Ratio	**1.8%**	1.9%	2.3%	2.6%	2.3%	2.5%	1.9%	0.8%	3.5%	4.5%
	Expense Ratio	**95.2**	95.2	90.9	86.7	88.4	90.5	90.9	91.0	89.0	89.2
	Combined Ratio	**97.0%**	97.1%	93.2%	89.3%	90.7%	93.0%	92.8%	91.8%	92.5%	93.7%
	Consolidated:										
	Earned Premiums and Fees	**$7,310.8**	$6,707.7	$7,675.3	$8,003.6	$6,737.8	$6,241.1	$5,940.9	$5,769.1	$5,537.5	$5,354.9
	Loss Ratio	**41.7%**	38.7%	31.8%	30.2%	37.0%	41.2%	41.4%	43.0%	42.4%	45.9%
	Expense Ratio	**52.2**	53.9	59.2	59.7	56.3	54.1	53.5	53.9	52.4	50.2
	Combined Ratio	**93.9%**	92.6%	91.0%	89.9%	93.3%	95.3%	94.9%	96.9%	94.8%	96.1%
Balance Sheet Leverage	**Premium Leverage: (b)**										
	Specialty Insurance	**1.2x**	1.1x	1.1x	0.9x	0.9x	1.0x	1.1x	1.0x	1.0x	1.1x
	Title Insurance	**2.5**	2.5	3.4	3.7	3.4	3.3	3.8	3.9	4.3	4.7
	Consolidated	**1.4x**	1.1x	1.3x	1.2x	1.1x	1.0x	1.2x	1.2x	1.3x	1.4x
	Reserve Leverage: (c)										
	Specialty Insurance	**175%**	176%	191%	160%	165%	166%	189%	172%	182%	189%
	Title Insurance	**56**	57	55	50	57	65	79	87	108	122
	Consolidated	**142%**	118%	123%	107%	114%	112%	126%	134%	145%	166%
Capitalization and Fixed Charges Coverage Ratios	Debt	**22.0%**	19.9%	20.6%	18.7%	13.5%	14.0%	16.0%	23.4%	25.5%	19.8%
	Preferred Stock	**—**	—	—	—	—	—	—	—	—	—
	Common Equity	**78.0%**	80.1	79.4	81.3	86.5	86.0	84.0	76.6	74.5	80.2
	Total Capitalization	**100.0%**	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
	Fixed Charges Coverage Ratio (d)	**13.5x**	15.0x	16.7x	21.8x	20.5x	16.9x	15.3x	9.0x	13.0x	13.6x

(a) Title Insurance ratios are a function of combined premiums and fees earned.

(b) Ratio of net premiums written to equity. For Title Insurance, this ratio incorporates escrow and other fee revenues.

(c) Ratio of loss and loss adjustment expense reserves to equity. Consolidated ratio also incorporates future benefit reserves for the Company's small life and accident insurance operations.

(d) Earnings before taxes, investment gains (losses), and interest expense to annual interest expense.

Old Republic International Corporation
TEN-YEAR COMMON SHARE STATISTICS

(Common Stock Data in Dollars to Nearest Cent)		2024	2023	2022	2021	2020	2019	2018	2017	2016	2015
Company Performance on the Stock Market (a)	**Quoted Stock Market Prices:**										
	High	$ 39.27	$ 29.89	$ 27.19	$ 26.69	$ 23.62	$ 24.10	$ 23.05	$ 21.56	$ 20.00	$ 19.11
	Low	$ 27.20	$ 23.31	20.28	17.94	11.88	19.68	19.48	17.92	16.51	13.59
	Close	$ 36.19	$ 29.40	24.15	24.58	19.71	22.37	20.57	21.38	19.00	18.63
	Ratios of Closing Price to:										
	Book Value	1.6x	1.3x	1.1x	1.1x	0.9x	1.1x	1.2x	1.2x	1.1x	1.2x
	Income Before Other Items:										
	Basic	11.7x	11.1x	8.6x	7.9x	8.8x	12.1x	10.9x	17.7x	11.7x	13.3x
	Diluted	11.9x	11.2x	8.7x	8.0x	8.8x	12.2x	11.1x	19.3x	13.0x	14.6x
	Net Income:										
	Basic	11.0x	13.9x	10.6x	4.8x	10.5x	6.4x	16.3x	10.0x	10.6x	11.4x
	Diluted	11.2x	14.0x	10.7x	4.9x	10.5x	6.4x	16.6x	11.1x	11.7x	12.6x
	Total Market Return (b)	27.1%	26.3%	6.7%	45.2%	-7.7%	17.8%	4.8%	16.9%	6.2%	33.4%
	Shares Outstanding (Thousands)										
	Average:										
	Basic	258,032	282,732	301,676	301,945	298,407	299,885	294,248	262,114	259,429	259,502
	Diluted	262,880	285,471	303,296	303,667	298,898	301,227	301,016	299,387	296,379	296,088
	End of Period	248,817	278,392	296,932	307,565	304,122	303,652	302,714	269,238	262,719	261,968
Company Performance on its Books (a)	**Composition of Basic Earnings:**										
	Income, before Items Below	$ 3.09	$ 2.65	$ 2.80	$ 3.10	$ 2.24	$ 1.85	$ 1.89	$ 1.21	$ 1.62	$ 1.40
	Net Investment Gains (Losses):										
	Realized From Actual Transactions	0.27	(0.19)	0.17	0.02	0.04	0.10	0.16	0.93	0.18	0.23
	Unrealized From Changes x in Fair Value of Equity Securities	(0.06)	(0.34)	(0.69)	1.96	(0.41)	1.57	(0.79)	—	—	—
	Net Income	$ 3.30	$ 2.12	$ 2.28	$ 5.08	$ 1.87	$ 3.52	$ 1.26	$ 2.14	$ 1.80	$ 1.63
	Composition of Diluted Earnings:										
	Income, before Items Below	$ 3.03	$ 2.63	$ 2.79	$ 3.08	$ 2.24	$ 1.84	$ 1.86	$ 1.11	$ 1.46	$ 1.28
	Net Investment Gains (Losses):										
	Realized From Actual Transactions	0.27	(0.19)	0.16	0.02	0.04	0.10	0.15	0.81	0.16	0.20
	Unrealized From Changes in Fair Value of Equity Securities	(0.06)	(0.34)	(0.69)	1.95	(0.41)	1.57	(0.77)	—	—	—
	Net Income	$ 3.24	$ 2.10	$ 2.26	$ 5.05	$ 1.87	$ 3.51	$ 1.24	$ 1.92	$ 1.62	$ 1.48
	Dividends on Common Stock:										
	Amount (c)	$ 3.06	$ 0.98	$ 1.92	$ 2.38	$ 1.84	$ 1.80	$ 0.78	$ 1.76	$ 0.75	$ 0.74
	Payout Ratio (d)	101%	37%	69%	77%	82%	98%	42%	159%	51%	58%
	Stock Dividends	—	—	—	—	—	—	—	—	—	—
	Book Value:										
	Amount	$ 22.84	$ 23.31	$ 21.07	$ 22.77	$ 20.75	$ 19.98	$ 17.23	$ 17.72	$ 17.16	$ 14.98
	% Change	(2.0)%	10.6%	(7.5)%	9.7%	3.9%	16.0%	(2.8)%	3.3%	14.5%	(0.9)%
	Total Book Return (b)	11.1%	15.3%	0.9%	21.2%	13.1%	26.4%	1.6%	13.5%	19.6%	3.8%
	Cash and Invested Assets Per Share:										
	Amount (e)	$ 66.68	$ 58.86	$ 54.77	$ 55.54	$ 52.12	$ 48.39	$ 44.14	$ 50.67	$ 50.00	$ 44.40
	Ratio to Book Value	2.9x	2.5x	2.6x	2.4x	2.5x	2.4x	2.6x	2.9x	2.9x	3.0x
	Ratio to Closing Price	1.8x	2.0x	2.3x	2.3x	2.6x	2.2x	2.1x	2.4x	2.6x	2.4x
	Operating Return on Equity (f)	12.4%	12.1%	12.3%	15.1%	11.2%	10.8%	11.8%	7.1%	10.8%	9.2%

(a) Retroactive adjustments have been made for all stock dividends and splits declared through December 31, 2024.

(b) Total market return has been calculated as the sum of the annual change in market price per share, plus cash dividends paid, and assumes cash dividends are reinvested on a pretax basis in shares when paid. Total book return has been calculated as the sum of the annual change in book value per share, plus cash dividends declared.

(c) In addition to regular quarterly cash dividends, the Company's Board of Directors declared special cash dividends of $2.00 per share in December 2024 (paid in January 2025), $1.00 per share in August 2022 (paid in September 2022), $1.50 per share in August 2021 (paid in October 2021), $1.00 per share in December 2020 (paid in January 2021), $1.00 per share in August 2019 (paid in September 2019) and $1.00 per share in December 2017 (paid in January 2018).

(d) Cash dividends as a percentage of diluted earnings per share, before investment gains or losses.

(e) Based on total shares outstanding at end of year.

(f) Calculated as net income excluding realized and unrealized investment gains (losses) as a percentage of common shareholders' equity at the beginning of the year.

Old Republic International Corporation
FIVE-YEAR CONSOLIDATED BALANCE SHEETS

($ in Millions)	December 31,				
	2024	2023	2022	2021	2020
Assets					
Investments:					
Available for Sale:					
Fixed Income Securities (at Fair Value)	**$12,091.5**	$12,139.9	$11,746.7	$10,675.7	$10,496.8
Short-Term Investments (at Fair Value, which Approximates Cost)	**1,403.7**	1,032.6	860.8	565.7	749.6
Equity Securities (at Fair Value)	**2,540.7**	2,660.8	3,220.9	5,302.8	4,054.8
Other Investments	**42.8**	34.3	31.2	32.0	28.8
Total Investments	**16,079.0**	15,867.7	15,859.9	16,576.3	15,330.1
Other Assets:					
Cash	**201.9**	202.8	81.0	158.1	118.7
Accrued Investment Income	**127.9**	117.0	106.7	84.4	86.4
Accounts and Notes Receivable	**2,471.6**	2,201.4	1,927.5	1,768.7	1,593.9
Federal Income Tax Recoverable: Current	**13.8**	21.8	15.7	11.8	—
Reinsurance Balances and Funds Held	**423.1**	544.7	323.0	258.1	205.0
Reinsurance Recoverable:					
Paid Loss and Loss Adjustment Expenses	**185.3**	175.4	119.4	118.2	67.6
Loss and Loss Adjustment Expense Reserves	**5,807.1**	4,977.7	4,699.5	4,125.3	3,650.5
Unearned Premium and Policy Reserves	**921.6**	798.2	768.9	699.8	644.5
Deferred Policy Acquisition Costs	**531.3**	417.8	382.5	350.4	328.0
Assets Held-for-Sale	**—**	194.8	—	—	—
Other Assets	**1,080.2**	981.5	874.8	830.3	790.0
Total Assets	**$27,843.1**	$26,501.4	$25,159.4	$24,981.8	$22,815.2
Liabilities, Preferred Stock, and Common Shareholders' Equity Liabilities:					
Policy Liabilities:					
Loss and Loss Adjustment Expense Reserves	**$13,727.7**	$12,538.2	$12,221.5	$11,425.5	$10,671.0
Unearned Premiums	**3,505.4**	3,042.7	2,787.8	2,559.4	2,397.1
Other Policyholders' Benefits and Funds Held	**174.0**	150.3	182.2	190.6	195.9
Total Policy Liabilities	**17,407.2**	15,731.4	15,191.6	14,175.6	13,264.2
Commissions, Expenses, Fees, and Taxes	**547.5**	532.9	514.8	573.5	663.5
Reinsurance Balances and Funds Held	**1,409.8**	1,380.9	1,079.4	866.0	725.4
Federal Income Tax Payable: Current	**—**	—	—	—	4.2
Federal Income Tax: Deferred	**129.1**	105.6	42.7	249.9	137.3
Debt	**1,588.7**	1,591.2	1,597.0	1,588.5	966.4
Liabilities Held-for-Sale	**—**	56.8	—	—	—
Other Liabilities	**1,141.6**	691.6	560.5	633.3	867.3
Total Liabilities	**22,224.1**	20,090.7	18,986.2	18,087.1	16,628.5
Preferred Stock	**—**	—	—	—	—
Common Shareholders' Equity:					
Common Stock	**248.8**	278.3	296.9	307.5	304.1
Additional Paid-In Capital	**—**	678.7	1,141.8	1,376.1	1,306.9
Retained Earnings	**5,519.7**	5,644.3	5,321.8	5,216.1	4,394.8
Accumulated Other Comprehensive Income (Loss)	**(102.4)**	(132.4)	(517.8)	77.4	284.0
Unallocated 401(k) Plan Shares (at Cost)	**(47.1)**	(58.2)	(69.5)	(82.5)	(103.2)
Total Common Shareholders' Equity	**5,618.9**	6,410.7	6,173.2	6,894.7	6,186.6
Total Liabilities, Preferred Stock, and Common Shareholders' Equity	**$27,843.1**	$26,501.4	$25,159.4	$24,981.8	$22,815.2

Old Republic International Corporation
FIVE-YEAR CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,				
($ in Millions, Except Share Data)	**2024**	**2023**	**2022**	**2021**	**2020**
Revenues:					
Net Premiums Earned	**$ 7,026.4**	$ 6,455.9	$ 7,342.1	$ 7,559.8	$ 6,345.8
Title, Escrow, and Other Fees	**284.4**	261.8	333.2	443.8	391.9
Total Premiums and Fees	**7,310.8**	6,707.7	7,675.3	8,003.6	6,737.8
Net Investment Income	**673.1**	578.3	459.5	434.3	438.9
Other Income	**177.6**	163.1	149.9	145.6	131.2
Total Operating Revenues	**8,161.6**	7,449.3	8,284.9	8,583.5	7,308.0
Net Investment Gains (Losses):					
Realized From Actual Transactions and Impairments	**88.8**	(67.0)	62.2	6.9	14.2
Unrealized From Changes in Fair Value of Equity Securities	**(18.9)**	(123.9)	(263.4)	751.1	(156.2)
Total Realized and Unrealized Investment Gains (Losses)	**69.9**	(109.9)	(201.1)	758.0	(142.0)
Total Revenues	**8,231.5**	7,258.3	8,083.7	9,341.6	7,166.0
Expenses:					
Loss and Loss Adjustment Expenses	**3,024.4**	2,580.0	2,427.7	2,398.2	2,472.5
Dividends to Policyholders	**23.5**	16.5	12.5	22.7	18.9
Underwriting, Acquisition, and Other Expenses	**4,036.4**	3,843.6	4,719.2	4,942.3	3,942.4
Interest and Other Charges	**77.3**	70.5	66.7	56.2	43.7
Total Expenses	**7,161.7**	6,150.8	7,226.3	7,419.5	6,477.5
Income Before Income Taxes	**1,069.7**	747.4	857.4	1,922.1	688.4
Income Taxes (Credits):					
Current	**205.2**	186.2	226.0	221.7	156.9
Deferred	**11.7**	(37.4)	(55.1)	165.9	(27.1)
Total	**216.9**	148.7	170.9	387.7	129.7
Net Income	**$ 852.7**	$ 598.6	$ 686.4	$ 1,534.3	$ 558.6
Net Income Per Share:					
Basic	**$ 3.30**	$ 2.12	$ 2.28	$ 5.08	$ 1.87
Diluted	**$ 3.24**	$ 2.10	$ 2.26	$ 5.05	$ 1.87
Average Shares Outstanding:					
Basic	**258,032,085**	282,732,526	301,676,941	301,945,319	298,407,921
Diluted	**262,880,631**	285,471,064	303,296,612	303,667,669	298,898,673

Old Republic International Corporation
FIVE-YEAR CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,				
($ in Millions)	**2024**	**2023**	**2022**	**2021**	**2020**
Net Income as Reported	**$852.7**	$598.6	$ 686.4	$1,534.3	$558.6
Other Comprehensive Income (Loss):					
Net Unrealized Gains (Losses) on Securities	**30.9**	370.8	(657.3)	(287.0)	270.3
Foreign Currency Translation Adjustment and Other	**(0.9)**	14.6	62.0	81.8	(64.0)
Total Other Comprehensive Income (Loss)	**29.9**	385.4	(595.3)	(205.1)	206.3
Comprehensive Income	**$882.6**	$984.1	$ 91.1	$1,329.2	$765.0

Old Republic International Corporation
FIVE-YEAR CONSOLIDATED STATEMENTS OF PREFERRED STOCK AND COMMON SHAREHOLDERS' EQUITY

($ in Millions, Except Share Data)	Years Ended December 31,				
	2024	2023	2022	2021	2020
Preferred Stock:					
Balance, Beginning and End of Year	$ —	$ —	$ —	$ —	$ —
Common Stock:					
Balance, Beginning of Year	$ 278.3	$ 269.9	$ 307.5	$ 304.1	$ 303.6
Dividend Reinvestment Plan	—	—	0.1	0.1	—
Stock-Based Compensation	0.2	2.3	1.9	3.2	0.4
Treasury Stock Restored to Unissued Status	(29.9)	(20.9)	(12.6)	—	—
Balance, End of Year	$ 248.8	$ 278.3	$ 296.9	$ 307.5	$ 304.1
Additional Paid-In Capital:					
Balance, Beginning of Year	$ 678.7	$1,141.8	$1,376.1	$1,306.9	$1,297.5
Dividend Reinvestment Plan	1.3	1.2	2.2	3.5	0.9
Stock-Based Compensation	22.4	45.5	31.1	56.5	7.7
401(k) Plan Shares Released	8.2	4.5	6.1	9.1	0.9
Treasury Stock Restored to Unissued Status	(710.7)	(514.4)	(268.6)	—	—
Other – Net	—	—	(5.1)	—	(0.2)
Balance, End of Year	$ —	$ 678.7	$1,141.8	$1,376.1	$1,306.9
Retained Earnings:					
Balance, Beginning of Year	$5,644.3	$5,321.8	$5,216.1	$4,394.8	$4,386.0
Adoption of New Accounting Principle	—	—	—	2.0	(2.3)
Balance, Beginning of Year, as Adjusted	5,644.3	5,321.8	5,216.1	4,396.9	4,383.6
Net Income	852.7	598.6	686.4	1,534.3	558.6
Dividends on Common Shares ($3.06, $0.98, $1.92, $2.38, and $1.84, per common share)	(766.3)	(276.2)	(580.7)	(715.1)	(547.5)
Treasury Stock Restored to Unissued Status	(211.0)	—	—	—	—
Balance, End of Year	$5,519.7	$5,644.3	$5,321.8	$5,216.1	$4,394.8
Accumulated Other Comprehensive Income (Loss):					
Balance, Beginning of Year	$ (132.4)	$ (517.8)	$ 77.4	$ 284.0	$ 77.7
Adoption of New Accounting Principle	—	—	—	(1.4)	—
Balance, Beginning of Year, as Adjusted	(132.4)	(517.8)	77.4	282.6	77.7
Net Unrealized Gains (Losses) on Securities, Net of Tax	30.9	370.8	(657.3)	(287.0)	270.3
Foreign Currency Translation Adjustment and Other	(0.9)	14.6	62.0	81.8	(64.0)
Balance, End of Year	$ (102.4)	$ (132.4)	$ (517.8)	$ 77.4	$ 284.0
Unallocated 401(k) Plan Shares:					
Balance, Beginning of Year	$ (58.2)	$ (69.5)	$ (82.5)	$ (103.2)	$ (64.8)
401(k) Plan Shares Released	11.1	11.2	13.0	20.6	11.5
Purchase of Unallocated 401(k) Plan Shares	—	—	—	—	(50.0)
Balance, End of Year	$ (47.1)	$ (58.2)	$ (69.5)	$ (82.5)	$ (103.2)
Treasury Stock:					
Balance, Beginning of Year	$ —	$ —	$ —	$ —	$ —
Common Stock Repurchases	(951.6)	(535.3)	(281.2)	—	—
Restored to Unissued Status	951.6	535.3	281.2	—	—
Balance, End of Year	$ —	$ —	$ —	$ —	$ —

Old Republic International Corporation
FIVE-YEAR CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in Millions)	Years Ended December 31,				
	2024	2023	2022	2021	2020
Cash Flows from Operating Activities:					
Net Income	$ 852.7	$ 598.6	$ 686.4	$ 1,534.3	$ 558.6
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:					
Deferred Policy Acquisition Costs	(113.4)	(35.2)	(32.0)	(22.3)	(2.5)
Accounts and Notes Receivables	(270.1)	(274.4)	(158.6)	(174.8)	(123.4)
Loss and Loss Adjustment Expense Reserve	354.9	93.4	221.5	279.8	340.7
Unearned Premiums and Other Policyholders' Liabilities	363.4	194.0	157.6	103.4	34.6
Federal Income Taxes	20.8	(47.1)	(54.7)	151.4	(18.3)
Reinsurance Balances and Funds Held	140.6	23.8	147.2	36.9	77.0
Realized Investment (Gains) Losses From Actual Transactions and Impairments	(88.8)	67.0	(62.2)	(6.9)	(14.2)
Unrealized Investment (Gains) Losses From Changes in Fair Value of Equity Securities	18.9	123.9	263.4	(751.1)	156.2
Other – Net	(45.4)	136.3	1.9	160.9	176.2
Total	**1,233.4**	880.4	1,170.6	1,311.7	1,185.0
Cash Flows from Investing Activities:					
Maturities and Calls on Fixed Income Securities	1,617.8	1,353.2	1,356.1	1,410.9	1,280.1
Sales of:					
Fixed Income Securities	2,437.8	1,446.5	1,403.3	338.0	399.5
Equity Securities	327.1	691.5	2,249.4	540.7	162.3
Other Investments	10.6	14.5	11.4	8.3	8.8
Purchases of:					
Fixed Income Securities	(4,014.3)	(2,919.7)	(5,009.5)	(2,330.7)	(2,059.3)
Equity Securities	(24.3)	(91.9)	(58.0)	(1,032.2)	(321.0)
Other Investments	(103.5)	(106.4)	(59.7)	(55.5)	(50.2)
Proceeds from Sale of Subsidiary	136.6	—	—	—	—
Net Decrease (Increase) in Short-Term Investments	(390.5)	(362.6)	(295.7)	183.9	(265.0)
Other – Net	(1.2)	0.3	(12.3)	—	(0.3)
Total	**(3.9)**	25.3	(415.0)	(936.5)	(845.2)
Cash Flows from Financing Activities:					
Issuance of Debentures and Notes	395.9	—	—	642.5	—
Issuance of Common Shares	2.0	31.1	26.6	60.0	6.7
Redemption of Debentures and Notes	(400.0)	(5.3)	—	(21.7)	(8.6)
Purchase of Unallocated 401(k) Plan Shares	—	—	—	—	(50.0)
Dividends on Common Shares (a)	(271.9)	(275.5)	(579.7)	(1,019.2)	(250.1)
Repurchase of Common Stock	(942.2)	(535.3)	(281.2)	—	—
Other – Net	(10.7)	1.8	1.5	2.5	2.0
Total	**(1,226.9)**	(783.2)	(832.7)	(335.7)	(300.0)
Increase (Decrease) in Cash Including Balances Classified as Held-for-Sale	**2.4**	122.5	(77.1)	39.4	39.8
Increase (Decrease) in Cash Balances Classified as Held-for-Sale	(3.3)	(0.8)	—	—	—
Cash, Beginning of Year	202.8	81.0	158.1	118.7	78.8
Cash, End of Year	$ 201.9	$ 202.8	$ 81.0	$ 158.1	$ 118.7
Supplemental Cash Flow Information:					
Cash Paid (Received) During the Year for:					
Interest	$ 77.3	$ 66.0	$ 65.8	$ 53.4	$ 41.4
Income Taxes	$ 196.3	$ 198.3	$ 226.5	$ 236.5	$ 149.3

(a) Including special dividends of $308.4 paid in 2022 and $764.5 in 2021.

(b) The sale of the RFIG Run-off mortgage insurance business closed effective May 31, 2024.



Board of Directors and Senior Executive Groups

Members of Old Republic's Board of Directors bring diversity of expertise, experience, and insurance industry knowledge to corporate governance. Old Republic's major operating subsidiaries and segments are headed by teams of senior executives formally organized as the Office of the Chief Executive Officer. These executive teams provide an inter-disciplinary approach tailored to the specific management needs of the Company's multi-faceted business.

Old Republic International Corporation Board of Directors

Barbara A. Adachi
Chief Executive and
National Managing Partner (Retired)
Deloitte Consulting's Human Capital
Consulting Practice

Steven J. Bateman
Partner (Retired)
PricewaterhouseCoopers, LLP
Accountants

Lisa J. Caldwell
Executive Vice President and
Chief Human Resources Officer (Retired)
Reynolds American, Inc.

John M. Dixon
Partner (Retired)
Chapman and Cutler Attorneys
Chicago, IL

Michael D. Kennedy
Senior Client Partner (Retired)
Korn Ferry

Charles J. Kovaleski
Executive Vice President (Retired)
Old Republic Title Insurance
Companies; President (Retired)
Attorney's Title Division

Spencer LeRoy III
Chairman of the Board
Senior Vice President,
Secretary, and General Counsel (Retired)
Old Republic International Corporation

Peter B. McNitt
Vice Chairman (Retired)
BMO Harris Bank

Glenn W. Reed
Managing Director - Strategy Division
(Retired)
The Vanguard Group, Inc.

Therace M. Risch
Executive Vice President and
Chief Information & Technology Officer
(Retired)
American Electric Power Company, Inc.

Craig R. Smiddy
President and
Chief Executive Officer

J. Eric Smith
President and Chief Executive (Retired)
Swiss Re Americas

Fredricka Taubitz
Executive Vice President
and Chief Financial Officer (Retired)
Zenith National Insurance Corporation
Partner, Coopers & Lybrand (prior thereto)

Steven R. Walker
Partner (Retired)
Leland, Parachini, Steinberg,
Matzger and Melnick, LLP
Attorneys, San Francisco, CA

Old Republic International Corporation Office of the Chief Executive Officer

Thomas A. Dare
Senior Vice President,
Secretary, and General Counsel

W. Todd Gray
Executive Vice President
and Treasurer

Jeffrey P. Lange
Senior Vice President and Chief
Operating Officer - Specialty Insurance

Carolyn J. Monroe
Senior Vice President and President and
Chief Executive Officer - Title Insurance

Stephen J. Oberst
Executive Vice President

Craig R. Smiddy
President and Chief Executive Officer

Frank J. Sodaro
Senior Vice President and Chief Financial
Officer

Specialty Insurance Office of the Chief Executive Officer

Thomas A. Dare
Senior Vice President,
Secretary, and General Counsel

W. Todd Gray
Executive Vice President
and Treasurer

Jeffrey P. Lange
Senior Vice President and
Chief Operating Officer

Stephen J. Oberst
Executive Vice President

Stephanie K. Richard
Senior Vice President and
Deputy Chief Financial Officer

Veronica C. Romano
Senior Vice President and
Deputy Chief Operating Officer

Craig R. Smiddy
President and Chief Executive Officer

Frank J. Sodaro
Senior Vice President and Chief Financial
Officer

Specialty Insurance Chief Executive Officers and/or Presidents

Matthew R. Bisig
Old Republic Inland Marine

Michael L. Cescon
Old Republic Insured Automotive
Services

Scott L. Dahlager
Old Republic Residual
Market Services

William P. Franchi
Old Republic Specialty Insurance
Underwriters

MIchael J. Furlong
Old Republic Lawyers
Specialty Insurance

Gary R. Nidds
Old Republic
Accident & Health

Derek R. Hopper
PMA Companies

Frank J. Kastelic
Old Republic Professional
Liability

Vincent C. Lamb
BITCO Insurance Companies

Terri E. Minik
Old Republic Risk Management

Jim Mullery
Old Republic Home Protection

Marisol Natera
Old Republic Home Protection

Steve J. Olson
Great West Casualty Company

Alan P. Pavlic
Old Republic Surety Company

CJ Pruzinsky
Old Republic Cyber

Ralph Sabbagh
Old Republic Excess & Surplus

Ralph H. Sohl
Old Republic Aerospace

Jason R. Smith
Old Republic Insurance
Company of Canada

Title Insurance Office of the Chief Executive Officer

Ivy L. Anderson
Executive Vice President;
President - Old Republic
Western Title, Inc.

Kurt Blass
Executive Vice President and
Chief Financial Officer

Curtis J. Hoffman
Executive Vice President;
President - Old Republic
Central Title, Inc.

Kent M. Lewis
Executive Vice President and
General Counsel

Carolyn J. Monroe
President and Chief Executive
Officer

Dana C. Solms
Executive Vice President;
President - Old Republic
Eastern Title, Inc.



Historical and Forward Looking Statements

Historical data pertaining to the operating results, liquidity, and other performance indicators applicable to an insurance enterprise such as Old Republic are not necessarily indicative of results to be achieved in succeeding years. In addition to the factors cited below, the long-term nature of the insurance business, seasonal and annual patterns in premium production, and incidence of claims, changes in yields obtained on invested assets, changes in government policies and free markets affecting inflation rates and general economic conditions, and changes in legal precedents or the application of law affecting the settlement of disputed and other claims can have a bearing on period-to-period comparisons and future operating results.

Some of the oral or written statements made in the Company's reports, press releases, and conference calls following earnings releases, can constitute ''forward-looking statements'' within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally include words such as ''expert,'' ''predict,'' ''estimate,'' ''will,'' ''should,'' ''anticipate,'' ''believe,'' and other similar expressions. Any such forward-looking statements involve assumptions, uncertainties, and risks that may affect the Company's future performance. Specialty Insurance's results can be particularly affected by the level of market competition, which is typically a function of available capital and expected returns on such capital among competitors, the levels of investment yields and inflation rates, and periodic changes in claim frequency and severity patterns caused by natural disasters, weather conditions, accidents, illnesses, work-related injuries, claims development and the impact on loss revenues, adequacy and availability of reinsurance, uncertainties in underwriting and pricing risks, and unanticipated external events. Title Insurance results can be affected by similar factors, and by changes in national and regional housing demand and values, the availability and cost of mortgage loans and employment trends. Life and accident insurance earnings can be affected by the levels of employment spending, changes in mortality and health trends, and alterations in policy lapsation rates. At the parent holding company level, operating earnings or losses are generally reflective of the amount of debt outstanding and its cost, interest income on temporary holdings of short-term investments, and period-to-period variations in the costs of administering the Company's widespread operations. In addition, results could be particularly affected by technology and security breaches or failures, including cybersecurity incidents.

A more detailed listing and discussion of the risks and other factors which affect the Company's risk-taking insurance business are included in Part 1, Item 1A-Risk Factors, of the Company's 2024 Form 10-K, and the various risks, uncertainties, and other factors that are included from time to time in other Securities and Exchange Commission filings.

Any forward-looking statements or commentaries speak only as of their dates. Old Republic undertakes no obligation to publicly update or revise any and all such comments, whether as a result of new information, future events or otherwise, and accordingly they may not be unduly relied upon.



Financial Information Availability

The 2024 Annual Review is published to inform policyholders, shareholders, clients, employees, and the investment community about Old Republic's business operations and philosophy. More detailed financial information appears in the Company's annual report on Form 10-K for the year ended December 31, 2024, which, along with the 2024 Annual Review, is included in the Company's 2024 Annual Report to Shareholders.

The Company files various reports with the Securities and Exchange Commission (the "SEC"), including its Annual Report to Shareholders, annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934. The Company's reports are available by visiting the SEC's website (https://www.sec.gov) and accessing its EDGAR database to view or print copies of the electronic versions of the Company's reports. Additionally, the Company's reports can be obtained, free of charge, by visiting its website (https://www.oldrepublic.com), selecting Investors then Financials to view or print copies of the electronic versions of the Company's SEC and other reports. The contents of the Company's website are not intended to be, nor should they be considered, incorporated by reference in any of the reports the Company files with the SEC.

The Company's Annual Report to Shareholders, inclusive of its Annual Review and annual report on Form 10-K, can also be obtained, free of charge, by written request to: Investor Relations, Old Republic International Corporation, 307 North Michigan Avenue, Chicago, Illinois 60601.

Neither the Annual Review nor the Annual Report to Shareholders is intended to represent a solicitation or offer to buy or sell the Company's securities.



2024
FORM 10-K
MANAGING FOR THE LONG RUN

OLD REPUBLIC INTERNATIONAL CORPORATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2024 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission File Number: **001-10607**

OLD REPUBLIC INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	36-2678171
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
307 North Michigan Avenue Chicago Illinois	60601
(Address of principal executive office)	(Zip Code)

Registrant's telephone number, including area code: 312-346-8100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock / $1 par value	ORI	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes: ☒ **No:** ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes: ☐ **No:** ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. **Yes:** ☒ **No:** ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). **Yes:** ☒ **No:** ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).**Yes:** ☐ **No:** ☒

The aggregate fair value of the registrant's voting Common Stock held by non-affiliates of the registrant (assuming, for purposes of this calculation only, that the registrant's directors and executive officers, the registrant's various employee benefit plans and American Business & Mercantile Insurance Mutual, Inc. and its subsidiaries are all affiliates of the registrant), based on the closing sale price of the registrant's common stock on June 30, 2024, the last day of the registrant's most recently completed second fiscal quarter, was $7,241,491,725.

The registrant had 248,191,027 shares of Common Stock outstanding as of January 31, 2025.

Documents incorporated by reference:

The following documents are incorporated by reference into that part of this Form 10-K designated to the right of the document title.

Title	Part
Proxy Statement for the 2025 Annual Meeting of Shareholders	III, Items 10, 11, 12, 13 and 14
Exhibits as specified in exhibit index (page 106)	IV, Item 15

_____
There are 108 pages in this report

PART I

Item 1 - Business
($ in Millions, Except Share Data)

(a) General Description of Business. Old Republic International Corporation is a Chicago-based holding company engaged in the single business of insurance underwriting and related services. It conducts its operations through a number of regulated insurance company subsidiaries organized into two reportable segments: Specialty Insurance (formerly referred to as General Insurance) and Title Insurance. Effective as of year-end 2024, the Company renamed its reportable segment formerly referred to as "General Insurance" to "Specialty Insurance." Management believes this name more appropriately reflects Old Republic's specialty P&C strategy, with 17 underwriting businesses focused on unique niche markets with specialized distribution, underwriting, claims, and risk control models. References herein to such segments apply to the Company's subsidiaries engaged in these respective segments of business. The results of the Republic Financial Indemnity Group (RFIG) Run-off business, previously a reportable segment, are deemed immaterial and reflected within the Corporate & Other caption of this report through the effective date of its sale of May 31, 2024, along with the results of a small life and accident insurance business. Prior period amounts have been reclassified to reflect the change in reportable segments. "Old Republic" or "the Company" refers to Old Republic International Corporation and its subsidiaries as the context requires.

The insurance business is distinguished from most others in that the prices (premiums) charged for most products are set without knowing what the ultimate loss costs will be. The Company also cannot know exactly when claims will be paid, which may be many years after a policy was issued or expired. This casts Old Republic as a risk-taking enterprise managed for the long run. Old Republic therefore conducts its business with a primary focus on achieving favorable underwriting results over cycles, and on maintaining a sound financial condition to support its subsidiaries' long-term obligations to policyholders and their beneficiaries. To achieve these objectives, adherence to insurance risk management principles is stressed, and asset diversification and quality are emphasized. The underwriting principles encompass:

- employing disciplined risk selection, evaluation, and pricing practices to reduce the possibility of adverse risk selection and to mitigate the uncertainty of insurance underwriting outcomes;
- focusing on diversification and spreading of insured risks by geography, distribution, types of insurance coverage, among industries, with competency and proficiency; and
- reducing and mitigating insured exposures through underwriting risk-sharing arrangements with policyholders, and additionally through reinsurance, to manage risk and bring greater efficiencies to capital management.

In addition to income arising from Old Republic's basic underwriting and related services functions, significant investment income is earned from invested funds generated by those functions and from capital required to support the risk of the underlying business. Investment management aims for stability of income from interest and dividends, protection of capital, and for sufficiency of liquidity to meet insurance underwriting and other obligations as they become payable in the future. Securities trading and the realization of capital gains are not primary objectives. The investment philosophy is therefore best characterized as emphasizing value, credit quality, and relatively long-term holding periods. The Company's ability to hold both fixed income and equity securities for long periods of time is enabled by the scheduling of maturities in contemplation of an appropriate matching of assets and liabilities, and by investments in dividend paying, publicly traded, large capitalization, highly liquid equity securities.

In light of the above factors, the Company is managed for the long run and with little regard to quarterly or even annual reporting periods. These time frames are too short. Management believes results are best evaluated by looking at underwriting and overall operating performance trends over 10-year intervals. These likely include one or two economic and/or underwriting cycles. This provides enough time for these cycles to run their course, for premium rate changes and subsequent underwriting results to be reflected in financial statements, and for reserved loss costs to be quantified with greater certainty.

The contributions to consolidated revenues and pretax income and the assets of each Old Republic segment are set forth in the following table. This information should be read in conjunction with the consolidated financial statements, the accompanying footnotes, and "Management Analysis of Financial Position and Results of Operations" appearing elsewhere in this report.

Financial Information Relating to Segments of Business

Revenues (a)

Years Ended December 31:		2024		2023		2022
Specialty Insurance	$	5,400.6	$	4,744.3	$	4,315.6
Title Insurance		2,682.9		2,620.6		3,882.7
Corporate & Other - net (b)		77.9		84.2		86.5
Subtotal		8,161.6		7,449.3		8,284.9
Consolidated investment gains (losses) (a)		69.9		(190.9)		(201.1)
Consolidated	$	8,231.5	$	7,258.3	$	8,083.7

Pretax Income

Years Ended December 31:		2024		2023		2022
Specialty Insurance	$	848.3	$	787.8	$	689.8
Title Insurance		144.1		133.5		308.8
Corporate & Other - net (b)		7.3		16.9		59.9
Subtotal		999.8		938.4		1,058.6
Consolidated investment gains (losses)		69.9		(190.9)		(201.1)
Consolidated	$	1,069.7	$	747.4	$	857.4

Assets

As of December 31:		2024		2023		2022
Specialty Insurance	$	24,563.2	$	22,710.5	$	21,227.9
Title Insurance		1,915.8		1,948.2		2,077.6
Corporate & Other - net (b)		1,363.9		1,842.5		1,853.8
Consolidated	$	27,843.1	$	26,501.4	$	25,159.4

(a) Revenues consist of net premiums, fees, net investment and other income earned. Investment gains (losses), which include unrealized gains (losses) on equity securities, are shown on a consolidated basis because the investment portfolio is managed as a whole.

(b) Corporate & Other includes amounts for the RFIG Run-off business through the effective date of its sale of May 31, 2024, a small life and accident insurance business, the parent holding company, several internal corporate services subsidiaries, and consolidation elimination adjustments.

Consolidated Underwriting Results

The following table reflects premiums and related loss, expense, and combined ratios for the major coverages underwritten in the Company's insurance segments.

Years Ended December 31:	2024	2023	2022
Specialty Insurance:			
Overall Experience:			
Net Premiums Earned	$ 4,677.0	$ 4,119.2	$ 3,808.6
Loss Ratio	64.1 %	62.0 %	62.1 %
Expense Ratio	28.1	28.2	27.4
Combined Ratio	92.2 %	90.2 %	89.5 %
Experience by Major Coverages:			
Commercial Auto:			
Net Premiums Earned	$ 1,961.8	$ 1,689.4	$ 1,505.2
Loss Ratio	72.4 %	71.5 %	66.6 %
Workers' Compensation:			
Net Premiums Earned	$ 836.2	$ 802.2	$ 811.8
Loss Ratio	48.0 %	41.4 %	45.9 %
Property: (a)			
Net Premiums Earned	$ 596.9	$ 473.1	$ 374.0
Loss Ratio	53.2 %	61.0 %	65.4 %
General Liability:			
Net Premiums Earned	$ 363.8	$ 251.8	$ 196.2
Loss Ratio	72.9 %	76.0 %	71.6 %
Financial Indemnity: (b)			
Net Premiums Earned	$ 321.7	$ 347.7	$ 391.7
Loss Ratio	63.9 %	48.2 %	67.0 %
Home and Auto Warranty:			
Net Premiums Earned	$ 315.0	$ 311.4	$ 330.4
Loss Ratio	58.2 %	65.5 %	66.9 %
Other Coverages: (c)			
Net Premiums Earned	$ 281.2	$ 243.3	$ 199.0
Loss Ratio	73.1 %	65.9 %	60.4 %
Title Insurance: (d)			
Net Premiums & Fees Earned	$ 2,619.1	$ 2,562.8	$ 3,833.8
Loss Ratio	1.8 %	1.9 %	2.3 %
Expense Ratio	95.2	95.2	90.9
Combined Ratio	97.0 %	97.1 %	93.2 %
All Coverages Consolidated:			
Net Premiums & Fees Earned	$ 7,310.8	$ 6,707.7	$ 7,675.3
Loss Ratio	41.7 %	38.7 %	31.8 %
Expense Ratio	52.2	53.9	59.2
Combined Ratio	93.9 %	92.6 %	91.0 %

(a) Includes Commercial Multi-Peril and Inland Marine coverages.
(b) Includes Directors & Officers (D&O), Errors & Omissions (E&O), Fidelity, and Surety coverages.
(c) Includes Aviation, Travel Accident, and Accident & Health coverages.
(d) Title loss, expense, and combined ratios are calculated on the basis of combined net premiums and fees earned.

Specialty Insurance

Old Republic's Specialty Insurance segment is best characterized as a commercial lines insurance business with a strong focus on lines of coverages provided to businesses, state and local governments, and other institutions. The Company does not have a meaningful exposure to personal lines insurance such as homeowners and private auto

coverages. Old Republic also focuses on specific sectors of the North American economy, most prominently the transportation, commercial construction, healthcare, education, retail and wholesale trade, forest products, energy, general manufacturing, and financial services industries. In managing the insurance risks it undertakes, the Company employs various underwriting and loss mitigation techniques such as utilization of policy deductibles, captive insurance risk-sharing arrangements, self-insured retentions, retrospective rating and policyholder dividend plans. These underwriting techniques are intended to better correlate premium charges with the ultimate claims experience of individual or groups of insureds and align the Company's interests with those of the insureds.

Over the years, the Specialty Insurance segment's operations have been developed steadily through a combination of internal growth; the establishment of additional subsidiaries focused on specialized coverages, distribution channels and/or industry sectors; and through acquisitions. As a result, this segment has become widely diversified with a business base encompassing the following major insurance coverages:

Accident & Health: Specialized coverages such as employer stop loss, managed care, and ancillary products.

Aviation: Protects the value of aircraft hulls and affords liability coverage for acts that result in injury, loss of life, and property damage to passengers and others on the ground or in the air.

Commercial Auto: Covers vehicles (mostly trucks) used principally in commercial pursuits, including damage to insured vehicles and liabilities incurred by an insured for bodily injury and property damage sustained by third parties.

Commercial Multi-Peril (CMP): Coverage for claims arising from the acts of owners or employees, and protection for the physical assets of businesses.

Commercial Property: Protects an insured's real and personal property from risk of direct physical loss or damage, including subsequent business interruption and expense.

Excess & Surplus: Commercial excess and surplus lines insurance solutions sourced primarily through wholesale distribution channels.

Financial Indemnity: Multiple types of specialty coverages, including most prominently the following:

D&O: Coverage provides for the payment of legal expenses and indemnity settlements for claims made against the directors and officers of corporations from a variety of sources, most typically shareholders.

E&O: Liability policies written for non-medical professional service providers such as lawyers, architects, and consultants, that provide coverage for legal expenses and indemnity settlements for claims alleging breaches of professional standards.

Fidelity: Bonds cover the exposures of financial institutions and commercial and other enterprises for losses of monies or debt and equity securities due to acts of employee dishonesty.

Surety: Bonds are insurance company guarantees of performance by a corporate principal or individual such as for the completion of a building or road project, or payment on various types of contracts.

Home & Auto Warranty: Includes the following types of coverages:

Automobile Extended Warranty: Coverage provided to vehicle owners for certain mechanical or electrical repair or replacement costs after the manufacturer's warranty has expired.

Home Warranty: Provides repair and/or replacement coverage for home systems (e.g. plumbing, heating, and electrical) and designated appliances.

General Liability: Protects against liability of an insured that stems from carelessness, negligence, or failure to act, and results in property damage or personal injury to others.

Inland Marine: Insurance of property in transit over land and of property that is mobile by nature, inclusive of builder's risk coverages which protect structures and materials during construction projects.

Travel Accident: Covers monetary losses arising from trip delay and cancellation for individual insureds.

Workers' Compensation: Purchased by employers to provide insurance for employees' lost wages and medical benefits in the event of work-related injury, disability, or death.

Approximately 94% of Specialty Insurance premiums are produced through independent agency or brokerage channels, while the remaining 6% is obtained through direct production facilities.

Net Premiums Earned

In 2024, Specialty Insurance continued to expand its product capabilities beyond its traditional focus on commercial auto and workers' compensation. Commercial auto remains the Company's largest line of coverage and accounted for 41.9% of Specialty Insurance's consolidated net premiums earned in 2024. Investments in new underwriting subsidiaries have helped grow the Company's presence in non-casualty lines such as property, which now amounts to 12.8% of such totals.

Specialty Insurance net premiums earned increased 13.5% for 2024 driven by a combination of premium rate increases, high renewal retention ratios, and new business production. The growth includes contributions from recently established underwriting subsidiaries, including Old Republic Accident & Health's first premium production coming in the fourth quarter. Premium growth was most pronounced within commercial auto, property, and general liability. Public D&O and transactional risk premiums (included within financial indemnity) declined throughout the year, largely due to market conditions and exiting the transactional risk business that produced $19.4 of net premiums earned in 2024. Commercial auto, general liability, and property continued to achieve strong rate increases, while rate declines continued in public D&O and workers' compensation. Net premiums earned increased 8.2% for 2023 driven by a combination of premium rate increases, high renewal retention ratios, and new business production, including contributions from more recently established underwriting subsidiaries.

Loss Ratios

Variations in loss ratios are typically caused by changes in the frequency and severity of losses incurred, changes in premium rates, the level of audit premium adjustments, and periodic changes in loss and loss adjustment expense reserve estimates. The Company can therefore experience period-to-period volatility in the underwriting results posted for individual coverages. In light of Old Republic's basic underwriting focus in managing its business, a long-term objective has been to dampen this volatility by diversifying coverages offered and industries served.

The loss ratios include loss adjustment expenses and policyholders' dividends, which apply principally to workers' compensation insurance, and are typically a reflection of changes in loss experience from prior years for individual or groups of policies, rather than current year results.

The Specialty Insurance loss ratios are summarized as follows:

	2024	2023	2022
Reported Loss Ratio	64.1 %	62.0 %	62.1 %
Effect of Prior Periods' (Favorable)/Unfavorable Loss Reserve Development	(2.3)	(5.7)	(5.1)
Loss Ratio Excluding Prior Periods' Loss Reserve Development	66.4 %	67.7 %	67.2 %

Overall, the loss ratios for Specialty Insurance in 2024 were within expectations despite the lower favorable loss reserve development from prior periods when compared to the historically high levels experienced in 2023 and 2022.

Net favorable reserve development came primarily from:

- workers' compensation (favorable development predominantly from accident years 2012-2019, partially offset by unfavorable development predominantly from years prior to 2011, 2022, and 2023);
- commercial auto (favorable development predominantly from accident years 2017-2022, partially offset by unfavorable development from 2023); and
- property, which includes commercial multi-peril (favorable development predominantly from accident years 2016-2019 and 2023).

Net unfavorable reserve development came primarily from:

- general liability, which includes excess coverages, at a relatively consistent level with 2023; and
- transactional risk (included within financial indemnity), which is a small component of the professional liability business (approximately $19.4 of premium in 2024) and is a low frequency, high severity product.

Changes in estimated claim costs reflect continually evolving pricing and risk selection together with variability in loss severity and frequency trends. Changes in commercial auto loss ratios are primarily due to fluctuations in claim severity. Loss ratios for workers' compensation and general liability insurance can reflect greater variability due to chance events in any one year and estimated provisions for loss costs not recoverable from assuming reinsurers that may experience financial difficulties. Additionally, workers' compensation claim costs in particular have been impacted by lower frequency and are subject to a variety of underwriting techniques such as the use of captive reinsurance retentions, retrospective premium plans, self-insured and high deductible insurance programs that are intended to mitigate claim costs over time. Loss ratios for general liability coverages tend to be highly volatile year to year due to the impact of changes in claim emergence and severity of legacy asbestosis and environmental (A&E) claims exposures.

Loss Reserves

The Company's property and casualty insurance subsidiaries establish loss reserves that consist of estimates to settle: a) reported (known) claims; b) claims which have been incurred as of each balance sheet date but have not yet been reported (IBNR) to the insurance subsidiaries; c) direct costs (fees and costs which are allocable to individual claims); and d) indirect costs (such as salaries and rent applicable to the overall management of claim departments) to administer known and IBNR claims. Such loss reserves, except as to classification in the consolidated balance sheets as to gross and reinsured portions, are reported for financial and regulatory reporting purposes at amounts that are substantially the same.

The establishment of loss reserves by the Company's insurance subsidiaries is a reasonably complex and dynamic process influenced by a large variety of factors. These factors principally include past experience applicable to the anticipated costs of various types of claims; continually evolving and changing legal theories from the judicial system; recurring accounting, statistical, and actuarial studies; the professional experience and expertise of the Company's claim departments' personnel, attorneys, and independent claim adjusters; ongoing changes in claim frequency or severity patterns such as those caused by natural disasters, illnesses, accidents, work-related injuries; and changes in general and industry-specific economic conditions. Consequently, the reserves established are a reflection of: the opinions of a large number of persons; the application and interpretation of historical precedent and trends; expectations as to future developments; and management's judgment in interpreting all such factors. At any point in time, the Company is exposed to the possibility of higher or lower than anticipated loss costs due to all of these factors, and to the evolution, interpretation, and expansion of tort law, as well as the effects of unexpected jury verdicts.

In establishing loss reserves, the potential increase in future loss settlement costs caused by inflation is considered along with the many other factors cited above. Reserves are generally set to provide for the ultimate cost of all claims. With regard to certain workers' compensation reserves, however, the ultimate cost of long-term disability type claims is typically discounted to present value based on interest rates generally ranging from 3.0% to 3.5%.

Management believes that its overall reserving practices have been consistently applied over many years, and that its aggregate net reserves have generally resulted in reasonable approximations of the ultimate net costs of losses incurred. However, no representation is made nor is any guaranty given that ultimate net losses and related costs will not develop in future years to be significantly greater or lower than currently established reserve estimates.

Federal Black Lung Regulations

The Federal Department of Labor revised the Federal Black Lung Program regulations in both 2001 and 2010. The revisions reflect more lenient standards that can potentially benefit claimants. Claims filed or refiled pursuant to these revised regulations initially increased immediately following the passing of both sets of regulations, but have been gradually decreasing since.

The majority of pending claims against Old Republic pertain to business underwritten through loss sharing programs that permit the charge of additional or refund of return premiums to wholly or partially offset changes in estimated claim costs, or to business underwritten as a service carrier on behalf of various industry-wide involuntary market (i.e. assigned risk) pools. A smaller portion pertains to business produced on a traditional risk transfer basis.

A&E Reserves

Old Republic's reserve estimates also include provisions for indemnity and settlement costs for various A&E claims that have been filed in the normal course of business against a number of its insurance subsidiaries. Many such claims relate to policies incepting prior to 1985, including those issued during a short period between 1981 and 1982 pursuant to an agency agreement canceled in 1982. Over the years, the Company's property and casualty insurance subsidiaries have typically issued general liability insurance policies with face amounts ranging between $1.0 and $2.0 and rarely exceeding $10.0. Such policies have, in turn, been subject to reinsurance cessions which have typically reduced the subsidiaries' net retentions to $0.5 or less as to each claim.

Old Republic's exposure to A&E claims cannot, however, be calculated by conventional insurance reserving methods for a variety of reasons, including: a) the absence of statistically valid data because such claims generally involve long reporting delays and very often uncertainty as to the number and identity of insureds against whom such claims have arisen or will arise; and b) the litigation history of such or similar claims. Inconsistent court decisions stem from such questions as: when an alleged loss occurred, which policies provide coverage, how a loss is to be allocated among potentially responsible insureds and/or their insurance carriers, how policy coverage exclusions are to be interpreted, what types of environmental impairment or toxic tort claims are covered, when the insurer's duty to defend is triggered, how policy limits are to be calculated, and whether clean-up costs constitute property damage.

Over time, the Executive Branch and/or the Congress of the United States have proposed or considered changes in the legislation and rules affecting the determination of liability for A&E claims. As of December 31, 2024, however, there is no solid evidence to suggest that possible future changes might mitigate or reduce some or all of these claim exposures. Because of the above issues and uncertainties, estimation of reserves for losses and allocated loss adjustment expenses for A&E claims in particular is much more difficult to quantify with a high degree of precision. Accordingly, no representation can be made that the Company's reserves for such claims and related costs will not prove to be overstated or understated in the future.

Reinsurance and Retrospective Arrangements

In order to maintain premium production within its capacity and limit maximum losses for which it might become liable under its policies, Old Republic, as is common practice in the insurance industry, may cede a portion or all of its premiums and related liabilities on certain classes of insurance, individual policies, or blocks of business to other insurers and reinsurers. Although the ceding of insurance does not ordinarily discharge an insurer from its direct liability to a policyholder, it is industry practice to establish the reinsured part of risks as the liability of the reinsurer. Old Republic also employs retrospective premium and a large variety of risk-sharing procedures and arrangements for parts of its business in order to reduce underwriting losses for which it might become liable under insurance policies it issues, and to afford its customers or producers a degree of participation in the risks and rewards associated with such business. Under retrospective arrangements, Old Republic collects additional premiums if losses are greater than originally anticipated and refunds a portion of original premiums if loss costs are lower. Pursuant to risk-sharing arrangements, the Company adjusts production costs or premiums to likewise reflect deviations from originally expected loss costs. The amount of premium, production costs and other adjustments which may be made is either limited or unlimited depending on the Company's evaluation of risks and related contractual arrangements.

Title Insurance

Title Insurance's business consists primarily of the issuance of policies to real estate purchasers and investors based upon searches of the public records that contain information concerning interests in real property. The policies insure against losses arising out of defects, liens, and encumbrances affecting the insured title and not excluded or excepted from the coverage of the policy. For the year ended December 31, 2024, 23.0% of the Company's consolidated title premium and fee revenues stemmed from direct operations (which include branch offices of its title insurers and wholly-owned agency subsidiaries of the Company), while the remaining 77.0% emanated from independent title agents.

There are two basic types of title insurance policies issued by the Company: lenders' policies and owners' policies. Both are issued for a one-time premium. Most mortgages made in the United States are extended by mortgage bankers, savings and commercial banks, state and federal agencies, and life insurance companies. These financial institutions secure title insurance policies to protect their mortgagees' interest in the real property. This protection remains in effect for as long as the mortgagee has an interest in the property. A separate title insurance policy may be issued to the owner of the real estate. An owner's policy of title insurance protects an owner's interest in the title to the property.

In connection with its Title Insurance operations, Old Republic also provides escrow closing and construction disbursement services, as well as real estate information products, national default management services, and a variety of other services pertaining to real estate transfers and loan transactions. As lenders and the title insurance industry transition into the evolving digital landscape, Old Republic believes it is well positioned with technology and business process innovations to remain competitive in the market.

Net Premiums and Fees Earned

The premiums charged for the issuance of title insurance policies vary with the policy amount and the type of policy issued. The premium is collected in full when the real estate transaction is closed, with there being no recurring fee thereafter. Premiums charged on subsequent policies on the same property, typically related to refinancing, may be reduced depending generally upon the time elapsed between issuance of the previous policies and the nature of the transactions for which the policies are issued. Most of the charge to the customer relates to title services rendered in conjunction with the issuance of a policy rather than to the possibility of loss due to risks insured against. Accordingly, the cost of services performed by a title insurer relates for the most part to the prevention of loss rather than to the assumption of the risk of loss. Loss costs that do occur result primarily from title search and examination mistakes, fraud, forgery, incapacity, missing heirs, and escrow processing errors.

Title Insurance's premium and fee revenue is closely related to the level of activity in the real estate market. The volume of real estate activity is affected by the availability and cost of financing, population growth, family movements, and other socio-economic factors. Also, the title insurance business is seasonal. During the winter months, new building activity is reduced and, accordingly, the Company produces less title insurance business relative to new construction during such months than during the rest of the year. The most important factors, insofar as Old Republic's title business is concerned, however, are the rates of activity in the resale and refinance markets for residential properties and more recently, growth in commercial title business.

Title Insurance net premiums and fees earned increased 2.2% in 2024. Directly produced revenues grew while agency produced revenues, which are reported on a lag, came in relatively flat for 2024. Commercial premiums were generally flat and represented approximately 22% of net premiums earned in both 2024 and 2023. For 2023, net premiums and fees earned decreased by 33.2%. Both directly produced and agency produced revenues declined, driven by a continued drop in mortgage originations attributable to higher mortgage interest rates.

Loss Ratios

Title Insurance loss ratios have remained in the low single digits for a number of years due to a continuation of favorable trends in claims frequency and severity. Favorable developments of reserves established in prior years continued to reduce the loss ratios for the periods shown in the following table:

	2024	2023	2022
Reported Loss Ratio	1.8 %	1.9 %	2.3 %
Effect of Prior Periods' (Favorable)/Unfavorable Loss Reserve Development	(1.6)	(1.8)	(1.3)
Loss Ratio Excluding Prior Periods' Loss Reserve Development	3.4 %	3.7 %	3.6 %

The favorable development in 2024, primarily from accident years 2018-2021, was partially offset by unfavorable development from years prior to 2014.

Corporate & Other

Corporate & Other operations includes the RFIG Run-off business through the effective date of its sale of May 31, 2024, a small life and accident insurance business, the parent holding company, and several internal corporate services subsidiaries that perform cash and investment management, payroll, administrative, information technology, and marketing services. The life and accident business registered net premium revenues of $8.9, $9.1, and $9.6 in 2024, 2023, and 2022, respectively. Life and accident business is conducted in both the United States and Canada and consists mostly of limited product offerings sold through financial intermediaries such as travel agents and marketing channels that are also utilized in some of Old Republic's Specialty Insurance operations. Production of term life insurance, accounting for net premiums earned of $3.5, $3.8, and $3.9 in 2024, 2023, and 2022, respectively, was terminated and placed in run-off as of year-end 2004.

(b) Marketing. The personal contacts, relationships, reputations, and intellectual capital of Old Republic's key executives and other associates responsible for the production of business are vital elements in obtaining and retaining much of its business. Many of the Company's customers produce large amounts of premiums and fees and therefore warrant substantial levels of attention and involvement by these persons. In this respect, Old Republic's mode of operation relies on the marketing, underwriting, and management skills of relatively few key people for large parts of its business.

At least one insurance legal entity of the Old Republic Specialty Insurance segment is licensed to do business in each of the 50 states, the District of Columbia, Puerto Rico, Virgin Islands, Guam, and each of the Canadian provinces. Title Insurance subsidiaries are licensed to do business in 50 states, the District of Columbia and Guam. Consolidated direct premium volume distributed among the various geographical regions shown was as follows for the past three years:

Geographical Distribution of Consolidated Direct Premiums Written

	2024 (a)	2023	2022
United States:			
Northeast	11.5 %	11.3 %	11.9 %
Mid-Atlantic	7.0	7.0	7.5
Southeast	22.2	22.2	23.1
East North Central	11.2	11.4	10.6
West North Central	9.5	9.8	9.1
Mountain	7.9	8.0	8.6
Western	14.5	14.6	14.5
Southwest	14.0	13.0	12.3
Foreign (Principally Canada)	2.2	2.7	2.4
Total	100.0 %	100.0 %	100.0 %

_____

(a) Excludes immaterial amounts related to the RFIG Run-off business during 2024 through the effective date of its sale of May 31, 2024.

Commercial coverages underwritten for business enterprises and public entities are marketed primarily through independent insurance agents and brokers with the assistance of Old Republic's trained sales, underwriting, actuarial, and loss control personnel. No single source accounted for over 10% of Old Republic's premium volume in 2024.

A substantial portion of the Company's Title Insurance business is referred by title insurance agents, builders, lending institutions, real estate developers, realtors, and lawyers. Title insurance and related real estate settlement products are sold through 271 Company branch offices and owned agency subsidiaries of the Company in all 50 states and the District of Columbia. Policies are also issued through independent title agents (not themselves title insurers) pursuant to underwriting agreements. These agreements generally provide that the agent may cause title policies of the Company to be issued, and the Company is responsible under such policies for any payments to the insured. Issuing agents are authorized to issue commitments and title insurance policies based on their own search and examination, or on the basis of abstracts and opinions of approved attorneys. Typically, the agent deducts the major portion of the title insurance charge to the customer as its commission for services. During 2024, 77.0% of Title Insurance premiums and fees were accounted for by policies issued by independent title agents.

(c) Competition. The insurance business is highly competitive and Old Republic competes with many stockholder-owned and mutual insurance companies. Many of these competitors offer more insurance coverages and have substantially greater financial resources than the Company. The rates charged for many of the insurance coverages in which the Company specializes, such as workers' compensation insurance, other property and liability insurance, and title insurance, are primarily regulated by the states. The basic methods of competition available to Old Republic, aside from rates, are service to customers, expertise in tailoring insurance programs to the specific needs of its clients, efficiency and flexibility of operations, personal involvement by its key executives, and, as to title insurance, accuracy and timely delivery of evidences of title issued.

The Company believes its experience and expertise have enabled it to develop a variety of specialized insurance programs and related services for its customers, and to secure state insurance departments' approval of these programs.

(d) Investments. In common with other insurance organizations, Old Republic invests most of its capital and operating funds in income producing securities. Investments held within regulated entities must comply with applicable insurance laws and regulations. These laws and regulations prescribe the nature, form, quality, and relative amounts of investments that may be made by insurance companies. Generally, these laws and regulations permit insurance companies to invest within varying limitations in state, municipal and federal government obligations, corporate debt, preferred and common stocks, certain types of real estate, and first mortgage loans. Old Republic's investment policy is to acquire and retain primarily investment grade, publicly traded, fixed income securities, and dividend paying, publicly traded, large capitalization, highly liquid equity securities.

The investment policy is also influenced by the terms of the insurance coverages written by the Company, by its expectations as to the timing of claim and benefit payments, and by income tax considerations. As a consequence of all these factors, the Company's investment portfolio is directed in consideration of enterprise-wide risk management objectives, intended to ensure solid funding of the Company's insurance underwriting subsidiaries' obligations to policyholders and their beneficiaries, as well as the long-term stability of the subsidiaries' capital base. For these reasons, the investment portfolio has extremely limited exposure to high risk or illiquid asset classes such as limited partnerships, derivatives, hedge funds, or private equity investments. In addition, the Company does not engage in hedging or securities lending transactions, nor does it invest in securities with values predicated on non-regulated financial instruments with unfunded counter-party risk attributes. Pursuant to the Company's enterprise risk management guidelines and controls, it performs regular stress tests of its investment portfolio to gain reasonable assurance that periodic downdrafts in market prices do not seriously undermine the financial strength and the long-term continuity and prospects of the insurance underwriting subsidiaries.

(e) Government Regulation. In common with all insurance companies, Old Republic's insurance subsidiaries are subject to the regulation and supervision of the jurisdictions in which they do business. The method of such regulation varies, but generally regulation has been delegated to state insurance commissioners. The state insurance commissioners are granted broad administrative powers relating to: the licensing of insurers and their agents; the nature of and limitations on investments; approval of policy forms; reserve requirements; and trade practices. In addition to these types of regulation, many classes of insurance, including most of the Company's insurance coverages, are subject to rate regulations which require that rates be reasonable, adequate, and not unfairly discriminatory.

Most states have also enacted insurance holding company laws which require registration and periodic reporting by insurance companies controlled by other corporations licensed to transact business within their respective jurisdictions. Old Republic's insurance subsidiaries are subject to such legislation and are registered as controlled insurers in those jurisdictions in which such registration is required. Such legislation varies from state to state but typically requires periodic disclosure concerning the corporation that controls the registered insurers, or ultimate holding company, and all subsidiaries of the ultimate holding company, and prior approval of certain intercorporate transfers of assets (including payments of dividends in excess of specified amounts by the insurance subsidiary) within the holding company system.

Each state has established minimum capital and surplus requirements to conduct insurance business. At December 31, 2024, each of the Company's insurance subsidiaries exceeded the minimum statutory capital and surplus requirements.

U.S. Privacy and Cybersecurity

The Company is subject to U.S. federal and state laws and regulations that require financial institutions, insurance companies, and other businesses to protect the security, confidentiality, and integrity of personal information and to provide notice of their practices relating to the collection and disclosure of personal information. Various state insurance privacy laws and regulations, enacted to implement the privacy requirements of the federal Gramm-Leach-Bliley Act of 1999 (GLBA), impose restrictions on the Company's ability to collect and share consumer personal information and require notices and disclosures to consumers.

To the extent that the Company collects and processes personal information about California residents that is not subject to the privacy restrictions and requirements of the GLBA, the California Consumer Privacy Act and the California Privacy Rights Act provide such California residents certain rights concerning such personal information and have imposed corresponding obligations and disclosure requirements on the Company. Similar comprehensive privacy laws have and will continue to become effective in other states in which the Company operates; however, to date all other state comprehensive privacy laws have exempted (i) financial institutions subject to the GLBA, or in the case of two states, licensed insurance companies and certain other businesses, (ii) personal information collected subject to the GLBA, (iii) personal information related to personnel, and (iv) business-to-business contact information.

Cybersecurity requirements specific to the insurance industry to which the Company is subject have been adopted by the New York Department of Financial Services (the "NY DFS"), and 26 other states have adopted requirements based on the Insurance Data Security Model Law promulgated by the National Association of Insurance Commissioners. These requirements are intended to protect the information of the Company's customers, and its own information systems. Additional states are expected to adopt similar requirements, and various states also impose more general requirements to protect personal information. In 2023, the NY DFS adopted amendments to its Cybersecurity Regulation, imposing heightened cybersecurity requirements on licensees such as the Company's insurance company subsidiaries, including prompt notification for ransomware, payment of extortion, and certain other events.

The Company is also subject to U.S. federal and state laws and regulations requiring notification to affected individuals and regulatory agencies of security breaches, and requiring the Company to file a Form 8-K with the Securities and Exchange Commission (SEC) within four business days after determining that a cybersecurity event is material. Refer to Item 1C - Cybersecurity for additional discussion.

Privacy and cybersecurity laws and regulations in the U.S. are evolving and subject to continual change.

(f) Employees. Old Republic's approximately 9,400 associates — the Company's human and intellectual capital — form a key stakeholder group and a most important resource for managing the Company's business. Creating the most appropriate culture and offering professional opportunities are the primary goals of Old Republic's human capital management. There is significant competition for talent in the insurance industry and the Company's ability to recruit, retain, and develop its associates is a key driver for its long-term success.

As with many elements of the Company's business, the first and primary level of human capital management occurs in the Company's operating subsidiaries. This approach reflects the different needs and expectations of each operating subsidiary based on the industry specialization, lines of business, and geographical location of each subsidiary. In addition, the flexibility of this approach to human capital management benefits the entire enterprise and leads to the identification of methods and solutions that can eventually be applied across the entire business.

At the holding company level, Old Republic emphasizes its corporate culture and coordinates the compensation and benefits philosophy that applies to all operating subsidiaries. Old Republic's culture is one that focuses on managing the business in the best interest of its shareholders and key stakeholders, including associates. The long-term success of Old Republic's associates means:

- Training and Development – Investment in associates means investment in the business. Old Republic offers many training opportunities, including professional certifications, mentoring programs, and leadership training.
- Engagement – Old Republic believes that an engaged workforce will be a successful workforce. The Company seeks to create and maintain engaged associates by offering opportunities to interact with industry, professional, charitable, and community organizations.
- Planning Ahead – Offering the right compensation and benefit packages and meaningful opportunities to invest in retirement gives Old Republic associates the opportunity to plan ahead.

(g) Website access. The Company files various reports with the SEC, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (Exchange Act). The Company's reports are available by visiting the SEC's website (https://www.sec.gov) and accessing its EDGAR database to view or print copies of the electronic versions of the Company's reports. Additionally, the Company's reports can be obtained, free of charge, by visiting its website (https://www.oldrepublic.com), selecting *Investors* then *Financials* to view or print copies of the electronic versions of the Company's SEC and other reports. The contents of the Company's website are not intended to be, nor should they be considered, incorporated by reference in any of the reports the Company files with the SEC.

Item 1A - Risk Factors

In evaluating the Company, the factors described below should be considered carefully. The occurrence or reoccurrence of one or more of these events could significantly and adversely affect the Company's business, financial condition, and results of operations.

RISKS RELATING TO OLD REPUBLIC AND ITS BUSINESSES

Old Republic's loss reserves are based on estimates, and if these prove to be inadequate to cover its actual insured losses, Old Republic's business, financial condition, and results of operations could be adversely affected.

To recognize liabilities for anticipated policy losses, the Company establishes reserves as balance sheet liabilities representing its best estimate of amounts needed to pay reported and unreported losses and the related loss adjustment expenses. It is not possible to calculate precisely what these liabilities will amount to in advance and, accordingly, the reserves represent a best estimate at a point in time. Estimating loss reserves is a difficult, complex, and inherently uncertain process involving many variables and subjective judgments. These estimates are based upon known historical loss data, assumptions, and expectations of future trends in claim frequency and severity, changes in legal, regulatory and litigation environments, and inflation and other economic considerations.

Moreover, for long-tail coverages which generally include workers' compensation, commercial auto liability, general liability, errors and omissions (E&O) and directors' and officers' (D&O) liability, as well as title insurance, significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to the Company, and the payment of that loss. The length of time required to ultimately settle long-tailed claims and the costs associated with resolving these claims, coupled with uncertain and sometimes variable judicial rulings on coverage and policy allocation issues, along with the possibility of legislative actions, makes reserving for these exposures highly uncertain and creates a risk of possibly adverse developments in both known and yet unknown claims.

As a result of these uncertainties, the ultimate paid loss and loss adjustment expense may deviate, perhaps substantially, from the point-in-time estimates of such losses and expenses, as reflected in the loss reserves included in the Company's consolidated financial statements. For example, for the years ended December 31, 2024, 2023, and 2022, the Company experienced consolidated favorable development of reserves for losses and loss adjustment expenses incurred in prior years of $151.9, $305.8, and $282.6, respectively, which had a positive effect on consolidated results of operations in those periods. To the extent that loss and loss adjustment expenses exceed initial estimates, the Company's policy is to immediately recognize the less favorable experience and increase loss reserves, with a corresponding reduction in net income in the period in which the unfavorable development is identified.

If the Company is unable to accurately underwrite risks and charge competitive yet profitable rates to its policyholders and customers, the Company's business, financial condition, and results of operations could be materially and adversely affected.

In general, the premiums for the Company's insurance policies are established at the time a policy is issued and, therefore, before all of the underlying liabilities and costs associated with the policy are known. Like other insurance companies, Old Republic relies on estimates and assumptions in setting premium rates. Establishing adequate premiums is necessary to generate sufficient revenue to offset losses, loss adjustment expenses and other underwriting costs and to earn an underwriting profit. If the Company does not accurately assess and underwrite the risks it assumes, it may not charge adequate premiums to cover its losses and expenses, which would adversely affect the Company's financial condition and results of operations. Alternatively, the Company could set its premiums too high, which could reduce its competitiveness and lead to lower revenues.

Pricing involves the acquisition and analysis of historical loss data, and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of the Company's products. In order to accurately price its policies, the Company:

- collects and analyzes a substantial volume of data from its insureds;
- develops, tests, and applies appropriate projections and rating formulas;
- closely monitors and recognizes changes in trends timely; and
- seeks to project expected losses for its insureds with reasonable accuracy.

The Company seeks to implement its pricing accurately in accordance with its assumptions, available data, and analysis of that data. Given the uncertainties generally inherent in estimates and assumptions, the Company's ability to undertake these efforts successfully and, as a result, accurately price its policies, is not free from risk.

If the Company is unable to realize its investment objectives, its financial condition and results of operations may be adversely affected.

Investment income is an important component of the Company's net income and one of its primary sources of cash flow to support operations. As of December 31, 2024, the consolidated investment portfolio reflected an allocation of approximately 84% to fixed income (bonds and notes) and short-term investments, and 16% to equity securities (common and preferred stocks). For the years ended December 31, 2024, 2023, and 2022, the Company reported $673.1, $578.3, and $459.5 of net investment income, respectively.

The Company's entire investment portfolio is subject to market-wide risks and fluctuations inherent in the financial markets, including but not limited to, inflation, regulatory changes, inactive capital markets, governmental and social stability, economic outlooks, unemployment, financial industry events, and recession, as well as to risks inherent in particular securities. Changing or unprecedented market conditions could decrease liquidity and materially impact the future valuation of fixed income and equity securities in the investment portfolio.

In structuring its investment portfolio, the Company seeks to align its policyholder obligations and the maturity of its fixed income portfolio. As a result of either an unexpected increase in policyholder obligations (e.g. because of an underestimate in reserves) or a short fall in funds available (e.g. because of a default in a fixed income investment), the Company could have difficulty in meeting its obligations. In this case, the Company could be forced to liquidate its investments before their maturity or under adverse market conditions to obtain the funds necessary to meet its obligations. This could result in unexpected losses in the portfolio. Additionally, the Company may be forced to change its investments or investment policies depending upon regulatory, economic and market conditions, thus affecting the existing or anticipated financial condition and operating needs, including the tax position, of its business. In such circumstances, the Company's investment objectives may not be achieved, and its financial condition and results of operations may be adversely affected.

Losses due to nonperformance or defaults by counterparties can have a material adverse effect on the Company's profitability or sources of liquidity.

The Company has credit risk with counterparties associated with investments, premiums receivable, and reinsurance recoverables. The Company's subsidiaries have significant business relationships with financial institutions, particularly national banks. To secure the obligations of the insureds and certain reinsurers, the insurance subsidiaries are often the beneficiaries of a significant amount of security in the form of letters of credit, trust funds, and pledged investments. Other banks serve as depositories holding large sums of money in escrow accounts established by the Company's Title Insurance subsidiaries. Accordingly, there is a risk of concentrated financial exposure in one or more such commercial banking institutions. These counterparties may default on their obligations to the Company due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud, government intervention and other reasons. If any of these institutions fail or are unable to honor their credit obligations, or if escrowed funds become lost or tied up due to the failure of a bank, the result could have a materially adverse effect on the Company's business, results of operations, and financial condition.

The Company is also exposed to credit risk with its reinsurers. Reinsurance does not discharge the Company's insurance subsidiaries of their obligations under the insurance policies they write. The Company's insurance subsidiaries remain liable to policyholders even if they are unable to make recoveries that they believe they are entitled to receive under their reinsurance contracts. With respect to long-tail coverages, the creditworthiness of the Company's reinsurers may change before it can recover amounts to which it is entitled. If a reinsurer is unable to meet any of its obligations to the Company, the Company would be responsible for all loss and loss adjustment expenses for which it would have otherwise received payment from the reinsurer. If the Company is unable to collect amounts recoverable from reinsurers, its business, financial condition, and results of operations would be adversely affected.

The Company's status as a holding company with no direct operations could adversely affect its liquidity and its ability to service debt and pay dividends.

Old Republic is an insurance holding company that transacts business solely through its operating subsidiaries. Old Republic's primary assets are the investments in these operating subsidiaries, and substantially all of the Company's assets consist of those used for the business conducted by its insurance subsidiaries. Old Republic relies upon dividends and interest from these subsidiaries in order to pay the interest and principal on its debt obligations, dividends to shareholders, and corporate expenses.

The payment of dividends by the Company's insurance subsidiaries is restricted by state insurance laws or subject to approval of the insurance regulatory authorities in the jurisdictions in which the subsidiaries are domiciled. These authorities recognize only statutory accounting practices for determining financial position, results of operations, and the ability of an insurer to pay dividends to its shareholders. The specific rules governing the payment of dividends by the Company's insurance subsidiaries vary from jurisdiction to jurisdiction. The Company's insurance subsidiaries are domiciled in many different jurisdictions. Generally, the insurance subsidiaries are prohibited from paying dividends to the holding company in excess of either the greater or lesser of (depending upon the state involved) 10% of statutory surplus or a portion of statutory net income without the prior approval of the applicable insurance regulatory authority. Dividends declared during the fiscal years ended December 31, 2024, 2023, and 2022 to the holding company by its subsidiaries amounted to $645.7, $673.3, and $614.6, respectively. There can be no assurance that the Company's subsidiaries will be able to continue to pay such dividends to the Company in the future. If the Company's subsidiaries are unable to pay dividends to the holding company in amounts necessary to satisfy existing obligations, the Company's ability to service its debt and pay dividends to its shareholders would be adversely affected.

Old Republic may not be able to maintain paying dividends at current rates, or at all.

Old Republic has a long history of paying regular quarterly dividends and in recent years has paid special dividends. Any determination to pay either type of dividend to the Company's stockholders in the future will be at the discretion of the Board of Directors and will depend on the Company's results of operations, financial condition, and other factors deemed relevant by the Board of Directors. Old Republic's ability to pay dividends depends largely on the Company's subsidiaries' earnings and operating capital requirements, and is subject to regulatory and other constraints of the subsidiaries, including the effect of any such dividends or distributions on the AM Best rating or other ratings of the insurance subsidiaries. In addition, the Company may choose to retain capital to support growth or further mitigate risk, instead of returning excess capital to its shareholders. As a result, there can be no assurance that Old Republic will be able to maintain paying dividends as it has in the past.

Technology, security breaches or failures, including cybersecurity incidents, and emerging types of artificial intelligence (AI) could disrupt the Company's operations, result in financial losses, the loss of critical and confidential information, or expose the Company to additional liabilities, which could adversely affect its reputation and results of operations.

The Company depends upon technology-based information systems to conduct business. The Company uses computer systems and other electronic information resources, including both proprietary and third-party technology systems and tools, to process, transmit, receive, and store certain personal, confidential, and proprietary information; to communicate with customers, service providers and other third parties by email and other electronic means; and perform various business operations, including transferring significant amounts of funds using electronic means.

The Company's systems and processes have been, and will likely remain, subject to cyber-attacks and other intrusions. These attacks are occurring with greater frequency and sophistication, and include malware and computer virus attacks, ransomware, unauthorized access, misuse, denial-of-service attacks, system failures and disruptions. A future breach of the Company's systems or the systems of a third-party vendor or services provider could disrupt the Company's ability to conduct business operations. During such an event, systems may be inaccessible to employees, customers, or business partners for an extended period of time and employees may be unable to perform their duties. These attacks could expose the Company to substantial costs and negative consequences, including the loss of funds, costs of investigation and remediation, lost revenues, and reputational damage.

In addition, the email and computer systems used by the Company, its service providers, and agents for the transfer of funds have been subject to fraudulent spoofing attacks. In some cases, unauthorized access or fraudulent attacks have not been immediately detected, thereby increasing the severity of the incident. Funds transferred to a fraudulent recipient are not always recoverable and the Company may be liable for those unrecovered funds. Losses resulting from unrecovered funds could result in a material adverse effect on the Company's financial condition and results of operations.

Old Republic regularly monitors its networks, infrastructure and procedures in an effort to prevent, detect, address, and mitigate these risks. There is no assurance that the Company's security procedures will provide fully effective protection from such events. A cyber incident or fraud attack could have a material adverse effect on the Company's business, financial condition, and results of operations.

Furthermore, Old Republic's businesses must comply with laws and regulations enacted by U.S. federal and state governments, as well as laws enacted by various regulatory organizations or exchanges relating to the privacy and security of the information of clients, employees, or others. These laws and regulations are increasing in complexity and number, change frequently, and sometimes conflict. The compromise of personal, confidential, or proprietary information could expose the Company to liability under federal and state laws, subject it to litigation and investigations, and result in reputational harm, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

The use by businesses, including the Company, of AI and machine learning technologies such as generative AI continues to develop with increasing complexity and changes in the nature of technology. Laws and regulations related to AI are evolving, and there is uncertainty as to potential adoption of new laws and regulations and the application of existing laws and regulations to the use of AI. Old Republic's businesses must comply with laws and regulations enacted by U.S. federal and state governments, as well as laws enacted by various regulatory organizations or exchanges relating to the use of AI. Certain decisions made by Old Republic's businesses using AI must comply with the legal and regulatory standards that apply to these decisions, including unfair trade practice laws. These standards require, at a minimum, that decisions made by Old Republic's businesses are not inaccurate, arbitrary, capricious, or unfairly discriminatory. Compliance with these standards is required regardless of the tools and methods Old Republic uses to make such decisions. In the absence of proper controls, AI has the potential to increase the risk of inaccurate, arbitrary, capricious, or unfairly discriminatory outcomes for consumers. The changing legislative and regulatory environment, an inability to develop appropriate governance and controls, or a lack of internal product or engineering expertise could lead to adverse consequences and subject the Company to competitive harm, legal liability, heightened regulatory scrutiny, and brand or reputational harm.

The Company may suffer losses from litigation, which could materially and adversely affect its financial condition and business operations.

Like other large insurance companies, Old Republic continually faces risks associated with litigation of various types, including claims litigation arising in the ordinary course, corporate litigation, and disputes relating to bad faith allegations. Any of this litigation could result in the Company incurring losses in excess of policy limits. The Company typically is a party to a variety of litigation matters throughout the year. Litigation is subject to inherent uncertainties, and if there were an outcome unfavorable to the Company, there exists the possibility of a material adverse impact on its results of operations and financial position in the period in which the outcome occurs. Even if an unfavorable outcome does not materialize, the Company still may face substantial expense and disruption associated with the litigation.

The Company competes with a large number of companies in the insurance industry for premium revenues.

Each of the Company's lines of continuing insurance business is highly competitive and is likely to remain so for the foreseeable future. The Company faces competition from insurance companies, underwriting agencies and intermediaries, as well as diversified financial services companies that are significantly larger than the Company and that have significantly greater financial, marketing, management, and other resources. The Company may also face competition from new sources of capital such as institutional investors seeking access to the insurance market, sometimes referred to as alternative capital, which may depress pricing or limit the Company's opportunities to write business. The emergence of Insurtech companies and other companies that may seek to write business without the appropriate regard for risk and profitability may lead to increased competition for premiums. All of these increases in competition threaten to reduce demand for the Company's insurance products, reduce its market share and growth prospects, and potentially reduce the Company's premium revenues and profitability.

If the Company's investments in new underwriting subsidiaries are unsuccessful, the Company's expectations for top- and bottom-line growth may not be met.

A significant component of the Company's growth strategy includes the successful investment in new specialized insurance businesses focused on specialty niches. The Company makes upfront investments to build these new ventures and additional expenditures are required to support them as they seek to grow to scale. These new underwriting subsidiaries may not meet the Company's growth and profitability targets, and given the start-up nature of these new businesses, there is a risk that the Company could suffer the loss of all or a significant portion of its capital investments.

In addition, these new businesses are exposed to risks and challenges that could cause the Company's overall growth projections to differ materially from expectations. These risks include, but are not limited to: the loss of one or more key employees, challenges in building new information technology (IT) systems and/or integrating new systems with existing IT systems, and difficulty in underwriting and managing exposures to new products and new markets, which may change the Company's overall risk exposure. In addition, changing market conditions in these new business lines could also lead to growth and profitability expectations not being met. These challenges could negatively impact the Company's results in the near term, and if the investment in these subsidiaries is not successful, the Company's results of operations and financial condition could be materially and adversely affected.

If the Company is unable to keep pace with the technological advancements in the insurance industry, its ability to compete effectively could be impaired.

The Company's operations rely upon complex and expensive IT systems for interacting with policyholders, brokers, and other business partners. The pace at which IT systems must be upgraded is continually increasing, requiring an ongoing commitment of significant resources to maintain or upgrade to current standards. Many of the Company's operating subsidiaries maintain separate IT systems. The Company will need to continue to develop and maintain IT systems that will allow its insurance subsidiaries to compete effectively. The development of new technologies, including the use of AI to facilitate the development of innovative products, improve consumer interface and service, simplify and automate processes, and promote efficiency and accuracy, may result in the Company being competitively disadvantaged if it is unable to upgrade its systems or deploy AI techniques across all stages of the insurance life cycle, including product development, underwriting and pricing, and claim management, in a timely manner. If the Company is unable to keep pace with the advancements being made in technology, the Company's ability to compete with other insurance companies that have more advanced technological capabilities will be negatively affected. Further, if the Company is unable to effectively update or replace its key legacy IT systems as they become obsolete or as emerging technology renders them competitively inefficient, or is unable to develop appropriate governance and controls regarding the implementation of new IT systems or use of AI technologies, the Company's competitive position and its cost structure could be adversely affected or subject the Company to legal liability, heightened regulatory scrutiny, and brand or reputational harm.

Old Republic is subject to extensive governmental regulation, and if the Company fails to comply with these regulations, it can be subject to penalties, including fines and suspensions, which may adversely affect the Company's realization of its business objectives as well as its financial condition, results of operations, and reputation.

Most insurance regulations are designed to protect the interests of policyholders rather than shareholders and other investors. These regulations are generally administered by a department of insurance in each state and territory in which the Company does business, and relate to, among other things, policy forms, premium rates, capital requirements, licensing, investments, policy limits, accounting methods, and reserving.

State insurance departments also conduct periodic examinations of the conduct and affairs of insurance companies and require the filing of annual, quarterly, and other reports relating to financial condition, holding company issues, and other matters. At any given time, governmental agencies are examining or investigating certain of the Company's operations. These include examinations or investigations of market conduct, competitive practices, and other regulatory compliance matters. Changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by governmental or regulatory authorities could adversely affect the Company's ability to operate its business as currently conducted and adversely affect or inhibit Old Republic's ability to achieve some or all of its business objectives.

Regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, the Company follows practices based on its interpretations of regulations or practices that it believes may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If the Company does not have the requisite licenses and approvals or does not comply with applicable regulatory requirements, insurance regulatory authorities could initiate investigations or other proceedings, fine the Company, preclude or temporarily suspend the Company from carrying on some or all of its activities, or otherwise penalize the Company. Any of these outcomes could adversely affect the Company's ability to operate its business.

In addition to regulations specific to the insurance industry, as a public company, Old Republic is also subject to the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange, each of which regulate many areas such as financial and business disclosures, corporate governance, and shareholder matters. Old Republic is also subject to the corporation laws of Delaware, its state of incorporation. At the federal level, among other laws, the Company is subject to the Sarbanes-Oxley Act and the Dodd-Frank Act, each of which regulate corporate governance, executive compensation and other areas, as well as laws relating to federal trade restrictions, privacy/data security and terrorism risk insurance laws. The Company monitors these laws, regulations, and rules to assess the Company's compliance and make appropriate changes as necessary. Implementing such changes may require adjustments to the Company's business methods, increases to its costs, and other changes that could cause the Company to be less competitive in the industry.

Climate change could have a material adverse effect on Old Republic's business and investments.

Old Republic is primarily involved in the commercial liability, risk management, and title insurance businesses. The Company believes the impact of climate change will not materially affect its Title Insurance business as title insurance does not provide property or liability coverage, but rather protects against defects in title ownership. With regard to its liability insurance business, it is mostly concentrated in workers' compensation and vehicle liability insurance. The Old Republic property and casualty insurance companies utilize recognized catastrophic modeling resources and reinsurance coverage to mitigate risk. Additionally, its underwriting risk is mostly subjected to re-pricing on an annual basis; therefore, to the extent that climate change may impact the number and severity of losses for Old Republic's policyholders and clients, that impact would likely be long-term in nature and would be considered in Old Republic's normal pricing and underwriting process.

As an insurance organization, Old Republic has a large investment portfolio of which a significant portion consists of fixed rate income investments that have an average term to maturity of under five years. While the Company believes its portfolio is well diversified, it has a significant amount invested in electric utilities and in the natural gas exploration and distribution industry. Many of these investments are for relatively short terms and some are for upgrading coal generation power plants to reduce emissions, for building or upgrading clean energy operations, natural gas or nuclear power plants, or for natural gas exploration, as well as other alternative energy initiatives that are pursued individually by these entities.

If climate change has a significant impact on a specific investment or bond issuer, or the economy in general, investment losses or reduction in premium and fee revenue could potentially occur. In that event, Old Republic would address such issues pursuant to sound business and investment practices.

While Old Republic believes it has taken a reasonable position on the risk of climate change, there can be no assurance that these assumptions or its policies and practices will be sufficient to insulate it from any long-term effects of climate change.

SPECIFIC RISKS RELATING TO SPECIALTY INSURANCE

Catastrophic losses, including those caused by natural disasters such as earthquakes or man-made events such as terrorist attacks, are inherently unpredictable and could cause the Company to suffer material financial losses.

While the Specialty Insurance segment does not have a meaningful exposure to personal lines insurance such as homeowners and private auto coverages, the property, casualty, or liability insurance it underwrites creates exposure to claims arising out of catastrophes. The two principal catastrophe exposures are natural catastrophes and acts of terrorism. As it relates to workers' compensation policies, the exposure is greatest in areas where there are large concentrations of employees of an insured employer or other individuals who could potentially be injured and assert claims against an insured under workers' compensation policies. Collateral damage to property or persons from acts of terrorism and other calamities could also expose general liability policies.

Following the September 11, 2001 terrorist attack, the reinsurance industry eliminated coverage from substantially all reinsurance contracts for claims arising from acts of terrorism. As discussed elsewhere in this report, the U.S. Congress subsequently passed the Terrorism Risk Insurance Act (TRIA), the Terrorism Risk Insurance Revision and Extension Act (TRIREA), and the Terrorism Risk Insurance Program Reauthorization Act (TRIPRA) legislation that requires primary insurers to offer coverage for certified acts of terrorism under most commercial property and casualty insurance policies. Although these programs established a temporary federal reinsurance program through December 31, 2027, primary insurers like the Company's Specialty Insurance subsidiaries retain significant exposure for terrorist act-related losses.

Additionally, the Company maintains treaty and facultative reinsurance coverage for property and workers' compensation exposures. Pursuant to regulatory requirements, however, primary insurers such as the Company remain liable for unlimited amounts in excess of reinsured limits. Therefore, it is possible that in the event of a catastrophe such as an earthquake that could cause massive property damage or lead to the death or injury of a large number of persons concentrated in a single place, the Company could experience significant non-reinsured losses if the losses exceeded its reinsurance coverage, which could materially and adversely affect the Company's financial condition and results of operations.

If the Company is not able to obtain reinsurance on favorable terms, its business, financial condition, and results of operations could be adversely affected.

Reinsurance is a contractual arrangement whereby one insurer (the reinsurer) assumes some or all of the risk exposure written by another insurer (the reinsured). The Company depends on reinsurance to manage its risks in terms of the amount of coverage it is able to write, the amount it is able to retain for its own account, and the price at which the Company is able to write it. The availability of reinsurance and its price, however, are generally determined in the reinsurance market by conditions beyond the Company's control.

Because reinsurance does not relieve the Company of its primary liability to insureds in the event of a loss, the ability of reinsurers to honor their counterparty obligations to the Company represents credit risk. The Company attempts to mitigate this risk by limiting reinsurance placements to those reinsurers it considers creditworthy. In recent years, however, there has been an ever decreasing number of acceptable reinsurers. There can be no assurance that the Company will be able to find the desired or even adequate amounts of reinsurance at favorable rates from acceptable reinsurers in the future. If unable to do so, the Company would have greater exposure to catastrophic losses and be forced to reduce the volume of business written or retain increased amounts of liability exposure. In either case, a reduction or other changes in the Company's reinsurance could adversely affect the Company's business, results of operations, and financial condition.

Losses due to defaults by insureds with which the Company has entered into risk-sharing arrangements could adversely affect its profitability.

A significant amount of Old Republic's liability and workers' compensation business, particularly for large commercial insureds, is written on the basis of risk-sharing underwriting methods. These methods may include the use of large deductibles, captive insurance risk retentions, or other arrangements by which the insureds effectively retain and fund all or a portion of the loss experience. An insured's financial strength and ability to pay are carefully evaluated as part of the underwriting process and monitored periodically thereafter. In addition, the exposure retained by an insured is estimated and collateralized based on a credit analysis and evaluation. Because the Company is primarily liable for losses incurred under its policies, the failure or inability of insureds to honor their retained liability represents a credit risk. If the Company incorrectly estimates the proper amount of collateral or if there is an impediment to the Company's ability to access that collateral, it could have a material adverse effect on the Specialty Insurance segment's results of operation and financial condition.

SPECIFIC RISKS RELATING TO TITLE INSURANCE

The Title Insurance segment's products and services and claims experience may suffer as a result of deteriorations in the real estate market.

Demand for the products and services provided by the Title Insurance segment is generally dependent on the strength of the real estate market and the frequency of real estate transactions. If real estate market conditions and real estate values decline, the number of real estate transactions may decrease as a result of high or increasing mortgage interest rates and limited or decreasing availability of credit, including commercial and residential mortgage funding. Historically, increasing foreclosure activity has led to an increase in claims. These factors may adversely affect both net premiums and fees earned and profitability in the segment.

A significant portion of the Title Insurance segment's business is generated by independent title agents. If this segment's products and services become less attractive to these independent title agents, or if there is a decrease in the amount of title industry business placed by independent title agents, it could have a material adverse impact on this segment.

For the year ended December 31, 2024, approximately $2.0 billion or 77.0% of the Title Insurance segment's consolidated premium and related fee income was produced by independent title agents. The other three large national title insurers generate a higher percentage of their business through employees or owned insurance agencies. Independent title agents can direct business to any title insurer, whereas owned agencies will typically direct business solely to their parent or affiliated title insurers. If the products and services provided by competitors are more attractive to independent title agents, or if the number of, or amount of business produced by, independent title agents decreases, the segment's business may be adversely affected.

Because independent title agents issue a significant portion of the Title Insurance segment's policies and operate with substantial independence from the business, the independent operations of these title agents could adversely affect the financial condition and profitability of this segment.

The Title Insurance segment issues a significant portion of its policies through title agents that operate largely independently and without direct supervision. The independent agents typically perform title searches and examinations and make underwriting decisions for which the Title Insurance segment bears the risk. The activities of these independent title agents are governed by contract. While the Title Insurance business has policies to audit and monitor their activities, there is no guarantee that these title agents will fulfill their contractual obligations. For example, an independent agent may issue a policy that is in excess of contractual limits, or the independent title agent may not adhere to required underwriting standards. The Title Insurance segment's contracts with agents generally limit an agent's liability for losses. However, under certain circumstances, the segment may be liable to third parties for actions (including defalcations) or omissions of these agents. In certain states a title insurer may be held liable for the actions or omissions of its agents in those states, including instances in which the insurer has issued a closing protection letter, regardless of contractual limitations imposed on an agent's actions. A closing protection letter indemnifies the lender and borrower against losses relating to the status of title arising from certain actions of the agent. As a result, the use of independent title agents could result in increased claims and other costs and expenses.

Regulation of title insurance rates could adversely affect the Title Insurance segment.

Title insurance rates are subject to extensive regulation, which varies from state to state. In many states the approval of the applicable state insurance regulator is required prior to implementing a rate change. These regulations could hinder the Title Insurance segment's ability to promptly adapt to changing market dynamics through price adjustments, which could adversely affect its results of operations, particularly in a rapidly declining market.

The Title Insurance segment's business may be adversely affected by business or regulatory conditions that disproportionately affect Florida.

Florida is the largest source of revenue for the Title Insurance segment. In the aggregate in 2024, Florida accounted for approximately 24% of total segment consolidated premium and related fee income. As a result of the significant income derived from customers in this state, the Title Insurance segment is exposed to adverse business or regulatory conditions that significantly or disproportionally affect Florida. For example, a declining business climate or real estate market that is localized in Florida could have an adverse effect on the segment's results of operations. Adverse regulatory developments, including reductions in rates or increased regulatory or capital requirements in Florida could similarly adversely affect the segment's business, financial condition, and results of operations.

A title failure or other claim on a large commercial title policy could adversely affect the Title Insurance segment and the Company.

The Title Insurance segment's commercial business involves the issuance of title policies on commercial properties. Policies insuring title on large commercial properties (or aggregations of many smaller properties) may have policy exposure extending into the hundreds of millions of dollars. Historically, the segment has not obtained reinsurance on its large commercial policies. Given the large policy limits, a significant loss on one of these policies could have a material adverse effect on the Title Insurance segment and the Company.

Item 1B - Unresolved Staff Comments

None

Item 1C - Cybersecurity

Old Republic depends upon technology-based information systems to conduct business. The Company uses computer systems and other electronic information resources, including both proprietary and third-party technology systems and tools, to process, transmit, receive, and store certain personal, confidential, and proprietary information; to communicate with customers, service providers, and other third parties by email and other electronic means; and perform various business operations, including transferring significant amounts of funds.

The Company's systems and processes have been, and will likely remain, subject to cyber threats and cyber-attacks and other intrusions. These threats and attacks are occurring with greater frequency and sophistication, and include ransom attacks, unauthorized access, misuse, denial-of-service attacks, system failures and disruptions. While these cyber threats and attacks have not resulted in a material adverse effect on the Company, a future cyber incident involving breach of the Company's information systems or the information systems of a third-party vendor or services provider could adversely affect the Company's business strategy, results of operations or financial condition by exposing the Company to substantial costs and negative consequences, including the loss of funds, costs of investigation and remediation, lost revenues, and reputational damage.

Old Republic dedicates significant resources across the enterprise to regularly monitor its networks, infrastructure and procedures in an effort to prevent, detect, address and mitigate these risks. The Company's Chief Information Security Officer (CISO) oversees the Company's enterprise cybersecurity strategy while the Company's Chief Executive Officer (CEO) retains primary responsibility for managing enterprise-wide risks, including those related to cybersecurity. The Company's Board of Directors' oversight responsibilities include ascertaining that appropriate policies and practices are in place for managing the identified risks faced by the enterprise, and, as discussed below, the Audit Committee of the Board of Directors has oversight authority over data protection and cybersecurity risk exposure, as well as the Company's practices and protocols for the use of AI. The Company's CISO has more than 27 years of experience in the field of information technology and security, comprised of six years in the U.S. Defense Industry and 21 years in the civilian sector. The CISO has a bachelor's degree in computer studies and is an EC-Council Certified Chief Information Security Officer, a member of ISACA (formerly known as the Information Systems and Audit and Control Association), a member of the Factor Analysis of Information Risk (FAIR) Institute risk management education committee, and holds membership on the governing bodies for the Evanta National CISO community and the Evanta Regional (Dallas, Texas) CISO community.

Each Old Republic operating subsidiary maintains its own security program based on its particular risk, applicable insurance industry requirements, and mandates and guidance from the CISO and enterprise-wide security advisory team. These programs encompass asset protection, threat identification, monitoring, timely response procedures, containment and recovery measures, and internal escalation procedures. An enterprise-wide information technology team consisting of a working group of information technology leaders representing all operating subsidiaries meets regularly for the review and monitoring of and updates to information security business processes due to significant changes in operating environments, statutory or regulatory changes or changing or emerging threats. Operating subsidiaries are required to report certain cyber incidents based on documented severity classification to the enterprise-wide information technology team. This team consists of key information technology personnel, including the CISO and the Chief Information Officer (CIO). They are responsible for overseeing incident response and escalation to the Company's General Counsel and Chief Financial Officer (CFO) when necessary. As part of the Company's overall risk management strategy, the General Counsel, CFO, and CIO, in consultation with the CEO, navigate escalated incidents for law enforcement and other external engagements and assess the impact and materiality of such incidents on the Company's enterprise-wide business.

While exact practices vary depending on each operating subsidiary's particular business and risk, risk assessments performed at the enterprise and subsidiary levels generally incorporate threat and vulnerability analyses and consider mitigations provided by in-place security controls. These procedures are intended to identify and assess internal and external cybersecurity risks that may threaten the security or integrity of nonpublic information stored on the Company's information systems by use of defensive infrastructure and the implementation of policies and procedures to protect the Company's information systems from unauthorized access, use or other malicious acts.

When engaging third-party vendors, operating subsidiaries are directed to use cybersecurity screening and risk assessment measures and to include appropriate data security privacy terms and conditions in vendor agreements, including, as necessary for certain vendors, a duty to report certain security incidents to the Company's information technology team. Third-party engagement procedures generally include (1) the identification and risk assessment of third-party service providers; (2) minimum cybersecurity practices required to be met by such third-party service providers in order for them to do business with the Company; (3) due diligence processes used to evaluate the adequacy of cybersecurity practices of such third-party service providers; and (4) periodic assessment of such third-party service providers based on the risk they present and the continued adequacy of their cybersecurity practices.

Third-party cybersecurity consultants are periodically retained by the Company to conduct targeted security control assessments, and to review the Company's security policies, standards, procedures, and controls, when applicable. Annual third-party penetration testing is used to simulate cyber-attacks and to identify potential vulnerabilities. The Company subscribes to paid third-party threat intelligence services that provide real-time information on emerging threats. The Company engages security partners to provide advisory services related to security technologies and practices.

At the holding company level, Old Republic employs security awareness and training initiatives to inform associates about their role in cybersecurity risk mitigation.

The Audit Committee of the Company's Board of Directors has oversight authority to review the Company's data protection and cybersecurity risk exposure and the steps management has taken to assess and respond to the overall threat landscape, including the strategy management implemented to mitigate the Company's cyber risk exposure. The CISO and CIO report to the Audit Committee on current data protection and cybersecurity matters quarterly, and as may otherwise be needed. The CISO is authorized to report directly to the Audit Committee on the Company's security program and status of cybersecurity risk management efforts. The Chair of the Audit Committee reports these matters, as appropriate, to the Board of Directors.

Item 2 - Properties

The principal executive offices of the Company are located in the Company-owned Old Republic Building in Chicago, Illinois. Certain smaller buildings are owned by Old Republic and its subsidiaries in various parts of the nation and are primarily used for its business. Other operations of the Company and its subsidiaries are directed from leased premises. See Note 14 in the Notes to Consolidated Financial Statements for a summary of all material lease obligations.

Item 3 - Legal Proceedings

Legal proceedings against the Company and its subsidiaries routinely arise in the normal course of business and usually pertain to claim matters related to insurance policies and contracts issued by its insurance subsidiaries. At December 31, 2024, the Company had no material non-claim litigation exposures in its consolidated business.

Item 4 - Mine Safety Disclosures

Not applicable.

Item 5 - Market for the Registrant's Common Equity, Related Security Holder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on the New York Stock Exchange under the symbol "ORI." As of January 31, 2025, there were 1,847 registered holders of the Company's common stock. See Note 12 in the Notes to Consolidated Financial Statements for a description of certain regulatory restrictions on the payment of dividends by Old Republic's insurance subsidiaries.

Comparative Five-Year Performance Graphs for Common Stock

The following table, prepared on the basis of market and related data furnished by Standard & Poor's (S&P) Total Return Service, reflects total market return data for the most recent five calendar years ended December 31, 2024. For purposes of the presentation, the information is shown in terms of $100 invested at the close of trading on the last trading day preceding the first day of the fifth preceding year. The $100 investment is deemed to have been made either in Old Republic Common Stock, in the S&P 500 Index of common stocks, or in an aggregate of the common shares of the Peer Group of publicly held insurance businesses selected by Old Republic. The cumulative total return assumes reinvestment of cash dividends on a pretax basis. The information utilized to prepare the following table has been obtained from sources believed to be reliable, but no representation is made that it is accurate or complete in all respects.

Comparison of Five-Year Total Market Return
OLD REPUBLIC INTERNATIONAL CORPORATION vs. S&P 500 vs. Peer Group
(For the five years ended December 31, 2024)



	Dec. 2019	Dec. 2020	Dec. 2021	Dec. 2022	Dec. 2023	Dec. 2024
ORI	$ 100.00	$ 92.36	$ 133.84	$ 142.78	$ 180.36	$ 229.23
S&P 500	100.00	118.40	152.39	124.79	157.59	197.02
Peer Group	100.00	92.69	124.70	138.20	147.60	182.62

The Peer Group has been approved by the Compensation Committee of the Company's Board of Directors and consists of the following publicly held corporations with which the Company competes in various regards: American Financial Group, Inc., American International Group, Inc., W.R. Berkley Corporation, Chubb Limited, Cincinnati Financial Corporation, CNA Financial Corporation, Fidelity National Financial, Inc., First American Financial Corporation, The Hartford Financial Services Group, Inc., Stewart Information Services Corporation, and The Travelers Companies, Inc.

Purchase of Equity Securities

The following table summarizes share repurchase activity for the three months ended December 31, 2024:

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares That May Yet be Purchased Under the Plan
October 1 - October 31, 2024	1,455,394	$ 35.17	1,455,394	$ 355.9
November 1 - November 30, 2024	2,958,715	$ 36.92	2,958,715	$ 245.6
December 1 - December 31, 2024	364,800	$ 38.37	364,800	$ 231.4
Total	4,778,909	$ 36.50	4,778,909	$ 231.4

_____

(a) On March 1, 2024, the Company announced a share repurchase program authorizing the repurchase of up to $1.1 billion in shares of the Company's common stock. The repurchase program was intended to comply with Rule 10b-18 and had no expiration date, did not require the purchase of any minimum number of shares, and could be suspended, modified, or discontinued at any time without prior notice. Following the close of the year and through February 19, 2025, the Company repurchased 0.7 million additional shares for $25.5 (average price of $34.57).

OVERVIEW

This management analysis of financial position and results of operations pertains to the consolidated accounts of Old Republic International Corporation ("Old Republic", "ORI", or "the Company"). The Company conducts its operations through a number of regulated insurance company subsidiaries organized into two reportable segments: Specialty Insurance (formerly referred to as General Insurance) and Title Insurance. Effective as of year-end 2024, the Company renamed its reportable segment formerly referred to as "General Insurance" to "Specialty Insurance." Management believes this name more appropriately reflects Old Republic's specialty P&C strategy, with 17 underwriting businesses focused on unique niche markets with specialized distribution, underwriting, claims, and risk control models. The Republic Financial Indemnity Group (RFIG) Run-off business through the effective date of its sale of May 31, 2024 (see Note 2 in the Notes to Consolidated Financial Statements for further discussion) and a small life and accident insurance business together accounting for 0.3% of consolidated operating revenues for the year ended December 31, 2024, and 0.5% of consolidated assets as of that date, are included within the Corporate & Other caption of this report.

The consolidated accounts are presented in conformity with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) of accounting principles generally accepted in the United States of America (GAAP). As a publicly held company, Old Republic utilizes GAAP to comply with the financial reporting requirements of the Securities and Exchange Commission (SEC). From time to time the FASB and the SEC issue various releases, most of which require additional financial statement disclosures and provide related application guidance. Recent guidance issued by the FASB is summarized further in the Notes to Consolidated Financial Statements where applicable.

As a state regulated financial institution vested with the public interest, however, business of the Company's insurance subsidiaries is managed pursuant to the laws, regulations, and accounting practices of the various states in the U.S. and those of a small number of other jurisdictions outside the U.S. in which they operate. In comparison with GAAP, the statutory accounting practices generally reflect greater conservatism and comparability among insurers and are intended to address the primary financial security interests of policyholders and their beneficiaries. Additionally, these practices also affect a significant number of important factors such as product pricing, risk bearing capacity and capital adequacy, the determination of Federal income taxes payable currently among ORI's tax-consolidated entities, and the upstreaming of dividends and payment of interest and principal on surplus notes by insurance subsidiaries to the parent holding company. The major differences between these statutory accounting practices and GAAP are summarized in Note 1 in the Notes to Consolidated Financial Statements.

The insurance business is distinguished from most others in that the prices (premiums) charged for most products are set without knowing what the ultimate loss costs will be. The Company also cannot know exactly when claims will be paid, which may be many years after a policy was issued or expired. This casts Old Republic as a risk-taking enterprise managed for the long run. Old Republic therefore conducts its business with a primary focus on achieving favorable underwriting results over cycles, and on maintaining a sound financial condition to support its subsidiaries' long-term obligations to policyholders and their beneficiaries. To achieve these objectives, adherence to insurance risk management principles is stressed, and asset diversification and quality are emphasized. In addition, management engages in an ongoing assessment of operating risks that could adversely affect the Company's business and reputation.

In addition to income arising from Old Republic's basic underwriting and related services functions, significant investment income is earned from invested funds generated by those functions and from capital required to support the risk of the underlying business. Investment management aims for stability of income from interest and dividends, protection of capital, and for sufficiency of liquidity to meet insurance underwriting and other obligations as they become payable in the future. Securities trading and the realization of capital gains are not primary objectives. The investment philosophy is therefore best characterized as emphasizing value, credit quality, and relatively long-term holding periods. The Company's ability to hold both fixed income and equity securities for long periods of time is enabled by the scheduling of maturities in contemplation of an appropriate matching of assets and liabilities, and by investments in dividend paying, publicly traded, large capitalization, highly liquid equity securities.

In light of the above factors, the Company is managed for the long run and with little regard to quarterly or even annual reporting periods. These time frames are too short. Management believes results are best evaluated by looking at underwriting and overall operating performance trends over 10-year intervals. These likely include one or two economic and/or underwriting cycles. This provides enough time for these cycles to run their course, for premium rate changes and subsequent underwriting results to be reflected in financial statements, and for reserved loss costs to be quantified with greater certainty.

This management analysis should be read in conjunction with the consolidated financial statements and the accompanying footnotes.

EXECUTIVE SUMMARY

Commentary within this Executive Summary provides management's high level overview with a focus on current period results as compared to the immediately preceding year. For additional detail on these trends and all comparative year periods presented, refer to the detailed management analysis that follows.

Old Republic International Corporation reported the following consolidated results for the year ended December 31, 2024:

- Net income per diluted share of $3.24, compared to $2.10 last year.
- Net operating income (net income excluding investment gains or losses) per diluted share of $3.03, compared to $2.63 last year.
- Consolidated pretax operating income of $999.8, compared to $938.4 last year.
- Consolidated net premiums and fees earned increased 9.0%.
- Net investment income increased 16.4%.
- Consolidated combined ratio of 93.9%, compared to 92.6% last year.
- Favorable loss reserve development of 2.2 points, compared to 4.6 points last year.
- Total capital returned to shareholders of $1,708.
- Book value per share of $22.84, which inclusive of dividends declared (including a special cash dividend of $2.00 per share), was up 11.1% since year-end 2023.

OVERALL RESULTS

Years Ended December 31:		2024		2023		2022
Pretax income	$	1,069.7	$	747.4	$	857.4
Pretax investment gains (losses)		69.9		(190.9)		(201.1)
Pretax income excluding investment gains (losses)	$	999.8	$	938.4	$	1,058.6
Net income	$	852.7	$	598.6	$	686.4
Net of tax investment gains (losses)		55.7		(150.8)		(158.6)
Net income excluding investment gains (losses)	$	797.0	$	749.5	$	845.1
Combined ratio		93.9 %		92.6 %		91.0 %

PER DILUTED SHARE

Years Ended December 31:		2024		2023		2022
Net income	$	3.24	$	2.10	$	2.26
Net of tax investment gains (losses)		0.21		(0.53)		(0.53)
Net income excluding investment gains (losses)	$	3.03	$	2.63	$	2.79

SHAREHOLDERS' EQUITY (BOOK VALUE)

December 31:		2024		2023
Total	$	5,618.9	$	6,410.7
Per common share	$	22.84	$	23.31

Old Republic's business is managed for the long run. In this context management's key objectives are to achieve highly profitable operating results over the long term, and to ensure balance sheet strength for the insurance underwriting subsidiaries' obligations. Therefore, the evaluation of periodic and long-term results excludes consideration of all investment gains (losses). Under GAAP, however, net income, inclusive of investment gains (losses), is the measure of total profitability.

In management's opinion, the focus on income excluding investment gains (losses), also described herein as operating income, provides a better way to analyze, evaluate, and establish accountability for the results of the insurance operations. The inclusion of realized investment gains (losses) in net income can mask trends in operating results because such realizations are often highly discretionary. Similarly, the inclusion of unrealized investment gains (losses) in equity securities can further distort such operating results with significant period-to-period fluctuations.

FINANCIAL HIGHLIGHTS

					% Change	
					2024	2023
Years Ended December 31:		2024	2023	2022	vs. 2023	vs. 2022
SUMMARY INCOME STATEMENTS:						
Revenues:						
Net premiums and fees earned	$	7,310.8	$ 6,707.7	$ 7,675.3	9.0 %	(12.6)%
Net investment income		673.1	578.3	459.5	16.4	25.8
Other income		177.6	163.1	149.9	8.9	8.8
Total operating revenues		8,161.6	7,449.3	8,284.9	9.6	(10.1)
Net investment gains (losses):						
Realized from actual transactions and impairments		94.3	(21.4)	62.2		
Realized from sale of mortgage insurance business		(5.4)	(45.6)	—		
Unrealized from changes in fair value of equity securities		(18.9)	(123.9)	(263.4)		
Total net investment gains (losses)		69.9	(190.9)	(201.1)		
Total revenues		8,231.5	7,258.3	8,083.7		
Operating expenses:						
Loss and loss adjustment expenses		3,048.0	2,596.6	2,440.2	17.4	6.4
Underwriting, acquisition, and other expenses		4,036.4	3,843.6	4,719.2	5.0	(18.6)
Interest and other expenses		77.3	70.5	66.7	9.6	5.7
Total expenses		7,161.7	6,510.8	7,226.3	10.0 %	(9.9)%
Pretax income		1,069.7	747.4	857.4		
Income taxes		216.9	148.7	170.9		
Net income	$	852.7	$ 598.6	$ 686.4		
COMMON STOCK STATISTICS:						
Components of net income per share:						
Basic net income excluding investment gains (losses)	$	3.09	$ 2.65	$ 2.80	16.6 %	(5.4)%
Net investment gains (losses):						
Realized investment gains (losses)		0.27	(0.19)	0.17		
Unrealized from changes in fair value of equity securities		(0.06)	(0.34)	(0.69)		
Basic net income	$	3.30	$ 2.12	$ 2.28		
Diluted net income excluding investment gains (losses)	$	3.03	$ 2.63	$ 2.79	15.2 %	(5.7)%
Net investment gains (losses):						
Realized investment gains (losses)		0.27	(0.19)	0.16		
Unrealized from changes in fair value of equity securities		(0.06)	(0.34)	(0.69)		
Diluted net income	$	3.24	$ 2.10	$ 2.26		
Cash dividends declared on common stock	$	3.06	$ 0.98	$ 1.92		

The information presented in the following table highlights the most meaningful indicators of ORI's segmented and consolidated financial performance. The information underscores the performance of the Company's underwriting subsidiaries, as well as the sound investment of their capital and underwriting cash flows.

Years Ended December 31:	**Sources of Consolidated Income**				
	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Net premiums and fees earned:					
Specialty Insurance	$4,677.0	$4,119.2	$3,808.6	13.5 %	8.2 %
Title Insurance	2,619.1	2,562.8	3,833.8	2.2	(33.2)
Corporate & Other	14.6	25.6	32.9	(42.8)	(22.1)
Consolidated	$7,310.8	$6,707.7	$7,675.3	9.0 %	(12.6)%
Underwriting income (loss): (a)					
Specialty Insurance	$ 364.0	$ 406.0	$ 400.9	(10.3)%	1.3 %
Title Insurance	79.7	75.4	261.3	5.7	(71.1)
Corporate & Other	(39.8)	(50.8)	3.5	21.8	N/M
Consolidated	$ 404.0	$ 430.6	$ 665.8	(6.2)%	(35.3)%
Consolidated combined ratio:					
Loss ratio:					
Current year	43.9 %	43.3 %	35.5 %		
Prior years	(2.2)	(4.6)	(3.7)		
Total	41.7	38.7	31.8		
Expense ratio	52.2	53.9	59.2		
Combined ratio	93.9 %	92.6 %	91.0 %		
Net investment income:					
Specialty Insurance	$ 546.5	$ 462.7	$ 358.0	18.1 %	29.3 %
Title Insurance	63.2	57.0	47.9	10.8	18.9
Corporate & Other	63.3	58.5	53.5	8.2	9.2
Consolidated	$ 673.1	$ 578.3	$ 459.5	16.4 %	25.8 %
Interest and other expenses (income):					
Specialty Insurance	$ 62.3	$ 80.9	$ 69.1		
Title Insurance	(1.1)	(1.0)	0.4		
Corporate & Other (b)	16.1	(9.3)	(2.8)		
Consolidated	$ 77.3	$ 70.5	$ 66.7	9.6 %	5.7 %
Pretax income excluding investment gains (losses):					
excluding investment gains:					
Specialty Insurance	$ 848.3	$ 787.8	$ 689.8	7.7 %	14.2 %
Title Insurance	144.1	133.5	308.8	7.9	(56.7)
Corporate & Other	7.3	16.9	59.9	(56.5)	(71.7)
Consolidated	999.8	938.4	1,058.6	6.5 %	(11.4)%
Income taxes	202.7	188.8	213.4		
Net income excluding investment gains (losses)	797.0	749.5	845.1	6.3 %	(11.3)%
Consolidated pretax investment gains (losses):					
Realized from actual transactions and impairments	94.3	(21.4)	62.2		
Realized from sale of mortgage insurance business	(5.4)	(45.6)	—		
Unrealized from changes in fair value of equity securities	(18.9)	(123.9)	(263.4)		
Total	69.9	(190.9)	(201.1)		
Income taxes (credits)	14.2	(40.0)	(42.5)		
Net of tax investment gains (losses)	55.7	(150.8)	(158.6)		
Net income	$ 852.7	$ 598.6	$ 686.4		

(a) Includes insurance-related services.
(b) Includes consolidation/elimination entries.

Specialty Insurance Segment Operating Results

Years Ended December 31:	2024	2023	2022	% Change 2024 vs. 2023	2023 vs. 2022
Net premiums written	$ 5,030.5	$ 4,356.3	$ 3,978.2	15.5 %	9.5 %
Net premiums earned	4,677.0	4,119.2	3,808.6	13.5	8.2
Net investment income	546.5	462.7	358.0	18.1	29.3
Other income	177.0	162.2	148.9	9.1	8.9
Operating revenues	5,400.6	4,744.3	4,315.6	13.8	9.9
Loss and loss adjustment expenses	2,999.1	2,553.3	2,364.6	17.5	8.0
Underwriting, acquisition, and other expenses	1,490.8	1,322.2	1,192.0	12.7	10.9
Interest and other expenses	62.3	80.9	69.1	(22.9)	17.0
Operating expenses	4,552.3	3,956.4	3,625.8	15.1	9.1
Segment pretax operating income	$ 848.3	$ 787.8	$ 689.8	7.7 %	14.2 %
Loss ratio:					
Current year	66.4%	67.7%	67.2%		
Prior years	(2.3)	(5.7)	(5.1)		
Total	64.1	62.0	62.1		
Expense ratio	28.1	28.2	27.4		
Combined ratio	92.2%	90.2%	89.5%		

Specialty Insurance net premiums earned increased 13.5% in 2024, driven by a combination of premium rate increases, high renewal retention ratios, and new business production. The growth includes contributions from recently established insurance underwriting subsidiaries, including Old Republic Accident & Health's first premium production coming in the fourth quarter. Premium growth was most pronounced within commercial auto, property, and general liability. Public directors and officers (D&O) and transactional risk premiums (included within financial indemnity) declined throughout the year, largely due to market conditions and exiting the transactional risk business that produced $19.4 of net premiums earned in 2024. Commercial auto, general liability, and property continued to achieve strong rate increases, while rate declines continued in public D&O and workers' compensation.

The net investment income increase was primarily driven by higher investment yields earned, along with contributions from a higher invested asset base.

Overall, the 2024 loss ratios for Specialty Insurance reflect favorable prior year loss reserve development coming predominately from workers' compensation, commercial auto, and property coverages, however to a lesser degree than the levels experienced in 2023 and 2022. The 2024 favorable development was partially offset by unfavorable development from general liability and transactional risk. The current year loss ratio improved due primarily to favorable trends in workers' compensation and commercial auto. The expense ratios are in line with expectations and generally reflect the benefit from scale, offset by costs incurred to start-up new underwriting subsidiaries and invest in information technology.

Together, these factors produced highly profitable combined ratios and strong pretax operating income for 2024. For Specialty Insurance, we target combined ratios between 90% and 95% over a full underwriting cycle, recognizing that quarterly and annual ratios and trends may deviate from this range, particularly given the long claim payment patterns associated with the business.

Title Insurance Segment Operating Results

| | | | | % Change | |
| | | | | 2024 | 2023 |
Years Ended December 31:	2024	2023	2022	vs. 2023	vs. 2022
Net premiums and fees earned	$ 2,619.1	$ 2,562.8	$ 3,833.8	2.2 %	(33.2)%
Net investment income	63.2	57.0	47.9	10.8	18.9
Other income	0.6	0.7	0.9	(18.1)	(15.4)
Operating revenues	2,682.9	2,620.6	3,882.7	2.4	(32.5)
Loss and loss adjustment expenses	46.1	48.7	89.1	(5.4)	(45.3)
Underwriting, acquisition, and other expenses	2,493.8	2,439.3	3,484.2	2.2	(30.0)
Interest and other expenses (income)	(1.1)	(1.0)	0.4	(11.3)	N/M
Operating expenses	2,538.8	2,487.0	3,573.8	2.1	(30.4)
Segment pretax operating income	$ 144.1	$ 133.5	$ 308.8	7.9 %	(56.7)%
Loss ratio:					
Current year	3.4%	3.7%	3.6%		
Prior years	(1.6)	(1.8)	(1.3)		
Total	1.8	1.9	2.3		
Expense ratio	95.2	95.2	90.9		
Combined ratio	97.0%	97.1%	93.2%		

Title Insurance net premiums and fees earned increased by 2.2% in 2024. Directly produced revenues grew in 2024, while agency produced revenues, which are reported on a lag, came in relatively flat for 2024. Commercial premiums were generally flat for 2024, and represent approximately 22% of net premiums earned in 2024 and 2023.

Net investment income increased, reflecting higher investment yields earned partially offset by a lower invested asset base.

The loss ratios for Title Insurance reflect relatively consistent levels of favorable prior year loss reserve development in 2024 and 2023. For 2024, the current year loss ratio improved, driven by favorable claim trends.

Title Insurance expense ratios reflect the impact of a $17.2 state sales tax assessment paid and expensed in the fourth quarter of 2022 and subsequently recovered and taken into income in 2023. The assessment increased the 2022 expense ratio by 0.5 percentage points, and its recovery reduced the 2023 expense ratio by 0.7 percentage points. Excluding the impacts of the sales tax assessment, the expense ratios improved as a result of expense management and scale, most notably in the segment's direct operations.

Together, these factors produced higher pretax operating income for 2024.

Corporate & Other Operating Results

Years Ended December 31:	2024	2023	2022	% Change 2024 vs. 2023	% Change 2023 vs. 2022
Net premiums earned	$ 14.6	$ 25.6	$ 32.9	(42.8)%	(22.1)%
Net investment income	63.3	58.5	53.5	8.2	9.2
Operating revenues	77.9	84.2	86.5	(7.5)	(2.7)
Benefits, loss and loss adjustment expenses	2.6	(5.4)	(13.4)	149.4	59.6
Insurance expenses	7.6	16.1	15.6	(52.3)	3.0
Corporate, interest, and other expenses - net	60.1	56.6	24.4	6.3	131.7
Operating expenses	70.5	67.3	26.6	4.8	152.8
Corporate & Other pretax operating income	$ 7.3	$ 16.9	$ 59.9	(56.5)%	(71.7)%

Corporate & Other includes the RFIG Run-off business through the effective date of its sale of May 31, 2024, a small life and accident insurance business, the parent holding company, several internal corporate services subsidiaries, and consolidation elimination adjustments. Corporate & Other tends to produce highly variable results stemming from volatility inherent in the lack of scale. Net investment income in 2024 reflects the impact of higher investment yields earned, offset slightly by a declining invested asset base which was impacted by share repurchase activity, the sale of the RFIG Run-off business, and the timing of debt issuance and repayment activity. Corporate expenses in 2024 reflect an increase in interest costs associated with the 5.750% Senior Notes issued in March 2024. In addition, 2023 expenses include a one-time charge of $10.7 relating to changes in the structure of a company benefit plan.

Investments

As of December 31, 2024, the consolidated investment portfolio reflected an allocation of approximately 84% to fixed income securities (bonds and notes) and short-term investments, and 16% to equity securities (common and preferred stock). The investment management process remains focused on retaining quality investments that produce consistent streams of investment income, while monitoring concentration limits among the insurance underwriting subsidiaries. The realized investment gains recognized during 2024 are reflective of these initiatives, along with tax planning and interest rate environment considerations. The fixed income portfolio continues to be the anchor for the insurance underwriting subsidiaries' obligations. The maturities of the fixed income securities are matched to the expected liabilities for claim payment obligations to policyholders and their beneficiaries. The equity portfolio consists of high-quality common stocks of U.S. companies with long-term records of reasonable earnings growth and steadily increasing dividends.

Old Republic's investment portfolio is focused on ensuring solid funding of the insurance underwriting subsidiaries' obligations to policyholders and their beneficiaries, as well as the long-term stability of the subsidiaries' capital base. For these reasons, the investment portfolio has extremely limited exposure to high risk or illiquid asset classes such as limited partnerships, derivatives, hedge funds or private equity investments. In addition, the Company does not engage in hedging or securities lending transactions, nor does it invest in securities with values predicated on non-regulated financial instruments with unfunded counter-party risk attributes. Old Republic performs regular stress tests of the investment portfolio to gain reasonable assurance that periodic downdrafts in market prices do not undermine the Company's financial strength.

Shareholders' Equity Per Share

Changes in shareholders' equity per share are reflected in the following table. As shown, these changes resulted mostly from net operating income, realized and unrealized investment gains (losses), and dividends to shareholders declared during the year.

	Shareholders' Equity Per Share		
	December 31,		
	2024	2023	2022
Beginning balance	$ 23.31	$ 21.07	$ 22.77
Changes in shareholders' equity:			
Net income excluding net investment gains (losses)	3.09	2.65	2.80
Net of tax realized investment gains (losses)	0.27	(0.19)	0.17
Net of tax unrealized investment gains (losses):			
Fixed income securities	0.12	1.31	(2.18)
Equity securities	(0.06)	(0.34)	(0.69)
Total net of tax realized and unrealized investment gains (losses)	0.33	0.78	(2.70)
Cash dividends	(3.06)	(0.98)	(1.92)
Other - net	(0.83)	(0.21)	0.12
Net change	(0.47)	2.24	(1.70)
Ending balance	$ 22.84	$ 23.31	$ 21.07
Percentage change for the period	(2.0)%	10.6 %	(7.5)%
Percentage change for the period, inclusive of cash dividends	11.1 %	15.3 %	0.9 %

Total capital returned to shareholders during 2024 was $1,708, comprised of $766 in dividends, and $942 in share repurchases. Changes in shareholders' equity per share for 2024 and 2022 include the impact of special cash dividends of $2.00 per share in December 2024 (paid on January 15, 2025) and $1.00 per share in August 2022 (paid on September 15, 2022).

DETAILED MANAGEMENT ANALYSIS

This section of the Management Analysis of Financial Position and Results of Operations is additive to and should be read in conjunction with the Executive Summary which precedes it.

RESULTS OF OPERATIONS

Consolidated Overview

Premiums & Fees

The major sources of Old Republic's consolidated net earned premiums and fees for the periods shown were as follows:

	Net Earned Premiums and Fees		
Years Ended December 31:	2024	2023	2022
Specialty Insurance	$ 4,677.0	$ 4,119.2	$ 3,808.6
Title Insurance	2,619.1	2,562.8	3,833.8
Corporate & Other	14.6	25.6	32.9
Total	$ 7,310.8	$ 6,707.7	$ 7,675.3
Percentage change from prior period	9.0 %	(12.6)%	(4.1)%

For 2024, consolidated net premiums and fees earned increased 9.0%, resulting from strong growth in Specialty Insurance, and growth in Title Insurance. For 2023, consolidated net premiums and fees earned decreased 12.6% due to a decline in Title Insurance net premiums and fees partially offset by strong growth in Specialty Insurance.

Net Investment Income

The following tables reflect the invested asset bases as of the indicated dates, the investment income earned and resulting yields on such assets. Because the Company can exercise little control over fair values, management evaluates yields on the basis of investment income earned in relation to the book value of the underlying invested assets.

	Invested Assets at Book Value				Fair Value Adjust-ment	Invested Assets at Fair Value
	Specialty Insurance	Title Insurance	Corporate & Other	Total		
As of December 31:						
2023	$ 12,030.5	$ 1,350.2	$ 1,463.8	$ 14,844.5	$ 1,023.1	$ 15,867.7
2024	$ 12,489.8	$ 1,334.2	$ 1,211.1	$ 15,035.1	$ 1,043.8	$ 16,079.0

	Net Investment Income				Yield at	
	Specialty Insurance	Title Insurance	Corporate & Other	Total	Book Value	Fair Value
Years Ended December 31:						
2022	$ 358.0	$ 47.9	$ 53.5	$ 459.5	3.07%	2.83%
2023	462.7	57.0	58.5	578.3	3.82	3.62
2024	$ 546.5	$ 63.2	$ 63.3	$ 673.1	4.47%	4.18%

Net investment income increased 16.4% in 2024 and 25.8% in 2023, driven by higher investment yields. During 2024, the Company reinvested in corporate fixed income securities with an average yield of 4.8% compared to an average book yield on disposals of 3.5%.

Loss and Loss Adjustment Expenses

Total loss costs are affected by the amount of paid claims and the adequacy of reserve estimates established for current and prior years' claim occurrences at each balance sheet date.

The following table shows a breakdown of gross and net of reinsurance loss reserve estimates for major types of insurance coverages as of December 31, 2024 and 2023:

| December 31: | Loss and Loss Adjustment Expense Reserves | | | |
| | 2024 | | 2023 | |
	Gross	Net	Gross	Net
Workers' compensation	$ 4,653.0	$ 2,604.5	$ 4,723.5	$ 2,725.3
Commercial auto	4,288.6	1,993.2	3,492.8	1,808.4
General liability	1,763.5	817.0	1,518.8	705.5
Financial indemnity	926.6	715.2	873.7	652.7
Other coverages	1,206.1	903.2	1,016.5	759.8
Unallocated loss adjustment expense reserves	308.1	308.1	303.3	303.3
Total Specialty Insurance reserves	13,146.2	7,341.5	11,928.9	6,955.2
Title Insurance	572.7	572.7	598.5	598.5
Life and accident	8.8	6.4	10.7	6.6
Total loss and loss adjustment expense reserves	$13,727.7	$ 7,920.6	$12,538.2	$ 7,560.4
Asbestosis and environmental loss reserves included in the above Specialty Insurance reserves:				
Amount	$ 167.6	$ 106.5	$ 130.6	$ 87.5
% of total Specialty Insurance reserves	1.3%	1.5%	1.1%	1.3%

A summary of changes in aggregate reserves for loss and loss adjustment expenses is included in Note 5 in the Notes to Consolidated Financial Statements.

The percentage of net loss and loss adjustment expenses incurred as a percentage of premiums and related fee revenues of the Company's two reportable segments and for its consolidated operations were as follows:

Years Ended December 31:	2024	2023	2022
Specialty Insurance	64.1 %	62.0%	62.1%
Title Insurance	1.8	1.9	2.3
Consolidated loss ratio	41.7 %	38.7%	31.8%
Reconciliation of consolidated loss ratio:			
Provision for insured events of the current year	43.9 %	43.3%	35.5%
Change in provision for insured events of prior years:			
Net favorable development	(2.2)	(4.6)	(3.7)
Consolidated loss ratio	41.7 %	38.7%	31.8%

The increases in the consolidated loss and loss adjustment expense ratios for the periods presented above are impacted by the shift in mix with Specialty Insurance contributing more to the total in more recent periods. Additionally, the 2024 ratios were also affected by improving current year loss ratios that were more than offset by lower levels of favorable prior year loss reserve development within Specialty Insurance.

For the three most recent calendar years, the above table indicates that the one-year development of consolidated reserves at the beginning of each year produced favorable developments in 2024, 2023, and 2022, which on average decreased the consolidated loss ratio by 3.5 percentage points. Specialty Insurance experienced favorable development in 2024, but to a lesser degree than the high levels experienced in 2023 and 2022. Favorable development in Specialty Insurance continues within workers' compensation, commercial auto, and property lines of coverage. Title Insurance experienced relatively consistent levels of favorable development as a percentage of net premiums and fees earned in 2024 compared to 2023.

Management believes that its overall reserving practices have been consistently applied over many years, and that its aggregate net reserves have generally resulted in reasonable approximations of the ultimate net costs of losses incurred. Management maintains hold periods that vary primarily by line of business. However, reserves may be increased within a holding period if the initial expected loss ratio may be inadequate. Conversely, in certain cases, reserves may be released within a holding period when the redundancies are expected to exceed the upper end of the actuarially determined range, or if an increase to an initial expected loss ratio within a hold period is subsequently deemed to be excessive. No representation is made nor is any guaranty given that ultimate net losses and related costs will not develop in future years to be significantly greater or lower than currently established reserve estimates. In management's opinion, such changes in net losses and related costs are not likely to have a material effect on the Company's consolidated financial position, although it could materially affect its consolidated results of operations for any one annual or interim reporting period. See further discussion in this Annual Report on Form 10-K under Item 1A - Risk Factors.

Underwriting Acquisition and Other Expenses

The following table sets forth the expense ratios registered by each reportable segment and in consolidation for the periods shown:

Years Ended December 31:	2024	2023	2022
Specialty Insurance	28.1%	28.2%	27.4%
Title Insurance	95.2	95.2	90.9
Consolidated	52.2%	53.9%	59.2%

Variations in the Company's consolidated expense ratios reflect a continually changing mix of coverages sold and costs of producing business. To a significant degree, expense ratios for both the Specialty and Title Insurance segments are mostly reflective of variable costs, such as commissions or similar charges, that rise or decline along with corresponding changes in premium and fee income and can fluctuate with line of coverage mix. General operating expenses are routinely subject to timing as well as investments in business expansion and information technology. The decreases in the consolidated expense ratios for the periods presented in the table above are impacted by the shift in mix with Specialty Insurance contributing more to the total. The ratios also reflect the benefit from scale, offset by costs incurred to start-up new underwriting subsidiaries and invest in information technology.

Combined Ratios

The combined ratios of the above summarized net loss and loss adjustment expenses and underwriting expenses are as follows:

Years Ended December 31:	2024	2023	2022
Specialty Insurance	92.2%	90.2%	89.5%
Title Insurance	97.0	97.1	93.2
Consolidated	93.9%	92.6%	91.0%

Net Investment Gains (Losses)

The Company's investment policies are designed to produce a stable source of income from interest and dividends, support the protection of capital, and provide sufficient liquidity to meet insurance underwriting and other obligations as they become payable in the future.

The following table reflects the composition of net investment gains or losses for the periods shown.

Years Ended December 31:	2024	2023	2022
Realized investment gains (losses) from actual transactions:			
Fixed income	$ (112.1)	$ (180.7)	$ (187.6)
Equity securities and other	206.5	165.5	373.3
Total	94.3	(15.2)	185.7
Impairment losses	(5.4)	(51.8)	(123.5)
Unrealized gains (losses) from changes in fair value of equity securities	(18.9)	(123.9)	(263.4)
Total investment gains (losses)	$ 69.9	$ (190.9)	$ (201.1)

Dispositions of fixed income securities from scheduled maturities and early calls were 39.9%, 48.3%, and 49.1% of total fixed income dispositions occurring in 2024, 2023, and 2022, respectively. Realized gain (loss) activity in 2024 was primarily the result of portfolio management, including the Company's monitoring of concentration limits at the individual legal entity levels, tax planning, and interest rate environment considerations. Sales activity within the fixed income portfolio allowed the Company to increase its book yield on that portfolio quicker than anticipated, taking full advantage of the current interest rate environment, in a tax efficient manner.

The 2023 full year impairment charge primarily reflects an estimated loss on the then pending sale of the RFIG Run-off mortgage insurance business, and to a lesser extent, impairment losses recorded on fixed income securities that the Company intended to and subsequently disposed of to facilitate certain structural changes to a deferred compensation plan, as well as a small credit loss.

During 2022, the Company rebalanced the investment portfolio by reducing equity security holdings and increasing fixed income holdings as reinvestment rates began to materially improve. Additionally, 2022 includes investment impairment charges of $123.5 on fixed income securities, which management intended to and subsequently disposed of during the year, driven primarily by tax planning considerations.

The realization of investment gains or losses can be highly discretionary and can be affected by such factors as the timing of individual securities sales, the recording of estimated losses from write-downs of impaired securities, tax-planning and tax-rate change considerations, and modifications of investment management judgments regarding the direction of securities markets or the future prospects of individual investees or industry sectors.

Income Taxes

The effective consolidated income tax rates were 20.3%, 19.9%, and 19.9% in 2024, 2023, and 2022, respectively. The rates for each year reflect primarily the varying proportions of pretax operating income derived from partially tax preferred investment income (principally tax-exempt interest and dividend income).

Segment Overview

Specialty Insurance

Summary Operating Results

| | | | | % Change | |
| | | | | 2024 | 2023 |
Years Ended December 31:	2024	2023	2022	vs. 2023	vs. 2022
Revenues:					
Net premiums written	$ 5,030.5	$ 4,356.3	$ 3,978.2	15.5 %	9.5 %
Net premiums earned	4,677.0	4,119.2	3,808.6	13.5	8.2
Other income	177.0	162.2	148.9	9.1	8.9
Expenses:					
Loss and loss adjustment expenses	2,975.6	2,536.7	2,352.0	17.3	7.9
Dividends to policyholders	23.5	16.5	12.5	42.0	32.1
Underwriting, acquisition, and other expenses:					
Commissions	546.8	465.3	435.1	17.5	6.9
Insurance taxes, licenses, and fees	172.7	159.8	161.1	8.1	(0.8)
Subtotal	719.6	625.2	596.2	15.1	4.9
General expenses	771.1	697.0	595.7	10.6	17.0
Total underwriting, acquisition, and other expenses	1,490.8	1,322.2	1,192.0	12.7	10.9
Segment underwriting income	$ 364.0	$ 406.0	$ 400.9	(10.3)%	1.3 %
Loss ratio:					
Current year	66.4%	67.7%	67.2%		
Prior years	(2.3)	(5.7)	(5.1)		
Total	64.1	62.0	62.1		
Expense ratio	28.1	28.2	27.4		
Combined ratio	92.2%	90.2%	89.5%		

Specialty Insurance continued to produce a highly profitable combined ratio and strong segment underwriting income in 2024, with lower levels of favorable prior year loss reserve development compared to 2023 and 2022.

Premiums & Fees

The percentage of net earned premiums for major insurance coverages in the Specialty Insurance segment was as follows:

	Specialty Insurance Net Earned Premiums by Type of Coverage		
Years Ended December 31:	2024	2023	2022
Commercial auto	41.9%	41.0%	39.5%
Workers' compensation	17.9	19.5	21.3
Property	12.8	11.5	9.8
General liability	7.8	6.1	5.2
Financial indemnity	6.9	8.4	10.3
Home and auto warranty	6.7	7.6	8.7
Other coverages	6.0%	5.9%	5.2%

Specialty Insurance net premiums earned increased 13.5% for 2024, driven by a combination of premium rate increases, high renewal retention ratios, and new business production. The growth includes contributions from recently established insurance underwriting subsidiaries, including Old Republic Accident & Health's first premium production coming in the fourth quarter. Premium growth was most pronounced within commercial auto, property, and general liability. Public D&O and transactional risk premiums (included within financial indemnity) declined throughout the year, largely due to market conditions and the fourth quarter exit of the transactional risk business that produced $19.4 of net premiums earned in 2024. Commercial auto, general liability, and property continued to achieve strong rate increases, while rate declines continued in public D&O and workers' compensation. Investments in new underwriting subsidiaries have contributed, and are expected to continue to contribute, to the Company's production of lines outside of commercial auto and workers' compensation.

Specialty Insurance net premiums earned increased 8.2% for 2023, also driven by a combination of premium rate increases, high renewal retention ratios, and new business production. Premium growth occurred across most lines of coverage and was most pronounced within commercial auto, property, and general liability, partially offset by declines in public D&O and home warranty. Commercial auto, general liability and property achieved strong rate increases while there were rate declines in public D&O and workers' compensation.

Loss and Loss Adjustment Expenses

The percentage of net loss and loss adjustment expenses measured against premiums earned by major types of insurance coverage were as follows:

	Specialty Insurance Loss Ratios by Type of Coverage		
Years Ended December 31:	2024	2023	2022
Commercial auto	72.4%	71.5%	66.6%
Workers' compensation	48.0	41.4	45.9
Property	53.2	61.0	65.4
Financial indemnity	63.9	48.2	67.0
General liability	72.9	76.0	71.6
Home and auto warranty	58.2	65.5	66.9
Other coverages	73.1	65.9	60.4
All coverages	64.1%	62.0%	62.1%

Overall, the loss ratios for Specialty Insurance in 2024 were within expectations despite the lower favorable loss reserve development from prior periods when compared to the historically high levels experienced in 2023 and 2022.

Net favorable reserve development came primarily from:

- workers' compensation (favorable development predominantly from accident years 2012-2019, partially offset by unfavorable development predominantly from years prior to 2011, 2022, and 2023);
- commercial auto (favorable development predominantly from accident years 2017-2022, partially offset by unfavorable development from 2023); and
- property, which includes commercial multi-peril (favorable development predominantly from accident years 2016-2019 and 2023).

Net unfavorable reserve development came primarily from:

- general liability, which includes excess coverages, at a relatively consistent level with 2023; and
- transactional risk (included within financial indemnity), which is a small component of the professional liability business (approximately $19.4 of premium in 2024) and is a low frequency, high severity product.

The 2023 favorable development was largely attributable to workers' compensation and commercial auto, offset by general liability. In 2022, the property loss ratio was elevated primarily due to the impacts of Hurricane Ian, impacted by reinstatement premiums of $16.6 and losses based on the Company's estimated $10.0 net retention, and the financial indemnity loss ratio reflected an elevated level of security class action claims on public D&O from accident years 2018 and 2019.

Unfavorable asbestosis and environmental (A&E) claim developments included in the general liability coverages above are typically attributable to periodic re-evaluations of such reserves as well as subsequent reclassifications of other coverages' reserves, most often workers' compensation, deemed assignable to the A&E category of losses. Except for a small portion that emanates from ongoing primary insurance operations, a large majority of the A&E claim reserves posted by Old Republic stem mainly from its participations in assumed reinsurance treaties and insurance pools which were discontinued during the 1980's and have since been in run-off status. With respect to the primary portion of gross A&E reserves, Old Republic administers the related claims through its claims personnel as well as outside attorneys, and posted reserves reflect its best estimates of ultimate claim costs. Claims administration for the assumed portion of the Company's A&E exposures is handled by the claims departments of unaffiliated primary or ceding reinsurance companies. While the Company performs periodic reviews of certain claim files managed by third parties, the overall A&E reserves it establishes respond to the paid claim and case reserve activity reported to the Company as well as available industry statistical data such as survival ratios. Such ratios represent the number of years' average paid losses for the three or five most recent calendar years that are encompassed by an insurer's A&E reserve level at any point in time. According to this analysis of an insurer's A&E loss reserve level, Old Republic's average five-year paid loss survival ratios stood at 8.3 years (gross) and 8.4 years (net of reinsurance) as of December 31, 2024, and 6.6 years (gross) and 7.4 years (net of reinsurance) as of December 31, 2023. Fluctuations in this ratio between years can be caused by the inconsistent payout patterns associated with these types of claims. For the five years ended December 31, 2024, incurred A&E claims and related loss settlement costs have averaged 0.7% of average annual Specialty Insurance loss and loss adjustment expenses.

A summary of reserve activity, including estimates for IBNR, relating to A&E claims at December 31, 2024 and 2023 is as follows:

December 31:	2024		2023	
	Gross	Net	Gross	Net
Asbestosis:				
Reserves at beginning of year	$ 109.2	$ 70.2	$ 98.3	$ 66.7
Loss and loss expenses incurred	52.1	27.9	27.9	16.9
Loss and loss adjustment expenses paid	15.1	9.7	17.0	13.4
Reserves at end of year	146.2	88.4	109.2	70.2
Environmental:				
Reserves at beginning of year	21.4	17.3	23.0	17.3
Loss and loss expenses incurred	1.3	1.2	0.4	1.4
Loss and loss adjustment expenses paid	1.3	0.4	2.0	1.5
Reserves at end of year	21.4	18.1	21.4	17.3
Total asbestosis and environmental reserves	$ 167.6	$ 106.5	$ 130.6	$ 87.5

In 2024, the Company responded to industry severity trends by considerably increasing A&E reserves (reported in general liability) on both a gross and a net basis.

Sales and General Expenses

The expense ratio for 2024 was in line with expectations and generally reflects the benefit from scale, offset by costs incurred to start-up new underwriting subsidiaries and invest in information technology. Higher personnel and information technology costs contributed to the higher expense ratio in 2023 when compared to 2022.

Title Insurance

Summary Operating Results

Years Ended December 31:	2024	2023	2022	% Change 2024 vs. 2023	% Change 2023 vs. 2022
Revenues:					
Net premiums earned	$ 2,334.6	$ 2,300.9	$ 3,500.6	1.5 %	(34.3)%
Title, escrow, and other fees	284.4	261.8	333.2	8.6	(21.4)
Total premiums and fees	2,619.1	2,562.8	3,833.8	2.2	(33.2)
Other income	0.6	0.7	0.9	(18.1)	(15.4)
Expenses:					
Loss and loss adjustment expenses	46.1	48.7	89.1	(5.4)	(45.3)
Underwriting, acquisition, and other expenses:					
Commissions	1,601.2	1,608.1	2,464.8	(0.4)	(34.8)
Insurance taxes, licenses, and fees	37.5	18.7	73.5	100.0	(74.5)
Subtotal	1,638.7	1,626.8	2,538.3	0.7	(35.9)
General expenses	855.1	812.4	945.8	5.3	(14.1)
Total underwriting, acquisition, and other expenses	2,493.8	2,439.3	3,484.2	2.2	(30.0)
Segment underwriting income	$ 79.7	$ 75.4	$ 261.3	5.7 %	(71.1)%
Loss ratio (a):					
Current year	3.4%	3.7%	3.6%		
Prior years	(1.6)	(1.8)	(1.3)		
Total	1.8	1.9	2.3		
Expense ratio	95.2	95.2	90.9		
Combined ratio	97.0%	97.1%	93.2%		

_____

(a) Title loss, expense, and combined ratios are calculated on the basis of combined net premiums and fees earned.

Premiums & Fees

Title Insurance premium and fee revenues stemming from the Company's direct operations (which include branch offices of its title insurers and wholly-owned agency subsidiaries) are generally recognized as income at the transaction closing date which approximates the policy effective date. Fee income related to escrow and other closing services is recognized when the related services have been performed and completed. Title premium and fee revenues produced by independent title agents are recognized upon receipt, rather than making estimates that could be subject to significant variance from actual premium and fee production. Such receipts can result in a three to four month lag relative to the effective date of the underlying title policy and are offset concurrently by production expenses and loss reserve provisions.

The following table shows the percentage distribution of Title Insurance premium and fee revenues by production sources:

	Premium and Fee Production by Source		
Years Ended December 31:	2024	2023	2022
Direct Operations	23.0%	21.0%	19.5%
Independent Title Agents	77.0%	79.0%	80.5%

Title Insurance net premiums and fees earned increased by 2.2% in 2024. Directly produced revenues grew in 2024, while agency produced revenues, which are reported on a lag, came in relatively flat for 2024. Commercial premiums were generally flat for 2024, and represent approximately 22% of premiums earned in 2024 and 2023. For 2023, net premiums and fees earned declined by 33.2%, driven by a continued drop in mortgage originations attributable to higher mortgage interest rates.

Loss and Loss Adjustment Expenses

Title Insurance loss ratios have remained in the low single digits for a number of years due to a continuation of favorable trends in claims frequency and severity. Favorable developments of reserves established in prior years continued to reduce the loss ratios for the periods reported.

Sales and General Expenses

Sales and general expenses for 2023 were impacted by the recovery of a $17.2 state sales tax assessment paid and expensed in the fourth quarter of 2022. The assessment increased the 2022 expense ratio by 0.5 percentage points and its recovery reduced the 2023 expense ratio by 0.7 percentage points. Excluding the impact of the sales tax assessment on the 2023 expense ratio, the expense ratio for 2024 improved as a result of expense management and scale, most notably in the segment's direct operations. The 2023 expense ratio also reflects the impact of lower directly produced revenues that carry higher expenses.

FINANCIAL POSITION

The Company's financial position at December 31, 2024 reflected increases in assets and liabilities of 5.1% and 10.6%, respectively, and a decrease in common shareholders' equity of 12.4%, when compared to the immediately preceding year-end. Cash and invested assets represented 58.9% and 61.1% of consolidated assets as of December 31, 2024 and 2023, respectively. As of year-end 2024, the cash and invested asset base increased by 1.4% to $16,408.8.

Investment Portfolio

Old Republic continues to adhere to its long-term policy of investing primarily in investment grade, marketable securities. At both December 31, 2024 and 2023, nearly all of the Company's investments consisted of marketable securities. The investment portfolio has extremely limited exposure to high risk or illiquid asset classes such as limited partnerships, derivatives, hedge funds or private equity investments. In addition, the Company does not engage in hedging or securities lending transactions, nor does it invest in securities with values predicated on non-regulated financial instruments with unfunded counter-party risk attributes. At December 31, 2024, the Company had no fixed income securities in default as to principal and/or interest.

Short-term maturity investment positions reflect a large variety of factors including current operating needs, expected operating cash flows, debt maturities, and investment strategy considerations. Accordingly, the future level of short-term investments will vary and respond to the interplay of these factors and may, as a result, increase or decrease from current levels.

The Company does not own or utilize derivative financial instruments for the purpose of hedging, enhancing the overall return of its investment portfolio, or reducing the cost of its debt obligations. With regard to its equity portfolio, the Company does not own any options nor does it engage in any type of option writing. Traditional investment management tools and techniques are employed to address the yield and valuation exposures of the invested assets base. The fixed income investment portfolio is managed so as to limit various risks inherent in the bond market. Credit risk is addressed through asset diversification and the purchase of investment grade securities. Reinvestment rate risk is reduced by concentrating on non-callable issues, and by taking asset-liability matching considerations into account. Purchases of mortgage- and asset-backed securities, which have variable principal prepayment options, are generally avoided. Market value risk is limited through the purchase of bonds of intermediate maturity. The combination of these investment management practices is expected to produce a more stable fixed income investment portfolio that is not subject to extreme interest rate sensitivity and principal deterioration.

The fair value of the Company's fixed income investment portfolio is sensitive, however, to fluctuations in the level of interest rates, but not materially affected by changes in anticipated cash flows caused by any prepayments. The impact of interest rate movements on the fixed income investment portfolio generally affects net unrealized gains or losses. As a general rule, rising interest rates enhance currently available yields but typically lead to a reduction in the fair value of existing fixed income securities. By contrast, a decline in such rates reduces currently available yields but usually serves to increase the fair value of the existing fixed income investment portfolio. All such changes in fair value of securities are reflected, net of deferred income taxes, directly in the common shareholders' equity account, and as a separate component of the consolidated statements of comprehensive income. Given the Company's inability to forecast or control the movement of interest rates, Old Republic sets the maturity spectrum of its fixed income securities portfolio within parameters of estimated liability payouts, and focuses the overall portfolio on high quality investments. By so doing, Old Republic believes it is reasonably assured of its ability to hold securities to maturity as it may deem necessary in changing environments, and of ultimately recovering their aggregate cost.

Possible future declines in fair values for Old Republic's fixed income portfolio would negatively affect the common shareholders' equity account at any point in time but would not necessarily result in the recognition of realized investment losses.

The following tables show certain information relating to the Company's fixed income and equity portfolios as of the dates shown:

Fixed Income Securities Stratified by Credit Quality (a)

December 31:	2024	2023
Aaa	18.0%	18.8%
Aa	9.4	9.5
A	40.5	35.9
Baa	30.7	34.7
Total investment grade	98.6	98.9
Non-investment grade or non-rated issuers	1.4	1.1
Total	100.0%	100.0%

_____

(a) Credit quality ratings referred to herein are a blend of those assigned by the major credit rating agencies for U.S. and Canadian Governments, Agencies, Corporates, and Municipal issuers.

Tight credit spreads resulted in a preference toward purchases of higher rated securities during 2024.

Gross Unrealized Gains and Losses Stratified by Industry Concentration for Fixed Income Securities

December 31, 2024	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Non-Investment Grade Fixed Income Securities by Industry Concentration:				
Consumer, Cyclical	$ 42.3	$ —	$ 1.2	$ 41.1
Energy	40.4	0.2	0.3	40.3
Basic Materials	29.9	—	0.9	29.0
Industrial	22.6	—	0.9	21.7
Other (includes three industry groups)	26.1	—	0.2	25.9
Total	$ 161.5	$ 0.4	$ 3.7	$ 158.2
Investment Grade Fixed Income Securities by Industry Concentration:				
Government	$ 2,255.8	$ 2.7	$ 62.6	$ 2,195.9
Consumer, Non-cyclical	2,034.0	13.6	20.5	2,027.2
Utilities	2,014.5	11.8	29.5	1,996.8
Financial	1,560.8	15.7	11.4	1,565.1
Industrial	1,486.0	13.9	12.9	1,487.1
Consumer, Cyclical	917.3	7.8	5.8	919.3
Energy	649.9	4.6	7.0	647.5
Other (includes four industry groups)	1,095.6	8.5	10.1	1,094.0
Total	$ 12,014.3	$ 79.0	$ 160.1	$ 11,933.3

In the above tables the unrealized losses on fixed income securities are primarily deemed to reflect changes in the interest rate environment.

Gross Unrealized Gains and Losses Stratified by Industry Concentration for Equity Securities

December 31, 2024	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity Securities by Industry Concentration:				
Consumer, Non-cyclical	$ 380.1	$ 246.4	$ 4.6	$ 621.9
Industrial	259.4	359.5	1.2	617.6
Utilities	361.7	150.3	9.4	502.6
Energy	137.7	77.1	—	214.8
Financial	73.8	95.5	—	169.3
Consumer, Cyclical	64.4	84.8	—	149.2
Other (includes five industry groups)	133.4	134.8	3.3	264.9
Total	$ 1,410.7	$ 1,148.6	$ 18.6	$ 2,540.7

The Company's equity portfolio consists of high-quality common stocks of U.S. companies with long-term records of reasonable earnings growth and steadily increasing dividends.

Gross Unrealized Losses Stratified by Maturity Ranges for All Fixed Income Securities

	Amortized Cost		Gross Unrealized Losses	
December 31, 2024	All	Non-Investment Grade Only	All	Non-Investment Grade Only
Maturity Ranges:				
Due in one year or less	$ 1,230.4	$ 17.2	$ 7.4	$ —
Due after one year through five years	3,245.6	68.9	76.6	2.3
Due after five years through ten years	2,473.4	33.9	72.1	1.3
Due after ten years	321.5	—	7.6	—
Total	$ 7,271.1	$ 120.1	$ 163.8	$ 3.7

Gross Unrealized Losses Stratified by Duration and Amount of Unrealized Losses for All Fixed Income Securities

	Amount of Gross Unrealized Losses			
December 31, 2024	Less than 20% of Cost	20% to 50% of Cost	More than 50% of Cost	Total Gross Unrealized Loss
Number of Months in Unrealized Loss Position:				
Fixed Income Securities:				
One to six months	$ 75.0	$ —	$ —	$ 75.0
Seven to twelve months	—	—	—	—
More than twelve months	88.7	—	—	88.7
Total	$ 163.8	$ —	$ —	$ 163.8

In the above tables the unrealized losses on fixed income securities are primarily deemed to reflect changes in the interest rate environment.

Age Distribution of Fixed Income Securities

December 31:	2024	2023
Maturity Ranges:		
Due in one year or less	11.9%	13.1%
Due after one year through five years	47.9	49.9
Due after five years through ten years	37.4	36.3
Due after ten years through fifteen years	2.7	0.6
Due after fifteen years	0.1	0.1
Total	100.0%	100.0%
Average Maturity in Years	4.5	4.3
Duration	3.8	3.7

The shift in 2024 to fixed income securities with longer maturities is a result of continued asset-liability matching consideration.

Duration is used as a measure of bond price sensitivity to interest rate changes. A duration of 3.8 as of December 31, 2024 implies that a 100-basis point parallel increase in interest rates from current levels would result in a possible decline in the fair value of the fixed income investment portfolio of approximately 3.8%.

Liquidity and Capital Resources

The parent holding company meets its liquidity and capital needs principally through dividends and interest on intercompany financing arrangements paid by its subsidiaries. The insurance subsidiaries' ability to pay cash dividends and interest to the parent company is generally restricted by law or subject to approval of the insurance regulatory authorities. Based on December 31, 2024 statutory balances, the Company can receive up to $952.2 in ordinary dividends from its subsidiaries in 2025 without the prior approval of regulatory authorities. The liquidity achievable through such permitted dividend payments is sufficient to cover the parent holding company's currently expected regularly recurring cash outflows represented mostly by interest, anticipated cash dividend payments to shareholders, operating expenses, and the near-term capital needs of its operating subsidiaries.

Old Republic's total capitalization of $7,207.6 at December 31, 2024 consisted of debt of $1,588.7 and common shareholders' equity of $5,618.9. Changes in the common shareholders' equity account reflect primarily net income excluding net investment gains (losses), realized and unrealized gains (losses), dividend payments to shareholders, and share repurchases for the year then ended. At December 31, 2024, the Company's consolidated debt to equity ratio was 28.3%.

Old Republic has paid a regular cash dividend without interruption since 1942 (83 years), and it has raised the regular annual cash dividend for each of the past 43 years. The dividend amount is reviewed and approved by the Board of Directors quarterly and annually. In establishing each year's regular cash dividend, the Company does not follow a strict formulaic approach, and favors an increasing dividend amount largely reflective of long-term consolidated operating earnings trends. Accordingly, each year's regular dividend is set judgmentally in consideration of such key factors as the dividend paying capacity of the Company's insurance subsidiaries, the trends in average annual earnings for the five to ten most recent calendar years, the amount of stock repurchases, and management's long-term expectations for the Company's consolidated business and its individual operating subsidiaries. Recently, the Company has repurchased significant amounts of its outstanding shares, and the Board of Directors decided to increase regular cash dividends accordingly.

During 2024, the Company returned capital to shareholders of $1,708, comprised of $766 in dividends and $942 in share repurchases (29.9 million shares at an average price of $31.82 per share). Following the close of the year and through February 19, 2025, the Company repurchased 0.7 million additional shares for $25.5 (average price of $34.57), leaving approximately $206 remaining under the most recent authorization approved by the Company's Board of Directors in March 2024. The repurchase program was intended to comply with Rule 10b-18 and had no expiration date, did not require the purchase of any minimum number of shares and could be suspended, modified or discontinued at any time without prior notice. Old Republic may also from time to time repurchase shares pursuant to written, pre-arranged Rule 10b5-1 plans. The Company's Board of Directors also declared special cash dividends of $2.00 per share in December 2024 (paid on January 15, 2025) and $1.00 per share in August 2022 (paid on September 15, 2022). In reaching a decision to authorize the share repurchase programs and/or special dividends, the Board of Directors evaluates such factors as the current and foreseeable liquidity and capital needs of the parent holding company and its insurance company subsidiaries. Capital needs are estimated based on many factors including statutory requirements of the Company's insurance company subsidiaries (largely based on risk-based capital requirements, reserves to surplus ratios, and premiums to surplus ratios), internal enterprise risk management metrics that measure balance sheet risks against the Company's risk tolerances (including various stress tests) and capital required to maintain the current rating agency ratings.

Other Assets

Substantially all of the Company's receivables are current. Reinsurance recoverable balances on paid or estimated unpaid losses are deemed recoverable from solvent reinsurers or have otherwise been reduced by allowances for estimated credit losses. Deferred policy acquisition costs are estimated by taking into account the direct costs relating to the successful acquisition of new or renewal insurance contracts and evaluating their recoverability on the basis of recent trends in loss costs.

Contractual Obligations

The following table shows certain information relating to the required reporting of contractual obligations as of December 31, 2024:

	2025	2026 and 2027	2028 and 2029	2030 and After	Total
Contractual Obligations:					
Debt	$ —	$ 550.0	$ —	$ 1,050.0	$ 1,600.0
Interest on Debt	69.3	117.3	96.0	593.5	876.2
Operating Leases	57.9	81.5	49.3	70.0	258.8
Loss and Loss Adjustment Reserves (a)	3,277.0	3,942.2	1,872.7	4,635.7	13,727.7
Total	$ 3,404.2	$ 4,691.1	$ 2,018.1	$ 6,349.2	$ 16,462.8

_____

(a) Amounts are reported gross of reinsurance. As discussed herein with respect to the nature of loss reserves and the estimating process utilized in their establishment, the Company's loss reserves do not have a contractual maturity date. Estimated gross loss payments are based primarily on historical claim payment patterns, are subject to change due to a wide variety of factors, do not reflect anticipated recoveries under the terms of reinsurance contracts, and cannot be predicted with certainty. Actual future loss payments may differ materially from the current estimates shown in the table above.

Reinsurance Programs

In order to maintain premium production within its capacity and limit maximum losses for which it might become liable under its policies, Old Republic, as is common practice in the insurance industry, may cede a portion or all of its premiums and related liabilities on certain classes of insurance, individual policies, or blocks of business to other insurers and reinsurers.

The following table displays the Company's Specialty Insurance liabilities reinsured by its ten largest reinsurers as of December 31, 2024.

Reinsurer	A.M. Best Rating	Reinsurance Recoverable on Paid Losses	on Loss Reserves	Total Exposure to Reinsurer	% of Total Consolidated Reinsured Liabilities
Day One Insurance, Inc.	Unrated	$ —	$ 1,472.1	$ 1,472.1	24.6 %
Hannover Ruckversicherungs	A+	30.4	463.0	493.4	8.3
Archway Insurance, Ltd.	Unrated	3.6	446.8	450.4	7.5
Endurance Assurance Corporation	A+	7.5	355.9	363.4	6.1
Summit Insurance, Ltd.	Unrated	—	248.5	248.5	4.2
Munich Re America, Inc.	A+	32.8	188.5	221.3	3.7
Partner Reinsurance Company	A+	7.1	146.6	153.7	2.6
ARU SPC, Ltd.	Unrated	1.8	140.4	142.2	2.4
Cayalyst Insurance, Ltd.	Unrated	4.1	131.5	135.7	2.3
National WC Reinsurance Pool	Industry Pool	8.3	125.1	133.4	2.2
		$ 95.9	$ 3,718.7	$ 3,814.6	63.8 %

Reinsurance recoverable asset balances represent amounts due from or credited by assuming reinsurers for paid and unpaid losses and unearned premium and policy reserves. Such reinsurance balances recoverable from non-admitted foreign and certain other reinsurers such as captive insurance companies owned by insureds or business producers, as well as similar balances or credits arising from policies that are retrospectively rated or subject to insureds' high deductible retentions are substantially collateralized by irrevocable letters of credit, securities, and other financial instruments. Old Republic evaluates on a regular basis the financial condition of its assuming reinsurers and insureds who purchase its retrospectively rated or high deductible policies. Allowances for estimated credit losses are recognized because reinsurance, retrospectively rated, and self-insured deductible policies and contracts do not relieve Old Republic from its direct obligations to insureds or their beneficiaries.

Old Republic's reinsurance practices with respect to portions of its business also result from its desire to bring its sponsoring organizations and customers into some degree of joint venture or risk-sharing relationship. The Company may, in exchange for a ceding commission, reinsure up to 100% of the underwriting risk, and the premium applicable to such risk, to commercial institutions generally whose customers are insured by Old Republic, or individual customers who have formed captive insurance companies. The ceding commissions received compensate Old Republic for performing the direct insurer's functions of underwriting, actuarial, claim settlement, loss control, legal, reinsurance, and administrative services to comply with local and federal regulations, and for providing appropriate risk management services.

Remaining portions of Old Republic's business are reinsured in most instances with independent insurance or reinsurance companies pursuant to excess of loss agreements. Except as noted in the following paragraph, reinsurance protection on property and liability coverages generally limits the net loss from any one event to a maximum of: $5.2 for workers' compensation; $7.9 for commercial auto liability; $7.9 for general liability; $14.8 for D&O; $2.2 for aviation; and $23.1 for property coverages. Title insurance risk assumptions are generally limited to a maximum of $500.0 as to any one policy. The vast majority of title policies issued, however, carry exposures of less than $1.0.

The Company maintains treaty and facultative reinsurance coverage for its workers' compensation exposures. Pursuant to regulatory requirements, however, all workers' compensation primary insurers such as the Company remain liable for unlimited amounts in excess of reinsured limits. Other than the substantial concentration of workers' compensation losses caused by the September 11, 2001 terrorist attack on America, to the best of the Company's knowledge there had not been a similar accumulation of claims in a single location from a single occurrence prior to that event. Nevertheless, the possibility continues to exist that non-reinsured losses could, depending on a wide range of severity and frequency assumptions, aggregate several hundred million dollars to an insurer such as the Company. Such aggregation of losses could occur in the event of a catastrophe such as an earthquake that could lead to the death or injury of a large number of persons concentrated in a single facility such as a high-rise building.

As a result of the September 11, 2001 terrorist attack on America, the reinsurance industry eliminated coverage from substantially all contracts for claims arising from acts of terrorism. Primary insurers like the Company therefore became fully exposed to such claims. The Terrorism Risk Insurance Act (TRIA), the Terrorism Risk Insurance Revision and Extension Act (TRIREA), and the Terrorism Risk Insurance Program Reauthorization Act of 2019 (TRIPRA) were subsequently placed into law and serve as a federal reinsurance program administered by the Secretary of the Treasury. This legislation requires primary insurers to offer coverage for certified acts of terrorism under most commercial property and casualty insurance policies (excluding such coverages as commercial auto, burglary and theft, professional liability, and farm owners multi-peril insurance) and also provides for temporary reinsurance protection through December 31, 2027.

Although insurers are permitted to charge an additional premium for terrorism coverage, insureds may reject the coverage. The program's protection is not triggered for losses arising from an act of terrorism until the industry first suffers losses in excess of a prescribed aggregate deductible during any one year. The program deductible trigger was $200.0 for 2024. Once the program trigger is met, the program will be responsible for a fixed percentage of the Company's terrorism losses that exceed its deductible. The Company's deductible amounts to 20% of direct earned premium on eligible property and casualty insurance coverages. The Company currently reinsures limits on a treaty basis of $195.0 in excess of $5.0 for claims arising from certain acts of terrorism for casualty clash and catastrophe workers' compensation liability insurance coverages. The Company also purchases facultative reinsurance on certain accounts in excess of $200.0 to manage the Company's net exposures.

CRITICAL ACCOUNTING ESTIMATES

The Company's annual financial statements incorporate a large number and types of estimates relative to matters which are highly uncertain at the time the estimates are made. The estimation process required of an insurance enterprise such as Old Republic is by its very nature highly dynamic because it necessitates a continuous evaluation, analysis, and quantification of factual data as it becomes known to the Company. As a result, actual experienced outcomes can differ from the estimates made at any point in time and thus affect future periods' reported revenues, expenses, net income or loss, and financial condition.

Changes in estimates generally result from altered circumstances, newly emerging information and its effect on past assumptions and judgments, the effects of securities markets valuations, and changes in inflation rates and future economic conditions beyond the Company's control. As a result, Old Republic cannot predict, quantify, or guaranty the likely impact that changes in estimates will have on its future financial condition or results of operations.

Old Republic believes that its most critical accounting estimate relates to the establishment of reserves for losses and loss adjustment expenses. The major assumptions and methods used in setting this estimate are summarized as follows:

The establishment of reserves for losses and loss adjustment expenses

The Company's reserves for losses and loss adjustment expenses represents the accumulation of estimates of ultimate losses payable, including those incurred but not reported (IBNR). The establishment of loss reserves by the Company's insurance subsidiaries is a reasonably complex and dynamic process influenced by a large variety of factors as further discussed below. Consequently, reserves established are a reflection of: the opinions of a large number of persons; the application and interpretation of historical precedent and trends; expectations as to future developments; and management's judgment in interpreting all such factors. At any point in time, the Company is exposed to the possibility of higher or lower than anticipated loss costs and the resulting changes in estimates are recorded in operations of the periods during which they are made. Increases to prior reserve estimates are referred to as unfavorable development, whereas any changes that decrease previous estimates of the Company's ultimate liability are referred to as favorable development.

Most of Old Republic's consolidated loss and loss adjustment expense reserves stem from its Specialty Insurance business. At December 31, 2024, such reserves accounted for 95.8% and 92.7% of consolidated gross and net of reinsurance reserves, respectively, while similar reserves at December 31, 2023 represented 95.1% and 92.0% of the respective consolidated amounts.

The Company's reserve setting process reflects the nature of its insurance business and the operationally decentralized basis upon which it is conducted. Old Republic's Specialty Insurance operations encompass a large variety of coverages or classes of predominantly commercial insurance; it does not have a meaningful exposure to personal insurance coverages such as homeowners or private passenger auto insurance. Consequently, the wide variety of policies issued and commercial insurance customers served require that loss reserves be analyzed and established in the context of the unique or different attributes of each block or class of business produced by the Company. For example, accident liability claims from trucking companies or from general aviation customers become known relatively quickly, whereas claims of a general liability nature arising from the building activities of a construction company may emerge over extended periods of time. Similarly, claims filed pursuant to E&O, D&O or transactional risk liability coverages are usually not prone to immediate evaluation or quantification because such claims may be litigated over several years and their ultimate costs may be affected by judge or jury verdicts. Approximately 87% of the Specialty Insurance's loss reserves stem from liability insurance coverages for commercial customers which typically require more extended periods of investigation and at times protracted litigation before they are finally settled. As a consequence of these and other factors, Old Republic does not utilize a single, overarching loss reserving approach.

The Company prepares periodic analyses of its loss reserve estimates for its significant insurance coverages. It establishes point estimates for most losses on an insurance coverage line-by-line basis for individual subsidiaries, sub-classes, individual accounts, blocks of business or other unique concentrations of insurance risks, such as D&O liability, that have similar attributes. Actuarially or otherwise derived ranges of reserve levels are not utilized directly when setting reserves, rather actuarial modeling creates data points that inform management's estimates. Reported reserves encompass the Company's best point estimates at each reporting date and the overall reserve level at any point in time therefore represents the compilation of a very large number of reported reserve estimates and the results of a variety of formula calculations largely driven by analysis of historical data. Favorable or unfavorable developments of prior year reserves are implicitly covered by the point estimates incorporated in total reserves at each balance sheet date. The Company does not project future variability or make an explicit provision for uncertainty when determining its best estimate of loss reserves. Over the most recent decade actual incurred losses have developed within a reasonable range of their original estimates.

Aggregate loss reserves consist of estimates for claims and allocated loss adjustment expenses that have been reported (case) to the Company's insurance subsidiaries and reserves for claims and allocated loss adjustment expenses that have been incurred but not yet reported (IBNR) or whose ultimate costs may not become fully apparent until a future time. Additionally, the Company establishes unallocated loss adjustment expense reserves for loss settlement costs that are not directly related to individual claims. Such reserves are based on prior years' cost experience and trends and are intended to cover the unallocated costs of claim departments' administration of case and IBNR claims over time.

A large variety of statistical analyses and formula calculations are utilized to provide for IBNR claim costs as well as additional costs that can arise from such factors as monetary and social inflation, changes in claims administration processes, changes in reinsurance ceded and recoverability levels, and expected trends in claim costs and related ratios. Typically, such formulas take into account link ratios that represent prior years' patterns of incurred or paid loss trends between succeeding years, or past experience relative to progressions of the number of claims reported over time and ultimate average costs per claim.

Overall, reserves pertaining to several hundred large individual commercial insurance accounts that exhibit sufficient statistical credibility, and at times may be subject to retrospective premium rating plans or the utilization of varying levels or types of self-insured retentions through captive insurers and similar risk management mechanisms, are established on an account by account basis using case reserves and applicable formula-driven methods. Large account reserves are usually set and analyzed for groups of coverages such as workers' compensation, commercial auto, and general liability that are underwritten jointly for many customers. For certain long-tail categories of insurance such as retained or assumed excess liability or excess workers' compensation, D&O liability, and commercial umbrella liability relative to which claim development patterns are particularly long, more volatile, and immature in their early stages of development, the Company judgmentally establishes the most current accident years' loss reserves on the basis of expected loss ratios. Such expected loss ratios typically reflect currently estimated loss ratios from prior accident years, adjusted for the effect of actual and anticipated rate changes, actual and anticipated changes in coverage, reinsurance, mix of business, and other anticipated changes in external factors such as trends in loss costs or the legal and claims environment. Expected loss ratios are generally held for the two to five most recent accident years depending on the individual class or category of business. However, reserves may be increased within a holding period if the initial expected loss ratio may be inadequate. Conversely, in certain cases, reserves may be released within a holding period when the redundancies are expected to exceed the upper end of the actuarially determined range, or if an increase to an initial expected loss ratio within a hold period is subsequently deemed to be excessive. As actual claims data emerges in succeeding interim and annual periods, accident year loss ratio assumptions are validated or otherwise adjusted sequentially through the application of statistical projection techniques such as the Bornhuetter/Ferguson method, which utilizes data from the more mature experience of prior years to arrive at a likely indication of more recent years' loss trends and costs.

Title insurance and related escrow services loss and loss adjustment expense reserves are established as point estimates to cover the projected settlement costs of known as well as IBNR losses related to premium and escrow service revenues of each reporting period. Reserves for known claims are based on an assessment of the facts available to the Company during the settlement process. The point estimates covering all loss reserves take into account IBNR claims based on past experience and evaluations of such variables as changing trends in the types of policies issued, changes in real estate markets and interest rate environments, and changing levels of loan refinancing, all of which can have a bearing on the emergence, number, and ultimate costs of claims.

As discussed above, the reserves for losses and related loss adjustment expenses are based on a wide variety of factors and calculations. Among these the Company believes the most critical are:

- Holding expected loss ratios for the two to five most recent accident years, particularly for long-tail coverages as to which information about covered losses emerges and becomes more accurately quantifiable over long periods of time. Long-tail coverages generally include workers' compensation, commercial auto liability, general liability, E&O and D&O liability, as well as title insurance. Gross loss reserves related to such long-tail coverages ranged between 94.1% and 94.2%, and averaged 94.1% of gross consolidated loss reserves as of the three most recent year ends. Net of reinsurance recoverables, such reserves ranged between 93.8% and 94.9% and averaged 94.4% as of the same dates.

- Loss trends that are considered when establishing the above noted expected loss ratios which take into account such variables as: judgments and estimates relative to premium rate trends and adequacy, current and expected interest rates, current and expected social and economic inflation trends, and insurance industry statistical claim trends. The Company applies these expected loss ratios to earned premiums when estimating the periodic reserve for losses and loss adjustment expenses.
- Loss development factors, expected claim rates and average claim costs, all of which are based on Company and/or industry statistics may also be used to project reported and unreported losses for each accounting period.

Volatility of Reserve Estimates and Sensitivity

There is a great deal of uncertainty in the estimates of loss and loss adjustment expense reserves, and unanticipated events can have both a favorable or unfavorable impact on such estimates. The Company believes that the factors most responsible, in varying and continually changing degrees, for such favorable or unfavorable development are as follows:

Specialty Insurance net loss reserves can be affected by actual experience differing from expectations related to:
- frequency of claims incurred but not reported;
- the effect of reserve discounts applicable to certain workers' compensation claims;
- severity of litigated claims;
- governmental or judicially imposed retroactive conditions in the settlement of claims such as noted elsewhere in this document in regard to black lung disease claims;
- inflation rates applicable to repairs and the medical benefits portion of claims; and
- the emergence patterns applicable to certain types of claims such as those stemming from litigated, assumed reinsurance, or A&E claims.

Title Insurance loss reserve levels can be impacted by such developments as:
- loan refinancing activity, the effect of which can be to change the expected period during which title policies remain exposed to loss emergence; and
- changes in either property values or the volume of transactions which, by virtue of the speculative nature of some real estate developments, can lead to increased occurrences of fraud, defalcations or mechanics' liens.

With respect to Old Republic's small life and accident insurance operations, reserve adequacy may be impacted by:
- medical care cost inflation;
- frequency and severity of claims; and
- catastrophic events where there are concentrations of insured lives.

Consolidated loss costs developed favorably in the three most recent calendar years. This development had the effect of reducing consolidated annual loss costs for the three most recent years within a range of 4.8% and 10.6%, or by an average of approximately 8.6% per annum. As a percentage of each of these years' consolidated earned premiums and fees, the favorable developments have ranged between 2.2% and 4.6%, and have averaged 3.5%.

The consolidated cumulative development on prior year loss reserves over the past ten years through December 31, 2024 has ranged from 2.2% favorable to 16.3% favorable and averaged 11.2% favorable (approximately $887.1 based on current year ending reserves). Given the long tail associated with most of the Company's lines of business, this loss reserve development has occurred over many years. The consolidated one-year development on prior year loss reserves over the past ten years through December 31, 2024 has ranged from 0.5% favorable to 4.3% favorable and averaged 2.3% favorable (approximately $182.1 based on current year ending reserves). Management does not have a practical business reason for making projections of likely outcomes of future loss developments. Further, the analysis and evaluation of the existing business mix, the natural offset effects of the Company's diverse coverage, current aggregate loss reserve levels, and loss development patterns suggest these historical outcomes are illustrative of the reasonable likelihood of how 2024 year-end loss reserves could ultimately develop. The most significant factors impacting the potential reserve development for each of the Company's insurance segments are discussed above.

The current analysis of loss development factors and economic conditions influencing the Company's insurance coverages point to a position of reserve adequacy. In management's opinion, the other segments' loss reserve development patterns (most notably those associated with title insurance) show greater variability due to changes in economic conditions which cannot be reasonably anticipated. Consequently, management believes that using the historical outcomes presented above provides a reasonable range of cumulative and one-year reserve development for a sensitivity analysis of the Company's consolidated reserves as of December 31, 2024.

OTHER INFORMATION

Reference is here made to "Segment Information" appearing elsewhere herein.

Historical data pertaining to the operating results, liquidity, and other performance indicators applicable to an insurance enterprise such as Old Republic are not necessarily indicative of results to be achieved in succeeding years. In addition to the factors cited below, the long-term nature of the insurance business, seasonal and annual patterns in premium production and incidence of claims, changes in yields obtained on invested assets, changes in government policies and free markets affecting inflation rates and general economic conditions, and changes in legal precedents or the application of law affecting the settlement of disputed and other claims can have a bearing on period-to-period comparisons and future operating results.

Some of the oral or written statements made in the Company's reports, press releases, and conference calls following earnings releases, can constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally include words such as "expect," "predict," "estimate," "will," "should," "anticipate," "believe," and similar expressions. Any such forward-looking statements involve assumptions, uncertainties, and risks that may affect the Company's future performance. With regard to Old Republic's Specialty Insurance segment, its results can be particularly affected by the level of market competition, which is typically a function of available capital and expected returns on such capital among competitors, the levels of investment yields and inflation rates, and periodic changes in claim frequency and severity patterns caused by natural disasters, weather conditions, accidents, illnesses, work-related injuries, claims development and the impact on loss reserves, adequacy and availability of reinsurance, uncertainties in underwriting and pricing risks, and unanticipated external events. Title Insurance results can be affected by similar factors, and by changes in national and regional housing demand and values, the availability and cost of mortgage loans and employment trends. Life and accident insurance earnings can be affected by the levels of employment and consumer spending, changes in mortality and health trends, and alterations in policy lapsation rates. At the parent holding company level, operating earnings or losses are generally reflective of the amount of debt outstanding and its cost, interest income on temporary holdings of short-term investments, and period-to-period variations in the costs of administering the Company's widespread operations. In addition, results could be particularly affected by technology and security breaches or failures, including cybersecurity incidents.

A more detailed listing and discussion of the risks and other factors which affect the Company's risk-taking insurance business are included in Part I, Item 1A - Risk Factors and the various risks, uncertainties, and other factors that are included from time to time in other Securities and Exchange Commission filings.

Any forward-looking statements or commentaries speak only as of their dates. Old Republic undertakes no obligation to publicly update or revise any and all such comments, whether as a result of new information, future events or otherwise, and accordingly they may not be unduly relied upon.

Item 7A - Quantitative and Qualitative Disclosure About Market Risk
($ in Millions)

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments as a result of changes in interest rates, equity prices, foreign exchange rates and commodity prices. Old Republic's primary market risks consist of interest rate risk associated with investments in fixed income securities and equity price risk associated with investments in equity securities. The Company has no material foreign exchange or commodity risk.

The Company does not own or utilize derivative financial instruments for the purpose of hedging, enhancing the overall return of its investment portfolio, or reducing the cost of its debt obligations. With regard to its equity portfolio, the Company does not own any options nor does it engage in any type of option writing. Traditional investment management tools and techniques are employed to address the yield and valuation exposures of the invested assets base. The fixed income investment portfolio is managed so as to limit various risks inherent in the bond market. Credit risk is addressed through asset diversification and the purchase of investment grade securities. Reinvestment rate risk is reduced by concentrating on non-callable issues, and by taking asset-liability matching considerations into account. Purchases of mortgage- and asset-backed securities, which have variable principal prepayment options, are generally avoided. Market value risk is limited through the purchase of bonds of intermediate maturity. The combination of these investment management practices is expected to produce a more stable fixed income investment portfolio that is not subject to extreme interest rate sensitivity and principal deterioration.

The fair value of the Company's fixed income investment portfolio is sensitive, however, to fluctuations in the level of interest rates, but not materially affected by changes in anticipated cash flows caused by any prepayments. The impact of interest rate movements on the fixed income investment portfolio generally affects net unrealized gains or losses. As a general rule, rising interest rates enhance currently available yields but typically lead to a reduction in the fair value of existing fixed income securities. By contrast, a decline in such rates reduces currently available yields but usually serves to increase the fair value of the existing fixed income investment portfolio. All such changes in fair value of securities are reflected, net of deferred income taxes, directly in the common shareholders' equity account, and as a separate component of the consolidated statements of comprehensive income. Given the Company's inability to forecast or control the movement of interest rates, Old Republic sets the maturity spectrum of its fixed income securities portfolio within parameters of estimated liability payouts, and focuses the overall portfolio on high quality investments. By so doing, Old Republic believes it is reasonably assured of its ability to hold securities to maturity as it may deem necessary in changing environments, and of ultimately recovering their aggregate cost.

The following table illustrates the hypothetical effect on the fixed income and equity investment portfolios resulting from movements in interest rates and fluctuations in the equity securities markets, using the S&P 500 index as a proxy, at December 31, 2024:

	Estimated Fair Value	Hypothetical Change in Interest Rates or S&P 500	Estimated Fair Value After Hypothetical Change in Interest Rates or S&P 500
Interest Rate Risk:			
Fixed Income Securities	$ 12,091.5	100 basis point rate increase	$ 11,628.4
		200 basis point rate increase	11,165.3
		100 basis point rate decrease	12,554.6
		200 basis point rate decrease	$ 13,017.7
Equity Price Risk:			
Equity Securities	$ 2,540.7	10% increase in the S&P 500	$ 2,731.3
		20% increase in the S&P 500	2,921.8
		10% decline in the S&P 500	2,350.1
		20% decline in the S&P 500	$ 2,159.6

Item 8 - Financial Statements and Supplementary Data

Listed below are the consolidated financial statements included herein for Old Republic International Corporation and Subsidiaries:

Old Republic International Corporation and Subsidiaries
Consolidated Balance Sheets
($ in Millions, Except Share Data)

	December 31,	
	2024	2023
Assets		
Investments:		
Fixed income securities (at fair value) (amortized cost: $12,175.9 and $12,263.0)	$ **12,091.5**	$ 12,139.9
Short-term investments (at fair value which approximates cost)	**1,403.7**	1,032.6
Equity securities (at fair value) (cost: $1,410.7 and $1,511.9)	**2,540.7**	2,660.8
Other investments	**42.8**	34.3
Total investments	**16,079.0**	15,867.7
Cash	**201.9**	202.8
Accrued investment income	**127.9**	117.0
Accounts and notes receivable	**2,471.6**	2,201.4
Federal income tax recoverable: Current	**13.8**	21.8
Reinsurance balances and funds held	**423.1**	544.7
Reinsurance recoverable: Paid loss and loss adjustment expenses	**185.3**	175.4
Loss and loss adjustment expense reserves	**5,807.1**	4,977.7
Unearned premium and policy reserves	**921.6**	798.2
Deferred policy acquisition costs	**531.3**	417.8
Assets held-for-sale	**—**	194.8
Other assets	**1,080.2**	981.5
Total assets	$ **27,843.1**	$ 26,501.4
Liabilities, Preferred Stock, and Common Shareholders' Equity		
Liabilities:		
Policy liabilities:		
Loss and loss adjustment expense reserves	$ **13,727.7**	$ 12,538.2
Unearned premiums	**3,505.4**	3,042.7
Other policyholders' benefits and funds held	**174.0**	150.3
Total policy liabilities	**17,407.2**	15,731.4
Commissions, expenses, fees, and taxes	**547.5**	532.9
Reinsurance balances and funds held	**1,409.8**	1,380.9
Federal income tax: Deferred	**129.1**	105.6
Debt	**1,588.7**	1,591.2
Liabilities held-for-sale	**—**	56.8
Other liabilities	**1,141.6**	691.6
Total liabilities	**22,224.1**	20,090.7
Preferred Stock ($0.01 par value; 75,000,000 shares authorized; none issued)	**—**	—
Common Shareholders' Equity:		
Common stock ($1.00 par value; 500,000,000 shares authorized; 248,817,316 and 278,392,263 shares issued)(Class B - $1.00 par value; 100,000,000 shares authorized; none issued)	**248.8**	278.3
Additional paid-in capital	**—**	678.7
Retained earnings	**5,519.7**	5,644.3
Accumulated other comprehensive loss	**(102.4)**	(132.4)
Unallocated 401(k) plan shares (at cost)	**(47.1)**	(58.2)
Total common shareholders' equity	**5,618.9**	6,410.7
Total liabilities, preferred stock and common shareholders' equity	$ **27,843.1**	$ 26,501.4

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries
Consolidated Statements of Income

($ in Millions, Except Share Data)

	Years Ended December 31,		
	2024	2023	2022
Revenues:			
Net premiums earned	$ 7,026.4	$ 6,445.9	$ 7,342.1
Title, escrow, and other fees	284.4	261.8	333.2
Total premiums and fees	7,310.8	6,707.7	7,675.3
Net investment income	673.1	578.3	459.5
Other income	177.6	163.1	149.9
Total operating revenues	8,161.6	7,449.3	8,284.9
Net investment gains (losses):			
Realized from actual transactions and impairments	88.8	(67.0)	62.2
Unrealized from changes in fair value of equity securities	(18.9)	(123.9)	(263.4)
Total net investment gains (losses)	69.9	(190.9)	(201.1)
Total revenues	8,231.5	7,258.3	8,083.7
Expenses:			
Loss and loss adjustment expenses	3,024.4	2,580.0	2,427.7
Dividends to policyholders	23.5	16.5	12.5
Underwriting, acquisition, and other expenses	4,036.4	3,843.6	4,719.2
Interest and other charges	77.3	70.5	66.7
Total expenses	7,161.7	6,510.8	7,226.3
Income before income taxes	1,069.7	747.4	857.4
Income Taxes (Credits):			
Current	205.2	186.2	226.0
Deferred	11.7	(37.4)	(55.1)
Total	216.9	148.7	170.9
Net Income	$ 852.7	$ 598.6	$ 686.4
Net Income Per Share:			
Basic	$ 3.30	$ 2.12	$ 2.28
Diluted	$ 3.24	$ 2.10	$ 2.26
Average shares outstanding: Basic	258,032,085	282,732,526	301,676,941
Diluted	262,880,631	285,471,064	303,296,612

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
($ in Millions)

	Years Ended December 31,		
	2024	2023	2022
Net Income As Reported	$ 852.7	$ 598.6	$ 686.4
Other comprehensive income (loss):			
Unrealized gains (losses) on investments:			
Unrealized gains (losses) before reclassifications	(72.5)	285.3	(1,145.7)
Amounts reclassified as realized investment losses in the statements of income	112.2	184.5	312.3
Pretax unrealized gains (losses) on investments	39.6	469.8	(833.3)
Deferred income taxes (credits)	8.7	98.9	(175.9)
Net unrealized gains (losses) on investments	30.9	370.8	(657.3)
Foreign currency translation adjustment and other	(0.9)	14.6	62.0
Total other comprehensive income (loss)	29.9	385.4	(595.3)
Comprehensive Income	$ 882.6	$ 984.1	$ 91.1

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries
Consolidated Statements of Preferred Stock and Common Shareholders' Equity
($ in Millions, Except Share Data)

	Years Ended December 31,		
	2024	2023	2022
Preferred Stock:			
Balance, beginning and end of year	$ —	$ —	$ —
Common Stock:			
Balance, beginning of year	$ 278.3	$ 296.9	$ 307.5
Dividend reinvestment plan	—	—	0.1
Stock-based compensation	0.2	2.3	1.9
Treasury stock restored to unissued status	(29.9)	(20.9)	(12.6)
Balance, end of year	$ 248.8	$ 278.3	$ 296.9
Additional Paid-in Capital:			
Balance, beginning of year	$ 678.7	$ 1,141.8	$ 1,376.1
Dividend reinvestment plan	1.3	1.2	2.2
Stock-based compensation	22.4	45.5	31.1
401(k) plan shares released	8.2	4.5	6.1
Treasury stock restored to unissued status	(710.7)	(514.4)	(268.6)
Other - net	—	—	(5.1)
Balance, end of year	$ —	$ 678.7	$ 1,141.8
Retained Earnings:			
Balance, beginning of year	$ 5,644.3	$ 5,321.8	$ 5,216.1
Net income	852.7	598.6	686.4
Dividends on common shares ($3.06, $0.98, and $1.92 per common share)	(766.3)	(276.2)	(580.7)
Treasury stock restored to unissued status	(211.0)	—	—
Balance, end of year	$ 5,519.7	$ 5,644.3	$ 5,321.8
Accumulated Other Comprehensive Income (Loss):			
Balance, beginning of year	$ (132.4)	$ (517.8)	$ 77.4
Net unrealized gains (losses) on investments, net of tax	30.9	370.8	(657.3)
Foreign currency translation adjustment and other	(0.9)	14.6	62.0
Balance, end of year	$ (102.4)	$ (132.4)	$ (517.8)
Unallocated 401(k) Plan Shares:			
Balance, beginning of year	$ (58.2)	$ (69.5)	$ (82.5)
401(k) plan shares released	11.1	11.2	13.0
Balance, end of year	$ (47.1)	$ (58.2)	$ (69.5)
Treasury Stock:			
Balance, beginning of year	$ —	$ —	$ —
Common stock repurchases	(951.6)	(535.3)	(281.2)
Restored to unissued status	951.6	535.3	281.2
Balance, end of year	$ —	$ —	$ —

Old Republic International Corporation and Subsidiaries
Consolidated Statements of Cash Flows

($ in Millions)

	2024	2023	2022
	Years Ended December 31,		
Cash flows from operating activities:			
Net income	$ 852.7	$ 598.6	$ 686.4
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred policy acquisition costs	(113.4)	(35.2)	(32.0)
Accounts and notes receivable	(270.1)	(274.4)	(158.6)
Loss and loss adjustment expense reserves	354.9	93.4	221.5
Unearned premiums and other policyholders' liabilities	363.4	194.0	157.6
Federal income taxes	20.8	(47.1)	(54.7)
Reinsurance balances and funds held	140.6	23.8	147.2
Realized investment (gains) losses from actual transactions and impairments	(88.8)	67.0	(62.2)
Unrealized investment (gains) losses from changes in fair value of equity securities	18.9	123.9	263.4
Other - net	(45.4)	136.3	1.9
Total	1,233.4	880.4	1,170.6
Cash flows from investing activities:			
Maturities and calls on fixed income securities	1,617.8	1,353.2	1,356.1
Sales of:			
Fixed income securities	2,437.8	1,446.5	1,403.3
Equity securities	327.1	691.5	2,249.4
Other investments	10.6	14.5	11.4
Purchases of:			
Fixed income securities	(4,014.3)	(2,919.7)	(5,009.5)
Equity securities	(24.3)	(91.9)	(58.0)
Other investments	(103.5)	(106.4)	(59.7)
Proceeds from sale of subsidiary	136.6	—	—
Net increase in short-term investments	(390.5)	(362.6)	(295.7)
Other - net	(1.2)	0.3	(12.3)
Total	(3.9)	25.3	(415.0)
Cash flows from financing activities:			
Issuance of debentures and notes	395.9	—	—
Issuance of common shares	2.0	31.1	26.6
Redemption of debentures and notes	(400.0)	(5.3)	—
Dividends on common shares (including special dividends of $308.4 paid in 2022)	(271.9)	(275.5)	(579.7)
Repurchase of common stock	(942.2)	(535.3)	(281.2)
Other - net	(10.7)	1.8	1.5
Total	(1,226.9)	(783.2)	(832.7)
Increase (decrease) in cash including balances classified as held-for-sale:	2.4	122.5	(77.1)
Increase (decrease) in cash balances classified as held-for-sale (a)	(3.3)	(0.8)	—
Cash, beginning of year	202.8	81.0	158.1
Cash, end of year	$ 201.9	$ 202.8	$ 81.0
Supplemental cash flow information:			
Cash paid (received) during the period for: Interest	$ 77.3	$ 66.0	$ 65.8
Income taxes	$ 196.3	$ 198.3	$ 226.5

(a) The sale of the RFIG Run-off mortgage insurance business closed effective May 31, 2024. See Note 2 in the Notes to Consolidated Financial Statements for further discussion.

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation is a Chicago-based holding company engaged in the single business of insurance underwriting and related services. It conducts its operations through a number of regulated insurance company subsidiaries organized into two reportable segments: Specialty Insurance (formerly referred to as General Insurance) and Title Insurance. Effective as of year-end 2024, the Company renamed its reportable segment formerly referred to as "General Insurance" to "Specialty Insurance." Management believes this name more appropriately reflects Old Republic's specialty P&C strategy, with 17 underwriting businesses focused on unique niche markets with specialized distribution, underwriting, claims, and risk control models. References herein to such segments apply to the Company's subsidiaries engaged in these respective segments of business. The results of the Republic Financial Indemnity Group (RFIG) Run-off business, previously a reportable segment, are deemed immaterial and reflected within the Corporate & Other caption of this report through the effective date of its sale of May 31, 2024, along with the results of a small life and accident insurance business. Prior period amounts have been reclassified to reflect the change in reportable segments. "Old Republic" or "the Company" refers to Old Republic International Corporation and its subsidiaries as the context requires.

Note 1 - Summary of Significant Accounting Policies

The significant accounting policies employed by Old Republic are set forth in the following summary.

Accounting Principles - The Company's insurance subsidiaries are managed pursuant to the laws and regulations of the various states in which they operate. As a result, the subsidiaries operate their business in the context of such laws and regulations and maintain their accounts in conformity with accounting practices prescribed or permitted by various states' insurance regulatory authorities. Federal income taxes and dividends to shareholders are based on financial statements and reports complying with such practices.

The statutory accounting requirements vary from the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) of accounting principles generally accepted in the United States of America (GAAP) in the following major respects:

- the costs of selling insurance policies are charged to operations immediately, while the related premiums are recognized as income over the terms of the policies. Ceding commissions received in excess of such acquisition costs are amortized over the effective period of the premiums ceded under the related reinsurance agreement;
- investments in fixed income securities designated as available for sale are generally carried at amortized cost rather than their estimated fair value;
- changes in the fair value of equity securities are recorded directly in earned surplus and not through the income statement as required under GAAP unless such securities are determined to be other-than-temporarily impaired for statutory reporting purposes;
- certain assets classified as "nonadmitted assets" are excluded from the balance sheet through a direct charge to earned surplus;
- changes in deferred income tax assets or liabilities are recorded directly in earned surplus and not through the income statement;
- mortgage guaranty contingency reserves intended to provide for future catastrophic losses are established as a liability through a charge to earned surplus whereas GAAP does not allow provisions for future catastrophic losses;
- premium reserves for Title Insurance intended to cover losses that will be reported at a future date are based on statutory formulas, and changes therein are charged in the income statement against each year's premiums written;
- certain required formula-derived reserves for Specialty Insurance in particular are established for credits taken relative to reinsurance placed with other insurance companies not licensed in the respective states, which are charged directly against earned surplus; and
- surplus notes are classified as surplus rather than a liability.

The Company has made adjustments to the statutory financial statements of its insurance subsidiaries to conform their accounts with GAAP for these Consolidated Financial Statements and Notes. The following table reflects a summary of all such adjustments:

| | Shareholders' Equity | | Net Income | | |
| | December 31, | | Years Ended December 31, | | |
	2024	2023	2024	2023	2022
Statutory totals of insurance company subsidiaries:					
Specialty Insurance	$ 4,742.8	$ 4,607.8	$ 700.4	$ 594.3	$ 549.2
Title Insurance	635.6	673.9	140.1	152.3	224.9
RFIG Run-off (a)	—	131.1	4.1	9.8	70.5
Life and Accident	54.5	56.6	5.7	5.2	5.0
Subtotal	5,432.9	5,469.4	850.3	761.6	849.6
GAAP totals of non-insurance company subsidiaries and consolidation adjustments	242.2	1,058.6	(25.3)	(77.2)	11.3
Unadjusted totals	5,675.0	6,527.9	824.9	684.3	860.8
Adjustments to conform to GAAP statements:					
Deferred policy acquisition costs	338.2	286.7	50.5	34.9	26.3
Investment adjustments	(79.1)	(102.6)	(13.9)	(109.1)	(252.4)
Nonadmitted assets	283.8	207.3	—	—	—
Deferred income taxes	(136.2)	(95.1)	(6.4)	26.2	35.4
Mortgage contingency reserves	—	38.4	—	—	—
Title insurance premium reserves	710.8	733.7	(22.8)	(43.7)	42.5
Loss and loss adjustment expenses	(507.4)	(535.8)	26.7	17.1	(25.2)
Surplus notes	(719.5)	(696.5)	—	—	—
Other adjustments	53.1	46.4	(6.4)	(11.2)	(0.7)
Total adjustments	(56.3)	(117.5)	27.6	(85.7)	(174.4)
Consolidated GAAP totals	$ 5,618.9	$ 6,410.7	$ 852.7	$ 598.6	$ 686.4

_____

(a) Includes activity through the effective date of its sale of May 31, 2024.

The insurance laws of the respective states in which the Company's insurance subsidiaries are incorporated prescribe minimum capital and surplus requirements for the lines of business they are licensed to write. For domestic property and casualty and life and accident insurance companies the National Association of Insurance Commissioners also prescribes risk-based capital (RBC) requirements. RBC is a measure of statutory capital in relationship to a formula-driven definition of risk relative to a company's balance sheet and mix of business. The combined RBC ratio of the primary insurance subsidiaries contributing to the Specialty Insurance segment was 549% and 609% of the company action level RBC at December 31, 2024 and 2023, respectively. The minimum capital requirements for the Company's Title Insurance subsidiaries are established by statute in the respective states of domicile. The minimum regulatory capital requirements are not significant in relationship to the recorded statutory capital of the Company's Title and Life and Accident insurance subsidiaries. At December 31, 2024 and 2023 each of the Company's insurance subsidiaries exceeded the minimum statutory capital and surplus requirements.

The preparation of financial statements in conformity with either statutory practices or GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Consolidation Practices - The consolidated financial statements include the accounts of the Company and those of all of its majority owned insurance underwriting and service subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Statement Presentation - Amounts shown in the consolidated financial statements and applicable notes are stated (except as otherwise indicated and as to share data) in millions, which amounts may not add to totals shown due to truncation. Prior period amounts have been reclassified whenever appropriate to conform to the most current presentation.

Accounting Standard Adoption - In November 2023, the FASB issued Accounting Standards Update (ASU) No. 2023-07, *Segment Reporting: Improvements to Reportable Segment Disclosures*. This guidance expands the breadth and frequency of segment disclosures, including additional disclosures about significant segment expenses. Among other requirements, the guidance:

- Introduces a new requirement to disclose certain significant segment expenses regularly provided to the chief operating decision maker (CODM),
- Extends certain annual disclosures to interim periods,
- Permits more than one measure of segment profit or loss to be reported under certain conditions, and

- Requires disclosure of the title and position of the CODM.

The ASU does not change how an entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. These disclosure-only requirements were effective for fiscal years beginning after December 15, 2023, and have been incorporated within Note 16 of these Notes to the Consolidated Financial Statements. These requirements will be effective for interim periods within fiscal years beginning after December 15, 2024.

No other new accounting standards were adopted in 2024 that materially impacted the consolidated financial statements.

Accounting Standards Pending Adoption – In December 2023, the FASB issued ASU No. 2023-09, *Improvements to Income Tax Disclosures* which will require further disaggregation of existing disclosures for the effective tax rate reconciliation and income taxes paid. More specifically, the amendments will require entities to disclose:

- A tabular effective tax rate reconciliation, broken out into specific categories with certain reconciling items above a 5% threshold further broken out by nature and/or jurisdiction, and
- Income taxes paid (net of refunds received), broken out between federal, state and foreign, and net amounts paid to an individual jurisdiction that exceed 5% of the total.

The requirements are effective for annual reporting in fiscal years beginning after December 15, 2024. The Company continues to evaluate the requirements of this disclosure-only guidance.

In November 2024, the FASB issued ASU No. 2024-03, *Disaggregation of Income Statement Expenses* which will require additional disclosure as to the nature of expenses included in the income statement. More specifically, the new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement, such as employee compensation, depreciation, and intangible asset amortization. The guidance does not change the requirements for the presentation of expenses on the face of the income statement.

The requirements are effective for fiscal years beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027 and will be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact of this disclosure-only guidance.

Investments - The Company classifies its fixed income securities as those it either (1) has the intent and ability to hold until maturity, (2) has available for sale, or (3) has the intention of trading. The Company's fixed income portfolio is classified as available for sale as of December 31, 2024 and 2023.

Fixed income securities classified as available for sale are reported at fair value with changes in such values, net of deferred income taxes, reflected directly in shareholders' equity. Equity securities are reported at fair value with changes in such values reflected as unrealized investment gains (losses) in the consolidated statements of income. Fair values are based on quoted market prices or estimates using values obtained from recognized independent pricing services.

The status and fair value changes of fixed income securities are reviewed at least once per quarter to assess whether a decline in fair value of a security below its cost basis is the result of a credit loss. Factors considered in making this assessment include a security's market price history, as well as the issuer's operating results, financial condition and liquidity, its ability to access capital markets and to make scheduled principal or interest payments, credit rating trends, most current audited financial statements, industry and securities markets conditions and analyst expectations. Sudden fair value declines caused by such adverse developments as newly emerged or imminent bankruptcy filings, issuer default on significant obligations, or reports of financial accounting developments that bring into question the validity of the issuer's previously reported earnings or financial condition are recognized as realized losses as soon as credible publicly available information emerges to confirm such developments. Credit losses are recorded through an allowance with the corresponding charge to realized investment gains (losses). If the Company intends to sell or is more likely than not required to sell a security, the asset is written down to fair value directly through realized investment gains (losses).

Investment income is reported net of allocated expenses and includes appropriate adjustments for amortization of premium and accretion of discount on fixed income securities acquired at other than par value. Dividends on equity securities are credited to income on the ex-dividend date. At December 31, 2024, the Company and its subsidiaries did not have significant amounts of non-income producing securities.

Investment gains and losses, which result from sales or write-downs of securities, are reflected as revenues in the income statement and are determined on the basis of amortized cost at date of sale for fixed income securities, and cost in regard to equity securities; such bases apply to the specific securities sold.

Revenue Recognition - Pursuant to GAAP applicable to the insurance industry, revenues are recognized as follows:

Substantially all Specialty Insurance premiums pertain to annual policies and are reflected in income on a pro-rata basis in association with the related loss and loss adjustment expenses. Earned but unbilled premiums are generally taken into income on the billing date, while adjustments for retrospective premiums, commissions, and similar charges or credits are accrued on the basis of periodic evaluations of current underwriting experience and contractual obligations.

Title premium and fee revenues stemming from the Company's direct operations (which include branch offices of its title insurers and wholly-owned agency subsidiaries) represent 23.0% of 2024, 21.0% of 2023, and 19.5% of 2022 consolidated title business revenues. Such premiums are generally recognized as income at the transaction closing date which approximates the policy effective date. Fee income related to escrow and other closing services is recognized when the related services have been performed and completed. The remaining Title Insurance premium and fee revenues are produced by independent title agents. Rather than making estimates that could be subject to significant variance from actual premium and fee production, the Company recognizes revenues from those sources upon receipt. Such receipts can result in a three to four month lag relative to the effective date of the underlying title policy, and are offset concurrently by production expenses and loss reserve provisions.

The Company recognized total contract revenue from customers of $232.3, $215.9, and $210.1 during 2024, 2023, and 2022, respectively. Of these amounts, approximately $157.1, $145.1, and $132.8, respectively, were generated from claims handling and related ancillary services (i.e. risk control services) provided to customers within the Company's Specialty Insurance segment. Claims handling revenues are recognized on a straight-line basis over the contract period (generally one year) which is commensurate with the entity's efforts relative to claims adjudication. The related ancillary services revenues are recognized as services are provided and invoiced to the customer. Additionally, revenues from contracts with customers generated from the Company's Title Insurance segment, consisting primarily of software licensing arrangements, tax-deferred property exchange services, and electronic recording services, totaled $64.5, $62.5, and $69.2 for the years ended December 31, 2024, 2023, and 2022, respectively. Such revenues are generally recognized at a point in time upon completion and invoicing of the services, or in the case of software maintenance agreements, on a straight-line basis over the life of the contract (generally one year).

Deferred Policy Acquisition Costs - Various insurance subsidiaries of the Company defer direct costs related to the successful production of business. Deferred costs consist principally of commissions, premium taxes, and policy issuance expenses.

With respect to most coverages, deferred policy acquisition costs are amortized on the same basis as the related premiums are earned. To the extent that future revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings. The Company considers investment income when evaluating the recoverability of deferred policy acquisition costs.

Assets Held-for-Sale - The Company classifies a business as held-for-sale when management has approved or received approval to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current estimated fair value, and certain other specific criteria are met. The business classified as held-for-sale is measured at the lower of the carrying value or estimated fair value, less costs to sell. If the carrying value of the business exceeds its estimated fair value, less costs to sell, a loss is recognized and reported in net investment gains (losses). Assets and liabilities related to the business classified as held-for-sale are separately reported in the Company's consolidated balance sheet in the period in which the business is classified as held-for-sale. See Note 2 for further discussion.

Loss and Loss Adjustment Expense Reserves - The establishment of loss reserves by the Company's insurance subsidiaries is a reasonably complex and dynamic process influenced by a large variety of factors. These factors principally include past experience applicable to the anticipated costs of various types of claims; continually evolving and changing legal theories from the judicial system; recurring accounting, statistical, and actuarial studies; the professional experience and expertise of the Company's claim departments' personnel, attorneys, and independent claim adjusters; ongoing changes in claim frequency or severity patterns such as those caused by natural disasters, illnesses, accidents, work-related injuries; and changes in general and industry-specific economic conditions. Consequently, the reserves established are a reflection of: the opinions of a large number of persons; the application and interpretation of historical precedent and trends; expectations as to future developments; and management's judgment in interpreting all such factors. At any point in time, the Company is exposed to the possibility of higher or lower than anticipated loss costs due to all of these factors, and to the evolution, interpretation, and expansion of tort law, as well as the effects of unexpected jury verdicts.

All reserves are therefore based on estimates which are periodically reviewed and evaluated in the light of emerging loss experience and changing circumstances. The resulting changes in estimates are recorded in operations of the periods during which they are made. Return and additional premiums and policyholders' dividends, all of which tend to be affected by development of losses in future years, may offset, in whole or in part, favorable or unfavorable loss developments for certain coverages such as workers' compensation, portions of which are written under loss sharing programs that provide for such adjustments. Management believes that its overall reserving practices have been consistently applied over many years, and that its aggregate net reserves have generally resulted in reasonable approximations of the ultimate net costs of losses incurred. However, no representation is made nor is any guaranty given that ultimate net losses and related costs will not develop in future years to be significantly greater or lower than currently established reserve estimates.

Specialty Insurance reserves are established to provide for the ultimate expected cost of settling unpaid losses and claims reported at each balance sheet date. Such reserves are based on continually evolving assessments of the facts available to the Company during the settlement process which may stretch over long periods of time. Losses and claims incurred but not reported (IBNR), as well as expenses required to settle losses and claims, are established on the basis of a large number of formulas that take into account various criteria, including historical cost experience and anticipated costs of servicing reinsured and other risks. As applicable, estimates of possible recoveries from salvage or subrogation opportunities are considered in the establishment of such reserves. Overall loss and loss adjustment expense reserves incorporate amounts covering net estimates of unusual claims such as those emanating from asbestosis and environmental (A&E) exposures. Such reserves can affect claim costs and related loss ratios for such insurance coverages as general liability, commercial auto, workers' compensation, and property.

Title Insurance and related escrow services loss and loss adjustment expense reserves are established as point estimates to cover the projected settlement costs of known as well as IBNR losses related to premium and escrow service revenues of each reporting period. Reserves for known claims are based on an assessment of the facts available to the Company during the settlement process. The point estimates covering all loss reserves take into account IBNR claims based on past experience and evaluations of such variables as changes in trends in the types of policies issued, real estate markets and interest rate environments, and levels of loan refinancing, all of which can have a bearing on the emergence, number, and ultimate cost of claims.

In addition to the above reserve elements, the Company establishes reserves for loss settlement costs that are not directly related to individual claims. Such reserves are based on prior years' cost experience and trends, and are intended to cover the unallocated costs of claim departments' administration of known and IBNR claims.

Reinsurance - The cost of reinsurance is recognized over the terms of the reinsurance contracts. Amounts recoverable from reinsurers for loss and loss adjustment expenses are estimated in a manner consistent with the claim liability associated with the reinsured business. The Company evaluates the financial condition of its reinsurers on a regular basis and allowances are established for estimated credit losses. See Note 10 for further discussion.

Income Taxes - The Company and most of its subsidiaries file a consolidated tax return and provide for income taxes payable currently. Deferred income taxes included in the accompanying consolidated financial statements will not necessarily become payable or recoverable in the future. The Company uses the asset and liability method of calculating deferred income taxes. This method results in the establishment of deferred tax assets and liabilities, calculated at currently enacted tax rates that are applied to the cumulative temporary differences between the financial statement and tax bases of assets and liabilities.

Property and Equipment - Property and equipment is generally depreciated or amortized over the estimated useful lives of the assets (two to 27 years), substantially by the straight-line method. Depreciation and amortization expenses related to property and equipment were $39.3, $33.0, and $28.3 in 2024, 2023, and 2022, respectively. Expenditures for maintenance and repairs are charged to income as incurred, and expenditures for major renewals and additions are capitalized as appropriate.

Title Plants and Records - Title plants and records are carried at original cost or appraised value at the date of purchase. Such values represent the cost of producing or acquiring interests in title records and indexes and the appraised value of purchased subsidiaries' title records and indexes at dates of acquisition. The cost of maintaining, updating, and operating title records is charged to income as incurred. Title records and indexes are ordinarily not amortized unless events or circumstances indicate that the carrying amount of the capitalized costs may not be recoverable.

Goodwill and Intangible Assets - Goodwill resulting from business combinations is not amortizable against operations but must be tested annually for possible impairment of its continued value. Intangible assets with definitive lives are amortized against future operating results; whereas indefinite-lived intangibles are tested annually for impairment. Annual testing did not result in any impairment charges for the periods presented, and reporting units with goodwill balances had estimated fair values in excess of their carrying values. The Company's consolidated goodwill balance of $179.6 and $178.3 as of December 31, 2024 and 2023, respectively, is included as part of other assets in the consolidated balance sheets. No significant changes to goodwill balances occurred in either period.

Employee Benefit Plans - The Company has a closed pension plan (the Plan) for certain employees under which benefits were frozen as of December 31, 2013. The Plan is a defined benefit plan pursuant to which pension payments are based primarily on years of service and employee compensation near retirement. As a result, eligible employees retain all of the vested rights as of the effective date of the freeze. While additional benefits no longer accrue, the Company's cumulative obligation continues to be subject to further adjustment due to changes in actuarial assumptions such as expected mortality, and changes in interest rates.

The funded status of a pension plan is measured as of December 31 of each year as the difference between the fair value of plan assets and the projected benefit obligation. The funded status of the Plan is recognized as a net pension asset or liability, as applicable, with offsetting entries reflected as a component of shareholders' equity in accumulated other comprehensive income, net of deferred taxes.

The Company also provides long-term incentive awards to certain employees under the 2022 Incentive Compensation Plan which was approved in May 2022. Stock options granted under this plan are valued using the Black-Scholes-Merton option pricing model and restricted stock awards, restricted stock unit awards, and performance-based restricted stock unit awards are granted at market price. The value of performance-based restricted stock unit awards earned depends on the level of achievement of performance objectives over the three-year performance period. The awards are generally expensed on a straight-line basis over the vesting period and forfeitures are accounted for as they occur.

Escrow Funds - Segregated cash deposit accounts and the offsetting liabilities for escrow deposits in connection with Title Insurance real estate transactions in the same amounts ($1,903.4 and $1,817.1 at December 31, 2024 and 2023, respectively) are not included as assets or liabilities in the accompanying consolidated balance sheets as the escrow funds are not available for regular operations.

Additional Paid-in Capital - Additional paid-in capital is comprised of the cumulative cash received by the Company in excess of the par value associated with shares issued, less the cumulative cash paid in excess of the par value of shares repurchased.

Treasury Stock - Treasury stock represents the Company's previously issued shares of stock which have been repurchased by the Company. These shares are accounted for at the cost at which they were acquired. Treasury stock is typically impacted by repurchases of shares under the Board of Directors approved share repurchase programs.

Common Share Repurchases - Common shares acquired under share repurchase programs are generally retired, restoring them to authorized, unissued status. Repurchases of treasury stock above par value are first charged to additional paid-in capital, with any excess charged to retained earnings.

Note 2 - Disposition of RMIC Companies, Inc. (RMICC)

On November 11, 2023, a definitive agreement was reached to sell RMIC Companies, Inc. and its wholly-owned mortgage insurance subsidiaries (collectively, "RMICC") to Arch U.S. MI Holdings Inc., a subsidiary of Arch Capital Group Ltd. The sale closed effective May 31, 2024 with cash proceeds totaling $136.6.

As of December 31, 2023, the Company reported the assets and liabilities of RMICC as held-for-sale in the consolidated balance sheet with results reported in continuing operations in the consolidated statement of income. The Company determined that the transaction did not meet the criteria to be classified as a discontinued operation as it did not represent a strategic shift that had a major effect on the Company's operations and financial results. As a result of the sale, the Company realized a total loss of $51.0, recorded in net investment gains (losses), of which $45.6 was recorded in 2023, and $5.4 during 2024 to offset RMICC's operating income through May 31, 2024, given that the sale proceeds were based on its December 31, 2023 closing balance sheet.

The table below reflects the carrying amounts of assets and liabilities held-for-sale as of December 31, 2023 and transferred with the sale at May 31, 2024:

	May 31, 2024	December 31, 2023
Assets:		
Investments:		
Fixed income securities (at fair value)	$ 16.8	$ 29.8
Short-term investments (at fair value which approximates cost)	205.5	191.3
Total investments	222.4	221.2
Cash	4.1	0.8
Accrued investment income	0.1	0.9
Accounts and notes receivable	0.5	0.5
Federal income tax recoverable: Current	—	2.2
Deferred	0.2	0.2
Other assets (a)	0.8	(31.1)
Total assets	$ 228.3	$ 194.8
Liabilities:		
Policy liabilities:		
Loss and loss adjustment expense reserves	$ 49.6	$ 54.9
Unearned premiums	—	0.1
Total policy liabilities	49.7	55.0
Commissions, expenses, fees, and taxes	0.1	1.2
Federal income tax payable: Current	0.3	—
Other liabilities	0.3	0.5
Total liabilities	$ 50.5	$ 56.8

(a) Other assets as of December 31, 2023 is presented net of a valuation allowance of $34.5 which was recorded upon remeasurement of the disposal group to fair value.

Note 3 - Investments

The amortized cost and fair values by type and contractual maturity of fixed income securities are shown in the following tables. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Fixed Income Securities by Type:								
December 31, 2024:								
Government & Agency	$	1,950.5	$	2.7	$	61.3	$	1,891.9
Municipal		319.6		—		1.6		317.9
Corporate		9,905.8		76.7		100.8		9,881.7
	$	12,175.9	$	79.4	$	163.8	$	12,091.5
December 31, 2023:								
Government & Agency	$	1,920.3	$	3.2	$	64.6	$	1,858.9
Municipal		774.5		0.2		7.1		767.6
Corporate		9,568.1		135.5		190.3		9,513.3
	$	12,263.0	$	139.0	$	262.0	$	12,139.9

	Amortized Cost		Fair Value	
Fixed Income Securities Stratified by Contractual Maturity at December 31, 2024:				
Due in one year or less	$	1,444.1	$	1,437.4
Due after one year through five years		5,831.1		5,787.7
Due after five years through ten years		4,556.6		4,529.9
Due after ten years		343.9		336.4
	$	12,175.9	$	12,091.5

Bonds and other investments with a carrying value of $979.6 and $946.0 as of December 31, 2024 and 2023, respectively, were on deposit with governmental authorities by the Company's insurance subsidiaries to comply with state insurance laws.

The following table reflects the Company's gross unrealized losses and fair value of fixed income securities, aggregated by category and length of time that individual securities have been in an unrealized loss position.

	Less than 12 Months				12 Months or Greater				Total			
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses	
December 31, 2024:												
Fixed Income Securities:												
Government & Agency	$	678.0	$	17.9	$	679.2	$	43.4	$	1,357.3	$	61.3
Municipal		14.4		—		289.2		1.6		303.6		1.6
Corporate		3,683.0		57.1		1,763.2		43.6		5,446.2		100.8
	$	4,375.5	$	75.0	$	2,731.7	$	88.7	$	7,107.2	$	163.8
December 31, 2023:												
Fixed Income Securities:												
Government & Agency	$	461.0	$	2.7	$	1,179.3	$	61.8	$	1,640.4	$	64.6
Municipal		173.1		0.8		554.7		6.2		727.9		7.1
Corporate		853.3		8.2		4,270.9		182.0		5,124.3		190.3
	$	1,487.6	$	11.8	$	6,005.1	$	250.2	$	7,492.7	$	262.0

In the above tables, the unrealized losses on fixed income securities are deemed to reflect changes in the interest rate environment. As part of its assessment of credit losses, the Company considers whether it intends to sell or is more likely than not required to sell securities, principally in consideration of its asset and liability maturity matching objectives. No impairment losses were recorded in 2024. Net realized investment gains (losses) for the year ended December 31, 2023 included impairment charges of $6.2 primarily related to the Company's intent to sell and subsequent disposal of fixed income securities to facilitate certain structural changes to a deferred compensation plan, and a small credit loss. Net realized investment gains (losses) for the year ended December 31, 2022 included $123.5 of impairment losses on fixed income securities, also related to management's assessment of its intent to sell, primarily driven by tax planning considerations. The Company's allowance for credit losses was $1.6 as of both December 31, 2024 and 2023.

The following table shows cost and fair value information for equity securities:

| | Equity Securities | | | |
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2024	$ 1,410.7	$ 1,148.6	$ 18.6	$ 2,540.7
December 31, 2023	$ 1,511.9	$ 1,164.7	$ 15.7	$ 2,660.8

Changes in the fair value of equity securities still held at December 31, 2024, 2023, and 2022 were $184.0, $28.2, and $42.3, respectively, for the years then ended.

Fair Value Measurements - Fair value is defined as the estimated price that is likely to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date. A fair value hierarchy is established that prioritizes the sources (inputs) used to measure fair value into three broad levels:

- Level 1 inputs are based on quoted market prices in active markets;
- Level 2 observable inputs are based on corroboration with available market data;
- Level 3 unobservable inputs are based on uncorroborated market data or a reporting entity's own assumptions.

The following is a description of the valuation methodologies and general classification used for financial instruments measured at fair value.

The Company uses quoted values and other data provided by nationally recognized independent pricing sources as inputs into its quarterly process for determining fair values of fixed income and equity securities. To validate the techniques or models used by pricing sources, the Company's review process includes, but is not limited to: (i) initial and ongoing evaluation of methodologies used by outside parties to calculate fair value; and (ii) comparisons with other sources including the fair value estimates based on current market quotations, and with independent fair value estimates provided by the independent investment custodian. Independent pricing sources obtain market quotations and actual transaction prices for securities that have quoted prices in active markets and use their own proprietary method for determining the fair value of securities that are not actively traded. In general, these methods involve the use of "matrix pricing" in which the independent pricing source uses observable market inputs including, but not limited to, investment yields, credit risks and spreads, benchmarking of like securities, broker-dealer quotes, reported trades, and sector groupings to determine a reasonable fair value.

Level 1 securities include U.S. and Canadian Treasury notes, publicly traded common stocks, mutual funds, and short-term investments in highly liquid money market instruments. Level 2 securities generally include corporate bonds, municipal bonds, and certain U.S. and Canadian government agency securities. Securities classified within Level 3 include non-publicly traded bonds and equity securities. There were no significant changes in the fair value of Level 3 assets as of December 31, 2024 and 2023.

The following tables show a summary of the fair value of financial assets segregated among the various input levels described above:

| | | Fair Value Measurements | | |
As of December 31, 2024:	Level 1	Level 2	Level 3	Total
Fixed income securities:				
Government & Agency	$ 1,652.7	$ 239.1	$ —	$ 1,891.9
Municipal	—	317.9	—	317.9
Corporate	—	9,862.2	19.4	9,881.7
Short-term investments	1,403.7	—	—	1,403.7
Equity securities	$ 2,538.5	$ —	$ 2.1	$ 2,540.7
As of December 31, 2023:				
Fixed income securities:				
Government & Agency	$ 1,379.8	$ 479.1	$ —	$ 1,858.9
Municipal	—	767.6	—	767.6
Corporate	—	9,493.7	19.5	9,513.3
Short-term investments	1,032.6	—	—	1,032.6
Equity securities	$ 2,653.8	$ —	$ 7.0	$ 2,660.8

There were no transfers between Levels 1, 2, or 3 during 2024 or 2023.

The following table reflects the composition of net investment income, net realized gains or losses, and the net change in unrealized investment gains or losses for each of the years shown.

Years Ended December 31:	2024	2023	2022
Investment income from:			
Fixed income securities	$ 521.0	$ 438.8	$ 314.4
Equity securities	79.3	92.1	132.5
Short-term investments	72.8	50.9	17.9
Other investments (a)	27.6	17.0	4.3
Gross investment income	700.8	598.9	469.3
Investment expenses (a)	27.7	20.6	9.7
Net investment income	$ 673.1	$ 578.3	$ 459.5
Net investment gains (losses):			
Realized from actual transactions:			
Fixed income securities:			
Gains	$ 2.7	$ 1.2	$ 2.6
Losses	(114.8)	(181.9)	(190.2)
Net	(112.1)	(180.7)	(187.6)
Equity securities:			
Gains	208.1	214.5	486.5
Losses	(1.5)	(51.4)	(111.9)
Net	206.5	163.0	374.5
Other investments, net	—	2.4	(1.2)
Total realized from actual transactions	94.3	(15.2)	185.7
From impairments (b)	(5.4)	(51.8)	(123.5)
From unrealized changes in fair value of equity securities	(18.9)	(123.9)	(263.4)
Total realized and unrealized investment gains (losses)	69.9	(190.9)	(201.1)
Current and deferred income taxes (credits)	14.2	(40.0)	(42.5)
Net of tax realized and unrealized investment gains (losses)	$ 55.7	$ (150.8)	$ (158.6)
Changes in unrealized investment gains (losses) reflected directly in shareholders' equity on:			
Fixed income securities	$ 39.5	$ 464.1	$ (824.7)
Less: Deferred income taxes (credits)	8.7	97.7	(174.1)
	30.7	366.3	(650.5)
Other investments	0.1	5.7	(8.5)
Less: Deferred income taxes (credits)	—	1.1	(1.8)
	0.1	4.5	(6.7)
Net changes in unrealized investment gains (losses), net of tax	$ 30.9	$ 370.8	$ (657.3)

_____

(a) Includes interest on funds held.
(b) Includes loss on sale of RMICC for 2023 and 2024, respectively, as described in Note 2.

Note 4 - Deferred Policy Acquisition Costs

The following table shows the components of deferred policy acquisition costs:

Years Ended December 31:	2024	2023	2022
Deferred, beginning of year	$ 417.8	$ 382.5	$ 350.4
Policy acquisition costs deferred:			
Commissions, net of reinsurance	645.6	495.0	423.3
Premium taxes	173.0	161.0	147.1
Salaries and other underwriting expenses	64.7	59.3	53.0
Subtotal	883.5	715.3	623.5
Amortization charged to income	(770.0)	(680.1)	(591.4)
Change for the year	113.4	35.2	32.0
Deferred, end of year	$ 531.3	$ 417.8	$ 382.5

The Company recently added a large auto warranty account that requires recording premiums and commissions that represent the mark-up a dealer charges for the insurance policy issued by the Company. This retail mark-up effectively increases premiums with an offset to commissions, both of which are subject to deferral and amortization over the life of the policy.

Note 5 - Loss and Loss Adjustment Expenses

The following table shows changes in aggregate reserves for the Company's loss and loss adjustment expenses:

Years Ended December 31:	2024 (a)	2023	2022
Gross reserves at beginning of year	$ 12,538.2	$ 12,221.5	$ 11,425.5
Less: reinsurance losses recoverable	4,977.7	4,699.5	4,125.3
Net reserves at beginning of year:			
Specialty Insurance	6,955.2	6,824.8	6,587.0
Title Insurance	598.5	612.8	594.2
Other	6.6	84.2	118.9
Subtotal	7,560.4	7,521.9	7,300.2
Incurred loss and loss adjustment expenses:			
Provisions for insured events of the current year:			
Specialty Insurance	3,081.9	2,770.7	2,545.1
Title Insurance	89.8	93.6	139.6
Other	7.0	22.4	26.3
Subtotal	3,178.8	2,886.8	2,711.1
Change in provision for insured events of prior years:			
Specialty Insurance	(106.2)	(234.0)	(193.1)
Title Insurance	(43.6)	(44.9)	(50.4)
Other	(1.9)	(26.9)	(39.0)
Subtotal	(151.9)	(305.8)	(282.6)
Total incurred loss and loss adjustment expenses	3,026.8	2,581.0	2,428.4
Payments:			
Loss and loss adjustment expenses attributable to insured events of the current year:			
Specialty Insurance	1,004.7	930.6	834.4
Title Insurance	11.1	14.4	13.1
Other	3.0	4.8	5.0
Subtotal	1,018.8	949.8	852.7
Loss and loss adjustment expenses attributable to insured events of prior years:			
Specialty Insurance	1,584.6	1,475.6	1,279.8
Title Insurance	60.8	48.7	57.3
Other	2.3	13.3	16.8
Subtotal	1,647.8	1,537.7	1,354.0
Total payments	2,666.7	2,487.6	2,206.7
RFIG Run-off reserves reclassified to liabilities held-for-sale (a)	—	54.9	—
Net reserves at end of year:			
Specialty Insurance	7,341.5	6,955.2	6,824.8
Title Insurance	572.7	598.5	612.8
Other	6.4	6.6	84.2
Subtotal	7,920.6	7,560.4	7,521.9
Reinsurance losses recoverable	5,807.1	4,977.7	4,699.5
Gross reserves at end of year	$ 13,727.7	$ 12,538.2	$ 12,221.5

_____

(a) RFIG Run-off reserves were classified as held-for-sale as of December 31, 2023 in the consolidated balance sheet. Loss reserve activity for this business, which was immaterial for 2024, is excluded from the 2024 column of the table above. See Note 2 for further discussion.

For the three most recent calendar years, the above table indicates that the one-year development of consolidated reserves at the beginning of each year produced favorable developments of 2.0%, 4.1%, and 3.9% for 2024, 2023, and 2022, respectively, with average favorable annual developments of 3.3%. The Company believes that the factors most responsible, in varying and continually changing degrees, for favorable or unfavorable reserve developments include, as to many Specialty Insurance coverages, the effect of reserve discounts applicable to workers' compensation claims, changes in severity of litigated claims, governmental or judicially imposed retroactive conditions in the settlement of claims such as noted below in regard to black lung disease claims, changes in inflation rates applicable to repairs and the medical portion of claims, and changes in the emergence of claims incurred but not reported patterns, in particular with certain types of claims such as those stemming from litigated, assumed reinsurance, or A&E claims.

The favorable development experienced by Specialty Insurance came predominantly from the workers' compensation and to a lesser extent, commercial auto and property lines of coverage, partially offset by unfavorable development from the general liability and financial indemnity lines of coverage. All accident years between 2011-2020 developed favorably, with more recent years experiencing some unfavorable development. Favorable development experienced by Title Insurance occurred largely within the 2018-2021 years. In 2023, the favorable development experienced by Specialty Insurance came predominantly from the 2010-2022 accident years, driven by workers' compensation and to a lesser extent, commercial auto lines of coverage, partially offset by unfavorable development from the general liability line of coverage. Favorable development experienced by Title Insurance occurred largely within the 2019-2021 years.

Federal Black Lung Regulations

The Federal Department of Labor revised the Federal Black Lung Program regulations in both 2001 and 2010. The revisions reflect more lenient standards that can potentially benefit claimants. Claims filed or refiled pursuant to these revised regulations initially increased immediately following the passing of both sets of regulations but have been gradually decreasing since.

The majority of pending claims against Old Republic pertain to business underwritten through loss sharing programs that permit the charge of additional or refund of return premiums to wholly or partially offset changes in estimated claim costs, or to business underwritten as a service carrier on behalf of various industry-wide involuntary market (i.e. assigned risk) pools. A smaller portion pertains to business produced on a traditional risk transfer basis. The Company has established applicable reserves for claims as they have been reported and for claims not yet reported on the basis of its historical experience.

A&E Reserves

At December 31, 2024 and 2023, Old Republic's aggregate loss and loss adjustment expense reserves specifically identified with A&E exposures amounted to approximately $167.6 and $130.6 gross, respectively, and $106.5 and $87.5 net of reinsurance, respectively.

Old Republic's reserve estimates also include provisions for indemnity and settlement costs for various A&E claims that have been filed in the normal course of business against a number of its insurance subsidiaries. Many such claims relate to policies incepting prior to 1985, including those issued during a short period between 1981 and 1982 pursuant to an agency agreement canceled in 1982. Over the years, the Company's property and casualty insurance subsidiaries have typically issued general liability insurance policies with face amounts ranging between $1.0 and $2.0 and rarely exceeding $10.0. Such policies have, in turn, been subject to reinsurance cessions which have typically reduced the subsidiaries' net retentions to $0.5 or less as to each claim.

Old Republic's exposure to A&E claims cannot, however, be calculated by conventional insurance reserving methods for a variety of reasons, including: a) the absence of statistically valid data because such claims generally involve long reporting delays and very often uncertainty as to the number and identity of insureds against whom such claims have arisen or will arise; and b) the litigation history of such or similar claims. Inconsistent court decisions stem from such questions as: when an alleged loss occurred, which policies provide coverage, how a loss is to be allocated among potentially responsible insureds and/or their insurance carriers, how policy coverage exclusions are to be interpreted, what types of environmental impairment or toxic tort claims are covered, when the insurer's duty to defend is triggered, how policy limits are to be calculated, and whether clean-up costs constitute property damage.

Over time, the Executive Branch and/or the Congress of the United States have proposed or considered changes in the legislation and rules affecting the determination of liability for A&E claims. As of December 31, 2024, however, there is no solid evidence to suggest that possible future changes might mitigate or reduce some or all of these claim exposures. Because of the above issues and uncertainties, estimation of reserves for losses and allocated loss adjustment expenses for A&E claims is much more difficult to quantify with a high degree of precision. Accordingly, no representation can be made that the Company's reserves for such claims and related costs will not prove to be overstated or understated in the future. In 2024, the Company responded to industry severity trends by considerably increasing A&E reserves (reported in general liability) on both a gross and a net basis. Based on average annual claims payments during the five most recent calendar years, such reserves represented a paid loss survival ratio of 8.3 years (gross) and 8.4 years (net of reinsurance) as of December 31, 2024, and 6.6 years (gross) and 7.4 years (net of reinsurance) as of December 31, 2023. Fluctuations in this ratio between years can be caused by the inconsistent pay-out patterns associated with these types of claims. For the five years ended December 31, 2024, incurred A&E claim and related loss settlement costs have averaged 0.7% of average annual Specialty Insurance loss and loss adjustment expenses.

The following represents the Company's incurred and paid loss development tables for the major types of insurance coverages as of December 31, 2024. The information about incurred and paid claims development for the years ended December 31, 2014 to 2022 is presented as supplementary information.

Workers' Compensation

Incurred Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance (Undiscounted) — **As of December 31, 2024**

Accident Year	For the Years Ended December 31, Supplementary Information (Unaudited) 2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total of Incurred-but-Not-Reported Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Losses*
2015	$ 794.3	$ 792.6	$ 787.3	$ 785.5	$ 769.1	$ 742.4	$ 695.8	$ 659.8	$ 622.3	$ 601.1	$ 56.0	55,251
2016		756.1	752.9	745.7	730.5	712.6	692.8	624.2	584.9	557.6	65.5	52,506
2017			727.0	713.9	700.3	683.4	676.3	654.2	609.3	578.8	71.0	51,806
2018				698.6	691.5	681.0	665.9	644.8	605.4	562.3	98.4	52,409
2019					664.6	657.4	653.2	667.5	658.8	634.4	119.4	51,939
2020						560.9	569.4	571.7	574.7	581.0	132.8	45,937
2021							500.3	502.4	493.8	486.4	126.5	46,678
2022								488.1	487.4	493.4	138.6	47,205
2023									491.7	498.5	191.5	46,735
2024										495.3	274.1	36,224
									Total	$ 5,489.2 (A)		

* Reported losses are accumulated on an individual claimant basis and exclude external reinsurance assumed and participation in residual market pools as claim frequency information is not available.

Cumulative Paid Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance

Accident Year	For the Years Ended December 31, Supplementary Information (Unaudited) 2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2015	$ 109.0	$ 274.9	$ 379.3	$ 435.1	$ 466.7	$ 484.7	$ 499.8	$ 507.3	$ 512.7	$ 515.9
2016		102.5	253.5	334.4	383.5	408.4	425.2	435.8	442.5	448.9
2017			99.6	244.6	334.8	383.1	414.3	444.1	453.5	463.6
2018				94.8	240.6	320.5	367.2	396.8	416.0	426.4
2019					102.9	239.8	329.6	382.3	412.2	441.4
2020						84.3	211.6	284.3	329.7	363.7
2021							80.1	187.8	252.9	289.3
2022								74.2	188.2	256.1
2023									75.5	197.2
2024										84.8
									Total	$ 3,487.8 (B)

Net incurred loss and allocated loss adjustment expenses (A)	$ 5,489.2
Less: net paid loss and allocated loss adjustment expenses (B)	3,487.8
Subtotal	2,001.3
All outstanding liabilities before 2015, net of reinsurance	774.9
Liabilities for loss and allocated loss adjustment expenses, net of reinsurance	$ 2,776.3

Commercial Auto

	Incurred Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance										As of December 31, 2024	
	For the Years Ended December 31,										Total of Incurred-but-Not-Reported Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Losses*
Accident Year	Supplementary Information (Unaudited)											
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024		
2015	$ 712.4	$ 710.5	$ 729.7	$ 721.4	$ 720.7	$ 703.4	$ 700.6	$ 699.9	$ 699.5	$ 699.3	$ 1.0	104,832
2016		755.9	768.9	786.0	780.8	779.3	762.1	754.9	752.9	752.7	3.3	110,773
2017			788.7	819.1	869.2	874.4	867.9	847.1	843.0	837.5	3.8	117,666
2018				883.2	947.9	989.9	992.1	976.1	971.3	967.9	13.9	129,379
2019					931.1	959.7	954.8	947.4	942.0	943.4	16.1	138,817
2020						941.1	913.7	854.0	845.5	820.4	37.5	118,255
2021							989.4	954.6	935.3	931.1	62.3	126,584
2022								1,074.2	1,044.5	1,021.2	78.0	127,282
2023									1,204.1	1,225.5	98.7	130,069
2024										1,367.9	7.4	110,870
										$ 9,567.2 (A)		

* Reported losses are accumulated on an individual claimant basis and exclude external reinsurance assumed and participation in residual market pools as claim frequency information is not available.

	Cumulative Paid Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance									
	For the Years Ended December 31,									
Accident Year	Supplementary Information (Unaudited)									
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2015	$ 265.1	$ 438.9	$ 541.8	$ 626.2	$ 669.7	$ 680.6	$ 687.3	$ 693.0	$ 695.4	$ 696.7
2016		290.2	469.6	585.1	677.8	710.8	725.5	737.3	742.7	747.1
2017			307.9	512.0	657.1	746.5	791.2	814.1	826.9	832.7
2018				330.0	557.5	730.4	836.7	900.0	924.1	941.8
2019					330.4	549.0	681.6	787.2	875.3	906.8
2020						290.1	464.3	602.2	692.7	745.5
2021							302.7	508.6	662.9	778.6
2022								354.8	606.8	761.9
2023									424.4	706.6
2024										463.9
										$ 7,582.0 (B)

Net incurred loss and allocated loss adjustment expenses (A)	$ 9,567.2
Less: net paid loss and allocated loss adjustment expenses (B)	7,582.0
Subtotal	1,985.2
All outstanding liabilities before 2015, net of reinsurance	7.9
Liabilities for loss and allocated loss adjustment expenses, net of reinsurance	$ 1,993.2

	Incurred Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance										As of December 31, 2024	
				For the Years Ended December 31,							Total of Incurred-but-Not-Reported Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Losses*
Accident Year	Supplementary Information (Unaudited)											
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024		
2015	$ 96.0	$ 96.3	$ 99.2	$ 102.3	$ 104.8	$ 105.8	$ 99.8	$ 99.2	$ 99.0	$ 100.2	$ 12.5	5,191
2016		92.4	96.7	98.8	100.3	101.0	104.4	98.8	95.9	92.9	11.6	82,877
2017			111.2	121.4	129.6	132.8	135.2	138.0	143.9	146.4	16.7	459,840
2018				120.5	119.7	125.1	135.5	141.9	152.0	148.9	22.8	460,877
2019					133.5	131.9	138.7	146.0	146.9	147.1	31.1	375,121
2020						112.4	111.7	114.9	116.1	121.1	42.8	5,221
2021							94.2	92.7	99.0	111.6	31.9	4,890
2022								97.8	100.7	110.4	36.4	4,733
2023									132.6	138.7	66.4	18,353
2024										201.3	140.8	11,814
										$ 1,319.0 (A)		

* Reported losses are accumulated on an individual claimant basis and exclude external reinsurance assumed and participation in residual market pools as loss frequency information is not available. The increases beginning in 2016 are due to the addition of a national account with higher frequency yet lower severity than the existing book of business for accident years 2016 through 2019.

	Cumulative Paid Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance									
	For the Years Ended December 31,									
Accident Year	Supplementary Information (Unaudited)									
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2015	$ 6.3	$ 16.0	$ 29.5	$ 47.4	$ 64.5	$ 70.7	$ 75.0	$ 79.9	$ 82.5	$ 84.3
2016		7.1	18.5	34.8	47.7	58.0	66.9	71.9	75.1	77.7
2017			5.7	25.9	50.1	76.9	95.5	105.3	113.2	120.3
2018				6.9	28.8	48.9	71.0	91.0	102.0	113.8
2019					6.4	29.5	53.4	72.1	87.8	102.0
2020						4.2	12.4	28.5	45.0	66.2
2021							5.6	14.7	30.9	50.7
2022								6.4	22.2	39.4
2023									3.9	22.3
2024										6.4
										$ 683.6 (B)

Net incurred loss and allocated loss adjustment expenses (A)	$ 1,319.0
Less: net paid loss and allocated loss adjustment expenses (B)	683.6
Subtotal	635.3
All outstanding liabilities before 2015, net of reinsurance	181.6
Liabilities for loss and allocated loss adjustment expenses, net of reinsurance	$ 817.0

Financial Indemnity

	Incurred Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance										As of December 31, 2024	
					For the Years Ended December 31,						Total of Incurred-but-Not-Reported Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Losses*
Accident Year			Supplementary Information (Unaudited)									
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024		
2015	$ 73.4	$ 68.2	$ 64.8	$ 63.7	$ 63.1	$ 62.8	$ 64.7	$ 71.6	$ 67.6	$ 67.2	$ 3.7	7,180
2016		75.4	77.4	75.0	74.5	73.8	72.9	68.2	67.9	67.9	5.5	8,706
2017			100.4	103.9	102.2	101.1	100.9	95.7	94.8	94.9	11.4	14,322
2018				120.8	112.7	113.3	124.2	161.6	161.4	161.5	19.1	19,705
2019					149.5	139.7	135.1	193.5	191.9	193.3	14.0	20,857
2020						156.9	153.1	148.2	146.1	144.0	46.2	14,578
2021							177.8	170.0	169.1	177.6	84.6	6,374
2022								182.2	184.4	196.9	91.4	3,967
2023									173.6	197.5	109.3	5,164
2024										158.0	128.2	5,016
										$ 1,459.1 (A)		

* Reported losses are accumulated on an individual claimant basis and exclude external reinsurance assumed and participation in residual market pools as claim frequency information is not available.

	Cumulative Paid Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance									
	For the Years Ended December 31,									
Accident Year	Supplementary Information (Unaudited)									
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2015	$ 17.3	$ 29.2	$ 44.8	$ 47.0	$ 58.2	$ 58.2	$ 58.4	$ 63.6	$ 63.5	$ 63.5
2016		23.2	39.5	44.4	51.9	56.0	56.3	56.2	62.3	62.2
2017			38.1	62.2	63.4	65.9	76.2	76.6	76.7	82.8
2018				42.5	66.3	82.9	94.2	110.3	124.2	135.5
2019					46.4	74.2	84.8	115.4	138.1	159.0
2020						31.2	45.7	48.2	64.2	70.2
2021							14.4	24.7	31.0	51.2
2022								8.3	27.8	52.3
2023									15.7	44.9
2024										20.1
										$ 742.1 (B)

Net incurred loss and allocated loss adjustment expenses (A)	$ 1,459.1
Less: net paid loss and allocated loss adjustment expenses (B)	742.1
Subtotal	717.0
All outstanding liabilities before 2015, net of reinsurance	(1.7)
Liabilities for loss and allocated loss adjustment expenses, net of reinsurance	$ 715.2

70

The following represents a reconciliation of the incurred and paid loss development tables to total loss and loss adjustment expense reserves as reported in the consolidated balance sheets.

	December 31,	
	2024	2023
Net loss and allocated loss adjustment expense reserves:		
Workers' compensation (a)	$ 2,604.5	$ 2,725.3
Commercial auto	1,993.2	1,808.4
General liability	817.0	705.5
Financial indemnity	715.2	652.7
Other short-duration insurance coverages	903.2	759.8
Subtotal	7,033.3	6,651.9
Reinsurance recoverable on loss reserves:		
Workers' compensation	2,048.4	1,998.2
Commercial auto	2,295.3	1,684.4
General liability	946.5	813.2
Financial indemnity	211.4	221.0
Other short-duration insurance coverages	302.9	256.9
Subtotal	5,804.7	4,973.6
Insurance coverages other than short-duration (b)	539.6	566.4
Unallocated loss adjustment expense reserves (c)	350.0	346.1
	889.6	912.6
Gross loss and loss adjustment expense reserves	$ 13,727.7	$ 12,538.2

_____

(a) Certain long-term disability type workers' compensation reserves are discounted to present value based on interest rates typically ranging from 3.0% to 3.5%. The amount of discount reflected in the year-end net reserves totaled $171.8 and $179.9 as of December 31, 2024 and 2023, respectively. Interest accretion of $29.2, $25.6, and $9.6 for the years ended December 31, 2024, 2023, and 2022, respectively, was recognized as unfavorable development of prior year reserves within loss and loss adjustment expenses in the consolidated statements of income.

(b) RFIG Run-off loss reserves of $53.6 were classified as held-for-sale as of December 31, 2023. See Note 2 for further discussion.

(c) RFIG Run-off unallocated loss adjustment expense reserves of $1.2 were classified as held-for-sale as of December 31, 2023. See Note 2 for further discussion.

The table below is supplementary information and presents the historical average annual percentage payout of incurred losses by age, net of reinsurance.

	Supplementary Information (Unaudited)									
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Workers' compensation	16.5 %	24.3 %	14.4 %	8.3 %	5.2 %	3.8 %	2.0 %	1.4 %	1.0 %	0.5 %
Commercial auto	35.4 %	23.4 %	16.0 %	11.5 %	6.4 %	2.4 %	1.5 %	0.7 %	0.5 %	0.2 %
General liability	4.7 %	12.1 %	15.1 %	15.6 %	13.7 %	7.9 %	5.8 %	4.4 %	2.7 %	1.8 %
Financial indemnity	20.5 %	15.2 %	8.2 %	8.9 %	9.9 %	4.0 %	1.8 %	7.7 %	(0.1)%	— %

Note 6 - Reinsurance and Retention Limits

In order to maintain premium production within its capacity and limit maximum losses for which it might become liable under its policies, Old Republic, as is common practice in the insurance industry, may cede a portion or all of its premiums and related liabilities on certain classes of insurance, individual policies, or blocks of business to other insurers and reinsurers. Although the ceding of insurance does not ordinarily discharge an insurer from its direct liability to a policyholder, it is industry practice to establish the reinsured part of risks as the liability of the reinsurer. Old Republic also employs retrospective premium and a large variety of risk-sharing procedures and arrangements for parts of its business in order to reduce underwriting losses for which it might become liable under insurance policies it issues. To the extent that any reinsurance companies, retrospective related risks, or producers might be unable to meet their obligations under existing reinsurance, retrospective insurance and production agreements, Old Republic would be liable for the defaulted amounts. The Company generally protects itself by withholding funds, securing indemnity agreements, obtaining surety bonds, or otherwise collateralizing such obligations through irrevocable letters of credit, cash, or securities.

Except as noted in the following paragraph, reinsurance protection on property and liability coverages generally limits the net loss from any one event to a maximum of: $5.2 for workers' compensation; $7.9 for commercial auto liability; $7.9 for general liability; $14.8 for directors & officers (D&O); $2.2 for aviation; and $23.1 for property coverages. Title insurance risk assumptions are generally limited to a maximum of $500.0 as to any one policy. The vast majority of title policies issued, however, carry exposures of less than $1.0.

The Company maintains treaty and facultative reinsurance coverage for its workers' compensation exposures. Pursuant to regulatory requirements, however, all workers' compensation primary insurers such as the Company remain liable for unlimited amounts in excess of reinsured limits. Other than the substantial concentration of workers' compensation losses caused by the September 11, 2001 terrorist attack on America, to the best of the Company's knowledge there had not been a similar accumulation of claims in a single location from a single occurrence prior to that event. Nevertheless, the possibility continues to exist that non-reinsured losses could, depending on a wide range of severity and frequency assumptions, aggregate several hundred million dollars to an insurer such as the Company. Such aggregation of losses could occur in the event of a catastrophe such as an earthquake that could lead to the death or injury of a large number of persons concentrated in a single facility such as a high-rise building.

As a result of the September 11, 2001 terrorist attack on America, the reinsurance industry eliminated coverage from substantially all contracts for claims arising from acts of terrorism. Primary insurers like the Company therefore became fully exposed to such claims. The Terrorism Risk Insurance Act (TRIA), the Terrorism Risk Insurance Revision and Extension Act (TRIREA), and the Terrorism Risk Insurance Program Reauthorization Act of 2019 (TRIPRA) were subsequently placed into law and serve as a federal reinsurance program administered by the Secretary of the Treasury. This legislation requires primary insurers to offer coverage for certified acts of terrorism under most commercial property and casualty insurance policies (excluding such coverages as commercial auto, burglary and theft, professional liability, and farm owners multi-peril insurance) and also provides for temporary reinsurance protection through December 31, 2027.

Although insurers are permitted to charge an additional premium for terrorism coverage, insureds may reject the coverage. The program's protection is not triggered for losses arising from an act of terrorism until the industry first suffers losses in excess of a prescribed aggregate deductible during any one year. The program deductible trigger was $200.0 for 2024. Once the program trigger is met, the program will be responsible for a fixed percentage of the Company's terrorism losses that exceed its deductible. The Company's deductible amounts to 20% of direct earned premium on eligible property and casualty insurance coverages. The Company currently reinsures limits on a treaty basis of $195.0 in excess of $5.0 for claims arising from certain acts of terrorism for casualty clash and catastrophe workers' compensation liability insurance coverages. The Company also purchases facultative reinsurance on certain accounts in excess of $200.0 to manage the Company's net exposure.

Reinsurance ceded by the Company's insurance subsidiaries in the ordinary course of business is typically placed on an excess of loss basis. Under excess of loss reinsurance agreements, the companies are generally reimbursed for losses exceeding contractually agreed-upon levels. Quota share reinsurance is most often effected between the Company's insurance subsidiaries and industry-wide assigned risk plans or captive insurers owned by insureds. Under quota share reinsurance, the Company remits to the assuming entity an agreed-upon percentage of premiums written and is reimbursed for underwriting expenses and proportionately related claims costs.

Reinsurance recoverable asset balances represent amounts due from or credited by assuming reinsurers for paid and unpaid loss and unearned premium and policy reserves. Such reinsurance balances are recoverable from nonadmitted foreign and certain other reinsurers, such as captive insurance companies owned by insureds or business producers, as well as similar balances or credits arising from policies that are retrospectively rated or subject to insureds' high deductible retentions that are substantially collateralized by irrevocable letters of credit, securities, and other financial instruments. Old Republic evaluates on a regular basis the financial condition of its assuming reinsurers and insureds who purchase its retrospectively rated or high deductible policies. Estimates of credit losses are included in the Company's net loss and loss adjustment expense reserves since reinsurance, retrospectively rated, and self-insured deductible policies and contracts do not relieve Old Republic from its direct obligations to insureds or their beneficiaries. See Note 10 for further discussion.

At December 31, 2024, the Specialty Insurance segment's ten largest reinsurers represented approximately 64% of the total consolidated reinsurance recoverable on paid and unpaid losses, with Day One Insurance, Inc. the largest reinsurer, representing 24.6% of the total recoverable balance. Of the balances due from these ten reinsurers, 38.6% was recoverable from domestic unrated companies, 32.3% from A or better rated reinsurance companies, 25.6% from foreign unrated companies, and 3.5% from industry-wide insurance assigned risk pools.

The following information relates to reinsurance and related data for the Specialty Insurance segment for the three years ended December 31, 2024. Reinsurance transactions of the Title Insurance segment and the small life and accident insurance operation are not material.

Years Ended December 31:			2024		2023		2022
Specialty Insurance							
Written premiums:	Direct	$	7,706.9	$	6,776.4	$	6,263.3
	Assumed		106.8		96.6		90.0
	Ceded	$	2,783.2	$	2,516.7	$	2,375.1
Earned premiums:	Direct	$	7,221.8	$	6,513.2	$	6,021.0
	Assumed		108.0		94.7		87.1
	Ceded	$	2,652.8	$	2,488.6	$	2,299.5
Losses ceded		$	2,585.1	$	1,795.9	$	1,677.3

Note 7 - Income Taxes

The provision for combined current and deferred income taxes (credits) reflected in the consolidated statements of income may not bear the usual relationship to income before income taxes (credits) as the result of permanent and other differences between pretax income or loss and taxable income or loss determined under existing tax regulations. The more significant differences, their effect on the statutory income tax rate (credit), and the resulting effective income tax rates (credits) are summarized below:

Years Ended December 31:	2024	2023	2022
Statutory tax rate	21.0 %	21.0 %	21.0 %
Tax rate increases (decreases):			
Tax-exempt interest	(0.2)	(0.4)	(0.3)
Dividends received exclusion	(0.6)	(1.0)	(1.3)
Meals and entertainment	0.3	0.3	0.2
Equity compensation	(0.2)	(0.1)	0.2
Other items - net	—	0.1	0.1
Effective tax rate	20.3 %	19.9 %	19.9 %

The tax effects of temporary differences that give rise to significant portions of the Company's net deferred tax assets (liabilities) are as follows at the dates shown:

December 31:		2024		2023		2022
Deferred Tax Assets:						
Loss and loss adjustment expense reserves	$	210.8	$	214.9	$	218.6
Pension and deferred compensation plans		18.9		23.8		22.6
Realized loss from sale of mortgage insurance business		—		9.5		—
Net operating loss carryforward		3.4		5.5		7.6
AMT credit carryforward		9.0		9.0		9.0
Operating leases		42.9		46.4		46.7
Other temporary differences		28.0		16.3		17.1
Total deferred tax assets		313.0		325.4		321.6
Deferred Tax Liabilities:						
Unearned premium reserves		23.9		46.3		63.3
Deferred policy acquisition costs		110.4		82.8		76.0
Amortization of fixed income securities		24.5		14.6		6.8
Net unrealized investment gains		219.1		214.4		141.3
Title plants and records		2.8		2.8		2.8
Tax reform transition adjustment on loss and loss adjustment expense reserves		3.2		6.7		10.3
Operating leases		37.7		40.9		41.9
Other temporary differences		20.5		22.5		20.1
Total deferred tax liabilities		442.1		431.0		362.5
Net deferred tax liabilities (a)	$	(129.1)	$	(105.6)	$	(40.9)

_____

(a) RFIG Run-off deferred tax assets of $0.3 and deferred tax liabilities of $0.1 were reclassified as held-for-sale as of December 31, 2023. See Note 2 for further discussion.

At December 31, 2024, the Company had an available net operating loss (NOL) carryforward of $16.6 which will expire in years 2025 through 2029, and a $9.0 alternative minimum tax (AMT) credit carryforward. The NOL carryforward is subject to the limitations set by Section 382 of the Internal Revenue Code and is available to reduce future years' taxable income by a maximum of $9.8 each year until expiration.

In valuing the deferred tax assets, the Company considered certain factors including primarily the scheduled reversals of certain deferred tax liabilities, estimates of future taxable income, the impact of available carryback and carryforward periods, as well as the availability of certain tax planning strategies. The Company estimates that all gross deferred tax assets at year-end 2024 will more likely than not be fully realized.

Tax positions taken or expected to be taken in a tax return by the Company are recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. To the best of management's knowledge there are no tax uncertainties that are expected to result in significant increases or decreases to unrecognized tax benefits within the next twelve month period. The Company views its income tax exposures as primarily consisting of timing differences whereby the ultimate deductibility of a taxable amount is highly certain but the timing of its deductibility is uncertain. Such differences relate principally to the timing of deductions for loss and unearned premium reserves. As in prior examinations, the Internal Revenue Service (IRS) could assert that loss reserve deductions were overstated thereby reducing the Company's statutory taxable income in any particular year. The Company believes that it establishes its reserves fairly and consistently at each balance sheet date, and that it would succeed in defending its tax position in these regards. Because of the impact of deferred tax accounting, the possible accelerated payment of tax to the IRS would not necessarily affect the annual effective tax rate. The Company classifies interest and penalties as income tax expense in the consolidated statements of income. The Company is not currently under audit by the IRS and 2021 and subsequent tax years remain open.

The Inflation Reduction Act (IRA) was enacted into law on August 16, 2022, which, among its many elements, imposes a Corporate Alternative Minimum Tax (CAMT) on the adjusted financial statement income at the rate of 15% for tax periods beginning on or after January 1, 2023. The Company, as a member of a controlled group, has determined it is subject to the CAMT calculations for the year ended December 31, 2024. However, the Company expects to be a regular taxpayer and not a CAMT taxpayer.

A Federal Excise Tax (FET) was enacted at the rate of 1% on all corporate stock buybacks effective January 1, 2023. The Company is subject to the FET, and an immaterial amount of excise tax incurred on stock repurchases has been recognized as part of the cost basis of the treasury stock acquired.

The Organization for Economic Co-operation and Development (OECD) released Pillar Two Model Rules ("Pillar 2"), a framework to implement a global minimum corporate tax of 15% for multinational companies with global revenues and profits above certain thresholds, effective beginning January 1, 2024. While it is uncertain whether the United States will enact legislation to adopt Pillar 2, Canada, in which the Company operates, adopted legislation effective January 1, 2024. The Company performed an analysis of the Canadian legislation and determined it does not have a Pillar 2 obligation in Canada as of December 31, 2024, and will continue to monitor future implications of the framework, which are not expected to be material to the Company.

Note 8 - Employee Benefit Plans

Pension Benefits

The funded status of the Company's pension plan is reflected below.

Years Ended December 31:	2024	2023	2022
Projected benefit obligation at beginning of year	$ 456.4	$ 452.8	$ 604.6
Increases (decreases) during the year attributable to:			
Interest cost	22.5	23.4	16.4
Actuarial (gains) losses	(18.7)	10.9	(138.7)
Benefits paid	(32.1)	(30.7)	(29.5)
Net increase (decrease) for the year	(28.2)	3.6	(151.8)
Projected benefit obligation at end of year	$ 428.2	$ 456.4	$ 452.8

Years Ended December 31:	2024	2023	2022
Fair value of net assets available for plan benefits			
At beginning of the year	$ 520.6	$ 507.1	$ 556.0
Increases (decreases) during the year attributable to:			
Actual return on plan assets	30.7	44.2	(19.2)
Benefits paid	(32.1)	(30.7)	(29.5)
Net increase (decrease) for year	(1.3)	13.4	(48.8)
Fair value of net assets available for plan benefits			
At end of the year	$ 519.2	$ 520.6	$ 507.1

Funded status	$ 91.0	$ 64.1	$ 54.3
Amounts recognized in accumulated other comprehensive income	$ (5.9)	$ (27.8)	$ (38.5)

Funding of the Plan is dependent on a number of factors including actual performance versus actuarial assumptions made at the time of the actuarial valuation, as well as the maintenance of certain funding levels relative to regulatory requirements. The Company currently does not expect to make cash contributions in calendar year 2025 based on minimum funding requirements.

Net periodic pension expense (income) recognized during 2024, 2023, and 2022 was $(5.0), $0.9, and $(18.3), respectively.

The projected benefit obligation and net periodic benefit cost for the Plan were determined using the following weighted-average assumptions:

	Projected Benefit Obligation		Net Periodic Benefit Cost		
As of December 31:	2024	2023	2024	2023	2022
Settlement discount rates	5.65%	5.15%	5.15%	5.40%	2.80%
Long-term rates of return on plan assets	N/A	N/A	5.50%	4.60%	7.00%

The assumed settlement discount rates were determined by matching the current estimate of the Plan's projected cash outflows against spot rate yields on a portfolio of high quality bonds as of the measurement date. To develop the expected long-term rate of return on assets assumption, historical returns, future return expectations for each asset class, as well as the target asset allocation of the pension portfolio were considered. The investment policy of the Plan takes into account the matching of assets and liabilities, appropriate risk aversion, liquidity needs, the preservation of capital, and the attainment of modest growth. The weighted-average asset allocations of the Plan were as follows:

As of December 31:	2024	2023	Current Investment Policy Asset Allocation % Range Target
Equity securities: Common shares of Company stock	19.7%	16.0%	0% to 25%
Fixed income securities	72.9	78.1	75% to 100%
Other	7.4	5.9	1% to 10%
Total	100.0%	100.0%	

Quoted values and other data provided by the respective investment custodians are used as inputs for determining fair value of the Plan's fixed income and equity securities. The custodians are understood to obtain market quotations and actual transaction prices for securities that have quoted prices in active markets and use their own proprietary method for determining the fair value of securities that are not actively traded. In general, these methods involve the use of "matrix pricing" in which the investment custodian uses observable market inputs, including, but not limited to, investment yields, credit risks and spreads, benchmarking of like securities, broker-dealer quotes, reported trades and sector groupings to determine a reasonable fair value.

The following tables present a summary of the Plan's assets segregated among the various input levels described in Note 3.

	Fair Value Measurements			
As of December 31, 2024:	Level 1	Level 2	Level 3	Total
Equity securities: Company stock	$ 102.3	$ —	$ —	$ 102.3
Fixed income securities	2.9	375.7	—	378.6
Other	22.7	—	7.2	29.9
Total at fair value	$ 128.1	$ 375.7	$ 7.2	511.0
Securities at net asset value				8.1
Total				$ 519.2
As of December 31, 2023:				
Equity securities: Company stock	$ 83.1	$ —	$ —	$ 83.1
Fixed income securities	3.7	402.7	—	406.5
Other	17.0	—	7.3	24.3
Total at fair value	$ 103.9	$ 402.7	$ 7.3	514.0
Securities at net asset value				6.5
Total				$ 520.6

Level 1 assets include U.S. Treasury notes, publicly traded common stocks, mutual funds, and short-term investments. Level 2 assets generally include corporate and government agency bonds. Level 3 assets primarily consist of an immediate participation guaranteed fund.

The following table presents a summary of the benefits expected to be paid as of December 31, 2024 for the next 10 years:

	2025	2026	2027	2028	2029	2030 and after
December 31, 2024	$ 34.5	$ 35.4	$ 34.8	$ 34.7	$ 34.8	$ 167.7

Stock-Based Compensation

As periodically amended, the Company has had a stock-based incentive compensation plan in effect for certain eligible employees since 1978. Stock-based compensation is currently awarded under the 2022 Incentive Compensation Plan (the 2022 Plan) which was adopted following approval by shareholders on May 26, 2022, thereby replacing the 2016 Incentive Compensation Plan (the 2016 Plan). Under the 2022 Plan, a total of 20.0 million new shares, plus the approximately 4.7 million shares that remained available for issuance under the 2016 Plan, became available for future awards through February 2032. The maximum number of shares available as of December 31, 2024 for future issuance under the 2022 Plan was approximately 15.3 million shares.

The following table presents the stock-based compensation expense and income tax benefit recognized in the financial statements:

Years Ended December 31:	2024	2023	2022
Stock-based compensation expense	$ 33.2	$ 19.5	$ 9.0
Income tax benefit	$ 6.9	$ 4.1	$ 1.8

As of December 31, 2024, there was $40.7 of total unrecognized compensation cost related to nonvested stock-based compensation arrangements. That cost is expected to be recognized over a weighted average period of approximately three years.

Stock Options

Stock options granted have an exercise price equal to the closing market price of the Company's common stock on the date of grant. All grants have a 10-year term. Options granted under the 2022 Plan vest ratably over three years at each anniversary date. Options granted under the 2016 and prior plans vest as follows: 10% as of December 31 of the year of the grant and, cumulatively, an additional 15%, 20%, 25%, and 30% on and after the second through fifth calendar years, respectively.

The following table presents the key assumptions used to value the option awards granted during the periods presented. Expected volatilities are based on the historical experience of Old Republic's common stock. The expected term of stock options represents the period of time that stock options granted are assumed to be outstanding. The Company uses historical data to estimate the effect of stock option exercise and employee departure behavior; groups of employees that have similar historical behavior are considered separately for valuation purposes. The risk-free rate of return for periods within the contractual term of the share option is based on the U.S. Treasury rate in effect at the time of the grant.

	2024	2023	2022
Expected volatility	0.23	0.23	0.22
Expected dividends	4.55%	4.66%	4.32%
Expected term (in years)	7	6	6
Risk-free rate	4.15%	3.69%	2.68%

A summary of stock option activity under the 2022 and 2016 Incentive Plans as of December 31, 2024, 2023, and 2022, and changes in outstanding options during the years then ended is presented below:

	2024		2023		2022	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	10,870,214	$ 22.10	9,619,004	$ 20.68	8,344,470	$ 19.57
Granted	1,320,179	29.31	2,990,000	25.22	2,660,000	23.28
Exercised	1,951,544	20.91	1,694,106	19.49	1,285,783	18.94
Forfeited and expired	142,537	24.20	44,684	22.04	99,683	19.78
Outstanding at end of year	10,096,312	23.25	10,870,214	22.10	9,619,004	20.68
Exercisable at end of year	5,538,335	$ 21.32	4,790,571	$ 20.31	4,562,063	$ 19.53
Weighted average fair value of options granted during the year (a)	$ 4.89	per share	$ 3.76	per share	$ 3.31	per share

_____

(a) Based on the Black-Scholes-Merton option pricing model and the assumptions outlined above.

A summary of stock options outstanding and exercisable at December 31, 2024 follows:

		Options Outstanding			Options Exercisable	
			Weighted Average			Weighted Average
Exercise Prices	Year of Grant	Number Outstanding	Remaining Contractual Life	Exercise Price	Number Exercisable	Exercise Price
$15.26	2015	54,349	0.25	$ 15.26	54,349	$ 15.26
$18.14	2016	161,189	1.25	18.14	161,189	18.14
$19.98	2017	276,998	2.25	19.98	276,998	19.98
$20.98	2018	409,116	3.25	20.98	409,116	20.98
$21.12 to $21.99	2019	610,658	4.25	21.18	610,658	21.18
$16.17 to $22.72	2020	1,018,192	5.25	17.44	1,001,692	17.35
$21.30	2021	1,543,138	6.25	21.30	1,069,002	21.30
$22.92 to $24.49	2022	2,056,146	7.25	23.35	1,202,114	23.39
$24.31 to $25.52	2023	2,682,247	8.25	25.21	753,217	25.22
$29.29 to $29.32	2024	1,284,279	9.25	29.31	—	—
Total		10,096,312		$ 23.25	5,538,335	$ 21.32

The cash received from stock option exercises, the total intrinsic value of stock options exercised, and the actual tax benefit realized for the tax deductions from option exercises are as follows:

	2024	2023	2022
Cash received from stock option exercise	$ 40.8	$ 33.0	$ 24.3
Intrinsic value of stock options exercised	20.6	17.5	7.9
Actual tax benefit realized for tax deductions from stock options exercised	$ 4.3	$ 3.6	$ 1.6

Restricted Stock Awards and Restricted Stock Unit Awards

The Company has issued restricted stock awards (RSAs) which represent actual shares issued, and restricted stock unit awards (RSUs) which represent an agreement that shares will be issued in the future after satisfying vesting requirements. These awards are granted at market price, and vest ratably over three years on each anniversary date. During the vesting period, these awards are nontransferable and subject to forfeiture.

A summary of RSA and RSU award activity under the 2022 Incentive Plan as of December 31, 2024, 2023, and 2022, and changes in outstanding RSAs and RSUs during the years then ended is presented below:

	2024		2023		2022	
	Awards	Weighted Average Grant Date Fair Value	Awards	Weighted Average Grant Date Fair Value	Awards	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	1,257,116	$ 24.67	659,874	$ 23.70	33,539	$ 21.32
Granted	648,399	29.42	823,907	25.15	644,356	23.76
Vested	494,926	24.53	225,289	23.60	16,901	21.20
Forfeited	41,387	27.02	1,376	25.05	1,120	22.34
Nonvested at end of year	1,369,202	$ 26.89	1,257,116	$ 24.67	659,874	$ 23.70

Performance-Based Restricted Stock Unit Awards

The Company issues performance-based restricted stock unit awards (PSUs). The PSUs are rights to receive shares of common stock in the future, which vest, if at all, based on the achievement of specified performance criteria, measured over a three-year performance period. These awards are granted at market price. During the performance period, PSUs are nontransferable and subject to forfeiture. The value of PSUs earned depends on the level of achievement of performance objectives over the three-year performance period.

A summary of PSUs activity under the 2022 Incentive Plan as of December 31, 2024 and changes in outstanding PSUs during the year then ended is presented below:

	2024	
	Awards	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	—	$ —
Granted	633,837	29.31
Vested	—	—
Forfeited	17,639	29.32
Nonvested at end of year	616,198	$ 29.31

Other Benefits

The Company has a number of profit sharing and other incentive compensation programs for the benefit of a substantial number of its employees. The costs related to such programs are summarized below:

Years Ended December 31:	2024	2023	2022
ORI 401(k) Savings and Profit Sharing Plan	$ 58.2	$ 65.8	$ 77.8
Cash, deferred and other incentive compensation	$ 77.2	$ 81.2	$ 70.3

Effective December 30, 2022, a profit sharing plan was merged into the Old Republic International Corporation Employees Savings and Stock Ownership Plan (ESSOP) and the merged plan was renamed the ORI 401(k) Savings and Profit Sharing Plan (the ORI 401(k) Plan). A majority of the Company's employees participate in the ORI 401(k) Plan. Annual Company contributions are provided in the form of cash and Old Republic common stock and are based on formulas applied to growth in net income excluding investment gains (losses) and underwriting profitability.

In relation to the sale of RMICC (see Note 2), effective August 1, 2024, the profit sharing plan that had historically covered RMICC employees was merged into the ORI 401(k) Plan.

The ORI 401(k) Plan is currently leveraged and owns 3,352,553 unallocated shares as of December 31, 2024. Prior to the merger, the ESSOP purchased 2,200,000 shares ($34.0), 2,383,625 shares ($50.0), and 3,337,000 shares ($50.0) of Old Republic common stock during 2015, 2018, and 2020, respectively, all of which was financed by loans from the Company and its participating subsidiaries. As of December 31, 2024, there were 17,994,556 Old Republic common shares owned by the ORI 401(k) Plan, of which 14,642,003 were allocated to employees' account balances. Dividends on unallocated shares are used to pay debt service costs. There are no repurchase obligations in existence.

Cash, deferred, and other incentive compensation includes performance recognition compensation. Such amounts are generally determined based on performance metrics including premiums and fees growth, growth in operating earnings, underwriting results, and achieved return on equity in excess of a preset minimum. In March 2023, the Compensation Committee of the Company's Board of Directors approved the Old Republic International Corporation 2023 Performance Recognition Plan (PRP), replacing the previous Key Employee Performance Recognition Plans, as a means of providing cash incentive compensation to named executive officers and certain other senior managers. The PRP is an objective performance-based program providing for annual payouts based on satisfaction of specified performance objectives and individual performance. During the third quarter of 2023, certain structural changes were made to the previously deferred awards made under the Key Employee Performance Recognition Plans, resulting in a one-time charge of $10.7, reflected within underwriting, acquisition, and other expenses in the consolidated statement of income.

Note 9 - Net Income Per Share

Consolidated basic earnings per share excludes the dilutive effect of common stock equivalents and is computed by dividing net income available to common stockholders by the weighted-average number of common shares actually outstanding for the year. Diluted earnings per share are similarly calculated with the inclusion of dilutive common stock equivalents. The following table provides a reconciliation of net income and the number of shares used in basic and diluted earnings per share calculations.

Years Ended December 31:	2024	2023	2022
Numerator:			
Net Income	$ 852.7	$ 598.6	$ 686.4
Denominator:			
Basic weighted-average shares (a)	258,032,085	282,732,526	301,676,941
Effect of dilutive securities - stock-based compensation awards	4,848,546	2,738,538	1,619,671
Diluted adjusted weighted-average shares (a)	262,880,631	285,471,064	303,296,612
Earnings per share: Basic	$ 3.30	$ 2.12	$ 2.28
Diluted	$ 3.24	$ 2.10	$ 2.26
Anti-dilutive common stock equivalents excluded from earnings per share computations:			
Stock-based compensation awards	—	2,234,500	2,645,750

_____

(a) In calculating earnings per share, accounting standards require that common shares owned by the ORI 401(k) Plan that are unallocated to participants in the plan be excluded from the calculation. Such shares are issued and outstanding and have the same voting and other rights applicable to all other common shares.

Note 10 - Credit Losses

Credit losses on financial assets measured at amortized cost, primarily the Company's reinsurance recoverables and accounts and notes receivable, are recognized based on estimated losses expected to occur over the life of the asset. The expected credit losses, and subsequent adjustment to such losses, are recorded through an allowance account that is deducted from the amortized cost basis of the financial asset, with the net carrying value of the asset presented on the consolidated balance sheets.

The Company's credit allowance was comprised of $22.0 and $17.5 related to reinsurance recoverables as of December 31, 2024 and 2023, respectively, and $30.2 and $26.1 related to accounts and notes receivable as of December 31, 2024 and 2023, respectively. No significant changes were made to the allowance during the three years ended December 31, 2024.

The Company's evaluation of credit losses on available for sale fixed income securities is disclosed further in Note 3. The Company is not exposed to material concentrations of credit risks as to any one issuer of fixed income securities.

Note 11 - Debt

Consolidated debt of Old Republic and its subsidiaries is summarized below:

Years Ended December 31:	2024		2023	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
4.875% issued in 2014 and due 2024	$ —	$ —	$ 399.5	$ 397.0
3.875% issued in 2016 and due 2026	549.0	541.4	548.5	530.4
5.750% issued in 2024 and due 2034	396.2	401.3	—	—
3.850% issued in 2021 and due 2051	643.4	458.0	643.1	472.7
Total debt	$ 1,588.7	$ 1,400.7	$ 1,591.2	$ 1,400.3

On August 26, 2016, the Company completed a public offering of $550.0 aggregate principal amount of Senior Notes. The notes bear interest at a rate of 3.875% per year and mature on August 26, 2026.

On June 11, 2021, the Company completed a public offering of $650.0 aggregate principal amount of Senior Notes. The notes bear interest at a rate of 3.850% per year and mature on June 11, 2051.

On March 31, 2024, the Company completed a public offering of $400.0 aggregate principal amount of Senior Notes. The notes bear interest at a rate of 5.750% per year and mature on March 28, 2034. This issuance was completed in anticipation of the $400.0 of 4.875% Senior Notes that matured and were redeemed in cash on October 1, 2024.

During 2024, 2023 and 2022, $79.8, $67.2, and $67.3, respectively, of interest expense on debt was charged to consolidated operations.

Fair Value Measurements - The Company utilizes indicative market prices, which incorporate recent actual market transactions and current bid/ask quotations to estimate the fair value of outstanding debt classified within Level 2 of the fair value hierarchy as presented below. The Company uses an internally generated interest yield market matrix table, which incorporates maturity, coupon rate, credit quality, structure, and current market conditions to estimate the fair value of its debt securities that are classified within Level 3.

The following table shows a summary of financial liabilities disclosed, but not carried, at fair value, segregated among the various input levels as described in Note 3:

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities:					
Debt:					
December 31, 2024	$ 1,588.7	$ 1,400.7	$ —	$ 1,400.7	$ —
December 31, 2023	$ 1,591.2	$ 1,400.3	$ —	$ 1,400.3	$ —

Note 12 - Shareholders' Equity

Preferred Stock - At December 31, 2024, there were 75,000,000 shares of preferred stock authorized. The Company has designated one series of preferred stock: 10,000,000 shares of Series A Junior Participating Preferred Stock (Series A). No shares have been issued or are outstanding. The Series A Stock, if and when issued, will pay a dividend of the greater of $1.00 or 100 times (subject to adjustment) the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of common stock declared on the common stock of the Company. Each share of Series A stock would have 100 votes on each matter submitted to a vote of the shareholders.

Common Stock - At December 31, 2024, there were 500,000,000 shares of common stock authorized. At the same date, there were 100,000,000 shares of Class B common stock authorized, though none were issued or outstanding. Class B common shares have the same rights as common shares except for being entitled to 1/10th of a vote per share.

Common stock held by the ORI 401(k) Plan is classified as a charge to the common shareholders' equity account until it is allocated to participating employees' accounts contemporaneously with the repayment of the debt incurred for its acquisition. Such unallocated shares are not considered outstanding for purposes of calculating earnings per share. Dividends on unallocated shares are used to pay debt service costs.

Common Stock Repurchases - On May 12, 2023, the Board of Directors authorized a $450.0 share repurchase program which was completed during the first quarter of 2024. On March 1, 2024, the Board of Directors authorized a $1.1 billion share repurchase program.

Total 2024 share repurchases, inclusive of taxes and fees, under these programs were 29.9 million shares for $951.6 (average price of 31.82). Following the close of the year and through February 19, 2025, the Company repurchased 0.7 million additional shares for $25.5 (average price of $34.57) leaving $205.8 remaining under the current authorization.

Cash Dividend Restrictions - The payment of cash dividends by the Company is principally dependent upon the amount of its insurance subsidiaries' statutory policyholders' surplus available for dividend distribution. The insurance subsidiaries' ability to pay cash dividends to the parent company is in turn generally restricted by law or subject to approval of the insurance regulatory authorities. These authorities recognize only statutory accounting practices for determining financial position, results of operations, and the ability of an insurer to pay dividends to its shareholders. Based on year-end 2024 data, the maximum amount of dividends payable to the parent company by its insurance and a small number of non-insurance company subsidiaries during 2025 without the prior approval of appropriate regulatory authorities is approximately $952.2. Ordinary cash dividends declared during 2024, 2023, and 2022 to the parent company by its subsidiaries amounted to $645.7, $673.3, and $614.6, respectively. In addition to ordinary dividends, the Company's principal mortgage insurance subsidiaries, which were sold in 2024 (see Note 2), sought and received approval from the North Carolina Department of Insurance to pay extraordinary dividends amounting to $110.0, and $140.0 during 2023 and 2022, respectively.

Cash Dividends - In addition to regular cash dividends, the Company's Board of Directors declared special cash dividends of $2.00 per share in December 2024 (paid on January 15, 2025) and $1.00 per share in August 2022 (paid on September 15, 2022).

Note 13 - Commitments and Contingent Liabilities

General - In the normal course of business, the Company and its subsidiaries are subject to various contingent liabilities, including, but not limited to, possible income tax assessments resulting from tax law interpretations or issues raised by taxing or regulatory authorities in their regular examinations, catastrophic claim occurrences not indemnified by reinsurers such as noted in Note 6, or failure to collect all amounts on its investments or balances due from insureds and reinsurers. The Company does not have a basis for anticipating any significant losses or costs that could result from any known or existing contingencies.

Legal Proceedings - Legal proceedings against the Company and its subsidiaries routinely arise in the normal course of business and usually pertain to claim matters related to insurance policies and contracts issued by its insurance subsidiaries. At December 31, 2024, the Company had no material non-claim litigation exposures in its consolidated business.

Note 14 - Leases

Several of the Company's subsidiaries maintain their offices in leased premises. A number of these leases provide for the payment of real estate taxes, insurance, and other operating expenses. In addition, many of the subsidiaries also lease equipment for use in their businesses. Substantially all of the Company's leases are classified as operating leases.

The Company presents assets and liabilities related to leases with a term greater than 12 months within other assets and liabilities in the consolidated balance sheets. The established right of use asset and corresponding lease liability was $179.7 and $204.0, respectively, as of December 31, 2024, and $194.4, and $220.2, respectively, as of December 31, 2023.

In determining the lease liability, future lease payments are discounted at rates determined based on the type of underlying asset and remaining lease term. The weighted average discount rate was 5.80% and 5.49% as of December 31, 2024 and 2023, respectively, with an average remaining lease term of 6.6 years and 6.9 years at December 31, 2024 and 2023, respectively. Total lease costs were $73.4, $76.3, and $76.2 in 2024, 2023, and 2022, respectively. Fixed lease payments for 2024, 2023, and 2022 were $59.0, $60.6, and $64.0, respectively.

The following table presents a summary of future undiscounted lease payments as of the dates shown:

As of December 31:	2024	2023
Year 1	$ 57.9	$ 58.1
Year 2	45.5	51.0
Year 3	36.0	38.1
Year 4	28.4	29.0
Year 5	20.8	22.0
Thereafter	70.0	82.1
Total	258.8	280.6
Discount	54.7	60.4
Lease Liability	$ 204.0	$ 220.2

Note 15 - Consolidated Quarterly Results - Unaudited

Old Republic's consolidated quarterly operating results for the two years ended December 31, 2024 and 2023 is presented below. In management's opinion, however, quarterly operating results for insurance enterprises such as the Company are not indicative of results to be achieved in succeeding quarters or years. The long-term nature of the insurance business, seasonal and cyclical factors affecting premium production, the fortuitous nature and, at times, delayed emergence of claims, and changes in yields on invested assets are some of the factors necessitating a review of operating results, changes in shareholders' equity, and cash flows for periods of several years to obtain a proper indicator of performance trends. The information below should be read in conjunction with the "Management Analysis of Financial Position and Results of Operations."

In management's opinion, normal recurring adjustments necessary for a fair statement of quarterly results have been reflected in the information which follows.

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
Year Ended December 31, 2024:								
Operating Summary:								
Net premiums, fees, and other income	$	1,684.6	$	1,844.7	$	1,972.9	$	1,986.1
Net investment income and investment gains (losses)		331.3		26.9		368.8		15.9
Total revenues		2,015.9		1,871.7		2,341.7		2,002.0
Total expenses		1,617.2		1,758.3		1,914.8		1,871.3
Net income	$	316.7	$	91.8	$	338.9	$	105.1
Net income per share: Basic	$	1.17	$	0.35	$	1.35	$	0.43
Diluted	$	1.15	$	0.35	$	1.32	$	0.42
Average shares outstanding:								
Basic		271,725,775		260,796,757		251,640,055		247,179,561
Diluted		275,432,461		265,549,655		256,862,595		252,803,300

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
Year Ended December 31, 2023:								
Operating Summary:								
Net premiums, fees, and other income	$	1,594.6	$	1,689.3	$	1,801.1	$	1,785.6
Net investment income and investment gains (losses)		164.0		108.9		(40.9)		155.4
Total revenues		1,758.7		1,798.3		1,760.1		1,941.1
Total expenses		1,509.5		1,601.4		1,696.2		1,703.6
Net income (loss)	$	199.8	$	155.5	$	52.6	$	190.6
Net income (loss) per share: Basic	$	0.68	$	0.55	$	0.19	$	0.70
Diluted	$	0.68	$	0.54	$	0.19	$	0.69
Average shares outstanding:								
Basic		291,945,750		285,426,801		277,010,690		274,036,118
Diluted		293,993,474		287,882,787		279,924,410		277,226,628

Note 16 - Segment Information

The Company is engaged in the single business of insurance underwriting and related services. It conducts its operations through a number of regulated insurance company subsidiaries organized into two reportable segments: Specialty Insurance (formerly referred to as General Insurance) and Title Insurance. Effective as of year-end 2024, the Company renamed its reportable segment formerly referred to as "General Insurance" to "Specialty Insurance." Management believes this name more appropriately reflects Old Republic's specialty P&C strategy, with 17 underwriting businesses focused on unique niche markets with specialized distribution, underwriting, claims, and risk control models. The Company's reportable segments are strategic business units that offer different types of insurance that are managed separately because the nature of each varies from a customer, distribution, and economic perspective. The results of the RFIG Run-off business, previously a reportable segment, are deemed immaterial and reflected within the Corporate & Other caption of this report through the effective date of its sale of May 31, 2024, along with the results of a small life and accident insurance business. Prior period amounts have been reclassified to reflect the change in reportable segments.

The Company does not derive over 10% of its consolidated revenues from any one customer. Revenues and assets connected with foreign operations are not significant in relation to consolidated totals.

Specialty Insurance provides property and liability insurance primarily to commercial clients. Old Republic does not have a meaningful participation in personal insurance coverages. Commercial auto is the largest type of coverage underwritten by Specialty Insurance, accounting for 41.9% of the segment's net premiums earned in 2024. The remaining premiums written by Specialty Insurance are derived largely from a wide variety of coverages, including workers' compensation, property, general liability, general aviation, directors' and officers' indemnity, fidelity and surety indemnities, and home and auto warranties.

Title Insurance consists primarily of the issuance of policies to real estate purchasers and investors based upon searches of the public records which contain information concerning interests in real property. The policies insure against losses arising out of defects, liens, and encumbrances affecting the insured title and not excluded or excepted from the coverage of the policy.

The accounting policies of the Specialty Insurance and Title Insurance segments are the same as those described in the summary of significant accounting policies in Note 1. Inter-segment income and expense, if any, is eliminated. Income taxes are calculated on the basis of the taxable income of the individual entities within each segment.

Old Republic's business is managed for the long run. In this context management's key objectives are to achieve highly profitable operating results over the long term, and to ensure balance sheet strength for the primary needs of the insurance subsidiaries' underwriting and related services business. In this view, the evaluation of periodic and long-term results excludes consideration of net investment gains (losses). Under GAAP, however, net income, inclusive of net investment gains (losses), is the measure of total profitability.

In management's opinion, the focus on income excluding net investment gains (losses), also described herein as segment pretax operating income, provides a better way to analyze, evaluate, and establish accountability for the results of the business. The inclusion of realized investment gains (losses) in net income can mask trends in operating results, because such realizations are often highly discretionary. Similarly, the inclusion of unrealized investment gains (losses) in equity securities can further distort such operating results with significant period-to-period fluctuations. Furthermore, as described in more detail below, management considers the underwriting income component of segment operating income (alternatively measured via combined ratio results) to be the primary performance measure of the insurance operations within each segment.

The Company's chief operating decision maker (CODM) is its Chief Executive Officer. The CODM assesses performance for the Specialty Insurance and Title Insurance segments based primarily on underwriting results, as measured by each segment's combined ratio. The combined ratio measures the Company's overall profitability from its underwriting activities and is derived by dividing loss and loss adjustment expenses, dividends to policyholders and underwriting, acquisition and other expenses by total premiums and fees earned in the tables that follow.

The combined ratio is utilized to perform benchmarking analysis with respect to the Company's internally set objectives as well as its peer group and competitors. The CODM considers these analyses to determine whether to deploy more capital to fund growth within the segments, or conversely, deploy less capital to focus on underwriting profitability improvements. Furthermore, the combined ratio is a significant component in the establishment of management's incentive compensation.

The contributions of Old Republic's reportable segments to consolidated totals are shown in the following tables.

Year Ended December 31, 2024:	Specialty Insurance	Title Insurance	Corporate & Other (a)	Consolidation Elimination Adjustments (b)	Total
Revenues:					
Net premiums written	$5,030.5	$2,334.6	$ 15.9	$ —	$7,381.0
Net premiums earned	4,677.0	2,334.6	14.6	—	7,026.4
Title, escrow, and other fees	—	284.4	—	—	284.4
Total premiums and fees	4,677.0	2,619.1	14.6	—	7,310.8
Other income	177.0	0.6	—	—	177.6
Expenses (c):					
Loss and loss adjustment expenses	2,975.6	46.1	2.6	—	3,024.4
Dividends to policyholders	23.5	—	—	—	23.5
Underwriting, acquisition, and other expenses:					
Commissions	546.8	1,601.2	0.1	—	2,148.2
Insurance taxes, licenses, and fees	172.7	37.5	1.7	—	212.0
Subtotal	719.6	1,638.7	1.9	—	2,360.3
General expenses	771.1	855.1	49.7	—	1,676.0
Total underwriting, acquisition, and other expenses	1,490.8	2,493.8	51.7	—	4,036.4
Segment underwriting income (loss)	**364.0**	**79.7**	**(39.8)**	**—**	**404.0**
Add: Net investment income	546.5	63.2	127.0	(63.7)	673.1
Less: Interest and other charges (b)	62.3	(1.1)	79.8	(63.7)	77.3
Segment pretax operating income	848.3	144.1	7.3	—	999.8
Income taxes (credits) on above	173.4	30.3	(1.0)	—	202.7
Net income excluding investment gains (losses)	$ 674.8	$ 113.7	$ 8.4	$ —	797.0
Consolidated pretax investment gains (losses):					
Realized from actual transactions and impairments					88.8
Unrealized from changes in fair value of equity securities					(18.9)
Income taxes on above					14.2
Net of tax investment gains					55.7
Net income					$ 852.7
Segment and consolidated combined ratio	**92.2 %**	**97.0 %**			**93.9 %**

_____

(a) Includes the RFIG Run-off business through the effective date of its sale of May 31, 2024, a small life and accident insurance business, the parent holding company, and several internal corporate services subsidiaries.

(b) Consolidation elimination adjustments include intercompany financing arrangements for which interest charges with Old Republic's parent holding company for the following reportable segments were: Specialty - $63.7 and Title - $–, for the year ended December 31, 2024.

(c) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. There are no other segment expenses that are part of reported segment profit or loss amounts that are not included in one of the above categories.

Year Ended December 31, 2023:	Specialty Insurance	Title Insurance	Corporate & Other (a)	Consolidation Elimination Adjustments (b)	Total
Revenues:					
Net premiums written	$4,356.3	$2,300.9	$ 25.6	$ —	$6,682.9
Net premiums earned	4,119.2	2,300.9	25.6	—	6,445.9
Title, escrow, and other fees	—	261.8	—	—	261.8
Total premiums and fees	4,119.2	2,562.8	25.6	—	6,707.7
Other income	162.2	0.7	—	—	163.1
Expenses (c):					
Loss and loss adjustment expenses	2,536.7	48.7	(5.4)	—	2,580.0
Dividends to policyholders	16.5	—	—	—	16.5
Underwriting, acquisition, and other expenses:					
Commissions	465.3	1,608.1	0.1	—	2,073.6
Insurance taxes, licenses, and fees	159.8	18.7	4.4	—	183.1
Subtotal	625.2	1,626.8	4.6	—	2,256.7
General expenses	697.0	812.4	77.4	—	1,586.9
Total underwriting, acquisition, and other expenses	1,322.2	2,439.3	82.0	—	3,843.6
Segment underwriting income (loss)	**406.0**	**75.4**	**(50.9)**	**—**	**430.6**
Add: Net investment income	462.7	57.0	135.0	(76.5)	578.3
Less: Interest and other charges (b)	80.9	(1.0)	67.2	(76.5)	70.5
Segment pretax operating income	787.8	133.5	16.9	—	938.4
Income taxes on above	158.3	27.7	2.7	—	188.8
Net income excluding investment gains (losses)	$ 629.5	$ 105.8	$ 14.1	$ —	749.5
Consolidated investment gains (losses):					
Realized from actual transactions and impairments					(67.0)
Unrealized from changes in fair value of equity securities					(123.9)
Income tax credits on above					(40.0)
Net of tax investment losses					(150.8)
Net income					$ 598.6
Segment and consolidated combined ratio	**90.2 %**	**97.1 %**			**92.6 %**

_____

(a) Includes the RFIG Run-off business through the effective date of its sale of May 31, 2024, a small life and accident insurance business, the parent holding company, and several internal corporate services subsidiaries.

(b) Consolidation elimination adjustments include intercompany financing arrangements for which interest charges with Old Republic's parent holding company for the following reportable segments were: Specialty - $76.5 and Title - $–, for the year ended December 31, 2023.

(c) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. There are no other segment expenses that are part of reported segment profit or loss amounts that are not included in one of the above categories.

Year Ended December 31, 2022:	Specialty Insurance	Title Insurance	Corporate & Other (a)	Consolidation Elimination Adjustments (b)	Total
Revenues:					
Net premiums written	$3,978.2	$3,500.6	$ 32.8	$ —	$7,511.6
Net premiums earned	3,808.6	3,500.6	32.9	—	7,342.1
Title, escrow, and other fees	—	333.2	—	—	333.2
Total premiums and fees	3,808.6	3,833.8	32.9	—	7,675.3
Other income	148.9	0.9	—	—	149.9
Expenses (c):					
Loss and loss adjustment expenses	2,352.0	89.1	(13.4)	—	2,427.7
Dividends to policyholders	12.5	—	—	—	12.5
Underwriting, acquisition, and other expenses:					
Commissions	435.1	2,464.8	—	—	2,899.9
Insurance taxes, licenses, and fees	161.1	73.5	3.8	—	238.4
Subtotal	596.2	2,538.3	3.7	—	3,138.4
General expenses	595.7	945.8	39.1	—	1,580.8
Total underwriting, acquisition, and other expenses	1,192.0	3,484.2	42.9	—	4,719.2
Segment underwriting income	**400.9**	**261.3**	**3.5**	**—**	**665.8**
Add: Net investment income	358.0	47.9	123.6	(70.0)	459.5
Less: Interest and other charges (b)	69.1	0.4	67.1	(70.0)	66.7
Segment pretax operating income	689.8	308.8	59.9	—	1,058.6
Income taxes on above	139.6	67.0	6.7	—	213.4
Net income excluding investment gains (losses)	$ 550.1	$ 241.8	$ 53.1	$ —	845.1
Consolidated investment gains (losses):					
Realized from actual transactions and impairments					62.2
Unrealized from changes in fair value of equity securities					(263.4)
Income tax credits on above					(42.5)
Net of tax investment losses					(158.6)
Net income					$ 686.4
Segment and consolidated combined ratio	**89.5 %**	**93.2 %**			**91.0 %**

_____

(a) Includes the RFIG Run-off business through the effective date of its sale of May 31, 2024, a small life and accident insurance business, the parent holding company, and several internal corporate services subsidiaries.

(b) Consolidation elimination adjustments include intercompany financing arrangements for which interest charges with Old Republic's parent holding company for the following reportable segments were: Specialty - $68.9 and Title - $0.8 for the year ended December 31, 2022.

(c) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. There are no other segment expenses that are part of reported segment profit or loss amounts that are not included in one of the above categories.

December 31:		2024		2023
Consolidated Assets:				
Specialty Insurance	$	24,563.2	$	22,710.5
Title Insurance		1,915.8		1,948.2
Total assets of Company segments		26,479.1		24,658.8
Corporate & Other (a)		1,532.4		2,145.8
Consolidation elimination adjustments (b)		(168.4)		(303.2)
Consolidated assets	$	27,843.1	$	26,501.4

(a) Includes the RFIG Run-off business through the effective date of its sale of May 31, 2024, a small life and accident insurance business, the parent holding company and several internal corporate services subsidiaries.

(b) Includes predominately intercompany debt and various reclassifications.

Note 17 - Transactions with Affiliates

The Company is affiliated with a mutual insurer, American Business & Mercantile Insurance Mutual, Inc. ("AB&M" or "the Mutual") whose formation it sponsored in 1981. The Mutual is managed through a service agreement with several Old Republic subsidiaries. AB&M's underwriting operations are limited to certain types of coverages not otherwise provided by Old Republic, and to a small amount of intercompany insurance and reinsurance placements. The following table shows certain information reflective of such business:

	Assumed from Old Republic					Ceded to Old Republic					
Years Ended December 31:		2024		2023		2022		2024		2023	2022
Premiums earned	$	1.1	$	0.7	$	0.3	$	—	$	—	$	0.1
Commissions and fees		0.3		0.1		0.1		—		—	—
Losses and loss expenses		1.2		2.9		0.9		0.1		—	0.1
Loss and loss expense reserves	$	4.0	$	4.3	$	7.1	$	1.3	$	1.4	$	2.7

As of December 31, 2024 and 2023, the Mutual's statutory capital included surplus notes due to Old Republic of $10.5 out of total statutory capital of $69.4 and $62.4, respectively.

Note 18 - Subsequent Events

The Company evaluated subsequent events through the date the consolidated financial statements were issued. No subsequent events were identified, other than those discussed below, that require adjustment or disclosure to the consolidated financial statements.

In January 2025, Old Republic announced the formation of a new underwriting subsidiary, Old Republic Cyber, Inc., that will focus on providing specialized cyber- and technology-related coverage.

In January 2025, a strategic partnership was formed between Old Republic National Title Holding Company (Old Republic Title) and Qualia Labs, Inc. (Qualia) in which Qualia acquired transactional software platforms from Old Republic Title. The transaction did not meet the criteria to be classified as held-for-sale as of December 31, 2024. The assets transferred and the gain or loss on the sale are not material to the consolidated financial statements, and will be recorded in the first quarter 2025.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Old Republic International Corporation:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Old Republic International Corporation and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, preferred stock and common shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedules I to VI (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1)

relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimate of liability for loss and loss adjustment expense reserves

As discussed in Note 1 to the consolidated financial statements, the Company estimates the liability for loss and loss adjustment expense reserves using a number of considerations to determine its best estimate of the cost of settling claims reported and claims incurred but not reported. The Company estimates the liability by applying expected claim ratios by line of business to the related earned premium revenue. The Company's liability for loss and loss adjustment expense reserves (reserves) as of December 31, 2024 was $13,727.7 million.

We identified the estimation of the liability for loss and loss adjustment expense reserves as a critical audit matter. The assessment of the estimates of the reserves involved a high degree of judgment due to the inherent uncertainty in determining certain assumptions, including expected claim ratios. The expected claim ratios used in the estimate may be affected by various internal and external considerations, including loss trends, premium rate trends and adequacy, interest rates, and social and economic trends. Specialized skills and knowledge were required to assess the Company's estimate of the reserves.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process for estimating the liability for loss and loss adjustment expense reserves. This included controls related to the development of the expected claim ratios as well as comparison of the recorded reserves based on expected claim ratios to the Company's actuarially derived reserves. We involved actuarial professionals with specialized skills and knowledge, who assisted in:

● Assessing the Company's reserving methodologies by comparing to methods consistent with actuarial standards of practice

● Evaluating the Company's estimates by developing independent analyses for certain reserve groups using the Company's underlying historical claims data

● Developing an independent consolidated range of reserves for certain reserve groups based on actuarial methodologies and comparing to the Company's recorded reserves

● Assessing year-over-year movements of the Company's recorded reserves within the independently developed actuarial range.

/s/ KPMG LLP

We have served as the Company's auditor since 2010.

Chicago, Illinois
February 27, 2025

Management's Responsibility for Financial Statements

Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the Company's financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

The independent registered public accounting firm has advised that they audit the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board, as stated in its reports, included herein.

The Board of Directors of the Company has an Audit Committee composed of eight non-management Directors. The committee meets periodically with financial management, the internal auditors and the independent registered public accounting firm to review accounting, control, auditing and financial reporting matters.

Item 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A - Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's principal executive officer and its principal accounting officer have evaluated the Company's disclosure controls and procedures as of the end of the period covered by this annual report. Based upon their evaluation, the principal executive officer and principal accounting officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective for the above referenced evaluation period.

Changes in Internal Control

During the three month period ended December 31, 2024, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in *Internal Control - Integrated Framework (2013),* our management concluded that our internal control over financial reporting was effective as of December 31, 2024. KPMG LLP (PCAOB ID 185), an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024. Their report is shown on page 88 in this Annual Report.

Item 9B - Other Information

Pursuant to the requirements of Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, the Company has filed the Annual CEO Certification with the New York Stock Exchange on June 6, 2024.

During the quarter ended December 31, 2024, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (in each case, as defined in Item 408(a) of Regulation S-K) for the purchase or sale of the Company's securities.

PART III

Item 10 - Directors, Executive Officers, and Corporate Governance
Information about our Executive Officers:

The following table sets forth certain information as of December 31, 2024, regarding the executive officers of the Company:

Name	Age	Position
Thomas A. Dare	63	Senior Vice President, Secretary and General Counsel since January 2021; served as Deputy General Counsel from June 2017 to January 2021.
W. Todd Gray	57	Executive Vice President since May 2022; Senior Vice President and Treasurer since June 2018; Senior Vice President - Operations & Finance - Old Republic General Insurance Group since September 2015.
Jeffrey P. Lange	54	Senior Vice President - Underwriting and Distribution since August 2023; Chief Operating Officer of Old Republic General Insurance Group since February 2022; Senior Vice President - Underwriting and Distribution of Old Republic General Insurance Group from January 2018 to February 2022.
Carolyn Monroe	66	Senior Vice President – Title Insurance since August 2023; President and Chief Executive Officer of Old Republic National Title Holding Company and Old Republic National Title Insurance Company since December 2018 and January 2023, respectively, after joining in 2009.
Stephen J. Oberst	57	Executive Vice President since October 2019; Chief Executive Officer at Old Republic Risk Management, Inc. which he joined in 1999.
Craig R. Smiddy	60	President and Chief Executive Officer since June 2018 and October 2019, respectively; President and Chief Executive Officer of Old Republic General Insurance Group since August 2015 and December 2019. respectively; Chief Operating Officer of Old Republic General Insurance Group from August 2013 to December 2019. Prior to joining Old Republic, Mr. Smiddy was President of the Specialty Markets Division of Munich Reinsurance America, Inc.
Frank J. Sodaro	56	Senior Vice President and Chief Financial Officer since July 2021; served as Deputy Chief Financial Officer from June 2017 to July 2021.

The term of office of each officer of the Company expires on the date of the annual meeting of the board of directors, which is generally held in May of each year. There is no family relationship between any of the executive officers named above. Except as otherwise noted, each of these named officers have been employed in senior capacities with the Company and/or its subsidiaries for the past five years.

The Company will file with the Commission a definitive proxy statement pursuant to Regulation 14a in connection with its Annual Meeting of Shareholders to be held on May 22, 2025. A list of Directors appears on the "Signature" page of this report. Information about the Company's directors is contained in the Company's definitive proxy statement for the 2025 Annual Meeting of shareholders, which is incorporated herein by reference.

The Company has adopted a Securities Trading Policy setting forth policies and procedures governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers, and employees, and the Company itself. The Company believes that the Securities Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards. A copy of the Securities Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.

The Company has adopted a Code of Business Conduct and Ethics (the code of ethics) that applies to all employees, including executive officers and directors. The code of ethics is available on the *Governance* section of the Company's website at www.oldrepublic.com. Where permitted, disclosure of any waivers or amendments of the code of ethics will be made on the Company's website rather than by filing a current report on Form 8-K.

Item 11 - Executive Compensation

Information with respect to this Item is incorporated herein by reference to the information under the caption "Director Compensation" in the section entitled "Corporate Governance" and the information in the section entitled "Executive Compensation" in the Company's proxy statement in connection with the Annual Meeting of Shareholders to be held on May 22, 2025.

Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to this Item is incorporated herein by reference to the information under the caption "Principal Holders of Securities" in the section entitled "Corporate Governance" and the information under the caption "Equity Compensation Plan Information" in the section entitled "Executive Compensation" in the Company's proxy statement to be filed with the Commission in connection with the Annual Meeting of Shareholders to be held on May 22, 2025.

Item 13 - Certain Relationships and Related Transactions

Information with respect to this Item is incorporated herein by reference to the information under the captions "Procedures for the Approval of Related Person Transactions" and "The Board of Directors Responsibilities and Independence" in the section entitled "Corporate Governance" contained in the Company's Proxy Statement in connection with the Annual Meeting of Shareholders to be held on May 22, 2025.

Item 14 - Principal Accountant Fees and Services

Information with respect to this Item is incorporated herein by reference to the information under the caption "External Audit Services" in the section entitled "Item 2: Ratification of the Selection of an Independent Registered Public Accounting Firm" contained in the Company's Proxy Statement in connection with the Annual Meeting of Shareholders to be held on May 22, 2025.


PART IV


Item 15 - Exhibits

Documents filed as a part of this report:
1. Financial statements: See Item 8, Index to Financial Statements.
2. See exhibit index on page 106 of this report.
3. Financial Statement Schedules.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized (Name, Title or Principal Capacity, and Date).

(Registrant): **Old Republic International Corporation**

By: /s/ Craig R. Smiddy   02/27/2025

Craig R. Smiddy, President, Chief Executive Officer and Director   Date

By: /s/ Frank J. Sodaro   02/27/2025

Frank J. Sodaro, Senior Vice President,   Date
Chief Financial Officer and
Principal Accounting Officer

_____

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated (Name, Title or Principal Capacity, and Date).

/s/ Barbara A. Adachi	/s/ Peter B. McNitt
Barbara A. Adachi, Director*	Peter B. McNitt, Director*
/s/ Steven J. Bateman	/s/ Glenn W. Reed
Steven J. Bateman, Director*	Glenn W. Reed, Director*
/s/ Lisa J. Caldwell	/s/ Therace M. Risch
Lisa J. Caldwell, Director*	Therace M. Risch, Director*
/s/ John M. Dixon	/s/ J. Eric Smith
John M. Dixon, Director*	J. Eric Smith, Director*
/s/ Michael D. Kennedy	/s/ Fredricka Taubitz
Michael D. Kennedy, Director*	Fredricka Taubitz, Director*
/s/ Charles J. Kovaleski	/s/ Steven R. Walker
Charles J. Kovaleski, Director*	Steven R. Walker, Director*
/s/ Spencer LeRoy, III	
Spencer LeRoy, III, Director*	

* By /s/ Craig R. Smiddy
   Attorney-in-fact
   Date: February 27, 2025

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES

Schedule   I - Summary of Investments - Other than Investments in Related Parties as of December 31, 2024

Schedule   II - Condensed Financial Information of Registrant as of December 31, 2024 and 2023 and for the
                   years ended December 31, 2024, 2023 and 2022

Schedule   III - Supplementary Insurance Information for the years ended December 31, 2024, 2023 and 2022

Schedule   IV - Reinsurance for the years ended December 31, 2024, 2023 and 2022

Schedule   V - Valuation and Qualifying Accounts for the years ended December 31, 2024, 2023 and 2022

Schedule   VI - Supplemental Information Concerning Property - Casualty Insurance Operations for the years
                   ended December 31, 2024, 2023 and 2022

Schedules other than those listed are omitted for the reason that they are not required, are not applicable or that
equivalent information has been included in the financial statements, accompanying footnotes, or elsewhere herein.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES

SCHEDULE I - SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES

As of December 31, 2024

($ in Millions)

Column A	Column B	Column C	Column D
Type of investment	Cost (a)	Fair Value	Amount at which shown in balance sheet
Fixed income securities:			
United States Government and government agencies and authorities	$ 1,771.2	$ 1,714.9	$ 1,714.9
States, municipalities and political subdivisions	319.6	317.9	317.9
Foreign government	179.3	176.9	176.9
Corporate, industrial and all other	9,905.8	9,881.7	9,881.7
	12,175.9	$ 12,091.5	12,091.5
Short-term investments	1,403.7		1,403.7
Total	13,579.7		13,495.3
Equity securities:			
Non-redeemable preferred stocks	0.6	$ 1.4	1.4
Common stocks:			
Banks, trusts and insurance companies	73.8	169.3	169.3
Industrial, miscellaneous and all other	1,336.2	2,369.9	2,369.9
	1,410.7	$ 2,540.7	2,540.7
Other investments	42.8		42.8
Total investments	$ 15,033.3		$ 16,079.0

_____

(a) Represents original cost of equity securities, and as to fixed incomes, original cost reduced by repayments and adjusted for amortization of premium or accrual of discount.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
OLD REPUBLIC INTERNATIONAL CORPORATION (PARENT COMPANY)
($ in Millions)

| | December 31, | |
	2024	2023
Assets:		
Bonds and notes	$ 10.5	$ 10.5
Short-term investments	128.1	21.1
Cash	26.7	5.0
Investments in, and indebtedness of related parties	7,579.1	8,027.7
Other assets	153.5	116.6
Total assets	$ 7,898.1	$ 8,181.0
Liabilities and Common Shareholders' Equity:		
Liabilities:		
Accounts payable and accrued expenses	$ 588.8	$ 69.6
Debt and debt equivalents	1,588.7	1,591.2
Indebtedness to affiliates and subsidiaries	101.6	109.4
Total liabilities	2,279.2	1,770.3
Common shareholders' equity:		
Common stock	248.8	278.3
Additional paid-in capital	—	678.7
Retained earnings	5,519.7	5,644.3
Accumulated other comprehensive loss	(102.4)	(132.4)
Unallocated 401(k) plan shares (at cost)	(47.1)	(58.2)
Total common shareholders' equity	5,618.9	6,410.7
Total liabilities and common shareholders' equity	$ 7,898.1	$ 8,181.0

See accompanying Notes to Condensed Financial Statements.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF INCOME
OLD REPUBLIC INTERNATIONAL CORPORATION (PARENT COMPANY)
($ in Millions)

	Years Ended December 31,		
	2024	2023	2022
Revenues:			
Investment income from subsidiaries	$ 112.1	$ 122.0	$ 118.0
Real estate and other income	4.3	4.1	4.2
Other investment income	5.3	4.8	1.2
Realized investment losses	—	(4.5)	—
Total revenues	121.8	126.5	123.6
Expenses:			
Interest - subsidiaries	3.6	4.2	3.9
Interest - other	79.8	67.1	67.1
Real estate and other expenses	5.2	4.8	4.5
General expenses, taxes and fees	35.8	57.1	23.6
Total expenses	124.5	133.3	99.2
Revenues, net of expenses	(2.7)	(6.8)	24.3
Federal income taxes (credits)	(1.7)	(0.8)	2.9
Income (loss) before equity in earnings of subsidiaries	(0.9)	(5.9)	21.3
Equity in earnings (loss) of subsidiaries:			
Dividends received	796.2	673.3	614.6
Earnings (loss) in excess of dividends	57.4	(68.6)	50.5
Net Income	$ 852.7	$ 598.6	$ 686.4

See accompanying Notes to Condensed Financial Statements.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS
OLD REPUBLIC INTERNATIONAL CORPORATION (PARENT COMPANY)
($ in Millions)

	Years Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 852.7	$ 598.6	$ 686.4
Adjustments to reconcile net income to net cash provided by operating activities:			
Accounts receivable	0.7	(0.9)	—
Income taxes - net	8.5	(49.8)	59.4
Excess of equity in (earnings) loss of subsidiaries over cash dividends received	(57.4)	68.6	(50.5)
Realized investment losses	—	4.5	—
Accounts payable, accrued expenses and other	(28.8)	14.7	(34.8)
Total	775.7	635.8	660.6
Cash flows from investing activities:			
Purchase of fixed assets for Company use	(1.8)	(3.2)	(4.1)
Net repayment (issuance) of notes to related parties	595.5	54.6	64.9
Net decrease (increase) in short-term investments	(107.0)	13.9	(23.8)
Investment in, and indebtedness of related parties - net	—	85.0	140.0
Total	486.6	150.3	176.9
Cash flows from financing activities:			
Issuance of debentures and notes	395.9	—	—
Net receipt (repayment) of notes and loans from related parties	(13.6)	(5.1)	(4.8)
Issuance of common shares	2.0	31.1	26.6
Redemption of debentures and notes	(400.0)	—	—
Dividends on common shares	(271.9)	(275.5)	(579.7)
Repurchase of common stock	(942.2)	(535.3)	(281.2)
Other - net	(10.8)	1.7	1.5
Total	(1,240.6)	(783.1)	(837.6)
Increase (decrease) in cash	21.7	3.0	—
Cash, beginning of year	5.0	2.0	2.0
Cash, end of year	$ 26.7	$ 5.0	$ 2.0

See accompanying Notes to Condensed Financial Statements.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
NOTES TO CONDENSED FINANCIAL STATEMENTS

($ in Millions)

Note 1 - Summary of Significant Accounting Policies

Old Republic International Corporation's (the Company or Old Republic) condensed financial statements are presented in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) of accounting principles generally accepted in the United States of America (GAAP) and should be read in conjunction with the consolidated financial statements and accompanying footnotes of Old Republic International Corporation and Subsidiaries included in its Annual Report on Form 10-K.

Prior period amounts have been reclassified whenever appropriate to conform to the most current presentation.

Note 2 - Investments in Consolidated Subsidiaries

Old Republic International Corporation's investments in consolidated subsidiaries are reflected in the condensed financial statements in accordance with the equity method of accounting. Undistributed earnings in excess of dividends received are recorded as separate line items in the condensed statements of income.

Note 3 - Debt

On August 26, 2016, the Company completed a public offering of $550.0 aggregate principal amount of Senior Notes. The notes bear interest at a rate of 3.875% per year and mature on August 26, 2026.

On June 11, 2021, the Company completed a public offering of $650.0 aggregate principal amount of Senior Notes. The notes bear interest at a rate of 3.850% per year and mature on June 11, 2051.

On March 31, 2024, the Company completed a public offering of $400.0 aggregate principal amount of Senior Notes. The notes bear interest at a rate of 5.750% per year and mature on March 28, 2034. This issuance was completed in anticipation of the $400.0 of 4.875% Senior Notes that matured and were redeemed in cash on October 1, 2024.

Note 4 - Common Stock Repurchases

On May 12, 2023, the Board of Directors authorized a $450.0 share repurchase program which was completed during the first quarter of 2024. On March 1, 2024, the Board of Directors authorized a $1.1 billion share repurchase program.

Total 2024 share repurchases, inclusive of taxes and fees, under these programs were 29.9 million shares for $951.6 (average price of $31.82). Following the close of the year and through February 19, 2025, the Company repurchased 0.7 million additional shares for $25.5 (average price of $34.57) leaving $205.8 remaining under the current authorization.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
For the Years Ended December 31, 2024, 2023 and 2022
($ in Millions)

Column A	Column B	Column C	Column D	Column E	Column F
Segment	Deferred Policy Acquisition Costs	Loss and Loss Adjustment Expense Reserves	Unearned Premiums	Other Policyholders' Benefits and Funds	Premium Revenue
Year Ended December 31, 2024:					
Insurance Underwriting:					
Specialty Insurance	$ 531.1	$ 7,341.5	$ 2,591.4	$ 134.5	$ 4,677.0
Title Insurance	—	572.7	—	1.6	2,334.6
Corporate & Other (a)	0.1	6.4	—	30.2	14.6
Reinsurance Recoverable (c)	—	5,807.1	913.9	7.6	—
Consolidated	$ 531.3	$ 13,727.7	$ 3,505.4	$ 174.0	$ 7,026.4
Year Ended December 31, 2023:					
Insurance Underwriting:					
Specialty Insurance	$ 417.6	$ 6,955.2	$ 2,253.1	$ 109.3	$ 4,119.2
Title Insurance	—	598.5	—	1.5	2,300.9
Corporate & Other (a)(b)	0.2	6.6	—	30.8	25.6
Reinsurance Recoverable (c)	—	4,977.7	789.5	8.6	—
Consolidated	$ 417.8	$ 12,538.2	$ 3,042.6	$ 150.4	$ 6,445.9
Year Ended December 31, 2022:					
Insurance Underwriting:					
Specialty Insurance	$ 382.2	$ 6,824.8	$ 2,028.5	$ 137.1	$ 3,808.6
Title Insurance	—	612.8	—	3.3	3,500.6
Corporate & Other (a)	0.2	84.2	0.1	31.8	32.9
Reinsurance Recoverable (c)	—	4,699.5	759.1	9.8	—
Consolidated	$ 382.5	$ 12,221.5	$ 2,787.8	$ 182.2	$ 7,342.1

(a) Includes amounts for the RFIG Run-off business through the effective date of its sale of May 31, 2024, a small life and accident insurance business, the parent holding company, several internal corporate services subsidiaries, and consolidation elimination adjustments.

(b) RFIG Run-off loss and loss adjustment expense reserves of $54.9 and unearned premiums of $0.1 were classified as held-for-sale as of December 31, 2023. See Note 2 in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for further discussion.

(c) In accordance with GAAP, reinsured losses and unearned premiums are to be reported as assets. Assets and liabilities were, as a result, increased by corresponding amounts of approximately $6.7 billion, $5.7 billion, and $5.4 billion at December 31, 2024, 2023, and 2022, respectively. This accounting treatment does not have any effect on the Company's results of operations.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
For the Years Ended December 31, 2024, 2023 and 2022
($ in Millions)

Column A		Column G		Column H		Column I		Column J		Column K
				Loss and Loss Adjustment Expenses		Amortization of Deferred Policy Acquisition Costs		Other Operating Expenses		Premiums Written
Segment		Net Investment Income								
Year Ended December 31, 2024:										
Insurance Underwriting:										
Specialty Insurance	$	546.5	$	2,999.1	$	770.0	$	783.1	$	5,030.5
Title Insurance		63.2		46.1		—		2,492.7		2,334.6
Corporate & Other (a)		63.3		2.6		—		67.8		15.9
Reinsurance Recoverable (c)		—		—		—		—		—
Consolidated	$	673.1	$	3,048.0	$	770.0	$	3,343.6	$	7,381.0
Year Ended December 31, 2023:										
Insurance Underwriting:										
Specialty Insurance	$	462.7	$	2,553.3	$	680.0	$	723.0	$	4,356.3
Title Insurance		57.0		48.7		—		2,438.2		2,300.9
Corporate & Other (a)(b)		58.5		(5.4)		—		72.7		25.6
Reinsurance Recoverable (c)		—		—		—		—		—
Consolidated	$	578.3	$	2,596.6	$	680.0	$	3,234.1	$	6,682.9
Year Ended December 31, 2022:										
Insurance Underwriting:										
Specialty Insurance	$	358.0	$	2,364.6	$	591.2	$	669.5	$	3,978.2
Title Insurance		47.9		89.1		—		3,484.6		3,500.6
Corporate & Other (a)		53.5		(13.4)		0.2		40.3		32.8
Reinsurance Recoverable (c)		—		—		—		—		—
Consolidated	$	459.5	$	2,440.2	$	591.4	$	4,194.5	$	7,511.6

_____

(a) Includes amounts for the RFIG Run-off business through the effective date of its sale of May 31, 2024, a small life and accident insurance business, the parent holding company, several internal corporate services subsidiaries, and consolidation elimination adjustments.

(b) RFIG Run-off loss and loss adjustment expense reserves of $54.9 and unearned premiums of $0.1 were classified as held-for-sale as of December 31, 2023. See Note 2 in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for further discussion.

(c) In accordance with GAAP, reinsured losses and unearned premiums are to be reported as assets. Assets and liabilities were, as a result, increased by corresponding amounts of approximately $6.7 billion, $5.7 billion, and $5.4 billion at December 31, 2024, 2023, and 2022, respectively. This accounting treatment does not have any effect on the Company's results of operations.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE IV - REINSURANCE
For the Years Ended December 31, 2024, 2023 and 2022
($ in Millions)

Column A	Column B		Column C		Column D		Column E		Column F
	Gross Amount		Ceded to Other Companies		Assumed from Other Companies		Net Amount		Percentage of Amount Assumed to Net
Year Ended December 31, 2024:									
Life insurance in force	$	650.6	$	351.4	$	—	$	299.1	—%
Premium Revenues:									
Specialty Insurance	$	7,221.8	$	2,652.8	$	108.0	$	4,677.0	2.3%
Title Insurance		2,332.3		—		2.2		2,334.6	0.1
RFIG Run-off		5.7		—		—		5.7	—
Life and Health Insurance:									
Life insurance		5.6		2.1		—		3.5	—
Accident and health insurance		10.4		4.9		—		5.4	—
Total Life & Health Insurance		16.1		7.1		—		8.9	—
Consolidating adjustments		—		(0.2)		(0.2)		—	—
Consolidated	$	9,575.9	$	2,659.6	$	110.0	$	7,026.4	1.6%
Year Ended December 31, 2023:									
Life insurance in force	$	933.8	$	563.3	$	—	$	370.4	—%
Premium Revenues:									
Specialty Insurance	$	6,513.2	$	2,488.6	$	94.7	$	4,119.2	2.3%
Title Insurance		2,299.1		—		1.8		2,300.9	0.1
RFIG Run-off		16.4		—		—		16.4	—
Life and Health Insurance:									
Life insurance		6.5		2.6		—		3.8	—
Accident and health insurance		11.1		5.8		—		5.3	—
Total Life & Health Insurance		17.6		8.4		—		9.1	—
Consolidating adjustments		—		(0.3)		(0.3)		—	—
Consolidated	$	8,846.4	$	2,496.7	$	96.2	$	6,445.9	1.5%
Year Ended December 31, 2022:									
Life insurance in force	$	1,266.7	$	784.5	$	—	$	482.1	—%
Premium Revenues:									
Specialty Insurance	$	6,021.0	$	2,299.5	$	87.1	$	3,808.6	2.3%
Title Insurance		3,498.1		0.1		2.6		3,500.6	—
RFIG Run-off		23.2		—		—		23.2	—
Life and Health Insurance:									
Life insurance		7.1		3.2		—		3.9	—
Accident and health insurance		13.7		8.0		—		5.6	—
Total Life & Health Insurance		20.8		11.2		—		9.6	—
Consolidating adjustments		—		(0.3)		(0.3)		—	—
Consolidated	$	9,563.3	$	2,310.5	$	89.4	$	7,342.1	1.2%

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE V - VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2024, 2023 and 2022
($ in Millions)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses (a)	Charged to Other Accounts - Describe	Deductions - Describe	Balance at End of Period
Year Ended December 31, 2024:					
Deducted from Asset Accounts:					
Reserve for credit losses	$ 43.6	$ 8.5	$ —	$ —	$ 52.2
Year Ended December 31, 2023:					
Deducted from Asset Accounts:					
Reserve for credit losses	$ 43.0	$ 0.6	$ —	$ —	$ 43.6
Year Ended December 31, 2022:					
Deducted from Asset Accounts:					
Reserve for credit losses	$ 40.1	$ 2.9	$ —	$ —	$ 43.0

_____

(a) RFIG Run-off credit loss reserve of $0.1 has been classified as held-for-sale as of December 31, 2023. See Note 2 in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for further discussion.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE VI - SUPPLEMENTAL INFORMATION CONCERNING
PROPERTY-CASUALTY INSURANCE OPERATIONS
For the Years Ended December 31, 2024, 2023 and 2022
($ in Millions)

Column A	Column B	Column C	Column D	Column E
Affiliation With Registrant (a)	Deferred Policy Acquisition Costs	Loss and Loss Adjustment Expense Reserves (b)	Discount, If Any, Deducted in Column C	Unearned Premiums (b)
Year Ended December 31:				
2024	$ 531.1	$ 7,341.5	$ 171.8	$ 2,591.4
2023	417.6	6,955.2	179.9	2,253.1
2022	382.2	6,824.8	184.7	2,028.5

Column A	Column F	Column G	Column H	
			Loss and Loss Adjustment Expenses Incurred Related to	
Affiliation With Registrant (a)	Earned Premiums	Net Investment Income	Current Year	Prior Years
Year Ended December 31:				
2024	$ 4,677.0	$ 546.5	$ 3,081.9	$ (106.2)
2023	4,119.2	462.7	2,770.7	(234.0)
2022	3,808.6	358.0	2,545.1	(193.1)

Column A	Column I	Column J	Column K
Affiliation With Registrant (a)	Amortization of Deferred Policy Acquisition Costs	Paid Loss and Loss Adjustment Expenses	Premiums Written
Year Ended December 31:			
2024	$ 770.0	$ 2,589.3	$ 5,030.5
2023	680.0	2,406.2	4,356.3
2022	591.2	2,114.2	3,978.2

_____

(a) Includes consolidated property-casualty entities. The amounts relating to the Company's unconsolidated property-casualty subsidiaries and the proportionate share of the registrant's and its subsidiaries' 50%-or-less owned property-casualty equity investees are immaterial and have, therefore, been omitted from this schedule.

(b) See note (c) to Schedule III.

EXHIBIT INDEX

An index of exhibits required by Item 601 of Regulation S-K follows:

(3)   Articles of incorporation and by-laws.

(A) * Restated Certificate of Incorporation. (Exhibit 3(A) to Registrant's Form 10-Q filed August 7, 2023).

(B) * Amended and Restated By-laws. (Exhibit 3.1 to Registrant's Form 8-K filed January 9, 2024).

(4)   Instruments defining the rights of security holders, including indentures.

(A) * Agreement to furnish certain long-term debt instruments to the Securities & Exchange Commission upon request. (Exhibit 4(D) to Registrant's Form 8 dated August 28, 1987).

(B) * Form of Indenture dated as of August 15, 1992 between Old Republic International Corporation and the Wilmington Trust Company, as Trustee (refiled as Exhibit 4.1 to Registrant's Form 8-K filed April 22, 2009).

(C) * Supplemental Indenture No. 1 dated as of June 15, 1997, supplementing the Indenture. (Exhibit 4.3 to the Registrant's Form 8-A filed June 16, 1997).

(D) * Supplemental Indenture No. 2 dated as of December 31, 1997 supplementing the Indenture. (Exhibit 4.3 to the Registrant's Form S-3/A filed January 7, 1998).

(E) * Fifth Supplemental Indenture dated as of September 25, 2014 between Old Republic International Corporation and the Wilmington Trust Company, as Trustee. (Exhibit 4.1 to Registrant's Form 8-K filed September 25, 2014).

(F) * Sixth Supplemental Indenture dated as of August 26, 2016 between Old Republic International Corporation and the Wilmington Trust Company, as Trustee. (Exhibit 4.1 to Registrant's Form 8-K filed August 26, 2016).

(G) * Seventh Supplemental Indenture dated as of June 11, 2021 between Old Republic International Corporation and the Wilmington Trust Company, as Trustee. (Exhibit 4.1 to Registrant's Form 8-K filed June 8, 2021).

(H) * Eighth Supplemental Indenture dated as of March 28, 2024, between the Company and Wilmington Trust Company, as trustee (including the form of Notes). (Exhibit 4.1 to Registrant's Form 8-K filed March 28, 2024).

(I) * Description of Common Stock of the Registrant (Exhibit 4(H) to Registrant's Form 10-K filed February 24, 2023).

(10)   Material contracts.

** (A) * Old Republic International Corporation Key Employees Performance Recognition Plan. (Exhibit 10(A) to Registrant's Annual Report on Form 10-K for 2018).

** (B) * Amended and Restated Old Republic International Corporation 2006 Incentive Compensation Plan. (Exhibit 10(a) to Registrant's Form 10-Q filed March 31, 2014).

** (C) * Old Republic International Corporation 2016 Incentive Compensation Plan. (Exhibit 99.1 to Registrant's Form 8-K filed May 28, 2015).

** (D) * Forms of Agreement for Old Republic International Corporation to use as a Sign-On Restricted Stock Award or as a Restricted Stock Award for awards granted to certain employees or officers of the Registrant or its Subsidiaries. (Exhibit 10(F) to Registrant's Annual Report on Form 10-K for 2017).

** (E) * Old Republic International Corporation 2022 Incentive Compensation Plan. (Exhibit 10.1 to Registrant's Form 8-K filed May 31, 2022).

** (F) Amendment to the Old Republic International Corporation 2022 Incentive Compensation Plan.

** (G) * Old Republic International Corporation Form of Stock Option Award Agreement (2022 Incentive Compensation Plan). (Exhibit 10.2 to Registrant's Form 8-K filed May 31, 2022).

**	(H)	*	Form of Stock Option Award Agreement for Old Republic 2022 Stock Incentive Plan (Exhibit 10.3 to Registrant's Form 8-K filed March 8, 2024) (2024 Form).
**	(I)		Old Republic International Corporation Form of Stock Option Award Agreement (2022 Incentive Compensation Plan) (2025 Form).
**	(J)	*	Old Republic International Corporation Form of Restricted Stock Award Agreement (2022 Incentive Compensation Plan). (Exhibit 10.3 to Registrant's Form 8-K filed May 31, 2022).
**	(K)	*	Old Republic International Corporation 2023 Cash Incentive Compensation Plan (Exhibit 10.1 to Registrant's Form 8-K filed March 21, 2023).
**	(L)	*	Form of Award Agreement for Old Republic International Corporation 2023 Cash Incentive Plan (Exhibit 10.2 to Registrant's Form 8-K filed March 21, 2023).
**	(M)	*	Form of Indemnity Agreement between Old Republic International Corporation and each of its directors and certain officers. (Exhibit 10(F) to Registrant's Annual Report on Form 10-K for 2018.)
	(N)	*	Form of Tax Sharing Agreement between Old Republic International Corporation and each of its subsidiary companies. (Exhibit 10(a) to Registrant's Form 10-Q filed March 31, 2013).
**	(O)	*	Old Republic International Corporation Nonqualified Deferred Compensation Plan (Exhibit 10.1 to Registrant's Form 8-K filed September 19, 2024).
**	(P)	*	Form of Restricted Stock Unit Award Agreement for Old Republic 2022 Stock Incentive Plan (Exhibit 10.1 to Registrant's Form 8-K filed March 8, 2024).
**	(Q)	*	Form of Performance-Based Stock Unit Award Agreement for Old Republic 2022 Stock Incentive Plan (Exhibit 10.2 to Registrant's Form 8-K filed March 8, 2024).
**	(R)		Form of Non-Employee Director Award Agreement (2022 Incentive Compensation Plan).
(19)			Old Republic International Corporation Securities Trading Policy.
(21)			Subsidiaries of the registrant.
(23.1)			Consent of KPMG LLP.
(24)			Powers of attorney.
(31.1)			Certification by Craig R. Smiddy, Chief Executive Officer, pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)			Certification by Frank J. Sodaro, Chief Financial Officer, pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32.1)			Certification by Craig R. Smiddy, Chief Executive Officer, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(32.2)			Certification by Frank J. Sodaro, Chief Financial Officer, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(97)		*	Old Republic International Corporation Compensation Recovery Policy (Exhibit 97 to Registrant's Form 10-K filed February 28, 2023).
(99)			ORI 401(k) Savings and Profit Sharing Plan restated effective January 1, 2025.
(101.INS)			XBRL Instance Document - The instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
(101.SCH)			XBRL Taxonomy Extension Schema
(101.CAL)			XBRL Taxonomy Extension Calculation Linkbase

(101.DEF)   XBRL Taxonomy Extension Definition Linkbase

(101.LAB)   XBRL Taxonomy Extension Label Linkbase

(101.PRE)   XBRL Taxonomy Extension Presentation Linkbase

* Exhibit incorporated herein by reference.

** Denotes a management or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 601 of Regulation S-K.



2025
PROXY STATEMENT
MANAGING FOR THE LONG RUN

OLD REPUBLIC INTERNATIONAL CORPORATION



To Our Shareholders

Notice of Annual Meeting of the Shareholders

Date:
Thursday, May 22, 2025

Time:
3:00 P.M.
Central Daylight Time

Place:
The virtual meeting can be accessed at the following internet link: www.virtualshareholdermeeting.com/ORI2025

YOUR VOTE IS IMPORTANT

You are urged to vote your shares in advance via the Internet, through our toll-free telephone number, or by signing, dating and promptly returning your completed proxy card.

This year's Annual Meeting of the Shareholders will be held virtually. There will be no physical location and Old Republic's representatives will participate via webcast.

1 To elect the four Class 2 director nominees named in this proxy statement to serve on the Board of Directors, each for a term of three years.

2 To ratify the selection of KPMG LLP ("KPMG") as the Company's independent registered public accounting firm for 2025.

3 To vote in an advisory capacity concerning the Company's executive compensation.

4 To transact such other germane business as may properly come before the meeting and any adjournment or postponement thereof.

Record Date

You can vote if you are a shareholder of record on March 24, 2025.

Annual Report to Shareholders

Our annual report to shareholders for 2024 is made available to shareholders together with this proxy statement.

Website

The Company's Form 10-K and other filings made with the Securities and Exchange Commission, as well as this proxy statement and our annual report to shareholders, may be accessed free of charge through our website at www.oldrepublic.com or by writing to Investor Relations at the Company's executive office at 307 North Michigan Avenue, Chicago, Illinois 60601.

Proxy Voting

It is important that your shares be represented and voted at the Annual Meeting of the Shareholders. You can vote your shares by completing and returning your proxy card, by voting on the Internet, or by telephone.

By order of the Board of Directors.

Thomas A. Dare

Senior Vice President, General Counsel and Secretary

March 28, 2025



Table of Contents

Proxy Summary

This proxy statement is being furnished to the shareholders of Old Republic International Corporation, a Delaware insurance holding corporation (together with its subsidiaries, the "Company," "Old Republic," or "ORI"), with its executive office at 307 North Michigan Avenue, Chicago, Illinois 60601. This proxy statement is furnished in connection with the solicitation of proxies by ORI's Board of Directors for use at the Annual Meeting of the Shareholders to be held on May 22, 2025 and any adjournments thereof. The approximate date on which this proxy statement and the accompanying proxy are first being made available to shareholders is March 28, 2025.

This summary highlights certain information contained in this proxy statement. It does not contain all of the information you should consider before voting. You should read the entire proxy statement carefully before voting.

Timing and Format of Meeting

Old Republic intends to conduct our 2025 Annual Meeting of the Shareholders as a "virtual" meeting. Shareholders of record at the close of business on March 24, 2025, are invited to vote their shares at proxyvote.com.

Virtual meeting date: Thursday May 22, 2025
Virtual meeting time: 3 P.M. Central Daylight Time
Virtual meeting link: www.virtualshareholdermeeting.com/ORI2025

Meeting Agenda, Voting Recommendations and Required Approval

Proposal	Board Recommendation	Required Approval	Effect of Abstention	Broker Discretionary Voting Permitted	Effect of Broker Non-Vote
1. Election of four Class 2 Directors	FOR	Majority of the votes cast at the Annual Meeting (i.e., more shares voted "FOR" election than "AGAINST")	No effect	No	No effect
2. Ratification of KPMG as the Company's Auditor for 2025	FOR	Affirmative vote of a majority of shares present in person or by proxy at the meeting and entitled to vote	Same effect as a vote against	Yes	Not applicable
3. Advisory Approval of Executive Compensation (Say-on-Pay)	FOR	Affirmative vote of a majority of shares present in person or by proxy at the meeting and entitled to vote	Same effect as a vote against	No	No effect

See Voting Procedures under the General Information section of this proxy statement for additional information.

Attendance

All shareholders will need their sixteen-digit control number in order to be authenticated and to vote during the meeting. Shareholders' control numbers can be found on their proxy card. Shareholders without a control number may attend as guests of the meeting, but they will not have the option to vote their shares during the virtual meeting.

How to Vote

Shareholders can vote before the meeting by following the instructions on the proxy card to vote by mail, internet, or telephone. Shareholders can vote during the meeting by completing a ballot online during the meeting.

Shareholders can simplify their voting and save Old Republic expense by voting by telephone or by Internet. If you vote by telephone or Internet, you need not mail back your proxy card.



By Telephone
1-800-690-6903

By Internet
www.proxyvote.com

Telephone and Internet voting information is provided on your proxy card. A sixteen-digit control number, located on the proxy card, is designed to verify your identity and allow you to vote your shares and confirm that your voting instructions have been properly recorded. If your shares are held in the name of a bank or broker, follow the voting instructions on the form you receive from that firm. To revoke a proxy given, or change your vote cast, by telephone or Internet, you must do so by following the directions on your proxy card, provided such changes are made by 11:59 PM, Eastern Daylight Time on May 21, 2025.

Corporate Governance Highlights

- Majority voting in uncontested director elections
- Proxy Access
- Shareholders may take action by written consent
- Shareholders have the right to call special meetings
- Dedicated risk oversight by Board of Directors, including:
  - Audit Committee oversight over data security and cybersecurity and practices and protocols for the use of artificial intelligence systems,
  - Compensation Committee oversight over human capital management, and
  - Governance and Nominating Committee oversight over environmental, social, and governance matters

- Separate Board Chairman and CEO
- Lead Independent Director
- Clarified roles of Chairman and Lead Independent Director
- Ongoing Board refreshment with balanced mix of tenures, skills, and experience
- All directors, except for CEO, are independent
- Regular Board and Committee self-evaluation process
- Annual shareholder outreach initiative
- Increased director stock ownership guideline to $400,000 beginning in 2025

Executive Compensation Practices

We are committed to sound executive compensation practices and the Compensation Committee of the Board of Directors reviews executive compensation practices at least annually in furtherance of this commitment. In 2024, the Compensation Committee continued shifting to a more transparent performance-based incentive compensation program directly linking executive compensation to specified performance criteria for short-term incentive compensation and long-term equity incentive compensation. Practices include the following:

WHAT WE DO	WHAT WE DO NOT DO
• Conduct an annual Say-on-Pay advisory vote	• No employment agreements with executive officers
• Balance short-term and long-term incentives	• No resetting of financial targets for short-term and long-term incentives
• Pay for performance	• No excessive perquisites
• Align executive compensation with shareholder returns through long-term incentives	• No hedging and pledging of Old Republic Common Stock by directors or executive officers
• Annual cash incentive awards are tied to satisfaction of specific Company performance objectives	• No encouragement of unnecessary or excessive risk taking
• Equity compensation awards include awards with performance-based objectives measured over a 3-year performance period	
• Maintain a comprehensive executive compensation recoupment (clawback) policy	
• Perform an annual compensation risk assessment	
• Annually retain an independent compensation consultant, engaged directly by the Compensation Committee, to advise on executive compensation matters	
• Stock ownership guidelines for directors and executive officers	

Our Board of Directors – At a Glance



AGE

- > 70
- 60 - 70
- < 60

**50% of Board members
are 70 or younger**

TENURE

- > 11 Years
- 5 - 11 Years
- < 5 Years

**79% of Board
Tenure <11 Years**

GENDER

- Male
- Female

**Women comprise
29%* of the Board**

* Following John M. Dixon's departure from the Board, effective immediately prior to the Annual Meeting, women will comprise 31% of the Board.



LGBTQ+ Status

- Do not identify as LGBTQ+
- Identify as LGBTQ+

**One Director identifies
as LGBTQ+**

ETHNICITY

- Caucasian
- Asian, African American, Other

**Minorities comprise
21% of the Board**

INDEPENDENCE

- Independent
- Not Independent

**All Directors other than the
CEO are independent**

Please refer to Item 1 in this proxy statement for additional information about our Board of Directors, a Board Diversity and Skills Matrix, and the four Class 2 directors nominated to be elected at the 2025 Annual Meeting of the Shareholders.

General Information

Please see the General Information section for important information about proxy materials and the 2025 Annual Meeting of the Shareholders.

Corporate Governance

Old Republic's Mission is to provide quality insurance security and related services to businesses, individuals, and public institutions, and to be a dependable long-term steward of the trust that policyholders, shareholders, and other important stakeholders place in us.

Our Lodestar recognizes each of these important stakeholder groups.



Our Community:
The Public Interest
We're an insurance business vested with the public interest. All is done right, within the law, and with integrity.

Our Capital Providers:
Shareholders & Debt Holders
Capital is the lifeblood of a financial institution. It is the source and continuity of the enterprise.

Our Customers:
Policyholders & Buyers
of Services
Good things happen when customers' legitimate needs are fulfilled by our people.

Our People: Intellectual
Capital Providers
Our people's intellectual talent, know-how, and honorable work put capital to efficient use.

We pursue our Mission using the long-standing principles and practices of: 1) our governance, 2) our service culture, 3) our value system, 4) the institutional memory that connects successive generations of managers, and 5) appreciation of our people and the intellectual capital they bring to managing our wide-ranging business. We are focused on achieving two interrelated outcomes:

A. Create long-term value for all stakeholders, including shareholders, policyholders, our people, and the North American community at large. We believe that this desired outcome is best achieved by:

- Enhancing the Company's competitive position, which increases its economic value to all stakeholders in a socially responsible manner.

- Steadily building the Company's business competitiveness and earnings prospects. This adds to our financial and intellectual capital and provides a financial cushion to support insurance obligations in case they prove greater than anticipated.

B. Create long-term value for long-term shareholders, whose interests are aligned with our Mission as they provide and support the capital base of the business. We measure this value over consecutive 10-year annual periods by assessing:

- Total returns of Old Republic's Common Stock in the market place. This is calculated as the sum of the annual change in market value per share, assuming cash dividends are reinvested on a pre-tax basis in shares when paid.

- Total returns of Old Republic's Common Stock book value. This is calculated as the sum of the annual change in book value per share, plus cash dividends.

- Total operating return on shareholders' equity. This is calculated by dividing net operating income (excluding both realized and unrealized investment gains or losses) by shareholders' equity.

In assessing the above, we seek to achieve consecutive 10-year annual compound total returns per share that exceed comparable returns of the Standard & Poor's (S&P) 500 Index and the S&P P&C Insurance Index.

Our Long-Term Strategy is aligned with our Mission and governing principles. The linchpin of this strategy is the conservative, long-term management of Old Republic's balance sheet. The maintenance of a strong financial position supports the insurance underwriting subsidiaries' risk-taking and obligations to policyholders, and underlies our stewardship for all stakeholders. We accomplish this through enterprise risk management and with insurance underwriting discipline. This discipline rests on key operating tenets of our business:

- Employing disciplined risk selection, evaluation, and pricing practices to reduce the possibility of adverse risk selection and to mitigate the uncertainty of insurance underwriting outcomes;

- Focusing on diversification and spreading of insured risks by geography, distribution, types of insurance coverage, among industries, with competency and proficiency; and

- Reducing and mitigating insured exposures through underwriting risk-sharing arrangements with policyholders and additionally through reinsurance to manage risk and bring greater efficiencies to capital management.

Achieving positive underwriting results is complemented by investment income, which we derive from investments of underwriting cash flows, shareholders' capital, and funds provided by debt holders. Through the years, the combination of underwriting and investment income has led to: 1) increased earnings over business cycles, 2) balance sheet strength, and 3) increasing cash dividends to shareholders. This strategy is evaluated each year by the Board of Directors when it reviews and approves management's annual operating and capital allocation budgets. The evaluation includes, among other things, these major considerations:

- The business's performance over multi-year insurance cycles. Reviews of 10-year trends are favored, as these likely include one or two economic and/or insurance underwriting cycles. This provides enough time for these cycles to run their course, for premium rate changes and subsequent underwriting results to appear in financial statements, and for reserved loss costs to be quantified with greater accuracy; and

- The allocation of capital to Old Republic's key insurance underwriting subsidiaries, based on their risk-taking appetites and abilities, and their reserves to pay claims.

Old Republic's capital management strategy is underpinned by:

- Retaining favorable independent financial ratings for the Company's insurance underwriting subsidiaries; and

- Returning excess capital to shareholders through share repurchases, special dividends, and increasing regular cash dividends over time based on the Company's earnings power and trends.

Old Republic's consistent dividend policy has produced these results:

- Regular cash dividends paid without interruption since 1942; and

- The regular cash dividend paid has increased in each of the past 44 years.

Old Republic's long-established policies of corporate governance emanate from our charter and by-laws. The structure and policies of this governance have emphasized the stability, continuity, and sustainability of the enterprise for achieving long-term value for all stakeholders.

Total Return to Shareholders

The following table shows the total return to shareholders, assuming reinvested cash dividends on a pre-tax basis, of Old Republic's Common Stock in comparison with the selected benchmark and a peer group of companies.

Five-Year Peer Group Comparisons of Total Returns

Company Name / Index	Base Date 12/31/19 ($)	Indexed Returns Years Ended				
		12/31/20 ($)	12/31/21 ($)	12/31/22 ($)	12/31/23 ($)	12/31/24 ($)
Old Republic International Corporation	100	92.36	133.84	142.78	180.36	229.23
S&P 500 Index	100	118.40	152.39	124.79	157.59	197.02
Peer Group	100	92.69	124.70	138.20	147.60	182.62



Comparison of Cumulative Five-Year Total Return

The Peer Group has been approved by the Compensation Committee of Old Republic's Board of Directors. The Peer Group consists of American Financial Group, Inc.; American International Group, Inc.; W.R. Berkley Corporation; Chubb Limited; Cincinnati Financial Corporation; CNA Financial Corporation; Fidelity National Financial, Inc.; First American Financial Corporation; The Hartford Financial Services Group, Inc.; Stewart Information Services Corporation; and The Travelers Companies, Inc.

Shareholder Engagement, Sustainability, and Corporate Governance

The Board is committed to corporate governance principles and practices with a long-term orientation. Further, the Board periodically reviews these principles and practices to ensure they are properly aligned with the interests of all stakeholders. Included in these principles and practices is a consideration of environmental, social, and governance ("ESG") matters. The Board is committed to creating and maintaining board oversight, with input from committee members, shareholders, and other stakeholders on matters related to sustainability, human capital, ethics, information security, and other ESG topics.

The Board and management recognize that shareholder engagement and transparency are essential to sound governance. Management maintains an ongoing dialogue with shareholders and other stakeholders, conducted through individual and group meetings and attendance at investor and industry conferences, to discuss long-term strategy and financial and operating performance. In addition, we engage annually with shareholders to solicit feedback on a diverse set of ESG topics. In 2024, we reached out to the

Company's largest shareholders, representing over 50% of institutional shares outstanding, and spoke with all shareholders that responded. The Company's Chief Executive Officer ("CEO") and Chair of the Executive Committee, Craig R. Smiddy, led all such meetings and provided a summary of the discussions to the Board of Directors. We believe that these discussions provide a valuable feedback mechanism to understand issues that are important to our shareholders, to inform our decision making, and to enhance our disclosure practices. Some of the actions we have taken that are informed by shareholder feedback over the last several years are set forth in the table below.

Shareholder Rights	• Adoption of proxy access by-law provision in 2020 • Early termination of shareholder rights plan in 2022 • Adoption of majority voting standard in uncontested elections in 2024
Sustainability	• Annual publication of a Sustainability Report beginning in 2020 • EEO-1 report published on our website beginning in 2023

Compensation	• Compensation Committee shifted a larger percentage of compensation for executive officers to long-term equity-based incentive awards
	
	• Compensation Committee shifted to more transparent performance-based incentive compensation directly linking executive compensation to specified performance criteria:
	
	    • Short-term incentive cash compensation includes performance objectives for net earned premiums and fees and combined ratio for each of performance years 2023, 2024, and 2025
	
	    • Long-term equity-based incentive compensation includes performance-based restricted stock units with 3-year performance objectives for annual compound total return in book value (including dividends) and operating return on equity for grants in 2024 and 2025

Director Stock Ownership	• Non-employee directors receive restricted stock units as part of their compensation beginning in 2025 • Increased the director stock ownership requirement to $400,000 beginning in 2025

Board Refreshment	• Over the last five years, our Board refreshment process has resulted in the following:
	
	    • 29% of directors are female (31% following the May 22, 2025 Annual Meeting of the Shareholders)
	
	    • 21% of directors identify as minorities
	
	    • 5 new directors and 4 departures
	
	    • Average tenure reduction from 17 years to 9 years
	
	    • Median director age reduction from 74 years to 71 years
	
	    • Addition of a director with cybersecurity expertise
	
	    • Addition of a director with insurance industry experience
	
	    • Two directors received CERT Certificates in Cybersecurity Oversight from the Carnegie Mellon University Software Engineering Institute

Leadership Structure and Risk Management

The Company's leadership structure and its risk management processes are overseen and monitored by the Board of Directors. The Company's Corporate Governance Guidelines state that the Board of Directors shall annually elect one of its members to be Chairman of the Board and that the Chairman may be, but need not be, the CEO or another officer or associate of the Company. Further, the Corporate Governance Guidelines state that at any time that the Chairman is not an independent director, and at any other time that the Board of Directors determines it in the best interests of the Company, the Board of Directors shall annually elect one of its independent members to serve as the Lead Independent Director.

At present, the roles of the CEO and the Chairman of the Board of Directors are separate, and there is a Lead Independent Director. Craig R. Smiddy is Old Republic's President and CEO, Spencer LeRoy III, an independent director, is Chairman of the Board of Directors, and Steven R. Walker is the Lead Independent Director.

Old Republic's Board holds management accountable for protecting and enhancing the value of the Company and its businesses and holds its CEO responsible for setting the proper tone in shaping and nurturing the Company's culture and values for the benefit of shareholders and other stakeholders. These other stakeholders include: the policyholders to whom long-term promises of financial indemnity and stability are made by the Company's insurance underwriting subsidiaries, the employees who provide the intellectual capital and business relationships necessary for the conduct and success of the Company, the debt holders who extend a portion of the capital at risk, and the regulators who protect the public interest vested in the Company's insurance businesses. To meet these responsibilities and objectives, the Board expects the CEO to be a knowledgeable and well-rounded leader who, as chief enterprise risk manager, is dedicated to Old Republic's overall Mission and is best qualified to address and balance the interests of all stakeholders.

The Chairman of the Board of Directors (1) presides at, and sets the rules and regulations for, the Annual Meeting of Shareholders; (2) presides at each meeting of the Board; (3) in coordination with the CEO, sets the schedule for the meetings of the Board and the agenda for each meeting; and (4) has the authority to engage independent legal, accounting or other counsel at the expense of the Company for such services as the Chairman, the Board of Directors or a committee thereof, deem appropriate. In the absence of the Chairman, the CEO shall preside at the Annual Meeting of Shareholders and the Lead Independent Director shall preside at meetings of the Board of Directors. In the absence of the Chairman and a Lead Independent Director, the CEO shall preside at meetings of the Board of Directors.

At all times that the Board of Directors has elected a Lead Independent Director, the Lead Independent Director (1) serves as the chair of meetings of the independent directors, who meet as a group, without members of management or non-independent directors present, at least once each year; (2) acts as the liaison between the independent directors and both the Chairman and the CEO, as well as committees of the Board; (3) presides at executive sessions of the independent directors; (4) provides input and guidance in setting meeting agendas for the Board of Directors; (5) has the authority to engage independent legal, accounting or other counsel at the expense of the Company for such services as the Lead Independent Director, the Board of Directors or a committee thereof, deem appropriate; (6) addresses concerns directed to the independent directors that do not relate to the Company's accounts or financial statements; (7) reviews with the independent directors annually the duties and responsibilities of the independent directors and the Lead Independent Director; and (8) exercises such additional powers as may be conferred from time to time upon the office of the Lead Independent Director by the Board of Directors or the Governance and Nominating Committee. At times when the Board of Directors has not elected a Lead Independent Director, the independent Chairman of the Board shall exercise the foregoing responsibilities. In the absence of the independent Chairman or Lead Independent Director, as the case may be, the most senior independent director willing to serve shall temporarily assume the duties of the Lead Independent Director.

The Board of Directors believes that the current structure and division of responsibilities is in the best interests of the Company at this time, but the Board continues to review this structure at least annually to ensure that its leadership structure continues to serve the best interests of the Company and its stakeholders.

Old Republic's business is managed through a relatively flat, non-bureaucratic organizational structure. The CEO is primarily responsible for managing enterprise-wide risks. The CEO and the Company use long-established control processes and a variety of long-established methods to coordinate system-wide risk taking and risk management. These processes and methods are based on the following major functions: business unit responsibility, enterprise functions, and internal audit and peer reviews.

The managers of the business units are responsible for identifying, monitoring, quantifying, and mitigating insurance underwriting risks falling within their areas of responsibility. These managers use reports covering annual, quarterly, or monthly time frames to identify the status and content of risk, including pricing or underwriting changes. These management reports ensure the continuity and timeliness of appropriate risk management monitoring and enterprise-wide oversight of existing or emerging issues.

The enterprise functions incorporate system-wide risk management, including asset/liability matching that aligns underwriting exposure, regulatory and public interest compliance, finance, actuarial, and legal functions. These functions are independent of business units and are coordinated on an enterprise-wide basis by the CEO and other executive officers.

The internal audit processes provide independent assessments of management's performance and internal control systems. Internal audit activities are intended to give reasonable assurance that resources are adequately protected and that significant financial, managerial and operating information is materially complete, accurate and reliable. This process is also intended to promote employees acting in compliance with corporate policies, standards, procedures, internal control guidelines, and applicable laws and regulations.

The Board of Directors plays an important role in managing business risk. The Executive Committee is responsible for overseeing and conducting regular reviews of the Company's system-wide enterprise risk management practices. The Audit Committee is responsible for monitoring the effectiveness of ORI's systems of internal controls over financial reporting, the integrity of the Company's systems of internal controls over financial reporting, the integrity of the consolidated financial statements, and compliance with legal and regulatory requirements. The Audit Committee also oversees the Company's internal audit team with the Company's senior internal auditing executive reporting directly to the Committee. The Audit Committee also has oversight authority to review (1) the Company's data protection and cybersecurity risk exposure and the steps management has taken to assess and respond to the overall threat landscape, including the strategy management implemented to mitigate the Company's cybersecurity risk exposure, and (2) the Company's practices and protocols for the use of artificial intelligence systems. The Compensation Committee is responsible for oversight of policies and strategies pertaining to human capital management, including initiatives and programs related to diversity, equity, and inclusion. The Governance and Nominating Committee is responsible for the Company's Governance Guidelines, as well as policies and strategies on ESG matters, including the Company's impact on the environment and the risks to the Company associated with climate change.

Further, the corporate culture, the actions of our employees, and continuity of employment are critical to the Company's risk management processes. Old Republic's Code of Business Conduct and Ethics provides a framework for all employees to conduct themselves with integrity in the delivery of the Company's services to its customers and in connection with all Company relationships and activities.

Talent Development and Succession Planning

Old Republic recognizes the importance of talent development and succession planning. The Executive Committee of the Board of Directors regularly reviews management development plans to provide for available and qualified successors to the most senior executive ranks of the Company and its subsidiaries, and to provide for the temporary replacement of the Chairman and/or CEO in the event of death or incapacity. The Board of Directors actively engages at least quarterly with employees at both the corporate and subsidiary levels who are identified as potential candidates for future leadership roles within the Company. Our Sustainability Report provides additional detail regarding our employee engagement and retention strategies and ways that Old Republic invests in its human capital at all levels throughout the organization.

Board of Directors' Responsibilities and Independence

Old Republic believes that good corporate governance begins with a Board of Directors that appreciates the Company's special place as a holding company for state-regulated insurance underwriting subsidiaries that are vested with a public trust.

The Board of Directors' main responsibility is to oversee the Company's operations, directly and through several committees operating in a coordinated and collegial manner. In exercising this responsibility, each director is expected to utilize his or her business judgment in the best interests of the Company, its shareholders and all other stakeholders. The Board's oversight duties include:

- Ascertain that strategies and policies are in place to encourage the growth of consolidated earnings and shareholders' equity over the long term;

- Ascertain that the Company's business is managed in a sound and conservative manner that takes into account the public interest vested in its insurance underwriting subsidiaries;

- Provide advice and counsel to management on business opportunities and strategies;

- Review and approve major corporate transactions;

- Monitor the adequacy of the Company's internal control and financial reporting systems and practices to safeguard assets and to comply with applicable laws and regulations;

- Monitor data protection and cybersecurity risk exposure and the steps management has taken to assess the overall threat landscape and respond appropriately;

- Monitor the Company's practices and protocols for the use of artificial intelligence systems;

- Ascertain that appropriate policies and practices are in place for managing the risks faced by the enterprise;

- Evaluate periodically the performance of the CEO in the context of the Company's Mission and performance;

- Review and approve senior management's base and incentive compensation taking into account the business's performance gauged by factors such as operating return on equity and growth of operating earnings;

- Periodically review senior management development and succession plans at corporate and operating subsidiary levels;

- Select and recommend for shareholder election candidates deemed qualified for Board service;

- Select and retain an independent registered public accounting firm for the principal purpose of expressing its opinion on the annual financial statements and internal controls over financial reporting of the Company and its subsidiaries;

- Act as the Board of Directors of the Company's significant regulated insurance underwriting subsidiaries; and

- Monitor, review and approve the operations and major policy decisions of the Company's insurance underwriting subsidiaries.

As part of its governance duties, the Board reviews the Annual Meeting of the Shareholders vote concerning election of directors. In January 2024, the Company adopted majority voting in uncontested elections of directors and plurality voting in contested elections. At any shareholder meeting at which directors are subject to an uncontested election, any director nominee who receives a greater number of votes "against" his or her election than votes "for" such election must submit to the Board, promptly following the final certification of the election results, a letter of resignation for consideration by the Governance and Nominating Committee. The Governance and Nominating Committee shall make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board shall act on the tendered resignation, taking into account the Governance and Nominating Committee's recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission (the "SEC"), or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within ninety (90) days from the date of the certification of the election results. The Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may each consider such factors or other information as it considers appropriate and relevant. The director who tenders his or her resignation shall not participate in the recommendation of the Governance and Nominating Committee or the decision of the Board with respect to his or her resignation. If the Board decides to accept the director's tendered resignation, the Governance and Nominating Committee will recommend to the Board whether to fill the resulting vacancy or to reduce the size of the Board. If the Board decides not to accept the director's tendered resignation, such director shall continue to serve until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. By adopting this majority voting standard in uncontested elections, with a corresponding director resignation policy, the Company intends to strengthen the already meaningful role our shareholders play in the election of the Company's Board of Directors.

Thirteen of the Company's directors have been affirmatively determined to qualify as "independent" directors in accordance with Section 303A.02 of the Listed Company Standards of the New York Stock Exchange (the "NYSE") and Item 407(a) of Regulation S-K of the SEC. Neither they nor any members of their immediate families have had any of the types of disqualifying relationships with the Company or any of its subsidiaries in the last three years, as set forth in subsection (b) of Section 303A.02 of the NYSE's Listed Company Standards. Additionally, each member of the Audit Committee satisfies the heightened independence standards for audit committee membership set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and each member of the Compensation Committee satisfies the additional independence criteria for compensation committee membership set forth in Rule 10C-1 under the Exchange Act.

Consistent with the Company's expectation as set forth in the Corporate Governance Guidelines that the commitment of a substantial expenditure of time for meetings, preparation therefor, and related travel is essential to the performance of a director's responsibilities, directors are not permitted to serve on the boards of more than two other public companies.

The entire Board conducts an annual self-evaluation, overseen by the Governance and Nominating Committee, to determine whether the Board and its committees are functioning effectively. To facilitate this annual self-evaluation process, each director completes an anonymous questionnaire on the Board's performance, and the responses are then aggregated and provided to the full Board of Directors at the next scheduled Board meeting. Similarly, as part of this annual self-evaluation process, each non-chair member serving on any of the Audit Committee, Compensation Committee, or the Governance and Nominating Committee completes an anonymous questionnaire on each respective committee's performance, and the responses are then aggregated and provided to the chair of the respective committee, who in turn reviews the responses with respective committee members at their next scheduled meeting. During 2024, the independent directors held at least one meeting in executive session without management or employee directors in accordance with NYSE Listed Company Standards. Mr. Walker was the Lead Independent Director in 2024.

Directors receive a broad array of public and internal proprietary information upon becoming members of the Board. This enables them to become familiar with the Company's business, strategic plans, significant financial, accounting and management matters, compliance programs, conflict of interest policies, Code of Business Conduct and Ethics, Corporate Governance Guidelines, principal officers, and the independent registered public accounting firm. While information appearing on our website is not incorporated by reference into this proxy statement, the Company's Code of Business Conduct and Ethics and Corporate Governance Guidelines may be viewed in the Governance section at www.oldrepublic.com. Further, the Company supports directors taking advantage of, and attending, director education programs whenever convenient and appropriate. Even with such assistance and in part as the result of the specialized nature of the Company's businesses and the regulatory framework in which it operates, it is the Company's view that some time is typically required for a new director to develop knowledge of the Company's business. Reflecting this necessary personal development, each director is expected to serve two or more three-year terms on the Company's classified Board, on several of its significant regulated insurance underwriting subsidiaries' boards, and on one or more Board Committees. Owing to the risk-taking nature of much of the Company's business, a demonstrated long-term orientation in a Board member's business dealings and thought processes is considered very important.

The Board and its Committees

In 2024, the Board of Directors met four times, once each quarter. Each incumbent director attended at least 75% of the aggregate of the meetings of the Board and committees on which each served. The Company does not require its Board of Directors, other than the Chairman and the CEO, to attend the Annual Meeting of the Shareholders, as such meeting is conducted by the Chairman and the CEO, who are designated to represent the entire Board of Directors for the meeting.

Membership on the Company's Audit, Compensation, and Governance and Nominating Committees consists exclusively of independent directors. The members, chairs and vice-chairs (if any) of these Committees are recommended each year to the Board by the Governance and Nominating Committee in consultation with the Executive Committee. Each of these Committees has the authority and funding to retain independent advisors or counsel as necessary and appropriate in the fulfillment of its duties. Each chair sets the agenda of their respective Committee's meetings, consulting as necessary and appropriate with the Chairman of the Board. All directors have full and free access to the Company's senior management during scheduled meetings of the Board and its Committees.

The following table shows the membership of the Board of Directors and its Committees as of the date of this proxy statement. The total number of meetings include both virtual and telephonic meetings.

Board and Committee Membership

			Committees			
Director	Independent Directors[a]	Other Directors[b]	Audit	Compensation	Executive	Governance and Nominating
Barbara A. Adachi	●		●			●
Steven J. Bateman	●		●[c][d]	●	●	
Lisa J. Caldwell	●			●		●
John M. Dixon (e)	●			●	●	●
Michael D. Kennedy	●		●		[f]	●[f]
Charles J. Kovaleski	●		●			●
Spencer LeRoy III (g)	●				●	
Peter B. McNitt	●		●[c]	●[h]	●	
Glenn W. Reed	●		●[c]	●		
Therace M. Risch	●		●			●
Craig R. Smiddy		●			●[h]	
J. Eric Smith	●			●		●
Fredricka Taubitz	●		●[c]	●	●	
Steven R. Walker	●[i]		●		●	●[j]
Number of meetings	1		7	4	4	5

(a) Independent Director, as that term is defined in SEC regulation and the Listed Company Standards of the NYSE.

(b) The Other Director classification includes all directors who are members of management, or do not currently meet the standard indicated in (a) above.

(c) Financial Expert, as that term is defined in SEC regulations.

(d) Chair.

(e) Until Mr. Dixon's term as a director expires on May 22, 2025.

(f) Effective May 22, 2025, Mr. Kennedy, Vice Chair of the Governance and Nominating Committee, will succeed Mr. Walker as Chair of the Governance and Nominating Committee and join the Executive Committee.

(g) Chairman of the Board.

(h) Chair.

(i) Lead Independent Director.

(j) Chair. Effective May 22, 2025, Mr. Walker will be succeeded as Chair of the Governance and Nominating Committee by Mr. Kennedy.

Audit Committee

Members:

Barbara A. Adachi	Glenn W. Reed
Steven J. Bateman (Chair)	Therace M. Risch
Michael D. Kennedy	Fredricka Taubitz
Charles J. Kovaleski	Steven R. Walker
Peter B. McNitt	

The **Audit Committee** operates pursuant to a written charter approved by the Board of Directors, performs an annual self-evaluation, and like all Board committees reports through its chair in making recommendations to the full Board. While information appearing on the Company's website is not incorporated by reference in this proxy statement, the Committee's charter may be viewed in the Governance section at www.oldrepublic.com. Printed copies are available to shareholders upon request.

The Audit Committee is organized to assist the Board in monitoring: (1) the integrity of the Company's financial statements and the effectiveness of the Company's internal controls over financial reporting, (2) the Company's compliance with legal and regulatory requirements, (3) the qualifications, performance, and independence of the registered public accounting firm, (4) the qualifications and performance of the Company's internal audit function, (5) the Company's data protection and cybersecurity risk exposure and the steps management has taken to assess the overall threat landscape and respond appropriately, including the strategy management implemented to mitigate the Company's cybersecurity risk exposure, and (6) the Company's practices and protocols for the use of artificial intelligence systems. Further, it is charged with preparing the annual report required by SEC rules to be included in the Company's proxy statement, and serving as the audit committee of each of the Company's regulated insurance underwriting subsidiaries to the extent required by the National Association of Insurance Commissioners' Model Audit Rule.

The Audit Committee held seven meetings during 2024 with the Company's independent registered public accounting firm and management, including prior to the Company's filing of each of its quarterly reports on SEC Form 10-Q and its annual report on SEC Form 10-K.

Each Audit Committee member has been affirmatively determined by the Board of Directors to qualify as "independent" in accordance with the NYSE's Listed Company Standards and Rule 10A-3(b)(1) under the Exchange Act. Four members of the Committee are deemed to qualify as audit committee financial experts as that term is defined in SEC Regulation S-K. No member served on the audit committees of more than two other publicly held companies.

Compensation Committee

Members:

Steven J. Bateman	Glenn W. Reed
Lisa J. Caldwell	J. Eric Smith
John M. Dixon	Fredricka Taubitz
Peter B. McNitt (Chair)	

The **Compensation Committee** operates pursuant to a written charter approved by the Board of Directors, performs an annual self-evaluation and, like all Board committees, reports through its chair in making recommendations to the full Board. While information appearing on the Company's website is not incorporated by reference in this proxy statement, the Committee's charter may be viewed in the Governance section at www.oldrepublic.com. Printed copies are available to shareholders upon request.

The Compensation Committee is responsible for: (1) evaluating, at least annually, the CEO's performance and setting the CEO's compensation ("compensation" meaning annual salary, annual performance recognition awards, and equity-based awards), (2) annually reviewing and approving, with input from the CEO, the evaluation and compensation of other executive officers and certain senior managers of the Company and its subsidiaries, (3) reviewing and advising on general levels of compensation of other employees, (4) periodically reviewing the amount of compensation paid to the Company's directors, including the components thereof, and making recommendations regarding director compensation to the Board, (5) periodically reviewing the stock ownership requirements applicable to directors and recommending any proposed changes to the Board, (6) reviewing the Company's short-term and long-term incentive compensation plans, (7) serving as the Corporate Pension Committee as defined in the Old Republic International Employees Retirement Plan, the Administration Committee as defined in the ORI 401(k) Savings and Profit Sharing Plan (the "401(k) Plan"), and the Administrator of the Old Republic International Corporation Nonqualified Deferred Compensation Plan, (8) overseeing the Employee Benefit Management Advisory Group (the "EBMAG"), a management committee established by the Board to assist and advise the Compensation Committee pursuant to a charter delegating certain authority to the EBMAG with respect to the plans referred to in item (7) above, (9) preparing the annual report required by SEC rules to be included in the Company's proxy statement, (10) retaining compensation consultants, independent legal counsel, or other advisers, (11) taking such other actions as may be necessary to perform its functions, and (12) reviewing Company policies and strategies pertaining to human capital management, including initiatives and programs related to diversity, equity, and inclusion.

Each Compensation Committee member has been affirmatively determined by the Board of Directors to qualify as "independent" in accordance with SEC rules and the NYSE's Listed Company Standards. As required by the NYSE's Listed Company Standards and Rule 10C-1 under the Exchange Act, the Compensation Committee considers factors relevant to independence and possible conflicts of interest when engaging consultants, counsels, or advisors. Inquiries into any possible conflicts of interest are made when such persons are retained and annually thereafter, if their services are continued.

As in recent prior years, in 2024, the Compensation Committee retained Fredrick W. Cook & Co., Inc. to review the Company's compensation programs and procedures applicable to the Company's executive officers and directors. The consultant was asked to provide a comparison of the compensation programs of companies similar in size, operation, and organization to the Company, including a review of a peer group of companies determined by the Compensation Committee to be appropriate for comparison. The consultant has not performed any other work for the Company or any of its subsidiaries. The consultant is considered independent according to Rule 10C-1 under the Exchange Act and the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"). All compensation recommendations are made solely by the Compensation Committee following consultation with the CEO regarding the Company's executive officers (other than the CEO) and certain senior managers of the Company and its subsidiaries.

The Compensation Committee, at the direction of the Board, reviews the Company's compensation policies and practices on at least an annual basis and has concluded that they do not encourage ORI's executive officers or any other employees to take unnecessary or excessive risks to attain short-term results or that could adversely affect management of the Company for the long run.

Executive Committee

Members:	Steven J. Bateman	Craig R. Smiddy (Chair)
	John M. Dixon	Fredricka Taubitz
	Spencer LeRoy III	Steven R. Walker
	Peter B. McNitt	

The Executive Committee operates pursuant to a written charter approved by the Board of Directors and, like all Board committees, reports through its chair in making recommendations to the full Board. While not incorporated by reference in this proxy statement, the Committee's charter may be viewed in the Governance section at www.oldrepublic.com. Printed copies are available to shareholders upon request.

Pursuant to its charter, the Executive Committee has the authority to address the matters and perform the functions listed below (and make the necessary recommendations to the entire Board or appropriate committee thereof): (1) acts as the Company's finance committee and reviews, approves, and recommends for approval by the full Board the Company's investment policies, (2) reviews, approves, and recommends for approval by the full Board the Company's dividend and capitalization policies, (3) monitors the Company's enterprise risk management, (4) analyzes and approves and recommends for approval by the full Board potential acquisitions or divestitures by the Company or its subsidiaries, (5) annually reviews and evaluates management development and executive succession plans, (6) makes any necessary and appropriate recommendations to the Governance and Nominating Committee regarding Board and Committee membership, and (7) has established a subcommittee of independent directors to review and act upon any related party transaction as defined by the Listed Company Standards of the NYSE and SEC rules.

Governance and Nominating Committee

Members:	Barbara A. Adachi	Charles J. Kovaleski
	Lisa J. Caldwell	Therace M. Risch
	John M. Dixon	J. Eric Smith
	Michael D. Kennedy (Vice Chair)	Steven R. Walker (Chair)

The **Governance and Nominating Committee** is organized to oversee the Company's policies relative to the size, composition, and qualifications of the Board of Directors. The Committee operates pursuant to a written charter approved by the Board of Directors, performs an annual self-evaluation, and, like all Board committees, reports through its chair in making recommendations to the full Board. While not incorporated by reference in this proxy statement, the Committee's charter may be viewed in the Governance section at www.oldrepublic.com. Printed copies are available to shareholders upon request.

The Governance and Nominating Committee is authorized to: (1) establish procedures and qualification criteria to identify and recommend qualified candidates for election to the Board, taking into consideration any recommendations from the Executive Committee, (2) review any director resignation letter tendered in accordance with the Company's director resignation policy and evaluate and recommend to the Board whether such resignation should be accepted, (3) review annually the independence, qualifications, and requirements of the directors and the structure and performance of Board Committees, (4) develop, recommend, and annually reassess the Corporate Governance Guidelines applicable to the Company, (5) maintain and recommend changes to the Board-approved Code of Business Conduct and Ethics and the Code of Ethics for the Principal Executive Officer and Senior Financial Officer, (6) serve in an advisory capacity to the Board and its Chairman on matters of the organizational and governance structure of the Company, and (7) review the Company's policies and strategies on environmental, social, and governance (ESG) matters that are critical to the Company's long-term success, including the Company's impact on the environment and the risk to the Company associated with climate change.

Each Governance and Nominating Committee member has been affirmatively determined by the Board of Directors to qualify as "independent" in accordance with SEC rules and the NYSE's Listed Company Standards.

Director Compensation

Director compensation is reviewed annually, and any changes are recommended by the Compensation Committee in consultation with the CEO and any independent consultant retained by the Compensation Committee for that purpose. The Compensation Committee's recommendations are, in turn, voted upon by the full Board. In December 2024, upon the recommendation of the Compensation Committee, the Board approved several changes to the structure of the Company's director compensation structure. The following table shows the compensation that non-employee directors received for Board and Committee service, as applicable, in 2024 and the compensation that non-employee directors will receive for Board and Committee service, as applicable, in 2025.

	2024	2025
Annual Board Membership Fee	$165,000	$195,000
Annual Board Membership Equity Compensation*	0	75,000
Annual Chairman of the Board Fee	70,000	70,000
Annual Lead Independent Director Fee	14,000	14,000
Annual Committee Membership Fee (per committee)	14,000	0
Annual Governance and Nominating Committee Chair Fee	14,000	14,000
Annual Compensation Committee Chair Fee	14,000	14,000
Annual Audit Committee Chair Fee	21,000	21,000
Annual Vice Chair Fee (per committee)	7,000	0

* Beginning in 2025, each non-employee director will receive an annual grant of restricted stock units, granted under the 2022 Incentive Compensation Plan, with an aggregate value of $75,000 as of the grant date, dividend equivalent rights, and a one-year vesting period. In order to provide directors with liquidity for their tax obligations that arise upon vesting of the restricted stock units, prior to the vesting date, directors may elect to receive a portion of their award in cash in lieu of Old Republic Common Stock in an amount that does not exceed the expected tax liability based on the maximum individual statutory tax rates. Any dividend equivalent rights and fractional shares are paid in cash.

Directors who are employees of the Company or its subsidiaries receive no compensation for their services as directors or committee members. Board members also serve as directors of several regulated insurance underwriting subsidiaries of the Company, for which no additional compensation is paid. In addition, the Company and its subsidiaries either directly pay or reimburse directors for travel, lodging, and related expenses incurred in attending director or Committee meetings.

Independent directors may not receive any form of compensation from the Company other than compensation for services as a director in order to remain qualified as independent.

The following table lists the compensation paid to each director of the Company eligible to receive such fees in 2024. Mr. Smiddy, as CEO of the Company, has his compensation reported in the Summary Compensation Table shown elsewhere in this proxy statement and does not receive compensation for his services as a director or committee member.

2024 Director Compensation

Name	Fees Earned or Paid in Cash	All Other Compensation Other	Total
Barbara A. Adachi	$193,000	$—	$193,000
Steven J. Bateman	216,333	—	216,333
Lisa J. Caldwell	193,000	—	193,000
John M. Dixon	207,000	—	207,000
Michael D. Kennedy	197,083	—	197,083
Charles J. Kovaleski	193,000	—	193,000
Spencer LeRoy III	249,000	—	249,000
Peter B. McNitt	221,000	—	221,000
Glenn W. Reed	193,000	—	193,000
Therace M. Risch[1]	152,792	—	152,792
J. Eric Smith	193,000	—	193,000
Fredricka Taubitz	215,750	—	215,750
Steven R. Walker	235,000	—	235,000

1.   Ms. Risch was elected to the Board effective March 18, 2024.

Principal Holders of Securities

The following tabulation shows with respect to (i) each person who is known to be the beneficial owner of more than 5% of the Common Stock of the Company; (ii) the 401(k) Plan; (iii) each director of the Company (including nominees); (iv) the named executive officers listed in the Summary Compensation Table elsewhere in this proxy statement; and (v) all directors and executive officers, as a group: (a) the total number of shares of Common Stock beneficially owned as of March 12, 2025, except as otherwise noted, and (b) the percent of the class of Common Stock so owned:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[*]
Common Stock 5% beneficial owners and 401(k) Plan	BlackRock, Inc. 50 Hudson Yards New York, New York 10001	31,749,084[1]	11.30
	The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	28,156,630[2]	10.12
	Old Republic International Corporation 401(k) Savings and Profit Sharing Plan 307 N. Michigan Avenue Chicago, Illinois 60601	18,368,748[3]	7.40

[Continued on next page.]

	Name of Beneficial Owner	Shares Subject to Stock Options[*]	Shares Held by Employee Plans [*][3][4]	Other Shares Beneficially Owned[*]	Total	Percent of Class[*]
Directors (including nominees)	Barbara A. Adachi	0	0	8,287	8,287	**
	Steven J. Bateman	0	0	29,551	29,551	**
	Lisa J. Caldwell	0	0	10,706	10,706	**
	John M. Dixon	0	0	21,061	21,061	**
	Michael D. Kennedy	0	0	10,272	10,272	**
	Charles J. Kovaleski	0	0	16,357	16,357	**
	Spencer LeRoy III	0	0	100,686	100,686[5]	**
	Peter B. McNitt	0	0	10,280	10,280	**
	Glenn W. Reed	0	0	17,779	17,779	**
	Therace M. Risch	0	0	6,086	6,086	**
	Craig R. Smiddy***	793,297	41,461	145,028	979,786	.39
	J. Eric Smith	0	0	0	0	**
	Fredricka Taubitz	0	0	21,000	21,000	**
	Steven R. Walker	0	0	70,000	70,000[6]	**
Named Executive Officers	W. Todd Gray	192,805	4,556	65,392	262,753	.11
	Carolyn Monroe	49,284	1,143	35,755	86,182	**
	Stephen J. Oberst	371,080	100,551	62,830	534,461	.21
	Frank J. Sodaro	182,600	3,900	46,009	232,509	**
Directors and Executive Officers as a group (20 individuals)[7]		1,805,516	160,604	760,383	2,726,503	1.10

* Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. The number of shares beneficially owned includes restricted stock awards held by Messrs. Smiddy, Sodaro, Gray, and Oberst and Ms. Monroe in the following amounts, respectively: 78,074, 23,355, 23,355, 33,365, and 21,354. These shares are included in their individual ownership but are subject to forfeiture and other restrictions, including time-based vesting, except that in the case of Ms. Monroe, who has attained age 65 and 10 years of service, the restricted stock awards are subject to restrictions, including time-based vesting, but not forfeiture. During the restricted period, the shareholder has voting power, but no dispositive power, with respect to such shares.

** Less than one-tenth of one percent.

*** Also a named executive officer.

1. Reflects the number of shares and percent of ownership as of December 31, 2023 shown in BlackRock, Inc.'s most recent Schedule 13G filing. BlackRock, Inc. has reported sole and shared voting power for 31,053,376 and – 0 – shares, respectively, and sole and shared dispositive power for 31,749,084 and – 0 – shares, respectively.

2. Reflects the number of shares and percent of ownership as of March 28, 2024 shown in The Vanguard Group's most recent Schedule 13G filing. The Vanguard Group has reported that it has sole and shared voting power for – 0 – and 97,402 shares, respectively, and sole and shared dispositive power for 27,778,704 and 377,926 shares, respectively.

3. Reflects the number of shares held as of March 1, 2025 as follows:

    (a) Under the terms of the 401(k) Plan, a participant is entitled to vote the shares of Company Common Stock held by the 401(k) Plan that have been allocated to the participant's account. The Compensation Committee of the Company is authorized to vote the unallocated shares of Company's Common Stock held by the 401(k) Plan and shares allocated to a participant when a participant fails to exercise his or her voting rights. The Compensation Committee may be deemed to have sole investment power with respect to unallocated stock and shared power for allocated stock held by the 401(k) Plan.

    (b) In addition to the 401(k) Plan, the Old Republic International Employees Retirement Plan holds 2,829,509 shares of the Company's Common Stock not included in this table. The voting of these shares is controlled, directly or indirectly in a fiduciary capacity, by the Compensation Committee.

4. Includes only the shares that have been allocated to the employer matching, employee savings and/or employer non-elective contribution accounts of the executive officer as a participant in the 401(k) Plan. Excludes those shares for which a director may be deemed to have investment and voting power as a result of being a member of the Compensation Committee.

5. Includes 16,617 shares held in IRA or Roth IRA trusts for Mr. LeRoy's benefit.

6. Includes 30,000 shares held in IRA and SEP-IRA trusts for Mr. Walker's benefit, and 26,500 shares held by his wife.

7. Includes executive officers who are not named executive officers.

Procedures for the Approval of Related Person Transactions

In addition to a Code of Business Conduct and Ethics and a Code of Ethics for the Principal Executive Officer (CEO) and Senior Financial Officer (CFO), Old Republic also has a *Conflict of Interest Policy*, which is circulated annually and acknowledged by all directors, officers and key employees of the Company and its subsidiaries. This policy states that no director, officer, or employee of the Company or its subsidiaries may acquire or retain any interest that conflicts with the interest of the Company. This includes direct or indirect interests in entities or individuals doing business with the Company or its subsidiaries. If such a conflict occurs, employees are required to give a prior written disclosure of the conflict to the Company for evaluation. Such transactions or relationships shall be reviewed by a subcommittee of the Executive Committee composed of independent members: one from the Executive Committee, who serves as the Chair, and the chairs of the Audit, Compensation, and Governance and Nominating Committees. The current members of this subcommittee are Mr. LeRoy III (Chair), Mr. Bateman, Mr. McNitt, and Mr. Walker.

Directors, officers, and affected employees are required to provide reasonable prior notice to the Company of any *related party transaction*, as defined by the Listed Company Standards of the NYSE and SEC rules. Under the procedures established by the subcommittee, a reasonable prior review of such related party transaction must be conducted to determine the appropriate action, if any, to take. If, based upon such prior reviews, the subcommittee concludes that such related party transaction is inconsistent with the interests of the Company and its shareholders, it shall prohibit it. Any director who is the subject of an existing or potential related party transaction will not participate in the decision-making process relating to such transaction. During 2024, there were no proposed related party transactions.

Delinquent Section 16(a) Reports

Based on Company records and other information, the Company believes that all reports required by Section 16(a) of the Exchange Act were timely filed during the year ended December 31, 2024.

Shareholder Communications with the Board

Shareholders of the Company and other interested parties may communicate with the Chairman, Lead Independent Director, the independent directors, the Board of Directors as a whole, or with any individual director. Such communications must be in writing and sent to Old Republic International Corporation, c/o Corporate Secretary, 307 N. Michigan Ave, Chicago, IL 60601. The Corporate Secretary will promptly forward such communications to the intended recipient.

Item 1
Election of Directors

Old Republic's and its significant regulated insurance underwriting subsidiaries' Boards of Directors have been classified into three classes for many decades. This staggered board organization recognizes policyholders' dependence on stability and reliability to meet obligations of financial indemnity over long periods of time. The Board currently has fourteen directors divided into Class 1, Class 2, and Class 3. Four Class 2 directors are standing for re-election to hold office until the 2028 Annual Meeting of the Shareholders or until their successors duly elected and qualified.

Selection of Director Candidates

Pursuant to its charter, the Governance and Nominating Committee evaluates and proposes to the Board of Directors new and continuing candidates for the Board and its Committees. The Committee identifies candidates through a variety of means, including professional search firms, recommendations from members of the board, suggestions from members of the Company's management, and properly submitted nominations from shareholders (see "Director Candidate Recommendations" elsewhere in this proxy statement). The Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and approve the search firm's fees and other retention terms.

Each of the four Class 2 directors up for election this year are current directors. These director nominees are:

- Steven J. Bateman
- Lisa J. Caldwell
- Glenn W. Reed
- Therace M. Risch

John M. Dixon is not slated for reelection at the end of his three-year term expiring at this year's Annual Meeting of the Shareholders. At that time, the size of the Board of Directors will be reduced from fourteen to thirteen members, of whom twelve are classified as independent. While the Company believes the current size of the Board is appropriate for the Company's current needs, total membership may vary from time to time. It is the Company's longer-term objective to have a Board consisting of nine to eleven members with at least 80% qualifying as independent.

Board of Directors' Recommendation

The Board of Directors recommends a vote FOR the Class 2 director nominees. Proxies solicited by the Board of Directors will be voted in favor of the election of these nominees unless shareholders specify to the contrary. The results of this vote shall be disclosed in a filing made with the SEC within four business days after the Annual Meeting of the Shareholders and will be available for review on the Company's website, www.oldrepublic.com.

Director Qualifications

In considering *the qualifications and independence of Board members and candidates*, the Governance and Nominating Committee and full Board seek to identify individuals who, at a minimum:

- Satisfy the requirements for director independence, as set out in the Company's Corporate Governance Guidelines, in the Listed Company Standards of the NYSE, and in the regulations of the SEC;

- Are, or have been, senior executives of businesses or professional organizations; and

- Have significant business, financial, accounting and/or legal backgrounds that lend themselves to the unique nature of the Company's insurance underwriting operations so as to address market, customer, and societal needs.

In line with the governance features set forth in the Company's Corporate Governance Guidelines (see Governance section at www.oldrepublic.com), Old Republic seeks to attract and has retained for many years Board members who possess certain critical personal characteristics, most importantly:

(i)   intelligence, honesty, good judgment, high ethics, and high standards of integrity, fairness and responsibility;

(ii) respect within the social, business and professional community for their principles and insights;

(iii) demonstrated analytic ability; and

(iv) ability and initiative to frame insightful questions, to challenge questionable assumptions collegially, and to disagree in a constructive fashion in such circumstances as may arise in the course of the Company's activities.

Old Republic places great value on Board members' long-term, successful experience in businesses and professions that can add to its Mission and long-term strategy. A mix of short-, medium-, and long-tenured Board members balances fresh insights and perspectives with a knowledge-based, long-term perspective on the Company's business that provides greater assurance of stability, continuity, and sustainability of the enterprise and its Mission.

The long-term orientation to board service notwithstanding, an individual will not be slated for election to the Board following his or her 75th birthday, unless such individual is subject to a review by the Governance and Nominating Committee. This review will consider an individual's willingness to serve and his or her ability to make an ongoing contribution to the Company's governance and operations.

In furtherance of the Board's commitment to its cybersecurity risk oversight responsibilities, the Board of Directors elected Therace M. Risch, a broadly experienced technology executive with domain expertise in both technology transformation and cybersecurity, as a director and member of the Audit Committee and Governance and Nominating Committee, effective March 18, 2024. Further, Ms. Adachi and Mr. Kovaleski, both members of the Audit Committee, each completed the requirements for, and received, a CERT Certificate in Cybersecurity Oversight from the Carnegie Mellon University Software Engineering Institute in January and August 2024, respectively.

Board Diversity and Skills Matrix

While the Company does not have a formal policy governing diversity among directors or candidates, the Board recognizes the value of diversity of skills, experience, background, and perspective and endeavors to have a well-rounded Board, as reflected in the matrix below.

	Barbara Adachi	Steve Bateman	Lisa Caldwell	John Dixon	Michael Kennedy	Charles Kovaleski	Spencer LeRoy	Peter McNitt	Glenn Reed	Therace Risch	Craig Smiddy	J. Eric Smith	Fredricka Taubitz	Steve Walker	Total
Cybersecurity & IT: Oversight and/or leadership role in the implementation of enterprise-wide information technology systems, digital infrastructures, data analytics, privacy and cybersecurity strategies and policies; or relevant training and certification on cybersecurity oversight.	●					●				●					3
Distribution & Sales: Track record of success implementing distribution and sales strategy, including managing sales workforce, developing and delivering goals and managing relationships with client.						●					●	●			3
Finance & Accounting: Record in leadership positions related to financial planning, internal controls and risk management. Knowledge of financial reporting and regulatory requirements related to financial disclosures.	●	●			●		●	●	●		●	●	●	●	10
Human Capital: Experience with talent management, attraction and retention, succession planning, remuneration and other topics related to an organization's workforce.	●		●			●				●	●	●			6
Insurance: Experience in financial services industry, with specific knowledge of the insurance industry business fundamentals, products, distribution, actuarial concepts, risks and asset management.	●	●				●	●		●	●	●	●	●	●	10
Leadership & Board Experience: Experience working in senior leadership positions in organizations, as member of the executive team or Board of Directors.	●	●	●	●	●	●	●	●	●	●	●	●	●	●	14
Legal & Public Policy: Past leadership position in the areas of compliance and law, as well as establishing and developing relationships with government officials at any level.			●	●	●	●	●		●			●		●	8
M&A & Capital Markets: Experience leading processes of merger, acquisitions, divestments, corporate restructuring and reorganization, as well as knowledge about the instruments and transactions in the capital market.		●	●		●		●	●	●		●	●			8
Female	●		●							●			●		4
Male		●		●	●	●	●	●	●		●	●		●	10
Asian	●														1
African American			●		●										2
White		●		●		●	●	●	●	●	●	●	●	●	11
LGBTQ+										●					1

2025 Director Nominees and Continuing Directors

The following tables list the nominees and continuing directors of the Company. Four Class 2 directors are to be elected at the Annual Meeting of the Shareholders for a term of three years and until their successors are elected and qualified. The nominees are current directors standing for re-election. It is intended that, in the absence of contrary specifications, votes will be cast pursuant to the enclosed proxies for the election of such nominees. Should any of the nominees become unable or unwilling to accept nomination or election, it is intended that, in the absence of contrary specifications, the proxies will be voted for the balance of those named and for a substitute nominee or nominees. However, the Company does not expect such an occurrence. All of the nominees have consented to be slated and to serve as directors if elected.

Given the reasons and background information cited next to each nominee's and each continuing director's name below, and as illustrated in the diversity and skills matrix above, the Board of Directors believes that each of the nominees and the other continuing directors are highly qualified to serve Old Republic's shareholders and other stakeholders.

Nominees for Election: CLASS 2 (Term to expire in 2028)



Steven J. Bateman

Independent Director
Since: 2017
Age: 66

An audit partner with the accounting firm of PricewaterhouseCoopers LLP until his retirement, **Mr. Bateman** had a 37-year career as an auditor and business advisor for a large number of organizations engaged in all major insurance fields. During that period of time, he gained a wealth of knowledge and experience in the business and the risk factors associated with the insurance industry.

Mr. Bateman's background and experience harmonize well with the Company's business and the Board's governance objectives.

Committees: Audit (Chair), Compensation, Executive

"Financial Expert" as defined by SEC regulation



Lisa J. Caldwell

Independent Director
Since: 2021
Age: 64

Ms. Caldwell is the Chief Executive Officer of Caldwell Collection, LLC, a fashion retail organization, and previously served as the Executive Vice President and Chief Human Resources Officer of Reynolds American, R. J. Reynolds Tobacco Company, and RAI Services until her retirement in 2018. She is a member of the founding board of directors of Triad Business Bank and she has served in leadership roles at many charitable and educational organizations. Ms. Caldwell brings to the Board her general business and entrepreneurial expertise.

Ms. Caldwell's experience as an executive officer of a large corporation and her extensive knowledge of human resource matters harmonize well with the Company's business and the Board's governance objectives.

Committees: Compensation, Governance and Nominating



Glenn W. Reed

Independent Director
Since: 2017
Age: 72

Mr. Reed served as a Managing Director of The Vanguard Group, Inc., one of the world's largest asset-management firms, until his retirement from the firm in 2017. While at Vanguard, Mr. Reed had overall responsibility for Vanguard's corporate finance and mutual fund finance functions, most recently heading up the firm's Strategy division. Prior to joining Vanguard in 2007, he served as general counsel for a multi-line health and life insurance company following a 21-year career as a partner of the Chicago-based law firm of Gardner, Carton & Douglas (now Faegre Drinker Biddle & Reath).

Mr. Reed's long experience and deep knowledge in these fields harmonize well with the Company's business needs and the Board's governance objectives.

Committees: Audit, Compensation

"Financial Expert" as defined by SEC regulation



Therace M. Risch

Independent Director
Since: 2024
Age: 52

Ms. Risch served as Executive Vice President and Chief Information & Technology Officer for American Electric Power Company, Inc. from July 2021 until April 2025 (Senior Vice President and Chief Information & Technology Officer from May 2020 until July 2021). She was previously Executive Vice President and Chief Information & Digital Officer at J.C. Penney Company, Inc. and Executive Vice President and Chief Information Officer at COUNTRY Financial. Further, she has 10 years of experience directly in the insurance industry working at the St. Paul Companies, Inc. and COUNTRY Financial.

Ms. Risch's broad expertise in the areas of cybersecurity, technology transformation, and foundational IT operations, as well as her industry-specific business knowledge, harmonize well with the Company's business needs and governance objectives.

Committees: Audit, Governance and Nominating

Continuing Directors: CLASS 3 (Term expires in 2026)



Barbara A. Adachi

Independent Director
Since: 2021
Age: 74

Retired from Deloitte in 2013, **Ms. Adachi** was formerly the chief executive and National Managing Partner for Deloitte Consulting's Human Capital Consulting Practice. For over 20 years, she focused on human capital strategy, organization transformation, executive compensation and diversity, equity, and inclusion. Prior to Deloitte, she spent 18 years in the insurance industry specializing in employee benefits and workers' compensation. She became NACD Directorship Certified® in 2022 and received a CERT Certificate in Cybersecurity Oversight from the Carnegie Mellon University Software Engineering Institute in January 2024.

Ms. Adachi's extensive business experience in insurance, consulting and human capital matters harmonizes well with the Company's business needs.

Committees: Audit, Governance and Nominating



Charles J. Kovaleski

Independent Director
Since: 2021
(Director Since: 2018)

Age: 76

A licensed attorney in two states, **Mr. Kovaleski** was President and Chief Executive Officer of Attorneys' Title Insurance Fund, Orlando, Florida, for more than 20 years. He also served as an officer with one of the Company's Title subsidiaries for many years and was a founding director, and later chair, of Riverside Bank of Central Florida. Mr. Kovaleski received a CERT Certificate in Cybersecurity Oversight from the Carnegie Mellon University Software Engineering Institute in August 2024.

Mr. Kovaleski's extensive general business experience, particularly in real estate and title insurance, harmonizes well with the Company's business needs.

Committees: Audit, Governance and Nominating



Craig R. Smiddy

Director Since: 2019

Age: 60

Mr. Smiddy was elected as the Company's President and Chief Executive Officer in 2019. Prior to that, he served as President and Chief Operating Officer of the Company since June 2018. From 2013 to 2018, he was Chief Operating Officer and then later appointed President of Old Republic General Insurance Group, Inc. Before joining the Company, he was President of the Specialty Markets Division of Munich Reinsurance America, Inc.

Mr. Smiddy's significant experience in, and knowledge of, the business and the risk factors associated with the insurance industry and especially the insurance specialty markets harmonize well with the Company's business needs.

Committees: Executive (Chair)



Fredricka Taubitz

Independent Director
Since: 2003

Age: 81

Ms. Taubitz is a CPA by training. Until 2000, she was Executive Vice President and Chief Financial Officer of Zenith National Insurance Corp. Until 1985, she was a partner with the accounting firm of Coopers & Lybrand (now PricewaterhouseCoopers LLP).

Ms. Taubitz's long professional career, significant experience in, and knowledge of, the business and the risk factors associated with the insurance industry harmonize well with the Company's business needs.

Committees: Audit, Compensation, Executive

"Financial Expert" as defined by SEC regulation

Continuing Directors: CLASS 1 (Term expires in 2027)



Michael D. Kennedy

Independent Director
Since: 2020

Age: 68

Until his retirement in 2024, **Mr. Kennedy** served as a senior client partner with Korn Ferry, the global organizational consulting firm, where he was a member of that firm's global financial services market and a leader with Korn Ferry's Diversity Center of Expertise. Prior to joining Korn Ferry, he served in senior positions at several financial services firms, including GE Capital, Wachovia and J.P. Morgan & Co. He was appointed by President Obama to serve as the chair of the Federal Retirement Thrift Investment Board, the largest pension fund in the United States (the "U.S."), where he served until his term ended in 2020.

Mr. Kennedy brings to the board his expertise and long experience in the financial services industry, which harmonize well with the Company's business and the Board's governance objectives.

Committees: Audit, Governance and Nominating (Vice Chair)*

* Successor Governance and Nominating Committee Chair effective May 22, 2025.

Executive Committee member effective May 22, 2025.



Spencer LeRoy III

Chairman of the Board
Since: 2021

Independent Director
Since: 2017
(Director Since: 2015)

Age: 78

Until his retirement in 2014, **Mr. LeRoy** was Senior Vice President, Secretary and General Counsel of the Company since 1992. Prior to that, he was a partner with the law firm of Lord, Bissell and Brook (now Troutman Pepper Locke). His legal career involved all aspects of insurance, corporate governance, and financial-related matters.

Mr. LeRoy has long and significant legal experience and extensive knowledge of the Company and its risk factors, which harmonize well with the Company's business and the Board's governance objectives.

Committees: Executive



Peter B. McNitt

Independent Director
Since: 2019
Age: 70

Mr. McNitt is the retired Vice Chair of BMO Harris Bank; a position he held since 2006. Prior to that, he led BMO Harris' U.S. Corporate Banking as Executive Vice President and U.S. Investment Banking as Executive Managing Director. He also serves as a director of Hub Group, Inc. (NASDAQ: HUB), a provider of intermodal highway and logistics services. He has long-term experience and deep knowledge gained during his more than 40-year-long career. His wide range of responsibilities focused on the delivery of the full breadth of wealth, and commercial and investment banking services to customers.

Mr. McNitt's extensive experience harmonizes well with the Company's business needs and governance objectives.

Committees: Audit, Compensation (Chair), Executive

"Financial Expert" as defined by SEC regulation

Current Public Company Directorships: Hub Group, Inc.



J. Eric Smith

Independent Director
Since: 2023
Age: 67

Mr. Smith was the President and Chief Executive of Swiss Re Americas from 2011 to 2020. Mr. Smith also held a number of executive roles in his career, including President of USAA Life Insurance Company and President of Allstate Financial Services. He also held various positions in property and casualty insurance with COUNTRY Financial over a 20-year period.

Mr. Smith's significant experience in, and knowledge of, the business and the risk factors associated with the insurance industry and especially the insurance specialty markets harmonize well with the Company's business needs.

Committees: Compensation, Governance and Nominating



Steven R. Walker

Lead Independent Director
Since: 2021

Independent Director
Since: 2006
Age: 79

Mr. Walker was formerly Senior Counsel and Partner with Leland, Parachini, Steinberg, Matzger & Melnick, LLP, attorneys, San Francisco, California. He has significant experience as both an attorney and a business manager during a long career largely focused on the title insurance industry.

Mr. Walker's extensive experience harmonizes well with the Company's business needs and governance objectives.

Committees: Audit, Executive, Governance and Nominating (Chair)*

*Will be succeeded as Governance and Nominating Committee Chair by Michael D. Kennedy effective May 22, 2025.

Item 2
Ratification of the Selection of an Independent Registered Public Accounting Firm

In accordance with its charter, the Audit Committee has selected the firm of KPMG LLP ("KPMG"), an independent registered public accounting firm, to be the Company's independent registered public accounting firm for the year 2025. The selection has been approved by the Board of Directors. In the ordinary course of corporate governance, the Board of Directors is asking and recommending that the shareholders ratify this selection. The Company is not required to take any action as a result of the outcome of the vote on this proposal. However, in the event the shareholders fail to ratify this selection, the Board of Directors and the Audit Committee will investigate the reasons for the shareholders' rejection and may consider whether to retain KPMG or to appoint another independent registered public accounting firm. Even if the selection of KPMG is ratified, the Board of Directors and Audit Committee, at their discretion, may direct the appointment of a different independent registered public accounting firm if they believe that such a change would be in the best interests of the Company's shareholders and other stakeholders.

External Audit Services

The Audit Committee previously selected KPMG as the Company's independent registered public accounting firm to examine its consolidated financial statements for the year ended December 31, 2024. A member of KPMG will be invited to attend the Company's Annual Meeting of the Shareholders. He or she will be provided with an opportunity to make a statement, if so desired, and will be available to respond to appropriate questions.

KPMG's aggregate fees for professional services for 2024 and 2023 are shown below.

Type of Fees	2024	2023
Audit	$7,018,655	$6,689,800
Audit-Related	270,000	355,382
Tax	—	—
All Other	—	—
Total	$7,288,655	$7,045,182

The term "Audit Fees" refers to expenses covering: (a) professional services rendered by the auditors for the audit of the Company's consolidated annual financial statements and internal control over financial reporting included in the Company's Form 10-K, (b) reviews without audit of financial statements included in the Company's Forms 10-Q, and (c) services normally provided by the auditors in connection with mandated audits of statutory financial statements and filings. "Audit-Related Fees" refers to charges for assurance and related services by the auditors that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." Audits of the Company's employee benefit plans, when required, are performed by an independent audit firm other than KPMG. "Tax Fees" refers to fees for professional services rendered by the auditors for tax compliance. The term "All Other Fees" refers to fees for products and services provided by the auditors, other than those reported under the preceding categories.

The charter of the Audit Committee requires that it preapprove all non-audit work by the Company's independent registered public accounting firm. In determining whether to approve non-audit services, the Committee considers whether the services in question facilitate the performance of the audit, improve the Company's financial reporting process or are otherwise in the Company's and its shareholders' interests. All of the Audit-Related Fees billed to the Company in 2024 and 2023 were approved by the Audit Committee pursuant to the pre-approval waiver requirements of SEC Regulation S-X.

KPMG has advised the Committee of its independence with respect to the Company.

Board of Directors' Recommendation

The Board of Directors recommends a vote FOR the ratification of the selection of KPMG as the Company's independent registered public accounting firm. Proxies solicited by the Board of Directors will be voted in favor of the ratification of the selection of this firm unless shareholders specify to the contrary. The results of this vote will be disclosed in a filing made with the SEC within four business days after the Annual Meeting of the Shareholders and will be available for review on the Company's website, www.oldrepublic.com.

Audit Committee Report for 2024

In accordance with its written charter, the Audit Committee performs the oversight role assigned to it by the Board of Directors. As part of its oversight responsibilities, the Audit Committee appointed KPMG as the Company's independent registered public accounting firm for 2024.

Management has responsibility for preparing the Company's financial statements as well as for the Company's financial reporting process and internal controls. KPMG is responsible for auditing the Company's financial statements and expressing opinions on the conformity of the Company's audited financial statements with U.S. Generally Accepted Accounting Principles and the effectiveness of the Company's internal control over financial reporting.

During 2024, the Audit Committee met with KPMG, with and without management representatives present, to discuss the results of its examinations, its evaluations of the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting. The Audit Committee reviewed and discussed with management and KPMG the Company's audited financial statements and the assessment of the effectiveness of internal controls over financial reporting contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2024. The Audit Committee also received from KPMG the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board and the SEC regarding KPMG's communications with the Audit Committee concerning independence, discussed with KPMG their independence from the Company and its management, and considered whether KPMG's provision of non-audit services to the Company is compatible with maintaining KPMG's independence.

The Audit Committee reviewed the Company's internal audit function, including the reporting obligations and proposed audit plans and periodic reports summarizing the results of internal auditing activities. The Audit Committee met regularly with the Company's legal counsel to review the status of litigation involving the Company or its subsidiaries. Further, the Audit Committee received reports to monitor and review the Company's assessment of data protection and cybersecurity risk exposure and mitigation efforts and the Company's practices and protocols for the use of artificial intelligence systems.

Based on the discussions and reviews referred to in this report, the Audit Committee recommended to the Board of Directors, and the Board approved, the inclusion of the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

By the Audit Committee:

Barbara A. Adachi	Glenn W. Reed
Steven J. Bateman (Chair)	Therace M. Risch
Michael D. Kennedy	Fredricka Taubitz
Charles J. Kovaleski	Steven R. Walker
Peter B. McNitt	

Item 3
Vote on Executive Compensation

Background

Pursuant to Section 14A of the Exchange Act and the related rules of the SEC, we are asking our shareholders to approve, on a non-binding advisory basis, the compensation of the named executive officers listed in the Summary Compensation Table in this proxy statement, as disclosed in accordance with SEC rules. This proposal is commonly called a "Say-on-Pay" proposal. At the 2023 Annual Meeting of the Shareholders, our shareholders approved a non-binding proposal to provide you with a Say-on-Pay proposal on an annual basis. In light of this result, and in accordance with the Board's recommendation, the Board has determined that ORI will conduct "Say-on-Pay" votes on an annual basis until the next required shareholder advisory vote regarding the frequency of such votes, which is expected to occur at the 2029 Annual Meeting of the Shareholders.

It is Old Republic's policy to provide full disclosure concerning its compensation philosophy and corporate governance. The Board of Directors and the Compensation Committee, in particular, review the elements of Company compensation each year. Special attention is devoted to the compensation of the executive officers and certain senior managers of the Company. The Company seeks to align executive officer compensation with shareholder value on an annual and long-term basis through a combination of annual salary, annual performance recognition awards, and equity-based awards. The Company believes that its history of growth over many decades is, in part, a result of its compensation programs that encourage longer-term growth and the building of long-term shareholder value rather than short-term results. A more detailed review of those programs and the awards in 2024 for the named executive officers of the Company are reported in the Summary Compensation Table in this proxy statement. The Board of Directors and Compensation Committee believe the Company's performance and executive officer compensation have been aligned and balanced with shareholder returns. This vote is therefore not intended to address any one specific element of compensation or the compensation paid to any one individual. Rather, the resolution concerns the overall philosophy, makeup, and amounts of compensation paid to the named executive officers.

This vote is advisory and is not binding upon the Board of Directors. The vote is intended to be a measure of the shareholders overall approval of the handling of the Company's executive compensation matters. Therefore, the vote will not result in a change or clawback of any existing or future compensation of any individual. Nor will this vote necessarily result in a change in the elements or compensation programs of the Company, as those decisions remain vested in the Board of Directors. However, if the shareholders fail to give this proposal a favorable vote, the Board of Directors and Compensation Committee will investigate the reasons the resolution did not receive a majority vote. Further, this vote will be taken into consideration when future changes are considered in the elements of compensation, when compensation programs are adopted or changed, and when compensation amounts or incentive awards are approved for executive officers and certain senior managers of the Company.

Proposed Resolution

Resolved, that the shareholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers listed in the Summary Compensation Table included in this proxy statement, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC, including in the Compensation Discussion and Analysis, Summary Compensation Table, and the other related tables and disclosures.

Board of Directors' Recommendation

The Board of Directors recommends a vote FOR this resolution. Proxies solicited by the Board of Directors will be voted in favor of the resolution. The results of this vote will be disclosed in a filing made with the SEC within four business days after the Annual Meeting of the Shareholders and will be available for review on the Company's website, www.oldrepublic.com.

2024 Executive Compensation Vote

At the Company's 2024 Annual Meeting of the Shareholders approximately 94% of shares present in person or by proxy voted to approve the Company's executive compensation for 2023. The Compensation Committee and Board of Directors considered this vote when it reviewed executive compensation for 2024.

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a detailed description of our executive compensation philosophy and objectives, explains how the Compensation Committee of the Board of Directors oversees and implements the Company's executive compensation program, and reviews the Committee's decisions regarding 2024 compensation for the named executive officers listed in the Summary Compensation Table.

Compensation Philosophy and Objectives

Compensation levels are set to enable the Company to attract, reward, and retain executive officers and other employees critical to its long-term success. The Board of Directors believes that compensation paid to executive officers with policy-setting responsibilities should be closely aligned with the Company's performance on both a short-term and long-term basis.

Executive officers, including the CEO and CFO, do not have employment contracts. They and all other employees of the Company and its subsidiaries are "employees-at-will." Compensation for the CEO, CFO, other executive officers, and certain senior managers of the Company and its subsidiaries is set annually by the Compensation Committee of the Board of Directors based either on its sole determination or in consultation with the CEO, provided that the CEO does not consult on his own compensation.

Beginning in 2023, the Compensation Committee determined to shift to a more objective performance-based compensation program that more directly links executive compensation to the satisfaction of specified performance criteria and individual performance. In doing so, the Compensation Committee sought to establish a clear line of sight between performance, accountability, and incentive compensation for short-term and long-term incentive compensation. To this end, in March 2023, at the recommendation of the Compensation Committee, the Board approved the Old Republic International Corporation 2023 Performance Recognition Plan (the "Performance Recognition Plan" or "PRP"), and the Compensation Committee awarded annual performance-based incentive target cash awards under the PRP for the named executive officers, as described below under the heading "Performance Recognition Plan (PRP)." Beginning in 2023, the PRP replaced the various Key Employee Performance Recognition Plans ("KEPRPs"), under which annual performance-based incentive awards were awarded for 2022 and prior years, as a means of providing cash incentive compensation to the Company's executive officers and certain senior managers.

Consistent with its shift to a more objective performance-based compensation program, beginning in 2024, executive officers received equity compensation awards consisting of (1) stock options, (2) restricted stock units that vest in three equal installments beginning one year after the date of award, and (3) performance-based restricted stock units, which vest, if at all, based on the achievement of specified performance criteria, measured over a three-year performance period.

The Board of Directors and Compensation Committee reviewed last year's advisory "Say-on-Pay" shareholder vote concerning executive officer compensation and took into account that vote (94% of shares present in person or by proxy voted to approve) along with all other considerations in its review and determination of compensation for the current year. The Committee expects to also consider that vote and future votes concerning executive officer compensation when reviewing any possible changes in compensation programs. In addition, the Board reviewed the 2023 advisory shareholder vote on the frequency of having advisory shareholder votes on executive compensation, and taking into account that vote as well as its own recommendation, the Board determined that ORI will conduct "Say-on-Pay" votes on an annual basis until the next required shareholder advisory vote regarding the frequency of such votes.

The companies Old Republic selected as members of its peer group for 2024 are: American Financial Group, Inc., American International Group, Inc., W. R. Berkley Corporation, Chubb Limited, Cincinnati Financial Corporation, CNA Financial Corporation, Fidelity National

Financial, Inc., First American Financial Corporation, The Hartford Financial Services Group, Inc., Stewart Information Services Corporation, and The Travelers Companies, Inc. A comparison of the aggregate stock performance of Old Republic and this peer group appears in a chart in Part II of the Company's Annual Report on Form 10-K and elsewhere in this proxy statement.

Executive Compensation Practices

We are committed to sound executive compensation practices, and the Compensation Committee of the Board of Directors reviews executive compensation practices at least annually in furtherance of this commitment. In 2024, the Compensation Committee continued shifting to a more transparent performance-based incentive compensation program directly linking executive compensation to specified performance criteria for short-term cash incentive compensation and long-term equity incentive compensation.

As discussed below, beginning with performance year 2023, the replacement of the KEPRPs with the PRP as a means of providing cash incentive compensation to executive officers and certain senior managers shifted the incentive bonus program to a more objective performance-based program. This program is intended to attract, motivate, and retain executives by making the cash incentive award program more objective, tangible, and easier to understand. In addition, the Board of Directors adopted amendments to the 401(k) Plan, effective January 1, 2025, that are discussed below and intended to, among other things, make the Plan more attractive to employees by providing flexibility to the Compensation Committee in determining the Company's objective performance-based matching contribution formula and adding a safe harbor nonelective cash contribution equal to 3% of eligible compensation for all eligible employees subject to tax law limits. For the 2025 plan year, the Compensation Committee has selected one of the same metrics as the PRP, the combined ratio for Old Republic's consolidated business, for determining the Company match, which provides all employees with a familiar metric that will serve to motivate and retain employees. Also, effective January 1, 2025, and discussed below, the Board of Directors adopted a nonqualified deferred compensation plan, the Old Republic International Corporation Nonqualified Deferred Compensation Plan (the "DCP"), in order to provide executive officers and certain other highly compensated employees designated as eligible to participate with the ability to defer certain eligible compensation that is intended to enable participants to defer income tax on such compensation until distribution and help them plan the timing of distributions as is suitable for their particular circumstances.

Considerations in Reaching Compensation Decisions

With the goal of attracting, retaining, incentivizing, and rewarding executives, Old Republic focuses on the individual performance of the executives and rewards performance that the Compensation Committee believes will lead to both the short-term and long-term success of the Company and its subsidiaries. The Committee evaluates the Company's CEO and the other executive officers' performance and compensation primarily in the context of the following factors:

- Vision and planning in managing the Company for the long run;

- Strategies established and implemented to accomplish this important objective;

- Leadership qualities;

- Judgment in making decisions regarding plans and general management of the Company's affairs;

- Commitment to achieving goals, especially when faced with adversity;

- Ability in setting objectives and promoting the best interests of the Company's shareholders, the beneficiaries of its subsidiaries' insurance policies, and those of its other stakeholders; and

- Adherence to high ethical standards that promote and protect the Company's good name, culture, and reputation.

None of these factors is given any greater weight than another. Rather, each Compensation Committee member subjectively reviews these factors in the aggregate and exercises business judgment in reaching conclusions. The Committee independently evaluates the CEO's performance and compensation, and that of other executive officers and certain senior managers in consultation with the CEO.

In setting performance objectives for awards granted under the PRP, the Committee considers, among other matters, the Company's financial performance, objectives, and strategy.

Elements of Compensation

The Compensation Committee has established a total compensation package designed to attract, retain, incentivize, and reward executives. The compensation paid to the CEO, CFO, other executive officers, and certain senior managers of the Company and its subsidiaries is comprised of the following elements treated as a total compensation package:

- Annual salary;

- Annual cash performance awards;

- Equity-based awards; and

- Other employee benefits such as life and health insurance and the 401(k) Plan.

Annual Salary Compensation Practices

The Company's objective in regard to all of its employees is to set annual salaries at amounts that:

- Are reasonably competitive in the context of prevailing salary scales in the insurance industry, and

- Provide a fixed, reasonable source of annual income commensurate with the individual's work responsibilities.

The primary factors considered, in varying degrees, in the establishment of annual salaries for executive officers and certain senior managers are:

- Business unit size and complexity of operations with which the individual is associated;

- The individual's level of responsibility and experience;

- The success of the business unit with which the individual is associated; and

- The individual's contribution to the business unit's success.

When making these evaluations, the prevailing salary scales in the insurance industry, the annual consumer price index, the trends in salary levels in published or private compilations and reports, and the data contained in the proxy statements of selected publicly held insurance organizations are taken into account. No formula, set benchmark or matrix is used in determining annual salary adjustments. The decision regarding each executive officer, other than the CEO, and certain senior managers is subjectively based upon all of the above factors, with the Compensation Committee members exercising their business judgment in consultation with the CEO. The Compensation Committee has sole authority for establishing CEO compensation based on the above factors and the Committee's business judgment.

The salaries of the executive officers are reviewed on an annual basis during the first quarter of the year, and concurrently with a promotion or other significant change in responsibilities. Prior compensation, including prior cash and/or deferred incentive awards, bonuses and prior gains from equity awards are not taken into account when setting current annual salaries for the CEO, CFO, and any other executive officer of the Company.

Incentive Awards and Bonuses

Beginning with performance year 2023, the PRP replaced the KEPRPs as a means of providing cash incentive compensation to executive officers and certain senior managers. The adoption of the PRP in March 2023 reflects the Compensation Committee's desire to shift to a more objective performance-based program and to provide for annual payouts based on satisfaction of specified performance objectives and individual performance. The Board's approval of the PRP is one part of the overall strategy to develop a clear line of sight between performance, accountability, and incentive compensation. These awards are intended to reward and retain executive officers, certain senior managers, and certain other employees of the Company and its subsidiaries, based on the level of achievement of performance-based objectives and management's and the Compensation Committee's review of their performance.

Performance Recognition Plan (PRP)

Under the PRP, the Compensation Committee determines the amount of the performance-based award opportunity for a designated performance period based on specified performance criteria and performance objectives for each participant. The performance criteria used by the Compensation Committee may include either objective or subjective criteria that measure performance by the Company, an operating segment or other affiliate, and/or a participant's performance. These criteria may include, but are not limited to, customary industry, corporate, or financial performance measures. Each performance objective is weighted against the other performance objectives selected for an award and specifies the percentage that can be earned based on the level of achievement. Each cash award under the PRP is calculated by reference to the participant's target award approved by the Committee for the award year equal to a percentage of the participant's base salary. Cash awards are paid in the tax year following the performance period. Annual PRP cash awards also have a discretionary component that subjectively measures an individual's performance. The Compensation Committee determines the amounts paid under an award depending on the level of achievement of the applicable weighted performance objectives during the performance period.

Awards under the PRP have such vesting and change of control provisions as specified in the award agreement. In general, PRP award recipients must be employed by the Company or one of its affiliates on the date of payment for the award to vest. Notwithstanding the foregoing, (1) if an award recipient dies or becomes disabled during the performance period for the award, the executive's award will vest pro rata and (2) if an award recipient experiences a separation from service without cause in connection with a change in control, the award will vest in full.

2024 Annual Performance-Based Cash Bonuses under the PRP

The Compensation Committee determined payments earned under the 2024 annual performance-based cash bonuses under the PRP (the "2024 PRP awards") in February 2025 based on award targets approved by the Committee in 2024. The performance period under the 2024 PRP awards was calendar year 2024. In establishing the performance targets for the 2024 PRP awards, the Compensation Committee reviewed advice from Fredrick W. Cook, Inc. regarding market practices and considered Mr. Smiddy's recommendations for executive officers (other than himself) and certain senior managers.

The 2024 PRP awards granted to all of the named executive officers other than Ms. Monroe were dependent on the level of achievement of the following performance criteria (weighted as noted): (i) $/% change – Net Earned Premiums & Fees (excluding the results of the Title and RFIG run-off segments) for the Company's consolidated business, which reflects the change in the amount of net earned premiums and fees earned during 2024 as compared to the prior year, of 2.0% (threshold), 5.0% (objective), 8.0% (maximum) (35% weighting); (ii) % Underwriting Margin/Combined Ratio (excluding the results of the RFIG run-off segment) for the Company's consolidated business, which reflects underwriting margin/combined ratio for the performance period, of 99.0% (threshold), 92.5% (objective), 89.0% (maximum) (35% weighting); and (iii) a discretionary component approved by the Compensation Committee that subjectively measures an individual's performance during the performance period (30% weighting). For Ms. Monroe, the performance criteria consisted of the following (weighted as noted): (i) % Underwriting Margin/Combined Ratio for the Company's Title segment, which reflects underwriting margin/combined ratio for the performance period, of 99.0% (threshold), 96% (objective), 93.0% (maximum) (70% weighting) and (ii) a discretionary component (30% weighting). In all cases, for the non-discretionary criteria, achievement levels less than threshold earned 0%, meeting threshold earned 50%, meeting objective earned 100%, and meeting or exceeding maximum earned 200%, with achievement levels between threshold and maximum interpolated accordingly. The achievement level of the discretionary component earned between 0% and 200%.

The 2024 PRP target bonus amount payable as a percentage of base salary for the named executive officers were: Mr. Smiddy, 175% of salary; Mr. Sodaro, 110% of salary; Messrs. Gray and Oberst and Ms. Monroe, 130% of salary.

For 2024, (i) the achievement level for the two non-discretionary criteria for the named executive officers other than Ms. Monroe was as follows: $/% change – Net Earned Premiums & Fees (excluding Title and RFIG run-off segments) for the Company's consolidated business was 13.3% (resulting in maximum achievement of 200%) and % Underwriting Margin/Combined Ratio (excluding the results of the RFIG run-off segment) for the Company's consolidated business was 93.9% (resulting in above-threshold achievement of 89.2%) and (ii) the achievement level for the non-discretionary criteria for Ms. Monroe was as follows: % Underwriting Margin/Combined Ratio for the Company's Title segment was 97.0% (resulting in above-threshold achievement of 83.3%). The following table shows the target bonus amount, earned amount based on level of achievement for each of the performance criteria, and the total bonus amount for each of the named executive officers.

Executive	Target Bonus Amount	$/% change in Net Earned Premium and Fees	% Underwriting Margin/Combined Ratio	Discretionary	Total
Craig R. Smiddy	$1,723,750	$1,206,625	$538,155	$671,918	$2,416,698
Frank J. Sodaro	649,000	454,300	202,618	252,980	909,898
W. Todd Gray	819,000	573,300	255,692	319,246	1,148,238
Carolyn Monroe	889,326	N/A	518,566	346,838	865,404
Stephen J. Oberst	858,750	601,125	268,102	334,741	1,203,968

Equity Awards under Incentive Compensation Plans

The Company believes executive officers, certain senior managers, and certain other employees of the Company and its subsidiaries who make substantial contributions to long-term performance should have an equity ownership in the Company to better align their interests with those of the shareholders. The most recent plan, the 2022 Incentive Compensation Plan, was approved by shareholders in May 2022. As a result of the approval by the shareholders of the 2022 Incentive Compensation Plan, no further awards were made under the prior plan, the 2016 Incentive Compensation Plan.

The 2022 Incentive Compensation Plan permits the granting of a broad variety of equity incentives, including any or all of the following types of awards: (1) stock options, (2) restricted stock awards, (3) restricted stock units, (4) performance grants, and (5) stock appreciation rights. The Compensation Committee has the authority to: (i) select the participants to whom awards may be granted; (ii) determine the type or types of awards to be granted; (iii) determine the number of awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent, and under what circumstances awards shall be deferred; and (vi) determine whether, to what extent, and under what circumstances any award shall be canceled or suspended.

The objective of the 2022 Incentive Compensation Plan is to encourage:

- Alignment of shareholder and employee interests;
- Employee efforts to grow shareholder value; and
- A commitment to the Company.

Accordingly, these awards have not been limited to the CEO, CFO, and other named executive officers, but have also been granted to several hundred employees of the Company and its subsidiaries. The factors considered when making these awards include:

- Business unit size and complexity of operations with which the individual is associated;
- The individual's level of responsibility and experience;

- The success of the business unit with which the individual is associated; and

- The individual's contribution to the business unit's success.

The relative significance of the above factors with respect to awards granted to the CEO, CFO, and the other executive officers is determined subjectively by the Compensation Committee. The Compensation Committee gives consideration to the segmented and consolidated results of the Company using business judgment and consultation with the CEO for awards to executive officers other than the CEO.

These awards are typically made once a year, usually during the first quarter following receipt of the independent registered public accounting firm's report on the financial statements for the preceding year. The Compensation Committee approves the individual award granted to the CEO, CFO, and the other executive officers. The Compensation Committee also approves a total pool of awards to be made to other employees, with such awards to be determined by the CEO. Each award is made at the fair market value of the Company's Common Stock on the date the award is granted (the grant date).

When making these awards, the other sources of compensation for the participant, such as base salary and any other awards, are taken into account. The Compensation Committee does not take material nonpublic information into account when determining the timing and terms of these awards, and the Company does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

2024 Equity Awards

On March 6, 2024, the Compensation Committee granted time-based restricted stock units with dividend equivalent rights ("RSUs"), performance-based restricted stock units with dividend equivalent rights ("PSUs"), and non-qualified stock options ("Options") under the 2022 Incentive Compensation Plan, as follows:

RSUs

The RSUs are rights to receive shares of Common Stock, which vest in three equal installments beginning one year after the date of the award. Within 60 days after each installment vests annually, the vested RSUs will be paid in Common Stock, and any associated dividend equivalents will be paid in cash.

The named executive officers received the following number of RSUs: Craig R. Smiddy, 28,912 RSUs; Frank J. Sodaro, 9,032 RSUs; W. Todd Gray, 10,537 RSUs; Carolyn Monroe, 8,730 RSUs; and Stephen J. Oberst, 12,042 RSUs.

PSUs

The PSUs are rights to receive shares of Common Stock, which vest, if at all, based on the achievement of specified performance criteria, measured over a three-year performance period. The performance criteria for the 2024 PSUs granted to all of the named executive officers consist of: (i) 3-Year Average Operating ROE, which reflects the operating return on equity over the three-year performance period, of 6% (threshold), 11% (objective), 18% (maximum) (50% weighting) and (ii) 3-Year Book Value Annual Compound Total Return Per Share (including dividends), which reflects the total return per share over the three-year performance period, of 6% (threshold), 11% (objective), 18% (maximum) (50% weighting). The number of shares of Common Stock earned under the PSUs will depend on the level of achievement (threshold, objective, or maximum) of the performance objectives over the performance period, subject to the weighting criteria referenced above. Less than threshold will earn 0%, meeting the threshold will earn 50%, meeting the objective will earn 100% and meeting or exceeding the maximum will earn 200%, with achievement levels between the threshold and the maximum interpolated accordingly. Any dividend equivalent rights and fractional shares are paid in cash.

After the three-year performance period, the Compensation Committee will determine the level of achievement of the PSUs. Within 90 days after the date the Compensation Committee certifies the level of achievement, any vested PSUs will be paid in Common Stock and any associated dividend equivalents will be paid in cash.

The named executive officers received the following number of PSUs (target): Craig R. Smiddy, 86,737 PSUs; Frank J. Sodaro, 27,100 PSUs; W. Todd Gray, 31,700 PSUs; Carolyn Monroe, 26,200 PSUs; and Stephen J. Oberst, 36,250 PSUs.

Options

The options under the 2024 Stock Option Award Agreements vest in equal installments over three years, subject to continued employment with the Company.

The named executive officers received the following number of Options: Craig R. Smiddy, 186,479 Options; Frank J. Sodaro, 60,000 Options; W. Todd Gray, 70,000 Options; Carolyn Monroe, 58,000 Options; and Stephen J. Oberst, 80,000 Options.

Effect of Separation from Service

With respect to the RSUs and the Options, in the event of the executive's separation from service for any reason prior to vesting, all awards held by the executive shall be automatically forfeited by the executive as of the date of termination, unless such termination was due to the executive's retirement due to Disability or death. In addition, if the executive retires in good standing on or after attaining age 65 and with 10 years of service with the Company and/or its subsidiaries, the awards will continue to vest for the remainder of the three-year period, subject to the executive's ongoing compliance with any restrictive covenants contained in any agreement with, or any plan, policy, or program of, the Company and/or its subsidiaries.

With respect to the PSUs, in the event of the executive's separation from service for any reason prior to the end of the performance period, all PSUs held by the executive shall be automatically forfeited by the executive as of the date of termination, unless such termination was due to the executive's retirement due to Disability, death, or the executive retires in good standing on or after attaining age 65 and with 10 years of service with the Company and/or its subsidiaries, in which event, the grantee will continue to be eligible to vest in the PSUs, depending upon the achievement of the performance as determined after the end of the performance period and subject to the executive's ongoing compliance with any restrictive covenants contained in any agreement with, or any plan, policy, or program of, the Company and/or its subsidiaries.

In addition, the 2022 Incentive Compensation Plan contains additional terms regarding the treatment of a RSU, PSU, or Option award upon a change of control of the Company.

Pension Plan

The Old Republic International Employees Retirement Plan ("Company Pension Plan") assumed the obligations and assets of other retirement plans maintained by certain subsidiaries. All of these plans have been closed to new employees for many years. The accrued benefit levels available to each participant in the Company Pension Plan were frozen at December 31, 2013 and no new benefits have accrued to participants since that date.

Mr. Oberst is currently eligible for early retirement benefits and/or in-service withdrawals under the Company Pension Plan. Messrs. Smiddy, Sodaro, and Gray and Ms. Monroe are not participants in the Company Pension Plan or any pension plan previously sponsored by a subsidiary of the Company. Under the Company Pension Plan, as it applies to Mr. Oberst, benefits were determined by taking into account 1.5% of the participant's "Final Average Monthly Earnings" (1/60th of the aggregate earnings of the employee during the period of the five consecutive years of service out of the last ten consecutive years of service that results in the highest "Final Average Monthly Earnings") multiplied by the participant's years of service. Earnings included base salary and commissions, but excluded bonuses and cash and deferred incentive compensation awards granted under any Company or subsidiaries' incentive plans or KEPRPs. Early retirement benefits are available under the Company Pension Plan for persons who are eligible and elect to retire after attaining age 55 provided they have at least five years of vested service with the Company. In this case, early retirement benefits are adjusted based upon the participant's age at retirement. The adjustment begins at 50% of normal benefits at age 55. For participants age 55 to 60, the early retirement benefits increase by 3.33% per year. Between ages 60 and 65, they increase by 6.66% per year until they reach 100%. Vested benefits can be paid upon an employee's attainment of age 70.5. The minimum age for participants to request an in-service withdrawal is 59.5.

ORI 401(k) Savings and Profit Sharing Plan

The 401(k) Plan, which has been in place since 1978 and was originally called the Old Republic International Corporation Employees Saving and Stock Ownership Plan, is intended to encourage all of ORI's eligible employees to save in a potentially tax-advantaged manner and benefit from Company matching contributions in the form of ORI Common Stock to build a stake in the Company's business. At March 1, 2025, the 401(k) Plan held approximately 7.4% of ORI's Common Stock.

In 2024, eligible employees who elected to participate in the 401(k) Plan by saving a portion of their pay were eligible to receive an employer match ranging from 20% to 140% of a maximum of 6% of the participant's first $150,000 in eligible annual compensation. The matching formula was based upon the percentages deferred by the participants and the increase in the Company's five-year running average of net operating earnings growth per share, adjusted for the effect of the RFIG run-off. Beginning in 2025, eligible employees who elect to participate in the 401(k) Plan by saving a portion of their pay may receive an employer match based on the Company's performance, ranging from 50% to 150% of a participant's deferrals subject to a maximum of 6% of the participant's eligible annual compensation subject to tax law limits. At the beginning of each plan year, the Compensation Committee will determine a minimum, target, and maximum threshold for the Company's performance, and the matching percentage may be based on linear interpolation. For the plan year 2025, the matching formula is based on the combined ratio for Old Republic's consolidated business and the Compensation Committee of the Board will establish a minimum threshold (match based on 50% of eligible compensation contributed to the 401(k) Plan), target threshold (match based on 100% of eligible compensation contributed to the 401(k) Plan), and maximum threshold (match based on 150% of eligible compensation contributed to the 401(k) Plan).

In addition to the matching contributions, the Company may make annual discretionary contributions for plan year 2024, which are performance-based with an emphasis on the long-term underwriting and related services profitability of the individual subsidiaries or groups thereof that employ participants. The discretionary contributions are characterized as a percentage of the participant's first $150,000 in eligible annual compensation, are made in cash, and subject to the participants' investment elections. Beginning in plan year 2025, the Company will make a safe harbor nonelective cash contribution equal to 3% of eligible compensation for all eligible employees subject to tax law limits.

Employees' savings and annual discretionary contributions (and, in 2025, any safe harbor nonelective cash contribution) are invested, at the employees' direction, in a number of publicly-traded mutual funds, and, for certain contributions to their 401(k) Plan accounts, they may elect to purchase the Company's Common Stock as an investment option. Employer matching contributions are initially contributed using the Company's Common Stock. In 2024, employees with three or more years of service as of the prior year's end may immediately diversify the investment of such matching contributions into alternative mutual funds available for investment under the 401(k) Plan. Further, such employees could also diversify all of the prior contributions of Company Common Stock at any time into such mutual funds. The number of times that employees could change their investments into or out of the Company's Common Stock was subject to an annual limitation. Beginning in 2025, employees may immediately diversify the investment of matching contributions into alternative mutual funds available for investment under the 401(k) Plan.

For matching contributions for plan years prior to 2025 and for employer discretionary contributions, vesting occurs in increments of 20% per year, beginning after one year of service. However, a participant becomes vested in the account balance allocated from employer contributions upon being totally and permanently disabled, death, or upon the attainment of age 65. For matching contributions made in 2025 or later plan years and for safe harbor nonelective contributions, such contributions are 100% vested.

Benefits are payable upon termination of service, death or disability, or following retirement, and are subject to minimum distribution requirements set forth under the Internal Revenue Code. Benefits are also payable via in-service withdrawals, and the minimum age for participants to request in-service withdrawals is 59.5. The 401(k) Plan includes automatic enrollment contributions for new employees equal to 6% of the employee's compensation unless they opt out. The 401(k) Plan also allows for designated Roth contributions and in-plan Roth conversions. At the election of the participant, benefits derived from employer matching contributions are distributable either in cash or the Company's Common Stock at the time of a distributable event. Beginning in plan year 2025, participants who are active employees can take loans from their vested account balances.

For plan year 2025, in addition to the matching contributions and safe harbor nonelective contributions, employer discretionary contributions can be made under the 401(k) Plan. These annual discretionary contributions are typically performance-based with an emphasis on the long-term underwriting and related services profitability of the Company as a whole. Discretionary contributions are characterized as a percentage of the participant's eligible annual compensation subject to tax law limits, are made in cash, and are subject to the participants' investment elections.

Deferred Compensation Plan

In 2024, the Board adopted the Old Republic International Corporation Nonqualified Deferred Compensation Plan (the "DCP"), to be effective on January 1, 2025. The purpose of the DCP is to provide executive officers and certain other highly compensated employees designated as eligible to participate with the ability to defer compensation. The DCP constitutes an unfunded, nonqualified deferred compensation plan that is intended to comply with Section 409A of the Internal Revenue Code. The DCP permits participants to voluntarily elect to defer portions of their compensation, which will be credited to a bookkeeping account ("Participant Accounts") and make elections regarding the timing of the distribution of such compensation, in accordance with the terms of the DCP and Section 409A of the Internal Revenue Code. Such deferrals will be fully vested at all times. At its sole discretion, the Company may credit Participant Accounts with contributions from the Company, which may be subject to vesting requirements. The amounts credited to each Participant Account shall be adjusted for hypothetical investment earnings, expenses, gains or losses in an amount equal to the earnings, expenses, gains or losses attributable to the investment options selected by the participant. Participants in the DCP may begin making deferrals in 2025 from base salary and certain bonuses (such as PRP awards).

Other Benefits

The Company does not provide any significant compensation by way of perquisites or personal benefits to its executive officers or any other employees. Such benefits that are provided in very few cases include the personal value attributed to the use of Company-supplied automobiles, club membership dues for business purposes, and the value of certain personal meals incurred in connection with such memberships. The value of these benefits to the CEO, CFO, and other named executive officers were insignificant and are included with other amounts in the "All Other Compensation" column of the Summary Compensation Table appearing elsewhere in this proxy statement.

Clawback Policy

The Company has adopted a clawback policy that generally provides, in the event of an accounting restatement, the Company shall seek to recover, reasonably promptly, all erroneously awarded compensation from an executive officer during the time period covered in accordance with the Section 303A.14 of the NYSE Listed Company Manual and Section 10D and Rule 10D-1 of the Exchange Act. The determination of the amount of erroneously awarded compensation, in the case of an accounting restatement, will be made without regard to any individual knowledge or responsibility related to the accounting restatement or the erroneously awarded compensation. Notwithstanding the foregoing, if the Company is required to undertake an accounting restatement, the Company shall recover the erroneously awarded compensation unless the recovery is determined to be impracticable by the Compensation Committee in accordance with the clawback policy. The foregoing description is qualified by reference to the Company's complete clawback policy, which is filed as an exbibit to the Company's Annual Report on Form 10-K.

Securities Trading Policy

The Company has adopted a Securities Trading Policy setting forth policies and procedures governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers, and employees, and the Company itself. The Company believes that the Securities Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards. A copy of the Securities Trading Policy is filed as an exbibit to the Company's Annual Report on Form 10-K.

Hedging and Pledging Prohibited

The Company's Securities Trading Policy prohibits any director or executive officer and certain other senior employees of the Company from engaging in speculative transactions in the Company's securities, and certain other transactions in the Company's securities that may lead to inadvertent violations of insider trading laws or create a conflict of interest. Specifically, the following transactions in the Company's securities are prohibited: short sales; buying or selling options in the Company's securities, including in put or call options, or any other derivatives or similar instruments in the Company's securities (e.g., forwards, warrants, collars, swaps, etc.); holding the Company's securities in margin accounts and/or pledging the Company's Securities as collateral for loans or other obligations; and hedging transactions.

Stock Ownership Guidelines

The Company encourages all of its employees to own Company Common Stock directly or through employee benefit plans such as its 401(k) Plan. All of its executive officers and directors are expected to own shares of the Company's Common Stock. The table under the heading "Principal Holders of Securities" elsewhere in this proxy statement shows the nature and amount of such holdings.

The Company also has an equity ownership policy for its directors and senior officers. In December 2024, the Board of Directors approved increasing the director equity ownership requirement from $250,000 to $400,000. Directors are allowed five years to acquire such ownership of the Company's Common Stock, with the valuation of the shares equivalent to the greater of the current market value attained at any point in time, or the original acquisition cost. For certain other senior officers of the Company, the recommended value of Common Stock ownership is based upon the following multiples of the officer's base salary:

CEO of the Company	6 times
President of the Company (if separate from the CEO)	4 times
Other members of the Office of the CEO	1.5 times

In measuring compliance with the Company's stock ownership requirement for officers, the Company will consider the following: (i) the greater of current market value attained at any time or the acquisition cost of shares owned directly, however acquired, and shares held by Company's benefit or compensation plans as well as other shares beneficially owned and (ii) the value of deferred compensation accounts. Newly appointed senior officers subject to this policy have five years to meet the pertinent requirement. All of the Company's directors and executive officers either currently hold in excess of the requirement that applies to them or are within the five-year time period permitted for compliance.

Compensation Committee Interlocks and Insider Participation

During 2024, the Compensation Committee was comprised of Steven J. Bateman, Lisa J. Caldwell, John M. Dixon, Peter B. McNitt, Glenn W. Reed, J. Eric Smith, and Fredricka Taubitz, none of whom was an employee or a current or former officer of the Company or any of its subsidiaries during their time in service on the Compensation Committee and none of whom had any relationship with the Company requiring disclosure under this caption under SEC rules.

Compensation Committee Report For 2024

The Compensation Committee has reviewed and discussed with the Company's management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based upon this review and discussion, the Compensation Committee recommended that the CD&A be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

By the Compensation Committee:

Steven J. Bateman	Glenn W. Reed
Lisa J. Caldwell	J. Eric Smith
John M. Dixon	Fredricka Taubitz
Peter B. McNitt (Chair)	

Executive Compensation Tables

Summary Compensation Table

The following table shows the compensation for the named executive officers of the Company.

SUMMARY COMPENSATION TABLE

(a) Name and Principal Positions	(b) Year	(c) Salary	(d) Bonus[1]	(e) Stock Awards[2]	(f) Option Awards[3]	(g) Non-equity Incentive Compensation Awards[4]	(h) Change in Pension Value and Nonqualified Deferred Compensation Earnings[5][6]	(i) All Other Compensation[7]	(j) Total ($)
Craig R. Smiddy									
President and Chief Executive Officer	2024	$985,000	$—	$3,387,359	$854,074	$2,416,698	$—	$36,024	$7,679,154
	2023	926,667	—	1,933,420	652,000	2,278,211	—	37,019	5,887,317
	2022	890,000	1,451,018	1,638,000	554,400	—	—	6,592	4,540,010
Frank J. Sodaro									
Senior Vice President and Chief Financial Officer	2024	590,000	—	1,058,306	274,800	909,898	—	24,301	2,857,305
	2023	560,667	—	607,750	228,200	751,854	—	30,677	2,179,148
	2022	523,000	439,495	468,000	184,800	—	—	60,837[8]	1,676,132
W. Todd Gray									
Executive Vice President and Treasurer	2024	630,000	—	1,237,122	320,600	1,148,238	—	22,557	3,358,517
	2023	589,333	—	607,750	228,200	1,141,539	—	26,968	2,593,790
	2022	558,667	623,678	468,000	184,800	—	—	22,647	1,857,792
Carolyn Monroe									
Senior Vice President — Title	2024	684,097	—	1,023,100	265,640	865,404	—	78,079[9]	2,916,320
Stephen J. Oberst									
Executive Vice President	2024	660,577	—	1,414,473	366,400	1,203,968	—	76,724	3,722,142
	2023	626,346	—	850,850	293,400	1,211,370	33,099	73,198	3,088,263
	2022	604,808	812,032	702,000	246,400	—	—	52,623	2,417,863

1. The awards in this column include the combined cash and deferred incentive compensation awards granted under the ORI KEPRP or the KEPRP of one of its subsidiaries in 2022. The first $50,000 of KEPRP awards was paid in cash and 50% of any excess was paid in cash at the time of award and 50% was paid in cash but deferred and usually not payable before the person retires at age 55 or later. Prior to August 2023, the deferred amounts accrued interest at a composite rate for awards made after 2004. Since August 2023, the named executive officers can accrue investment gains or losses based on their hypothetical investment elections (if any) instead of receiving the default composite interest rate adjustment. The amounts set forth in this column include the amount of the KEPRP awards granted in 2022 as well as interest accrued during 2022 on deferred balances from prior years' awards. No further awards under the KEPRPs were made after the 2022 awards, and beginning in 2023, annual cash incentive awards are made under the PRP and are disclosed in column (g) of this table. Hypothetical earnings (investment gains/losses or composite interest rate adjustment, as applicable) accrued in 2024 on deferred balances from prior years' KEPRP awards is reported in the Nonqualified Deferred Compensation table.
2. The amounts shown reflect the grant date fair value of the awards computed in accordance with FASB ASC Topic 718. Assumptions made in the calculation of these amounts are included in Note 8 to the Company's audited financial statements included in the Company's 2024 Annual Report on Form 10-K. The awards shown in this column were made pursuant to the 2022 Incentive Compensation Plan. For stock awards granted in 2023 and 2022, the amounts shown reflect restricted stock awards ("RSAs") that vest over a three-year term beginning one year after they were awarded and are subject to forfeiture under certain conditions. The value shown is based upon the price of the Company's Common Stock (i) for the 2023 awards, on March 16, 2023, the date of grant, and (ii) for the 2022 awards, on May 26, 2022, the date the Company's shareholders approved the 2022 Incentive Compensation Plan. For stock awards granted in 2024, the amounts shown reflect both (i) restricted stock units ("RSUs") that vest over a three-year term beginning one year after they were awarded and are subject to forfeiture under certain conditions

and (ii) performance-based restricted stock units ("PSUs"), which vest, if at all, based on the achievement of specified performance criteria measured over a three-year performance period. In the case of Ms. Monroe, who has attained age 65 and 10 years of service, upon retirement, her unvested RSAs, RSUs, and PSUs will continue to vest. The amounts included in this column for PSU grants made during 2024 are calculated based on the probable satisfaction of the performance conditions for such awards, determined as of the grant date. If the highest level of performance is achieved for the 2024 PSUs, the maximum value of the awards at the grant date would be as follows: $5,081,054 for Mr. Smiddy, $1,587,518 for Mr. Sodaro, $1,856,986 for Mr. Gray, $1,534,796 for Ms. Monroe, and $2,123,526 for Mr. Oberst.

3. The amounts shown reflect the grant date fair value of the awards computed in accordance with FASB ASC Topic 718. Assumptions made in the calculation of these amounts are included in Note 8 to the Company's audited financial statements included in the Company's 2024 Annual Report on Form 10-K. The option awards in this column (f) were made pursuant to the 2022 Incentive Compensation Plan. The options vest equally over a three-year term beginning one year after they were awarded. If the optionee dies, retires due to disability or the employer of the optionee is divested, vesting acceleration occurs. If an optionee retires in good standing on or after attaining age 65 and with 10 years of service with the Company and/or its subsidiaries, the options will continue to vest over the three-year term subject to the optionee's compliance with restrictive covenants. In the case of Ms. Monroe, who has attained age 65 and 10 years of service, upon retirement, her unvested options will continue to vest. In the case of any option granted to an optionee who, as of the grant date: (i) has attained age 65, (ii) is currently an employee of the Company or a subsidiary, and (iii) has been employed by the Company or a subsidiary for 10 years or longer, such options are subject to continued vesting over the three-year term and for purposes of valuation are considered fully vested as of the grant date.

    The option values represent the estimated present value as of the date the options were granted as calculated utilizing the Black-Scholes-Merton model. Accordingly, the option awards included under this column were granted in the years shown and reflect, among other factors previously noted, an evaluation of earnings trends and returns on equity for prior years. The significant factors and assumptions incorporated in the Black-Scholes-Merton model used to estimate the value of the options include the following:

    a) Options are issued with an exercise price equal to 100% of the per share value at the close of trading (the "Fair Market Value" of Common Stock) on the date of grant. The grant date is the date the Compensation Committee grants an option and the date from which the option term shall be measured.

    b) The term of each option is 10 years (unless such terms are otherwise shortened or forfeited due to termination of employment) and it is assumed that these executives will hold these options for an average of 8 years.

    c) Specific interest rates are used for valuing the awards. Such rates are predicated on the interest rate on U.S. Treasury securities on the date of grant with a maturity date corresponding to that of the expected option life.

    d) A stock price volatility factor is utilized in valuing the option awards. This factor is calculated using closing stock prices for the period prior to the date of grant corresponding with the expected option life.

    e) Expected annual dividend yields ranging between 4.2% and 5.0% are used in the calculation of the awards.

    The ultimate value of the options will depend on the future market price of the Company's Common Stock, which cannot be forecasted with reasonable accuracy. The actual value, if any, that an optionee may realize upon exercise of an option will be based on the excess of the market value over the exercise price on the date the option is exercised.

4. The awards in this column reflect amounts paid for 2024 performance pursuant to annual performance-based cash incentive awards under the PRP. Additional details regarding these awards are described above under the heading "2024 Annual Performance-Based Cash Bonuses under the PRP."

5. Represents the aggregate change in the actuarial present value of the accumulated benefits under the Company Pension Plan. Plan benefits were frozen as of December 31, 2013. For 2022 and 2024, the year-over-year change in the present value of accumulated benefits resulted in a negative amount for Mr. Oberst of $197,361 and $10,827, respectively, because of changes in underlying actuarial assumptions and discount rate. SEC rules require that these negative changes be treated as zeros.

6. The Company does not have any non-qualified deferred compensation plans that credit above market or preferential earnings to participants.

7. Includes: (a) the Company's matching contribution to the executive officers' 401(k) Plan accounts, (b) the Company's discretionary contributions to the executive officers' 401(k) Plan (historically, contributions to the Baseline Security Plan) accounts, (c) the value of the Company's group term life insurance plan treated as income, (d) the value of the personal use of any vehicle supplied for Company business, and (e) club dues incurred for Company business and the value of certain personal meals incurred in connection with such memberships.

8. Includes $35,952, the value of 1,503 shares of restricted stock that were awarded to Mr. Sodaro in 2017 as a "sign-on" bonus that vested in 2022.

9. Includes $28,743 as a housing allowance for Ms. Monroe in 2024 (the last year for which she will receive such an allowance).

Grants of Plan-Based Awards in 2024

The following table sets forth certain information for each named executive officer in the Summary Compensation Table regarding (i) estimated possible payouts under the Company's Performance Recognition Plan ("PRP") and (ii) restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), and options to purchase shares of Common Stock granted in 2024 pursuant to the 2022 Incentive Compensation Plan. The value of the options reported in this table is calculated pursuant to the Black-Scholes-Merton model. Additional information about how these values are determined is disclosed as part of the Summary Compensation Table.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				($)
Craig R. Smiddy											
PRP		861,875	1,723,750	3,447,500							
RSUs	3/6/24							28,912			846,832
PSUs	3/6/24				43,369	86,737	173,474				2,540,527
Options	3/6/24								186,479	$29.29	854,074
Frank J. Sodaro											
PRP		324,500	649,000	1,298,000							
RSUs	3/6/24							9,032			264,547
PSUs	3/6/24				13,550	27,100	54,200				793,759
Options	3/6/24								60,000	$29.29	274,800
W. Todd Gray											
PRP		409,500	819,000	1,638,000							
RSUs	3/6/24							10,537			308,629
PSUs	3/6/24				15,850	31,700	63,400				928,493
Options	3/6/24								70,000	$29.29	320,600
Carolyn Monroe[5]											
PRP		444,663	889,326	1,778,653							
RSUs	3/6/24							8,730			255,702
PSUs	3/6/24				13,100	26,200	52,400				767,398
Options	3/6/24								58,000	$29.29	265,640
Stephen J. Oberst											
PRP		429,375	858,750	1,717,500							
RSUs	3/6/24							12,042			352,710
PSUs	3/6/24				18,125	36,250	72,500				1,061,763
Options	3/6/24								80,000	$29.29	366,400

1. The amounts shown in columns (c), (d), and (e) represent the threshold, target, and maximum amounts payable for 2024 performance under the PRP. The material terms of the awards and the actual payouts for 2024 are described above in the Compensation Discussion and Analysis — Performance Recognition Plan (PRP) and — 2024 Annual Performance-Based Cash Bonuses under the PRP.

2. PSUs awarded in 2024 are rights to receive shares of the Company's Common Stock, which vest, if at all, based on the achievement of specified performance criteria, measured over a three-year performance period. The material terms of the PSU awards for 2024 are described above in the Compensation Discussion and Analysis — 2024 Equity Awards – PSUs.

3. RSUs awarded in 2024 are subject to restrictions that lapse in three equal installments beginning one year after the date of the award. The material terms of the RSU awards for 2024 are described above in the Compensation Discussion and Analysis — 2024 Equity Awards – RSUs.

4. The term of each Option is 10 years from the grant date and the options vest in three equal installments beginning one year after the date of the award. The material terms of the Option awards for 2024 are described above in the Compensation Discussion and Analysis — 2024 Equity Awards – Options.

5. In the case of Ms. Monroe, who has attained age 65 and 10 years of service, upon retirement, the unvested options, RSUs, and PSUs will continue to vest subject to her compliance with restrictive covenants.

Outstanding Equity Awards at Year-End 2024

The following table sets forth information regarding unexercised options and unvested restricted stock held by the named executive officers.

	Outstanding Equity Awards at Year-End 2024							
	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable(1)	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Restricted Stock that have not vested(2)	Market Value of Shares of Restricted Stock that have not vested(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not vested(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not vested(5)
Craig R. Smiddy	12,500	—	$15.26	03/19/25				
	25,000	—	18.14	03/23/26				
	30,000	—	19.98	03/22/27				
	50,000	—	20.98	02/20/28				
	70,000	—	21.12	03/19/29				
	25,000	—	21.99	08/20/29				
	120,000	—	22.72	02/25/30				
	98,000	42,000	21.30	03/09/31				
	119,880	60,120	24.49	03/10/32				
	66,600	133,400	24.31	03/16/33				
	—	186,479	29.29	03/06/34	106,986	$3,871,823	86,737	$3,139,012
Frank J. Sodaro	10,000	—	20.98	02/20/28				
	15,000	—	21.12	03/19/29				
	20,000	—	16.17	03/17/30				
	21,000	9,000	21.30	03/09/31				
	39,960	20,040	24.49	03/10/32				
	23,310	46,690	24.31	03/16/33				
	—	60,000	29.29	03/06/34	32,387	1,172,086	27,100	980,749
W. Todd Gray	1,500	—	19.98	03/22/27				
	4,125	—	20.98	02/20/28				
	6,750	—	21.12	03/19/29				
	22,500	—	22.72	02/25/30				
	28,000	12,000	21.30	03/09/31				
	39,960	20,040	24.49	03/10/32				
	23,310	46,690	24.31	03/16/33				
	—	70,000	29.29	03/06/34	33,892	1,226,551	31,700	1,147,223

| | Outstanding Equity Awards at Year-End 2024 | | | | | | |
| | Option Awards | | | | Stock Awards | | | |
Name	Number of Securities Underlying Unexercised Options Exercisable[1]	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Restricted Stock that have not vested[2]	Market Value of Shares of Restricted Stock that have not vested[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not vested[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not vested[5]
	12,000	—	16.17	03/17/30				
	13,750	16,500	21.30	03/09/31				
Carolyn Monroe	—	26,720	22.92	05/31/32				
	—	60,030	24.31	03/16/33				
	—	58,000	29.29	03/06/34	30,084	1,088,740	26,200	948,178
	16,000	—	18.14	03/23/26				
	21,000	—	19.98	03/22/27				
	24,000	—	20.98	02/20/28				
	28,000	—	21.12	03/19/29				
	15,000	—	21.99	08/20/29				
Stephen J. Oberst	38,500	16,500	22.72	02/25/30				
	45,500	19,500	21.30	03/09/31				
	53,280	26,720	24.49	03/10/32				
	29,970	60,030	24.31	03/16/33				
	—	80,000	29.29	03/06/34	45,407	1,643,279	36,250	1,311,888

1. Unexercisable options will vest and become exercisable in approximately equal installments as follows: the options expiring on 02/25/30 for Mr. Oberst vest on 02/25/25; the options expiring on 03/09/31 vest on 12/31/25; the options expiring on 03/10/32 vest on 03/10/25; the options expiring on 05/31/32 for Ms. Monroe vest on 05/31/25; the options expiring on 03/16/33 vest on 03/16/25 and 03/16/26; and the options expiring on 03/06/2034 vest on 03/06/25, 03/06/26, and 03/06/27.

2. The amounts shown consist of the following Restricted Stock Awards and Restricted Stock Units:

Name	2022 RSAs	2023 RSAs	2024 RSUs
Craig R. Smiddy	23,380	54,694	28,912
Frank J. Sodaro	6,680	16,675	9,032
W. Todd Gray	6,680	16,675	10,537
Carolyn Monroe	6,680	14,674	8,730
Stephen J. Oberst	10,020	23,345	12,042

The 2022 RSAs vest in three approximately equal annual installments beginning May 26, 2023. The 2023 RSAs vest in three approximately equal annual installments beginning March 16, 2024. The 2024 RSUs vest in three approximately equal annual installments beginning March 6, 2025.

3. The market value shown was determined by multiplying the sum of the number of shares of restricted stock and RSUs that have not yet vested by $36.19, which represents the closing market price per share of the Company's Common Stock on the NYSE on December 31, 2024, the last trading day of fiscal 2024.

4. The amounts shown consist of PSUs granted in 2024, which vest, if at all, based on the achievement of specified performance criteria, measured over a three-year performance period ending December 31, 2026.

5. The market value shown was determined by multiplying the number of PSUs that have not yet vested by $36.19, which represents the closing market price per share of the Company's Common Stock on the NYSE on December 31, 2024, the last trading day of fiscal 2024.

Option Exercises and Stock Vested in 2024

The following table sets forth certain information regarding exercises of stock options by the named executive officers and shares acquired by the named executive officers upon the vesting of restricted stock awards, in each case during 2024.

	Stock Option Exercises and Restricted Stock Vested During 2024			
	Option Awards		Restricted Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Restricted Shares Acquired on Vesting	Value Realized on Vesting
Craig R. Smiddy	14,500	$187,050	50,616	$1,525,027
Frank J. Sodaro	—	—	14,985	450,965
W. Todd Gray	—	—	14,985	450,965
Carolyn Monroe	86,610	646,384	13,986	422,863
Stephen J. Oberst	—	—	21,645	652,197

Pension Benefits in 2024

The following table sets forth the payments and present value of the estimated benefits payable to named executive officers under the Company Pension Plan. The accrued benefit levels available to each participant in the Company Pension Plan were frozen at December 31, 2013 and no new benefits have accrued to participants since that date.

	Pension Benefits			
Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit[1]	Payments During Last Fiscal Year
Craig R. Smiddy	None	—	—	—
Frank J. Sodaro	None	—	—	—
W. Todd Gray	None	—	—	—
Carolyn Monroe	None	—	—	—
Stephen J. Oberst	Company Plan	13.1	$370,345	—

1. The present value of accumulated benefits payable following assumed retirement is calculated using interest and mortality assumptions consistent with those used for financial reporting purposes with respect to the Company's audited financial statements. No discount is assumed for separation prior to retirement due to death, disability or termination of employment. The amount shown is based upon accrued service through year end 2013 when Plan benefits were frozen.

Nonqualified Deferred Compensation in 2024

As discussed above, beginning in 2023 the PRP replaced the KEPRPs as the means of providing cash incentive compensation to the named executive officers, and no further contributions of deferred compensation will be made by the Company under the KEPRPs. Under the prior KEPRP awards, a portion of the award was mandatorily deferred, generally until the person retires at age 55 or later, and participants were not permitted to voluntarily make additional contributions to the KEPRPs. The following table sets forth for each named executive officer the aggregate deferred balances as of December 31, 2024 of the deferred portions of the prior KEPRP awards that constitute non-qualified deferred compensation, together with the earnings credited thereon.

Name	Aggregate Earnings 2024[1][2]	Aggregate Deferred Balance as of December 31, 2024[3]
Craig R. Smiddy	$182,808	$3,854,076
Frank J. Sodaro	48,044	641,907
W. Todd Gray	(2,101)	1,765,136
Carolyn Monroe	76,754	2,601,571
Stephen J. Oberst	383,990	3,095,754

1. The portion of an executive's account balance accrued on or after January 1, 2005 receives an interest credit calculated under the terms of the applicable KEPRP. The interest credit is a specified percentage of the composite investment income yield for the prior year. In addition, beginning in August 2023 and in lieu of the default composite interest rate, participants were given the opportunity to accrue investment gains or losses based on hypothetical investment elections from a menu of investments similar to the ORI 401(k) Plan (with the exception of Company Common Stock).

2. None of the amounts reported in this column are reported in the Summary Compensation Table.

3. The following amounts were reported in the Summary Compensation Table in prior years: $3,094,637 for Mr. Smiddy, $375,299 for Mr. Sodaro, $957,547 for Mr. Gray, $0 for Ms. Monroe, and $1,313,111 for Mr. Oberst.

Potential Payments upon Termination or Change of Control

None of the executive officers or any other employee of the Company and its subsidiaries have employment contracts. All are considered "at-will" employees. Further, the Company has no change of control or severance agreements such as "golden parachutes" in place for any of its executive officers. However, awards under certain of the benefit plans referred to above would be affected, in limited ways, by a change of control of the Company (depending on whether the awards are assumed or not in a change in control transaction and whether the grantee experiences a separation of service without cause) or certain terminations of employment. Such an event would not result in additional compensation or benefits being paid to any executive officer or employee for the Company. Rather, depending on whether the awards are assumed or not in the transaction and whether or not the grantee experiences a separation of service without cause, the effect may be to accelerate the vesting of benefits or payments under such plans.

Provided below are summaries by plan of the accelerated vesting provisions under the plans with respect to an executive's termination of employment or a change of control in which the awards are not assumed.

Performance Recognition Plan

Under the PRP, an executive officer is required to be actively employed by the Company or one of its affiliates on the date of payment to receive an award thereunder, and then solely to the extent of the achievement of the applicable performance goals. Awards are paid in the tax year following the performance period. Notwithstanding the foregoing, if an executive dies or becomes disabled during the performance period, the executive's award will vest pro rata and will be paid at the same time other awards are paid. In addition, if the executive is terminated without cause in connection with a change in control, the award will vest in full. The amount actually paid on a vested (or pro rata vested) award is subject to the level of achievement of the performance objectives.

2016 Incentive Compensation Plan

Under the Company's 2016 Incentive Compensation Plan, option awards vest 10% at the end of the year of grant, and thereafter annually at the rates of 15%, 20%, 25% and 30% so that at the end of the fifth fiscal year after the grant all options are 100% vested. Upon a change of control, if the surviving or successor entity does not assume the option awards, then vesting accelerates to the extent of the greater of 10% of the shares covered for each year of service by the executive or the actual vested percentage plus 50% of the unvested remaining shares. In addition, similar accelerated vesting of option awards under the 2016 Incentive Compensation Plan occurs in the event of an executive's retirement in good standing after attaining age 57, death, or retirement due to disability.

2022 Incentive Compensation Plan

For option awards issued under the 2022 Incentive Compensation Plan, the options vest over a graded three-year period, with all unvested options immediately vesting upon a change of control of the Company in the event the surviving or successor entity does not continue, assume or replace an executive's option awards, or if the option awards are assumed and the executive is terminated within 36 months after the change of control. Any awards of restricted stock, restricted stock units, or performance-based restricted stock units under our 2022 Incentive Compensation Plan will immediately vest and become nonforfeitable upon a change of control of the Company in the event the surviving or successor entity does not continue, assume or replace such awards or if the awards are assumed and the executive is terminated within 36 months after the change of control. The additional terms related to payments upon termination of employment are described above under the Compensation Discussion and Analysis — 2024 Equity Awards.

Deferred Compensation Under KEPRP

Upon a change of control any non-qualified deferred compensation balances, including any unallocated amounts required to be reallocated, provided under the KEPRP will immediately vest and become payable to an executive on the first day of the calendar quarter following the date of the change of control. Upon termination of employment for any reason, the account balance is only paid to the extent vested and is payable in quarterly installments over a five-year period, beginning upon the later of age 55 and termination of employment.

In the table below, for illustrative purposes, we have calculated the estimated payments assuming the full acceleration of vesting of all outstanding awards upon a change in control of the Company where the acquiror neither assumes outstanding awards nor provides substitute awards. For purposes of quantifying payments and benefits, amounts are calculated for each of the named executive officers as if the change of control of the Company occurred on December 31, 2024, the last day of the Company's fiscal year and using a per share value of $36.19, which represents the closing market price per share of the Company's Common Stock on the NYSE on December 31, 2024, the last trading day of fiscal 2024.

Potential Payments Upon Termination or Change in Control for Named Executive Officers

	Payments and Benefits	Involuntary or Constructive Termination	Change in Control	Involuntary or Constructive Termination following a Change in Control	Death/ Disability	Retirement	Voluntary Resignation
Craig R. Smiddy	Performance Recognition Plan[1]	$0	$0	$1,723,750	$1,723,750	$0	$0
	Acceleration of Stock and Option Awards[2][4]	0	11,211,116	11,211,116	11,211,116	0	0
	KEPRP Account Balance[3]	3,854,076	3,854,076	3,854,076	3,854,076	3,854,076	3,854,076
	Total	3,854,076	15,065,192	16,788,942	16,788,942	3,854,076	3,854,076
Frank J. Sodaro	Performance Recognition Plan[1]	0	0	649,000	649,000	0	0
	Acceleration of Stock and Option Awards[2][5]	0	3,489,990	3,489,990	3,489,990	0	0
	KEPRP Account Balance[3]	449,335	641,907	641,907	449,335	449,335	449,335
	Total	449,335	4,131,897	4,780,897	4,588,325	449,335	449,335
W. Todd Gray	Performance Recognition Plan[1]	0	0	819,000	819,000	0	0
	Acceleration of Stock and Option Awards[2][6]	0	3,824,600	3,824,600	3,824,600	0	0
	KEPRP Account Balance[3]	1,588,623	1,765,136	1,765,136	1,588,623	1,588,623	1,588,623
	Total	1,588,623	5,589,736	6,408,736	6,232,223	1,588,623	1,588,623
Carolyn Monroe	Performance Recognition Plan[1]	0	0	889,326	889,326	0	0
	Acceleration of Stock and Option Awards[2][7]	0	3,750,534	3,750,534	3,750,534	0	0
	KEPRP Account Balance[3]	2,601,571	2,601,571	2,601,571	2,601,571	2,601,571	2,601,571
	Total	2,601,571	6,352,105	7,241,431	7,241,431	2,601,571	2,601,571
Stephen J. Oberst	Performance Recognition Plan[1]	0	0	858,750	858,750	0	0
	Acceleration of Stock and Option Awards[2][8]	0	5,045,557	5,045,557	5,045,557	0	0
	KEPRP Account Balance[3]	3,095,754	3,095,754	3,095,754	3,095,754	3,095,754	3,095,754
	Total	3,095,754	8,141,311	9,000,061	9,000,061	3,095,754	3,095,754

1. Amount reflects the target value of the PRP award granted in 2024 and assumes performance was achieved at the target level.

2. Amount assumes that (a) all unvested options under the option awards under both the 2016 and 2022 Incentive Compensation Plans have vested and are immediately exercisable and (b) reflects the total value based on the difference between: (i) the market price of our Common Stock underlying the accelerated stock options as of December 31, 2024, and (ii) the exercise price of the stock options. See the Outstanding Equity Awards at Year-End 2024 table for the applicable exercise prices. For

restricted stock and restricted stock units, the amount assumes the total value of the restricted stock that would become immediately vested upon a change of control, valued using the market price of our Common Stock as of December 31, 2024. For performance-based restricted stock units, the amount assumes the total value of the restricted stock units that would become immediately vested upon a change of control assuming performance was achieved at the target level, valued using the market price of our Common Stock as of December 31, 2024. For purposes of accelerated vesting upon a termination due to "disability," an executive must be determined to have a physical or mental impairment that is expected to result in death or to last for a continuous period of not less than 12 months during which the executive is unable to engage in any substantial gainful activity by reason of such impairment.

3. The table shows each executive's KEPRP account balance (including any earnings) as of December 31, 2024. In the event of an executive's involuntary termination, or death on that date, the executive (or the executive's beneficiary in the event of the executive's death) would be entitled to receive the executive's vested account balance paid in quarterly installments over a five-year period. In the event of a change in control of the Company on that date, the executive's account balance would become immediately vested and payable. There is no payment on termination due to disability.

4. For Mr. Smiddy, the value reported represents the value of accelerated vesting of 78,074 shares of restricted stock, stock options covering 421,999 shares of Company Common Stock, 28,912 restricted stock units, and 86,737 performance-based restricted stock units.

5. For Mr. Sodaro, the value reported represents the value of accelerated vesting of 23,355 shares of restricted stock, stock options covering 135,730 shares of Company Common Stock, 9,032 restricted stock units, and 27,100 performance-based restricted stock units.

6. For Mr. Gray, the value reported represents the value of accelerated vesting of 23,355 shares of restricted stock, stock options covering 148,730 shares of Company Common Stock, 10,537 restricted stock units, and 31,700 performance-based restricted stock units.

7. For Ms. Monroe, the value reported represents the value of accelerated vesting of 21,354 shares of restricted stock, stock options covering 161,250 shares of Company Common Stock, 8,730 restricted stock units, and 26,200 performance-based restricted stock units.

8. For Mr. Oberst, the value reported represents the value of accelerated vesting of 33,365 shares of restricted stock, stock options covering 202,750 shares of Company Common Stock, 12,042 restricted stock units, and 36,250 performance-based restricted stock units.

Equity Compensation Plan Information

The following table sets forth certain information regarding securities authorized for issuance under the Company's Incentive Compensation Plans as of year-end 2024. The Company's Incentive Compensation Plans have been approved by the shareholders.

Equity Compensation Plan Status as of Year-End 2024			
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights[1] (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	11,995,154[2]	$23.25	14,758,218
Equity compensation plans not approved by security holders	—	—	—
Total	11,995,154	$23.25	14,758,218

1. The weighted-average exercise price is calculated based solely on the exercise price of the outstanding options and does not reflect shares covered by RSUs or PSUs, neither of which have an exercise price.

2. Includes 10,096,312 shares subject to options, 626,446 shares covered by RSUs, and 1,232,396 shares representing the number of shares covered by PSUs that may be earned pursuant to rights granted, assuming the highest level of performance is achieved. A total of 54,349 options from the 2015 grant year included in this amount were either exercised or expired between January 1, 2025 and March 19, 2025.

CEO Pay Ratio Disclosure

The Compensation Committee and Board of Directors believe that executive compensation, particularly as it applies to the Company's CEO and other executive officers, should be related to the responsibilities undertaken and be consistent with the Company's intermediate and long-term performance. In this context, and in accordance with the requirements of The Dodd-Frank Act, as well as the SEC rules adopted pursuant to it, the Company is reporting the ratio of the total annual compensation of the CEO to that of the "Median Employee."

For purposes of computing the ratio, Mr. Smiddy's compensation is the same as is shown in the Summary Compensation Table. The total annual compensation for the Median Employee was determined as of December 31, 2024 by preparing a list of all U.S.-based employees of the Company's U.S. subsidiaries at year-end 2024 (excluding the CEO) in the order of the highest to the lowest total gross compensation (excluding retirement plan contributions). Non-U.S. employees were excluded as they accounted for approximately 155 persons employed in Canada out of a total of approximately 9,400 Company employees. Pursuant to the pay ratio rule, the compensation of those non-U.S. employees was considered to be de minimis. The compensation for employees who did not work for the Company or one of its subsidiaries for all of 2024 was annualized in arriving at the Median Employee's compensation. The Median Employee's total compensation was established by using the same elements of compensation as are shown in the Summary Compensation Table for the CEO.

The total annual compensation of the Company's CEO - Craig R. Smiddy:	$7,679,154
The total annual compensation of the Median Employee:	$83,449
Ratio of the CEO's compensation to the Median Employee:	92 to 1

Pay Versus Performance

The Board of Directors and the Compensation Committee, in particular, consider Company performance in connection with the determination of compensation for the executive officers and certain senior managers of the Company. The Company makes an effort to align executive officer compensation with shareholder value on an annual and long-term basis. The Company believes that its history of growth over many decades is, in part, a result of its compensation programs that encourage longer-term growth and the building of long-term shareholder value rather than short-term results and that compensation has been aligned and balanced with shareholder returns.

During the periods presented in the table and charts below, the Board of Directors and Compensation Committee retained Fredrick W. Cook, Inc. to review the Company's compensation programs and procedures applicable to the Company's executive officers and directors. The consultant was asked to provide a comparison of the compensation programs of companies similar in size, operation and organization to the Company, including a review of a peer group of companies determined by the Committee to be appropriate for comparison. As a result of this review, during the periods presented in the following tables and charts, the Company made appropriate and necessary adjustments to the named executive officers' compensation, including a shift to a larger percentage of the named executive officers' compensation to long-term incentive awards.

As required by Item 402(v) of Regulation S-K, we are providing the following table that illustrates the relationship between executive "compensation actually paid" (as defined by Item 402(v) of Regulation S-K) and certain measures of financial performance of the Company. The table below illustrates the compensation for our principal executive officer (PEO, also known as our CEO) and the average compensation amounts for our remaining named executive officers (Non-PEO NEOs).

Year	Summary Compensation Table Total for PEO (CEO)[1]	Compensation Actually Paid to PEO (CEO)[1,3]	Average Summary Compensation Table Total for Non-PEO NEOs[1]	Compensation Actually Paid to Non-PEO NEOs[1,3]	Value of Initial Fixed $100 Investment Based On: Old Republic Total Shareholder Return (TSR)	Peer Group TSR[4]	Net Income	Net Operating Income[2] ($ Millions)	Underwriting Income[2]
2024	$7,679,154	$13,387,172	$3,213,571	$5,261,555	$229.23	$182.62	$852.7	$797.0	$404.0
2023	5,887,317	8,767,147	2,545,333	3,466,466	180.36	147.60	598.6	749.5	430.6
2022	4,540,010	5,056,150	2,056,345	2,196,828	142.78	138.20	686.4	845.1	665.8
2021	2,392,292	3,259,180	1,243,941	1,471,040	133.84	124.70	1,534.3	935.9	785.9
2020	1,882,098	1,643,582	1,268,335	1,175,383	92.36	92.69	558.6	670.8	435.2

1. Amounts represent "compensation actually paid" to our PEO (CEO) and the average "compensation actually paid" to our Non-PEO NEOs for the relevant fiscal year, as determined under SEC rules (and described below), which includes the individuals indicated in the table below for each fiscal year:

Year	Current PEO	Non-PEO NEOs
2024	Mr. Smiddy	Messrs. Sodaro, Gray, Oberst, and Monroe
2023	Mr. Smiddy	Messrs. Sodaro, Gray, Lange, and Oberst
2022	Mr. Smiddy	Messrs. Sodaro, Gray, Oberst, and Yeager*
2021	Mr. Smiddy	Messrs. Mueller*, Sodaro, Gray, Oberst, and Yeager
2020	Mr. Smiddy	Messrs. Mueller, Gray, Oberst, and Yeager

* Mr. Rande Yeager retired from the Company on June 30, 2023. Mr. Karl Mueller retired from the Company on June 30, 2021, and Mr. Sodaro was appointed as the Company's Chief Financial Officer effective July 1, 2021.

2. The Company has determined that net operating income and underwriting income are the financial measures that best link company performance to compensation actually paid to the Company's named executive officers for the most recently completed fiscal year. Net operating income reflects net income excluding investment gains (losses) which is used in calculating operating return on equity, one of the performance measures of our long-term incentive compensation plan. Underwriting income reflects net premiums and fees earned and the associated combined ratio, both of which are performance measures of our short-term incentive compensation plans. The evaluation of periodic and long-term results via these measures excluding consideration of all investment gains (losses) provides a better way to analyze, evaluate and establish accountability for the results of the insurance operations.

3. Amounts are calculated in accordance with the method required by Item 402(v) of Regulation S-K and do not reflect actual compensation paid to the PEO (CEO) and our Non-PEO NEOs. See table below for the details of amounts deducted and added to the Summary Compensation Table figure to calculate compensation actually paid.

	2024	
Adjustments	PEO (CEO)	Non-PEO NEOs
Deduction for Amounts Reported under the "Stock Awards" and "Option Awards" Columns in the Summary Compensation Table for Applicable Fiscal Year (FY)	($4,241,433)	($1,490,110)
Increase based on ASC 718 Fair Value of Awards Granted during Applicable FY that Remain Unvested as of Applicable FY End, determined as of Applicable FY End	8,066,001	2,850,116
Increase/deduction for Awards Granted during Prior FY that were Outstanding and Unvested as of Applicable FY End, determined based on change in ASC 718 Fair Value from Prior FY End to Applicable FY End	1,609,601	603,023
Increase/deduction for Awards Granted during Prior FY that Vested During Applicable FY, determined based on change in ASC 718 Fair Value from Prior FY End to Vesting Date	273,849	84,955
TOTAL ADJUSTMENTS	$5,708,018	$2,047,984

4. The Peer Group consists of American Financial Group, Inc.; American International Group, Inc.; W.R. Berkley Corporation; Chubb Limited; Cincinnati Financial Corporation; CNA Financial Corporation; Fidelity National Financial, Inc.; First American Financial Corporation; The Hartford Financial Services Group, Inc.; Stewart Information Services Corporation; and The Travelers Companies, Inc.

Description of Relationship Between CEO and Non-PEO NEO Compensation Actually Paid and Company TSR

The following chart sets forth the relationship between compensation actually paid to our PEO (CEO), the average of compensation actually paid to our Non-PEO NEOs, and the Company's cumulative TSR over the five most recently completed fiscal years.



Description of Relationship Between CEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between compensation actually paid to our PEO (CEO), the average of compensation actually paid to our Non-PEO NEOs, and the Company's net income over the five most recently completed fiscal years.



Description of Relationship Between CEO and Non-PEO NEO Compensation Actually Paid and Net Operating Income and Underwriting Income

The following chart sets forth the relationship between compensation actually paid to our PEO (CEO), the average of compensation actually paid to our Non-PEO NEOs, and the Company's net operating income and underwriting income over the five most recently completed fiscal years.



Tabular List of Financial Performance Measures

The items listed below represent the most important metrics used to determine compensation actually paid to company performance for the most recently completed year.

- Net Operating Income
- Underwriting Income
- Growth in Net Premium and Fees Earned
- Combined Ratio
- Growth in Book Value per Share, Inclusive of Dividends
- Operating Return on Equity

General Information

Submitting Questions at the Annual Meeting

Shareholders may submit questions to be answered during the Annual Meeting of the Shareholders by following the directions on the meeting website (www.virtualshareholdermeeting.com/ORI2025). Such questions must be germane to matters properly before the Annual Meeting. The Company does not intend to address any questions that are, among other things, irrelevant to the business of the Company or to the business of the Annual Meeting; related to material non-public information of the Company; related to personal matters or grievances; derogatory references to individuals or that are otherwise in bad taste; repetitious statements already made by another shareholder; or out of or order or not otherwise suitable for the conduct of the Annual Meeting as determined by the Chair of the Annual Meeting or the Corporate Secretary in their reasonable judgment.

Additional Information and Technical Assistance During the Annual Meeting

Additional information regarding the rules and procedures for the meeting will be posted on the meeting website (www.virtualshareholdermeeting.com/ORI2025) and can be viewed during the meeting. Technical assistance will be available for those attending the meeting. If there are any technical issues in convening or hosting the meeting, additional information will be promptly posted on Old Republic's website (www.oldrepublic.com) under the heading "Events and Presentations."

Shareholders Eligible to Vote

The Company has one class of voting stock outstanding - Common Stock, $1.00 par value per share. Shareholders of record as of the close of business on March 24, 2025 are entitled to notice of and to vote at the meeting. On March 24, 2025, there were 247,161,868 shares of Common Stock outstanding and entitled to one vote each on all matters to be considered at the meeting. There are no cumulative voting rights with respect to the election of directors. A list of the shareholders of record entitled to vote at the Annual Meeting of the Shareholders will be available for review by any shareholder, for any purpose germane to the meeting, between 8:30 a.m. and 5:00 p.m. Central Daylight Time at 307 North Michigan Avenue, Chicago, Illinois 60601 for a period of ten days prior to the meeting.

Voting Procedures

The Company's Restated Certificate of Incorporation and Amended and Restated By-laws prescribe voting procedures for certain, but not all, corporate actions. When no procedures are prescribed, the General Corporation Law of the State of Delaware applies. Matters presented at the Company's Annual Meetings of Shareholders are decided as follows: (1) directors are elected by a majority of the votes cast by holders of shares entitled to vote with respect to each director's election, provided that if, as of the record date for a meeting of shareholders for which directors are to be elected, the number of nominees exceeds the number of directors to be elected (i.e., a contested election), the nominees receiving a plurality of the votes cast by holders of shares entitled to vote in the election shall be elected; (2) amendments to the Company's Restated Certificate of Incorporation are determined by the affirmative vote of the majority of shares outstanding and entitled to vote, except for: (a) amendments that concern approval thresholds for plans of merger or other business transactions not unanimously approved by the Board of Directors, which require the approval of 80% of the shares entitled to vote, and (b) amendments that concern the number or terms of the Board of Directors, which require the approval of 66-2/3% of the shares entitled to vote; (3) shareholder action to repeal, alter, amend or adopt new by-laws requires the approval of 66% of the shares entitled to vote; and (4) all other matters are determined by the affirmative vote of the majority of shares present in person or by proxy at the meeting and entitled to vote.

Under Delaware law, the votes at the Company's Annual Meeting of the Shareholders will be counted by the inspectors of election appointed for the meeting. The inspectors are charged with ascertaining the number of shares outstanding, the number of shares present, whether in person or by proxy, and the validity of all proxies. The inspectors are entitled to rule on any voting challenges and are responsible for the tabulation of the voting results.

A quorum for the Company's Annual Meeting of the Shareholders is a majority of the shares outstanding and entitled to vote appearing in person or by proxy at the meeting. Under Delaware law, abstentions are counted in determining the quorum of the meeting, have the effect of a vote "against" any matter that requires an affirmative vote of at least the majority of shares present in person or by proxy at the meeting, and have no effect on the election of directors in an uncontested election.

Shares beneficially owned but registered in the name of a broker or bank will be counted for the determination of a quorum for the meeting if there is a discretionary voting item on the meeting agenda within the meaning of section 402.08 of the NYSE Listed Company Manual. If there is a discretionary item on the agenda and the broker or bank does not vote these shares (a "non-vote"), they will not be counted as having voted on the proposal. Therefore, a non-vote will have no effect. This year Item 2 is a discretionary voting item; all other items are non-discretionary.

Revoking Your Proxy

Your proxy may be revoked at any time before shares are voted by written notification addressed to the persons named therein as proxies, and mailed or delivered to the Company at 307 North Michigan Avenue, Chicago, Illinois 60601. All shares represented by effective proxies will be voted at the meeting and at any adjournments thereof.

How Your Shares will be Voted

If the enclosed proxy is properly executed and returned in time for voting or you properly submit your vote by telephone or the internet no later than 11:59 PM, Eastern Daylight Time on May 21, 2025, the shares represented thereby will be voted as indicated thereon. If no specification is made, the shares represented thereby will be voted by the Company's proxy committee (whose members are listed on the proxy card) for: (Item 1) the election of each of the director nominees named in this proxy statement (or substitutes thereof if any nominees are unable or refuse to serve); (Item 2) the selection of the Company's independent registered public accounting firm; (Item 3) the advisory vote concerning the Company's executive compensation as recommended by the Board of Directors; and (Item 4) in the discretion of the proxy committee upon any other matters which may properly come before the meeting.

For participants in the 401(k) Plan, if the enclosed proxy is properly executed and returned in time for voting or you properly submit your vote by telephone or the internet no later than 11:59 PM, Eastern Daylight Time on May 19, 2025, the shares represented thereby will be voted as indicated thereon. If no direction is made with respect to the voting of your shares held in the 401(k) Plan, such shares will be voted by the 401(k) Plan's Administration Committee.

Householding of Proxies

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for annual reports and proxy statements with respect to two or more shareholders sharing the same address by delivering a single annual report and/or proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. The Company and some brokers who distribute annual reports and proxy materials may deliver a single annual report and/or proxy statement to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders.

Once you have received notice from your broker or the Company that your broker or the Company will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. You may request to receive promptly at any time a separate copy of our annual report or proxy statement by sending a written request to the Company at 307 North Michigan Avenue, Chicago, Illinois 60601, attention Investor Relations, or by visiting our website, www.oldrepublic.com and downloading this material.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report and proxy statement in the future, please notify your broker if your shares are held in a brokerage account, or if you hold registered shares, the Company's transfer agent, EQ Shareowner Services, P.O. Box 64874, St. Paul, MN 55164, phone number 800-401-1957.

Other Matters for the Annual Meeting of the Shareholders

The Company knows of no matters, other than those referred to herein that will be presented at the meeting. If, however, any other appropriate business should properly be presented at the meeting, or any adjustment or postponement thereof, the proxies named in the enclosed form of proxy will vote the proxies in accordance with their best judgment.

Expenses of Solicitation

All expenses incident to the solicitation of proxies by the Company will be paid by the Company. In addition to solicitation by mail, the Company has retained D. F. King & Company of New York City, to assist in the solicitation of proxies. Fees for this solicitation are expected to be approximately $10,500. In a limited number of instances, regular employees of the Company may solicit proxies in person or by telephone.

Director Candidate Recommendations

The Governance and Nominating Committee may consider qualified director candidates nominated by shareholders, but the Committee has no obligation to recommend such candidates for inclusion on the Board or in the Company's proxy statement. Any shareholder nomination should be accompanied by a comprehensive description of the person's qualifications plus additional sources of relevant information that will assist the Committee in its review of the person's background and qualifications before making a determination of the candidate's fitness to serve. Such material must conform to the requirements contained in the Company's "Advance Notice by-law." The requirements of that by-law can be reviewed on the Company's website, www.oldrepublic.com. All candidates nominated by shareholders will be evaluated with the same minimum criteria discussed in this proxy statement. A candidate who does not display such criteria will not be recommended by the Committee for membership on the Board. Given the long-term, regulated nature of the Company's business, nominees will not be considered if they are regarded simply as representatives of a particular shareholder or group of shareholders with a short-term agenda and not oriented toward the demands of a regulated insurance business vested with the public interest and governed for the long run. Shareholders who wish to nominate an individual for election as a director, rather than recommending a candidate for nomination by the Board, must follow the procedures described below and in the Company's By-laws.

Shareholder Proposals or Director Nominations for the 2026 Annual Meeting

To be included in the Company's proxy statement for the 2026 Annual Meeting of the Shareholders pursuant to Rule 14a-8 under the Exchange Act, a shareholder proposal must be received by the Company no later than November 28, 2025, and otherwise comply with all applicable federal securities laws. Proposals should be directed to the attention of the Corporate Secretary at 307 N. Michigan Avenue, Chicago, Illinois 60601.

Pursuant to the advance notice provisions of our By-laws, in order for a shareholder to properly nominate a Board candidate or bring any other business at the Company's annual shareholder meetings, notice of such nomination or business must be given in writing to the Corporate Secretary and delivered to or mailed and received at the Company's principal executive offices, not less than 90 days nor more than 120 days prior to first anniversary of the preceding year's annual shareholder meeting, and otherwise comply with the information and procedural requirements set forth in our By-laws.

In order for a nominee for election to the board of directors to be included in our proxy statement and proxy card for any annual meeting of the shareholders, notice of such nominee must be properly submitted pursuant to the proxy access provisions of our By-laws and have been delivered to or mailed and received at the principal executive offices of the Company not less than 120 days nor more than 150 days prior to the first anniversary of the date of the proxy statement for the corporation's immediately preceding annual meeting of the shareholders, and otherwise comply with the information and procedural requirements set forth in our By-laws.

These descriptions are summaries only, and for the complete provisions, shareholders should refer to the Company's By-laws, which can be reviewed on the Company's website, www.oldrepublic.com.

This proxy statement is filed by order of the Board of Directors.

Thomas A. Dare
Senior Vice President, General Counsel and Secretary
Chicago, Illinois
March 28, 2025

[THIS PAGE INTENTIONALLY LEFT BLANK]

www.oldrepublic.com



OLD REPUBLIC INTERNATIONAL CORPORATION
307 North Michigan Avenue
Chicago, IL 60601